As filed with the Securities and Exchange Commission on August 14, 1997.
                                                  Registration No. 333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       ----------------------------------

                                   FORM  S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                       ----------------------------------

                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                (Name of registrant as specified in its charter)

          Delaware                                 6712                          52-1508198
(State or other jurisdiction           (Primary Standard Industrial           (I.R.S. Employer
of incorporation or organization)        Classification Code No.)           Identification Number)

                  1627 K Street, N.W., Washington, D.C. 20006
                  -------------------------------------------
   (Address, and telephone number of registrants principal executive offices)

                       ----------------------------------

           Barbara Davis Blum, President and Chief Executive Officer
          1627 K Street, N.W., Washington, D.C.  20006; (202) 466-4090
        ------------------------------------------------------------------
           (Name, address and telephone number of agent for service)

                       ----------------------------------

                                  Copies to:
Kathleen L. Cerveny, Esq.                     Brian D. Alprin, Esq.
Hazel & Thomas, P.C.                          Laurence S. Lese, Esq.
3110 Fairview Park Drive, Suite 1400          Duane, Morris & Heckscher LLP
Falls Church, VA  22042                       1667 K Street, N.W., Suite 700
(703) 641-4200                                Washington, D.C.  20006-1608
                                              (202) 776-7800

     Approximate date of proposed sale to the public: As soon as practicable after this registration statement is declared effective, on the effective date of the Holding Company Merger of Ballston Bancorp, Inc. into a subsidiary of Abigail Adams National Bancorp, Inc. as described in the Agreement and Plan of Reorganization, as amended, attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement.

     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================
                                                          Proposed      Proposed
                                                          Maximum       Maximum
                                            Amount to     Offering     Aggregate      Amount of
Titles of Each Class of                        be          Price        Offering    Registration
Securities to be Registered                Registered     per Share     Price (1)       Fee
-------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share     554,226(1)           N/A  3,935,321.82      $1,192.52
=================================================================================================

                                                                (Notes Overleaf)

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended and computed pursuant to Rule 457(f)(2) by multiplying $4.86, the book value per share of the capital stock of Ballston Bancorp, Inc. ("Ballston") computed as of June 30, 1997 by 1,619,474, the maximum number of shares of capital stock of Ballston outstanding immediately prior to the Holding Company Merger and, pursuant to Rule 457(f)(3), deducting $3,935,321.82, the amount of cash to be paid by the Registrant to the stockholders of Ballston, which represents fifty percent (50%) of the Exchange Price.

                             BALLSTON BANCORP, INC.
                         1667 K Street, N.W., Suite 700
                             Washington, D.C. 20006
                                                                  ________, 1997

To the Stockholders of Ballston Bancorp, Inc.

Dear Stockholders:

     You are cordially invited to attend the Special Meeting of Stockholders of Ballston Bancorp, Inc. ("Ballston") and any adjournment or postponement thereof (the "Ballston Meeting"), which will be held on __________, 1997, at _______, local time, in the banking lobby of The Bank of Northern Virginia, at 1010 North Glebe Road, Arlington, Virginia.

     At this meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization dated as of June 23, 1997 as amended (the "Agreement"), by and among Abigail Adams National Bancorp, Inc. ("AANB"), Ballston, and The Bank of Northern Virginia, pursuant to which Ballston would merge with and into Adams Acquisition Corporation ("Subsidiary"), a to-be-formed Delaware corporation (the "Holding Company Merger"), The Bank of Northern Virginia would become a wholly-owned subsidiary of AANB, and each outstanding share of Ballston Stock shall be entitled to elect to receive a pro rata portion of the Exchange Price (subject to adjustment in certain circumstances described in the enclosed Proxy Statement/Prospectus) in (a) AANB Common Stock, with cash being paid in lieu of any fractional share interests,
(b) cash, or (c) a combination of AANB Common Stock and cash. Following the Holding Company Merger AANB intends to cause the merger of The Bank of Northern Virginia with and into The Adams National Bank with The Adams National Bank being the surviving entity.

     The proposed Holding Company Merger has been approved by the Board of Directors of Ballston. Your Board of Directors has determined that the Holding Company Merger is fair to, and in the best interests of, Ballston and its Stockholders and unanimously recommends that you vote FOR approval of the Agreement and Holding Company Merger.

     Consummation of the Holding Company Merger is subject to certain conditions, including the approval of the Agreement and Holding Company Merger by Ballston's Stockholders. The enclosed Notice of Special Meeting of Stockholders and Proxy Statement/Prospectus describe the Agreement and the Holding Company Merger and provide specific information concerning the Special Meeting as well as other information about AANB, Ballston and The Bank of Northern Virginia. In view of the significance of these matters, you are urged to read this Proxy Statement/Prospectus, as well as the appendices thereto.

     It is important that your shares be represented at the Ballston Meeting, regardless of whether you plan to attend in person. The affirmative vote of a majority of all of the outstanding shares of Ballston Stock is required to approve the Agreement and Holding Company Merger. Consequently, a failure to vote will have the same effect as a vote against the proposal. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the Ballston Meeting. You should not forward any of your stock certificates at this time.

     I also urge you to take advantage of your opportunity to register your preference between receiving AANB Common Stock and receiving cash in return for your Ballston Stock. Enclosed you will find a form of election which you should execute, date and return in the enclosed postage-paid envelope. You may elect to receive all AANB Common Stock, or all cash, or such combination of the two as you choose. If we do not receive your form of election before the adjournment of the Special Meeting of Shareholders, you will be deemed to have registered no preference between AANB Common Stock and cash and will have less control over the type of consideration you may receive. While every stockholder may not receive his or her preferred type of consideration, every effort will be made to provide each stockholder with as much consideration in the form that he or she prefers, provided that the form of election is properly completed and timely received.

     On behalf of the Board of Directors, I urge you to vote FOR approval of the Agreement and the Holding Company Merger.

                                            Sincerely,


                                            Robert F. Kelleher
                                            Chairman of the Board, President
                                            and Chief Executive Officer

                             BALLSTON BANCORP, INC.
                         1667 K Street, N.W., Suite 700
                            Washington, D.C.  20006

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         to be held ____________, 1997

     Notice Is Hereby Given that, pursuant to a call of its Directors, a Special Meeting of Stockholders of Ballston Bancorp, Inc. ("Ballston") will be held in the banking lobby of The Bank of Northern Virginia, at 1010 North Glebe Road, Arlington, Virginia on _______________, 1997, at ___.m. local time and any adjournment thereof (the "Ballston Meeting"), for the following purposes:

(1) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of June 23, 1997 as amended (the "Agreement"), by and among Abigail Adams National Bancorp, Inc. ("AANB"), Ballston Bancorp, Inc. ("Ballston") and The Bank of Northern Virginia and the merger provided for therein (the "Holding Company Merger"). A copy of the Agreement is attached as Appendix A to, and described in, the accompanying Proxy Statement/Prospectus. Pursuant to the Agreement, (i) Ballston will merge with and into Adams Acquisition Corporation, a to-be-formed subsidiary of AANB ("Subsidiary"); and (ii) each outstanding share of the Ballston common stock, $0.20 par value (the "Ballston Stock"), shall be converted into the right to receive a pro rata portion of the Exchange Price (as defined in the Agreement) and shall be entitled to elect to receive a pro rata portion of the Exchange Price in (a) AANB Common Stock ("Stock Consideration") with cash being paid in lieu of fractional share interests, (b) cash ("Cash Consideration"), or (c) a combination of AANB Common Stock and cash, provided that in no event shall more than 50% in the aggregate of the Exchange Price be paid in AANB Common Stock nor more than 50% in cash. The shares of Ballston Stock of Ballston Stockholders electing and who are allocated Stock Consideration automatically shall become and be converted into shares of the common stock, $0.01 par value of AANB (the "AANB Stock"). Holders of Ballston Stock who make no election as between Cash Consideration and Stock Consideration will receive that portion of Cash Consideration and AANB Stock Consideration as determined by Ballston in implementing allocation procedures set forth in the Agreement so that no more than 50% of the aggregate Exchange Price is paid in AANB Common Stock nor more than 50% of the aggregate Exchange Price is paid in cash. Cash will be paid in lieu of fractional shares. Immediately prior to the Holding Company Merger, The Adams National Bank will become a subsidiary of Subsidiary and following the Holding Company Merger, AANB will cause the merger of The Bank of Northern Virginia with and into The Adams National Bank (the "Bank Merger") with The Adams National Bank being the surviving entity.

(2) To vote on such other business as may properly come before the Ballston Meeting.

     If the Agreement and the Holding Company Merger are approved, adopted and consummated, each stockholder of Ballston will have the right to dissent and demand payment of the fair value of his or her shares. This right is contingent upon strict compliance with the procedures set forth in the applicable statute. The full text of this statute is included as Appendix B to the accompanying Proxy Statement/Prospectus.

     The Ballston Board of Directors has fixed ______, 1997, as the record date for the Ballston Meeting. All of the holders of Ballston Stock at the close of business on that date are entitled to receive notice of and to vote at the Ballston Meeting.

     All stockholders are urged to attend the Ballston Meeting in person. Whether or not you now plan to attend the Ballston Meeting, you are asked to complete, date, sign and mail promptly the enclosed proxy card for which a postage paid envelope is provided. If you decide to attend the Ballston Meeting, you may revoke your proxy and vote your shares in person.

                                            By Order of the Board of Directors


                                            Brian D. Alprin, Secretary
Washington, D.C.
_________________________, 1997



     THE BOARD OF DIRECTORS OF BALLSTON RECOMMENDS THAT THE HOLDERS OF BALLSTON COMMON STOCK VOTE TO APPROVE AND ADOPT THE AGREEMENT AND MERGER.

                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                              1627 K Street, N.W.
                            Washington, D.C.  20006

                                                     _____________, 1997
To Our Stockholders:

     I am pleased to enclose the following information relating to the Special Meeting of Stockholders of Abigail Adams National Bancorp, Inc. ("AANB") and any adjournment or postponement thereof (the "AANB Meeting") to be held at 1627 K Street, N.W.,Washington, D.C. 20006, on ___________, 1997 at 10:00 a.m.

     At the AANB Meeting, you will be asked to consider and vote upon a proposal to ratify the Board of Directors' approval of an Agreement and Plan of Reorganization, dated as of June 23, 1997, as amended (the "Agreement"), by and among Abigail Adams National Bancorp, Inc. ("AANB"), Ballston Bancorp, Inc. ("Ballston") and The Bank of Northern Virginia and the merger provided for therein (the "Holding Company Merger") and approve the issuance of a number of shares, subject to adjustment (the "Issuance"), of AANB common stock, $.01 par value (the "AANB Common Stock") to stockholders of Ballston Bancorp, Inc. ("Ballston") sufficient to complete AANB's proposed acquisition of Ballston, estimated to be 554,226 shares as of June 30, 1997. The acquisition will be effected through the merger of Ballston with and into Adams Acquisition Corporation ("Subsidiary"), a to-be-formed Delaware corporation and a wholly-owned subsidiary of AANB, as more fully described in the enclosed Proxy Statement/Prospectus. Ballston is a bank holding company and the sole stockholder of The Bank of Northern Virginia, a state bank with its principal office located in Arlington, Virginia, providing a range of banking services for its commercial, industrial and financial customers. The Bank of Northern Virginia had approximately $71.7 million in total assets at June 30, 1997. Immediately prior to the Holding Company Merger, The Adams National Bank will become a subsidiary of Subsidiary and following the Holding Company Merger, AANB will cause the merger of The Bank of Northern Virginia with and into The Adams National Bank (the "Bank Merger") with The Adams National Bank being the surviving entity.

     Your Board of Directors has approved the Agreement and Holding Company Merger and the Issuance and believes that it is in the best interests of AANB and our stockholders that the stockholders ratify the Board's approval of the Agreement and the Holding Company Merger and approve the Issuance. Accordingly, the Board of Directors recommends that you vote to ratify the Board's approval of the Agreement and Holding Company Merger and to approve the Issuance.

     We hope that you can attend the AANB Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own.

     We look forward to seeing you at the AANB Meeting.

                                           Sincerely,

                                           Barbara Davis Blum
                                           Chairwoman of the Board,
                                           President and Chief Executive Officer

                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                              1627 K Street, N.W.
                            Washington, D.C.  20006

                         -----------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         to be held on _________, 1997

     NOTICE IS HEREBY GIVEN that the Special Meeting of the Stockholders of Abigail Adams National Bancorp, Inc. ("AANB") will be held on ___________, 1997 at _______ a.m. local time and any adjournment or postponement thereof (the "AANB Meeting") at 1627 K Street, N.W., Washington, D.C. 20006 for the following purposes:

     (1) To consider and vote upon a proposal to ratify the Board's approval and adoption of the Agreement and Plan of Reorganization, dated as of June 23, 1997 as amended (the "Agreement"), by and among AANB, Ballston Bancorp, Inc. ("Ballston") and The Bank of Northern Virginia and the merger provided for therein (the "Holding Company Merger") and the issuance of a number of shares, subject to adjustment (the "Issuance") of the common stock of AANB, par value $0.01 per share (the "AANB Common Stock"), to holders of the common stock, par value $0.20 per share of Ballston sufficient to complete AANB's proposed acquisition (estimated to be 554,226 shares as of June 30, 1997) of Ballston through the merger of Ballston with and into Adams Acquisition Corporation, a to-be-formed wholly-owned subsidiary of AANB. A copy of the Agreement is attached as Appendix A to, and described in, the accompanying Proxy Statement/Prospectus.

     (2) To vote on such other business as may properly come before the AANB Meeting or any adjournment or postponement thereof.

     The AANB Board of Directors has fixed ___________, 1997, as the record date for the AANB Meeting. All holders of record of AANB Common Stock at the close of business on that date are entitled to receive notice of and to vote at the AANB Meeting or any adjournments or postponements thereof.

     All stockholders are urged to attend the AANB Meeting in person. WHETHER OR NOT YOU NOW PLAN TO ATTEND THE AANB MEETING, YOU ARE ASKED TO COMPLETE, DATE, SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY CARD FOR WHICH A POSTAGE PAID ENVELOPE IS PROVIDED. If you are a stockholder of record and decide to attend the AANB Meeting, you may revoke your proxy and vote your shares in person.

                                            By Order of the Board of Directors


                                            Joyce R. Hertz, Secretary

_______________, 1997

                     ABIGAIL ADAMS NATIONAL BANCORP, INC.
                          PROXY STATEMENT/PROSPECTUS
                                Shares of Common Stock
                        --------

                         -----------------------------

                             BALLSTON BANCORP, INC.
                                PROXY STATEMENT

                                       , 1997
                                 ------

     This Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $0.01 per share ("AANB Common Stock"), of Abigail Adams National Bancorp, Inc., a Delaware corporation ("AANB"), in connection with the solicitation of proxies by the AANB Board of Directors for use at a Special Meeting of AANB shareholders to be held at ___________ ____.m., local time, on _______________________________, 1997, at
1627 K Street, N.W.,Washington, D.C. 20006, and at any adjournments or postponements thereof (the "AANB Meeting").

     This Proxy Statement/Prospectus is also being furnished to the holders of the common stock, par value $0.20 per share (the "Ballston Stock") of Ballston Bancorp, Inc., a Delaware corporation ("Ballston") in connection with the solicitation of proxies by the Board of Directors of Ballston for use at a Special Meeting of Stockholders of Ballston to be held in the banking lobby of The Bank of Northern Virginia, at 1010 North Glebe Road, Arlington, Virginia, on ______, 1997, at ____________________ a.m., and at any adjournments or postponements thereof (the "Ballston Meeting").

     This Proxy Statement/Prospectus relates to AANB's proposed acquisition of Ballston to be effected by a merger (the "Holding Company Merger") of Ballston with and into Adams Acquisition Corporation ("Subsidiary"), a to-be-formed wholly-owned subsidiary of AANB, pursuant to an Agreement and Plan of Reorganization dated as of June 23, 1997, as amended (the "Agreement"), among AANB, Ballston and The Bank of Northern Virginia whereby Ballston will be merged with Subsidiary, and The Bank of Northern Virginia will become a wholly-owned subsidiary of AANB. In the Holding Company Merger (subject to adjustment in certain circumstances described in the enclosed Proxy Statement/Prospectus), each outstanding share of Ballston Stock would be converted into the right to receive upon election by each Ballston Stockholder his or her pro rata portion of the Exchange Price in (a) AANB Common Stock, with cash being paid in lieu of any fractional share interests, (b) cash, or (c) a combination of AANB Common Stock and cash. In no event, however, will

                                                 (Cover  continued on next page)

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ANY STATE SECURITIES COMMISSION, THE BUREAU OF FINANCIAL INSTITUTIONS OF THE COMMONWEALTH OF VIRGINIA (THE "VIRGINIA COMMISSIONER"), THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (THE "OCC"), OR THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC"), NOR HAS THE COMMISSION, ANY STATE SECURITIES COMMISSION, THE VIRGINIA COMMISSIONER, THE OCC OR THE FDIC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF AANB STOCK OFFERED HEREBY ARE NOT DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

  The date of this Proxy Statement/Prospectus is _____________________, 1997.

more than 50% of the aggregate Exchange Price be paid in AANB Common Stock nor more than 50% of the aggregate Exchange Price be paid in cash. Immediately prior to the Holding Company Merger, The Adams National Bank will become a subsidiary of Subsidiary and following the Holding Company Merger, AANB will merge The Bank of Northern Virginia with and into The Adams National Bank (the "Bank Merger") with The Adams National Bank being the surviving entity. Consummation of the Holding Company Merger is subject to various conditions, including the approval and the adoption of the Agreement and the Holding Company Merger provided for therein by the affirmative vote of the holders of a majority of the outstanding shares of the Ballston Stock entitled to vote thereon at the Ballston Meeting and the ratification of the Board of Directors' approval and adoption of the Agreement and the Holding Company Merger and approval of the issuance of shares of AANB Common Stock in connection with the Holding Company Merger by a majority of the total votes cast, in person or by proxy, at the AANB Meeting. In the event that the Holding Company Merger is consummated, certain of the Ballston Stockholders will become stockholders of AANB, whose rights will be governed by Delaware law and the AANB Certificate of Incorporation and By-Laws, rather than the Ballston Certificate of Incorporation and By-Laws. Consequently, Ballston stockholders may relinquish certain rights, including legal rights, in the Holding Company Merger. See "Proposed Holding Company Merger of Ballston and Subsidiary--Certain Differences in Rights of Stockholders of Ballston and AANB."

     Certain of the directors and stockholders of Ballston have agreed to vote their shares of Ballston Stock in favor of the Agreement and the Holding Company Merger provided for therein and such vote is sufficient to approve the Agreement and the Holding Company Merger. Therefore, the Agreement and the Holding Company Merger will be approved, notwithstanding the vote of other Ballston Stockholders. In addition, a Ballston stockholder who votes to approve the Holding Company Merger may be deemed to have ratified the terms (including the fairness) thereof and may be precluded from asserting dissenters' rights or from challenging the Holding Company Merger in a subsequent legal proceeding.

     See "Risk Factors" beginning at page 15 for certain information that should be considered by AANB and Ballston Stockholders.

     The outstanding shares of AANB Common Stock are listed on the Nasdaq National Market ("Nasdaq/NMS") under the symbol "AANB". The last reported sale price of AANB Common Stock on the Nasdaq/NMS on _________________, 1997 was $____________ per share.

     This Proxy Statement/Prospectus and the accompanying proxy cards are first being mailed to stockholders of AANB and Ballston on or about __________, 1997.

     This Proxy Statement/Prospectus is also being furnished to the holders of the Ballston Stock as the Prospectus of AANB with respect to the issuance of a number of shares, subject to adjustment (the "Issuance") of AANB Stock sufficient to complete the Holding Company Merger.

     AANB's principal executive office is located at 1627 K Street, N.W., Washington, D.C. 20006; telephone number (202) 446-4090. Ballston's principal executive office is located at 1667 K Street, N.W., Suite 700, Washington, D.C. 20006; telephone number (202) 776-7800. The information presented in this Proxy Statement/Prospectus concerning AANB and its subsidiaries has been provided by AANB, and the information concerning Ballston and The Bank of Northern Virginia has been provided by Ballston.

                             AVAILABLE INFORMATION

     AANB is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, upon payment of prescribed fees, from the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the SEC's facilities referred to above and at the SEC's Regional Offices at Seven World Trade Center (13th Floor), New York, New York 10048 and Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. The AANB Common Stock is listed on the Nasdaq/NMS under the symbol "AANB." Reports, proxy statements and other information concerning AANB should be available for inspection and copying at the offices of the Nasdaq/NMS, 1735 K Street, N.W., Washington, D.C. AANB has filed with the SEC a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the AANB Common Stock. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the SEC's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov.

                          FORWARD LOOKING INFORMATION

     In addition to historical information, this Proxy Statement/Prospectus includes certain forward looking statements based on current management expectations. AANB's and Ballston's actual results, including those of their respective subsidiaries, The Adams National Bank and The Bank of Northern Virginia, could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of The Adams National Bank's and The Bank of Northern Virginia's loan and investment portfolios, changes in ownership status resulting in the loss of eligibility for participation in government and corporate programs for minority and women-owned banks, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting AANB's and Ballston's operations, markets, products, services and prices.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     AANB will provide a copy of any information that has been incorporated by reference in the Proxy Statement/Prospectus, without charge, to each person who makes a written or oral request therefor. These documents are available upon request, without charge, from Joyce R. Hertz, Abigail Adams National Bancorp, Inc., 1627 K Street, N.W., Washington, D.C. 20006, telephone number (202) 466-4090. In order to ensure timely delivery of the documents, any request should be made by _______________, 1997.

     All documents filed by AANB pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the AANB Meeting and the Ballston Meeting are hereby incorporated by reference into this Proxy Statement/Prospectus and shall be deemed a part hereof from the date of filing of each such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AANB OR BALLSTON OR THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION ......................................................  i

FORWARD LOOKING INFORMATION ................................................ ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............................ ii

SUMMARY OF THE TRANSACTION .................................................  1
     The Companies .........................................................  1
     Proposed Holding Company Merger .......................................  1
     Consideration for Ballston Stock ......................................  2
     Valuation of AANB Common Stock ........................................  3
     Required Regulatory Approval ..........................................  3
     Required Vote--Ballston Stockholders; Record Date .....................  4
     Required Vote--AANB Stockholders; Record Date .........................  4
     Recommendation of the Ballston Board ..................................  5
     Interests of Certain Ballston Management in the Holding Company Merger.  5
     Recommendation of the AANB Board ......................................  6
     Opinion of AANB Financial Advisor .....................................  6
     Opinion of Ballston Financial Advisor .................................  6
     Dissenters' Rights of Ballston Stockholders ...........................  7
     Accounting Treatment ..................................................  7
     Certain Federal Income Tax Considerations .............................  7
     Termination of the Agreement ..........................................  8
     Market Value of Common Stock ..........................................  8
     Summary Consolidated Financial and Other Data .........................  9
     Comparative Unaudited Per Share Data .................................. 14

RISK FACTORS ............................................................... 15
     Financial Performance of AANB; No Assurance of Continued Profitability. 15
     Government Regulation ................................................. 15
     Competition ........................................................... 15
     Regional Economic Conditions .......................................... 16
     Risk of Loan Losses ................................................... 16
     Legal Lending Limits; Lending Risks ................................... 17
     Impact of Change of Ownership Status .................................. 17
     Limitations on Payment of Dividends ................................... 18
     Anti-Takeover and Change in Control Provisions ........................ 18
     Monetary Policy and General Economic Conditions ....................... 19
     Adjustment of the Exchange Price ...................................... 19
     Allocation of AANB Common Stock ....................................... 19

THE BALLSTON SPECIAL MEETING ............................................... 19
     Purpose of the Ballston Special Meeting ............................... 19
     Record Date; Voting Rights; Proxies ................................... 20


     Solicitation of Proxies ............................................... 20
     Quorum ................................................................ 20
     Required Vote ......................................................... 21

THE AANB SPECIAL MEETING ................................................... 21
     Purpose of the AANB Special Meeting ................................... 21
     Record Date; Voting Rights; Proxies ................................... 22
     Solicitation of Proxies ............................................... 22
     Quorum ................................................................ 22
     Required Vote ......................................................... 23

PROPOSED MERGER OF BALLSTON AND SUBSIDIARY ................................. 23
     General Description of the Transaction ................................ 23
     Effective Date of the Holding Company Merger; Termination ............. 27
     Background of and Reasons for the Transaction ......................... 29
     Recommendation of the Ballston Board .................................. 32
     Interests of Certain Persons in the Holding Company Merger ............ 32
     Recommendation of the Board of Directors of AANB ...................... 33
     Business Pending the Holding Company Merger ........................... 33
     Opinion of AANB Financial Advisor ..................................... 34
     Opinion of Ballston Financial Advisor ................................. 37
     Conditions to the Holding Company Merger .............................. 40
     Support Agreements and Undertakings ................................... 40
     Certain Federal Income Tax Consequences ............................... 41
     Accounting Treatment .................................................. 44
     Regulatory Approvals .................................................. 45
     Federal Securities Law Consequences ................................... 46
     Certain Differences in Rights of Stockholders of Ballston and AANB .... 47
     Rights of Dissenting Stockholders ..................................... 48

DESCRIPTION OF ABIGAIL ADAMS NATIONAL BANCORP, INC. ........................ 49
     General ............................................................... 49
     Market Area ........................................................... 49
     Services of The Adams National Bank ................................... 49
     Strategy .............................................................. 51
     Lending Activities .................................................... 52
     Competition ........................................................... 54
     Employees ............................................................. 55
     Supervision and Regulation ............................................ 55
     Properties ............................................................ 62
     Legal Proceedings ..................................................... 63

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS OF AANB

     Year Ended December 31, 1996 Compared to December 31, 1995 ............ 63
     Overview .............................................................. 63


     Analysis of Net Interest Income ....................................... 64
     Other Income .......................................................... 66
     Other Expense ......................................................... 66
     Income Tax Expense .................................................... 67
     Analysis of Loans ..................................................... 67
     Analysis of Investments ............................................... 68
     Noninterest-Earning Assets ............................................ 70
     Deposits .............................................................. 70
     Short-Term Borrowings ................................................. 71
     Long-Term Borrowings .................................................. 71
     Asset Quality ......................................................... 72
     Interest Sensitivity Management ....................................... 75
     Six Month Ended June 30, 1997 Compared to Six Months Ended
       June 30, 1996 ....................................................... 76
     Overview .............................................................. 76
     Analysis of Net Interest Income ....................................... 77
     Other Income .......................................................... 77
     Other Expense ......................................................... 77
     Income Tax Expense .................................................... 77
     Analysis of Loans ..................................................... 78
     Analysis of Investments ............................................... 78
     Noninterest-Earning Assets ............................................ 78
     Deposits .............................................................. 78
     Asset Quality ......................................................... 79
     Interest Sensitivity .................................................. 82
     Liquidity and Capital Resources ....................................... 82
     Changes in Accounting Principles ...................................... 83
     Factors Affecting Future Results ...................................... 84

PRO FORMA COMBINED FINANCIAL STATEMENTS (Unaudited) ........................ 84

CHANGES IN AND DISAGREEMENTS WITH AANB ACCOUNTANTS ......................... 93

DESCRIPTION OF AANB CAPITAL STOCK .......................................... 93
     Common Stock .......................................................... 93
     Common Stock Purchase Rights .......................................... 94
     Delaware Business Combination Law ..................................... 95
     Transfer Agent ........................................................ 95
     Market for AANB'S Equity and Related Stockholder Matters .............. 95

EXECUTIVE OFFICERS AND DIRECTORS OF AANB ................................... 96
     Board Meetings and Committees ........................................  99
     Directors' Compensation .............................................. 100

BENEFICIAL OWNERSHIP OF AANB SHARES ....................................... 100

AANB EXECUTIVE COMPENSATION ............................................... 102
     Summary Compensation Table ........................................... 103


     Option Grants in Last Fiscal Year .................................... 103
     Aggregate Option Exercises in Last Fiscal Year and Fiscal
       Year-End Option Values ............................................. 104
     Employment Agreement ................................................. 104
     Non-Qualified Stock Option Plan ...................................... 105
     Employee Incentive Stock Option Plan ................................. 105
     1996 Employee Incentive Stock Option Plan ............................ 105
     Directors Stock Option Plan .......................................... 106
     1996 Directors Stock Option Plan ..................................... 106
     Employee Stock Ownership Plan with 401(k) Provisions ................. 106
     Severance Agreements ................................................. 107

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--AANB ...................... 108
     Banking Transactions ................................................. 108
     Other Transactions ................................................... 108

DESCRIPTION OF BALLSTON BANCORP, INC. ..................................... 108
     General .............................................................. 108
     The Bank of Northern Virginia ........................................ 108
     Properties ........................................................... 109
     Ballston Capital Stock ............................................... 110
     Market Price, Dividends and Related Stockholder Matters .............. 111
     Supervision and Regulation ........................................... 112

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BALLSTON ................. 113

STATISTICAL INFORMATION AND ANALYSIS--BALLSTON ............................ 120

PRINCIPAL HOLDERS OF BALLSTON STOCK ....................................... 127

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- BALLSTON ................ 129

STOCKHOLDER PROPOSALS ..................................................... 129

OTHER MATTERS ............................................................. 129

LEGAL MATTERS ............................................................. 130

EXPERTS ................................................................... 130

INDEX TO FINANCIAL STATEMENTS ............................................. F-1


--------------------------------------------------------------------------------
                           SUMMARY OF THE TRANSACTION

     The following summary is intended to supply certain facts and highlights from the more detailed information contained elsewhere herein or incorporated herein by reference. This summary is qualified in all respects by the Agreement, financial statements and other materials included herein or incorporated herein by reference.

The Companies

     Abigail Adams National Bancorp. Inc. ("AANB") is a bank holding company which conducts business through its wholly-owned bank subsidiary, The Adams National Bank. The Adams National Bank was organized in 1977 under the laws of the United States of America and serves the nation's capital through four full-
service offices located in Washington.   The Adams National Bank's newest branch
opened in October of 1996 and a fifth branch is expected to open in the fourth quarter of 1997. At December 31, 1996 AANB had consolidated assets of $112,162,000, deposits of $95,155,000 and stockholders' equity of $13,140,000 and reported net income of $1,127,000 for the year ended December 31, 1996. At June 30, 1997, AANB had consolidated assets of $120,859,000, deposits of $103,562,000 and stockholders' equity of $13,329,000, and reported net income of $486,000 for the six months ended June 30, 1997. The Adams National Bank exceeds all regulatory capital requirements. See "Description of Abigail Adams National Bancorp, Inc."

     AANB was incorporated under the laws of the State of Delaware in 1981. Its principal executive offices are located at 1627 K Street, N.W., Washington, D.C. 20006. Its telephone number is (202) 466-4090.

     Ballston Bancorp, Inc. ("Ballston") is a bank holding company which conducts business through its wholly-owned bank subsidiary, The Bank of Northern Virginia ("The Bank of Northern Virginia"). The Bank of Northern Virginia was organized under Virginia law and is engaged in the business of full-service banking. See "Description of Ballston Bancorp, Inc." At December 31, 1996, Ballston had consolidated assets of $78,580,000, deposits of $63,424,000 and stockholders' equity of $7,602,000 and reported net income of $741,000 for the year ended December 31, 1996. At June 30, 1997, Ballston had consolidated assets of $71,706,000, deposits of $57,454,000, and stockholders' equity of $7,867,000, and reported net income of $332,000 for the six months ended June 30, 1997. The Bank of Northern Virginia exceeds all regulatory capital requirements.

     Ballston was incorporated under the laws of the State of Delaware in 1987. Its principal offices are located at 1667 K Street, N.W., Washington, D.C. 20006 and its telephone number is (202) 776-7800.

Proposed Holding Company Merger

     Under the Agreement, Ballston will merge with and into Adams Acquisition Corporation ("Subsidiary") and Subsidiary will be the surviving corporation (the "Holding Company Merger"), and The Bank of Northern Virginia will become a wholly-owned subsidiary of Subsidiary. The separate existence of Ballston will cease upon effectiveness of the Holding Company Merger. Immediately prior to the Holding Company Merger,
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Adams National Bank will become a subsidiary of Subsidiary and, following the Holding Company Merger, AANB will cause the merger of The Bank of Northern Virginia with and into The Adams National Bank (the "Bank Merger") with The Adams National Bank being the surviving entity. The Holding Company Merger and the Bank Merger will be effected after the close of business on the Friday following approval of the Agreement and the Holding Company Merger by Ballston Stockholders, ratification of the approval thereof by AANB Stockholders and approval of the Issuance by AANB Stockholders, provided that all necessary regulatory approvals have been received by that date and all other conditions to the effectiveness of the Holding Company Merger have been satisfied.

     At the Ballston Meeting, the holders of Ballston Stock (the "Ballston Stockholders") will vote on the Agreement and the Holding Company Merger. The affirmative vote of the holders of a majority of the outstanding Ballston shares entitled to vote thereon is required to approve the Agreement and Holding Company Merger. Certain stockholders of Ballston, who own more than a majority of the issued and outstanding shares of Ballston Stock, an amount sufficient to approve the Agreement and the Holding Company Merger, have agreed to vote for the Holding Company Merger. As a result of the Holding Company Merger, the holders of Ballston Stock who receive AANB Common Stock (with 50% of the aggregate Exchange Price (as defined in the Agreement) payable in AANB Common Stock) are to become stockholders of AANB. On the effective date of the Holding Company Merger (the "Effective Date") each issued and outstanding share of Ballston Stock, other than shares held by Ballston Stockholders who have properly perfected their dissenters' rights (the "Dissenting Shares"), will be entitled to elect to receive their pro rata portion of the Exchange Price in (a) AANB Common Stock ("Stock Consideration"), with cash being paid in lieu of fractional share interests, (b) cash ("Cash Consideration"), or (c) a combination of AANB Common Stock and cash, provided, however, that, in implementing allocation procedures set forth in the Agreement, Ballston may reallocate certain of such elections such that 50% of the Exchange Price is paid in Stock Consideration and 50% thereof is paid in Cash Consideration. See "Proposed Holding Company Merger of Ballston and Subsidiary--General Description of the Transaction--Manner of Exchange." Cash will be paid in lieu of fractional shares. After the Effective Date, the Subsidiary will be the surviving corporation of the Holding Company Merger, and the separate corporate existence of Ballston will cease. Following the Holding Company Merger, AANB intends to effect the Bank Merger. See "Proposed Holding Company Merger of Ballston and Subsidiary" for a more detailed description of the terms of the Agreement and of the Holding Company Merger and of the Bank Merger and Appendix A.

     The stockholders of AANB ("AANB Stockholders") will be asked to vote to ratify the AANB Board of Directors' (the "AANB Board") approval of the Agreement and Holding Company Merger and to approve the Issuance of a number of shares, subject to adjustment, of AANB Common Stock sufficient to complete AANB's proposed acquisition of Ballston, estimated as of June 30, 1997 to be approximately 554,226 shares (34% of AANB's outstanding shares).

Consideration for Ballston Stock

     The Exchange Price that the Ballston Stockholders will be entitled to receive for the outstanding shares of Ballston Stock will equal $13,858,374.60 plus (a) one times any earnings, if any (or less one times any
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
losses, if any), of Ballston from April 1, 1997, until Closing, less (b) any dividends declared by Ballston on or after April 1, 1997 until Closing (the "Exchange Price").

     The value of the consideration exchanged for each share of Ballston Stock shall be the Exchange Price divided by the total number of outstanding shares of Ballston Stock at Closing. Assuming that the Exchange Price equaled $13,994,200 on June 30, 1997, and assuming no reallocation of elections, each share of Ballston Stock would have had an exchange value of $8.64, which would have been exchangeable for .6845 shares of AANB Common Stock (assuming the Stockholder received 100% Stock Consideration) or $8.64 in cash (assuming the Stockholder received 100% Cash Consideration).

     The amount and form of the Exchange Price were arrived at through arm's-length negotiations between AANB and Ballston. See "Proposed Holding Company Merger of Ballston and Subsidiary--Background of the Holding Company Merger," "--Opinion of AANB Financial Advisor" and "--Opinion of Ballston Financial Advisor."

Valuation of AANB Common Stock

     Except in the case of an Acquisition Event (as hereinafter defined), for purposes of determining how many shares of AANB Common Stock will be issued by AANB, the value per share of AANB Common Stock ("AANB Stock Value") shall be the average mid-point of the closing bid and asked price of the first twenty (20) of the twenty-one (21) trading days of the AANB Common Stock immediately prior to Closing (the "20 Trading Day Period") subject to a minimum of $9.90 per share and a maximum of $14.85 per share. See "Proposed Holding Company Merger of Ballston and Subsidiary--Valuation of AANB Common Stock."

Required Regulatory Approval

     Unless waived pursuant to the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") the Holding Company Merger is subject to the prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and may not be consummated before the 30th day (subject to reduction to 15 days if the Federal Reserve Board has not received any adverse comments from the United States Attorney General (the "USAG") relating to competitive factors of the Holding Company Merger, and the USAG consents to such shorter waiting period) following such approval. In addition, the Holding Company Merger is subject to approval or other action of the Bureau of Financial Institutions ("BFI") of the State Corporation Commission of the Commonwealth of Virginia ("SCC").

     The Bank Merger is subject to prior approval of the Office of the Comptroller of the Currency ("OCC") as an interstate bank-to-bank merger under
Section 44 of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") and under the Bank Merger Act, and may not be consummated before the 30th day (subject to reduction to 15 days if the OCC has not received any adverse comments from the United States Attorney General (the "USAG") relating to competitive factors of the Bank Merger, and the USAG consents to a shorter waiting period) following such approval.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     AANB has filed or will promptly file applications for regulatory review and approval, as are necessary, or take such other action with the Federal Reserve Board, the OCC, the BFI and such other regulatory authorities as required.
There can be no assurance that the Federal Reserve Board, the OCC, the BFI or any other regulatory authority will approve or take other required action with respect to the Holding Company Merger or as to the date of such approvals or action. See "Proposed Holding Company Merger of Ballston and Subsidiary-- Conditions to the Holding Company Merger" and "--Regulatory Approvals."

Required Vote--Ballston Stockholders; Record Date

     Only Ballston Stockholders of record at the close of business on __________, 1997 (the "Ballston Record Date"), will be entitled to vote at the Ballston Meeting. The affirmative vote of the holders of a majority of the outstanding shares (each share being entitled to one vote) of Ballston Stock entitled to vote thereon will be required to approve the Agreement and Holding Company Merger. As of the Ballston Record Date, there were 1,619,474 shares of Ballston Stock outstanding and entitled to be voted.

     The directors and executive officers of Ballston and their affiliates beneficially owned, as of the Ballston Record Date, 784,716 shares or approximately 48.5% of the outstanding shares of Ballston Stock. The directors and executive officers of AANB and their affiliates beneficially owned, as of the Ballston Record Date, no shares of Ballston Stock. As of that date, no subsidiary of either Ballston or AANB held of record or in the name of nominees any shares of Ballston Stock in a fiduciary capacity. See "The Ballston Special Meeting--Vote Required" and "Description of Ballston Bancorp, Inc."

     Pursuant to the Agreement, members of the Ballston Board of Directors (the "Ballston Board") and one Stockholder of Ballston (who in the aggregate have the power to vote 53.8% of the outstanding shares of Ballston Stock as of the Ballston Record Date) have agreed to vote their shares of Ballston Stock in favor of the Holding Company Merger. As a result, approval of the Agreement and Holding Company Merger by Ballston Stockholders is assured.

Required Vote--AANB Stockholders; Record Date

     Only AANB Stockholders of record at the close of business on ___________, 1997 (the "AANB Record Date") will be entitled to vote at the AANB Meeting. At the AANB Meeting, each share of AANB Common Stock will entitle its holder to one vote. The affirmative vote of AANB Stockholders holding at least a majority of the total votes cast in person or represented by proxy at the AANB Meeting is required to approve the proposal to ratify the approval and adoption of the Agreement and Holding Company Merger and the Issuance of a number of shares, subject to adjustment, of the AANB Common Stock to Ballston Stockholders sufficient to complete AANB's proposed acquisition of Ballston, estimated to be approximately 554,226 shares as of June 30, 1997.

     As of the AANB Record Date, directors, executive officers and affiliates of AANB held an aggregate of _____________ shares or approximately ________%, of the outstanding shares of capital stock of AANB entitled to vote. See "The AANB Special Meeting--Vote Required." Management of AANB is not aware that
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
any officer or director of AANB will not support and vote his or her shares to ratify the approval of the Agreement and Merger and to approve the Issuance.

Recommendation of the Ballston Board

     The Ballston Board believes the terms of the Agreement and Holding Company Merger are fair to, and in the best interests of, Ballston and its Stockholders and has unanimously (with one director being absent) adopted the Agreement and approved the Holding Company Merger. In adopting the Agreement and approving the Holding Company Merger, the Ballston Board considered, among other things, the financial terms of the Holding Company Merger, the benefits to the Ballston Stockholders and The Bank of Northern Virginia customers, employees and communities, the fact that the Holding Company Merger would be a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), the marketability of the AANB Common Stock, certain information as to AANB and the viability of other strategic alternatives.

     On June 20, 1997, the Ballston Board adopted a resolution in which it unanimously (with one director being absent) approved and adopted the Agreement in its then-current form and the Holding Company Merger, and recommended that the Agreement and the Holding Company Merger be submitted to Ballston Stockholders for their consideration and approval. The Ballston Board therefore recommends that the Ballston Stockholders vote to approve and adopt the Agreement and the Holding Company Merger provided for therein. See "Proposed Holding Company Merger of Ballston and Subsidiary--Recommendation of the Board of Directors of Ballston; Reasons for the Holding Company Merger."

Interests of Certain Ballston Management in the Holding Company Merger

     In considering the recommendations of the Ballston Board with respect to the Agreement and the Holding Company Merger provided therein, the Ballston Stockholders should be aware that certain members of Ballston management and the Ballston Board have certain interests in the Holding Company Merger that are in addition to the interests of Ballston Stockholders generally. Under the Agreement, AANB has agreed not to take any action, for a period of six years following the closing under the Agreement (the "Closing"), to abrogate or diminish any right accorded under the Ballston Certificate of Incorporation or Bylaws or The Bank of Northern Virginia Certificate of Incorporation or Bylaws as they existed immediately prior to Closing to any officer or director of Ballston or The Bank of Northern Virginia with respect to indemnification. Ballston and AANB will together arrange for similar insurance coverage for the officers and directors of Ballston and The Bank of Northern Virginia against claims made following the Closing until the sixth anniversary thereof and will divide and accrue the cost equally prior to calculating the Exchange Price unless the existing officers and directors policy of Ballston and The Bank of Northern Virginia provides for coverage against claims made after the Closing. Such accrual will have the effect of reducing the Exchange Price. See "The Proposed Holding Company Merger of Ballston and Subsidiary--Interests of Certain Persons in the Holding Company Merger."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Recommendation of the AANB Board

     The AANB Board believes that the Holding Company Merger and the Issuance are in the best interests of AANB and the AANB Stockholders and has unanimously approved the Holding Company Merger and the Issuance. In approving the Agreement, the Holding Company Merger and the Issuance in connection therewith, the AANB Board considered, among other things, the financial terms of the Holding Company Merger, the benefits to the AANB Stockholders and AANB customers, employees and communities, certain information as to Ballston and alternatives for accomplishing AANB's strategic objectives.

     The AANB Board therefore recommends that the AANB Stockholders vote to ratify the approval of the Agreement and the Holding Company Merger and to approve the Issuance. See "Proposed Holding Company Merger of Ballston and Subsidiary--Recommendation of the AANB Board; Reasons for the Holding Company Merger."

Opinion of AANB Financial Advisor

     AANB has engaged Baxter Fentriss and Company ("Baxter Fentriss") as its financial advisor in evaluating the financial terms of the Holding Company Merger. Baxter Fentriss has delivered to the AANB Board its written opinion, dated June 23, 1997, that the terms of the Holding Company Merger are fair to the AANB Stockholders from a financial point of view. Baxter Fentriss is not affiliated with AANB.

     A copy of the opinion of Baxter Fentriss, which sets forth the assumptions made, matters considered and limits on review undertaken, is included as Appendix C to this Proxy Statement/Prospectus. AANB Stockholders are urged to read the opinion in its entirety. For a description of the analysis underlying the opinion, see "Proposed Holding Company Merger of Ballston and Subsidiary-- Opinion of AANB Financial Advisor."

Opinion of Ballston Financial Advisor

     Ballston has engaged Danielson Associates Inc. ("Danielson Associates") as its financial advisor in evaluating the financial terms of the Holding Company Merger. Danielson Associates has delivered to the Ballston Board its written opinion, dated June 20, 1997, that the terms of the Holding Company Merger are fair to the Ballston Stockholders from a financial point of view. Danielson Associates is not affiliated with Ballston.

     A copy of the opinion of Danielson Associates, which sets forth the assumptions made, matters considered and limits on review undertaken, is included as Appendix D to this Proxy Statement/Prospectus. Ballston Stockholders are urged to read the opinion in its entirety. For a description of the analysis underlying the opinion, see "Proposed Holding Company Merger of Ballston and Subsidiary--Opinion of Ballston Financial Advisor."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Dissenters' Rights of Ballston Stockholders

     Under Delaware law, Ballston Stockholders have the right to dissent from the Holding Company Merger and perfect appraisal rights as to the value of the Ballston Stock held by them as of the Effective Date. Any holder of Ballston Stock who (i) gives notice in writing to Ballston prior to the vote on the Holding Company Merger of his or her intent to demand payment for his or her shares if the Holding Company Merger is effectuated, and (ii) does not vote his or her shares in favor of the Holding Company Merger shall be entitled to the fair value of his or her Ballston Stock. The appraisal demand of each of the Ballston Stockholders shall state his or her name and address, the number of shares as to which he or she dissents and a demand for payment of the fair value of his or her shares. Failure to follow the statutory provisions precisely may result in loss of dissenters' rights. A written demand for appraisal should be sent to Ballston at 1667 K Street, N.W., Suite 700, Washington, D.C. 20006-1608,
Attn: Brian D. Alprin, Esq., Secretary. Since the preservation and exercise of appraisal rights are conditioned on strict observance of the applicable section of the Delaware General Corporation Law, each Ballston Stockholder who might exercise appraisal rights should consult and strictly observe the statute. A copy of the statutory provisions is included as Appendix B to this Proxy Statement/Prospectus. See also "Proposed Holding Company Merger of Ballston and Subsidiary--Rights of Dissenting Stockholders."

     Stockholders of AANB have no appraisal rights with respect to their vote on the ratification of the approval of the Agreement and the Holding Company
Merger and approval of the Issuance.

Accounting Treatment

     The acquisition will be accounted for as a purchase and all of the assets and liabilities of Ballston will be recorded in AANB's consolidated financial statements at their fair value at the Effective Date. The amount, if any, by which the purchase price paid by AANB exceeds the fair value of the tangible and identifiable intangible assets acquired through the Holding Company Merger will be recorded as goodwill on the books of AANB. AANB's consolidated financial statements will include the operations of Ballston after the Effective Date. The unaudited pro forma financial information included in the Proxy Statement/Prospectus reflects the Holding Company Merger using the purchase method of accounting. See "Summary --Comparative Per Share Data" and "ProForma Combined Financial Statements (Unaudited)."

Certain Federal Income Tax Considerations

     It is intended that the Holding Company Merger will be treated as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, among other things, for federal income tax purposes, (i) no gain or loss will be recognized by a Ballston Stockholder upon the exchange of Ballston Stock solely for AANB Common Stock;
(ii) any gain realized by a Ballston Stockholder who receives AANB Common Stock and cash (excluding any cash received in lieu of a fractional share of AANB Common Stock) in exchange for Ballston Stock will be recognized in an amount not in excess of the amount of the cash received (excluding any cash received in lieu of a fractional share of AANB Common Stock), that gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized; and (iii) cash received by a Ballston
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Stockholder who has elected to receive only cash and has received only cash will be treated as a distribution in redemption of the Ballston Stock held by that stockholder, subject to the provisions and limitations of Section 302 of the Code. Consummation of the Holding Company Merger is conditioned upon receipt by Ballston of an opinion of Duane, Morris & Heckscher LLP dated as of the Effective Date substantially to this effect. The opinion may be based on assumptions and representations made by officers of AANB and Ballston to Duane, Morris & Heckscher LLP and may contain qualifications appropriate to its subject matter. See "The Proposed Holding Company Merger of Ballston and Subsidiary-- Certain Federal Income Tax Consequences--Ballston Opinion."

     Because certain tax consequences of the Holding Company Merger may vary depending upon the particular circumstances of each stockholder and other factors, each Ballston Stockholder is urged to consult such holder's own tax adviser to determine the particular tax consequences to such holder of receipt of the AANB Common Stock, cash or a combination of cash and stock (including the application and effect of state and local income and other tax laws).

Termination of the Agreement

     The Agreement may be terminated, and the Holding Company Merger abandoned, prior to the Effective Date, either before or after its approval by the Ballston Stockholders, (i) by the mutual consent of AANB and Ballston or (ii) by either of them individually under certain specified circumstances, including if the Holding Company Merger has not become effective by December 31, 1997. See "The Proposed Holding Company Merger of Ballston and Subsidiary--Effective Date of the Holding Company Merger; Termination."

     In addition, the Agreement provides if the average mid-point of the closing bid and asked prices for the 20 Trading Day Period is over $14.85 per share and an Acquisition Event (as defined in the Agreement) has not occurred, then AANB shall have the right to terminate the transaction and not proceed to Closing.
If the average mid-point of the closing bid and asked prices for the 20 Trading Day Period is over $14.85 per share and an Acquisition Event has occurred, then AANB shall have no right to terminate the transaction. If the average mid-point of the closing bid and asked prices for the 20 Trading Day Period is less than $9.90 per share, Ballston shall have the right to terminate the transaction and not proceed to Closing. Prior to making any decision to terminate the Agreement pursuant to this provision, the AANB Board or the Ballston Board, as the case may be, would consult with its financial and other advisers and would consider all financial and other information it deemed relevant to its decision. The matter would not, however, be resubmitted to Stockholders of Ballston or AANB. See "The Proposed Holding Company Merger of Ballston and Subsidiary--Effective Date of the Holding Company Merger; Termination."

Market Value of Common Stock

     The information provided below with respect to AANB Common Stock reflects the closing price as reported by the Nasdaq/NMS on the day prior to the announcement of the Agreement and proposed Holding Company Merger.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     There is no market for Ballston Stock, although transfers occur from time to time in privately negotiated transactions. Ballston is not aware of each of the prices at which Ballston Stock is traded. The price set forth in the following table is not necessarily representative of the market value of Ballston Stock. The price presented reflects the book value of the Ballston Stock as of June 30, 1997. The Equivalent Per Share Price assumes that the Holding Company Merger took place on June 30, 1997.

                                              Equivalent Per
             AANB            Ballston           Share Price
             ----            --------         --------------
             $12.625         $4.86               $8.64

     Because the Exchange Price is subject to certain adjustments and 50% of the Exchange Price will be paid in AANB Common Stock, the market price of which is subject to fluctuation, the Exchange Price and the per share market value of the AANB Common Stock that Ballston Stockholders may elect to receive pursuant to the Holding Company Merger may increase or decrease prior to the Effective Date. Ballston Stockholders are urged to obtain current market quotations for the AANB Common Stock.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables set forth selected financial data for AANB and Ballston for the five fiscal years ended December 31, 1996 and for the year to date periods ended June 30, 1997 and June 30, 1996 (unaudited).

     The summary consolidated financial and other data of AANB set forth below gives effect to a three-for-one stock split in the form of a stock dividend, which took place on July 9, 1996. The selected financial and other data of AANB and Ballston set forth below do not purport to be complete. The summary data should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein, including the financial statements and related notes.
--------------------------------------------------------------------------------

                     ABIGAIL ADAMS NATIONAL BANCORP, INC.
                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                 (Dollars in Thousands, Except per Share Data)

                                                           AT OR FOR THE SIX                    AT OR FOR THE YEAR
                                                         MONTHS ENDED JUNE 30,                   ENDED DECEMBER 31,
                                                         ---------------------    --------------------------------------------------

                                                             (UNAUDITED)
                                                         1997       1996         1996       1995       1994       1993       1992
                                                         ----       ----         ----       ----       ----       ----       ----
INCOME STATEMENT DATA:
  Interest income ..................................     $4,394     $3,562       $7,573     $6,914     $6,082     $5,513     $5,420
  Interest expense .................................      1,735      1,390        2,933      2,747      1,934      1,508      1,879
                                                         ------     ------       ------     ------     ------     ------     ------
  Net interest income ..............................      2,659      2,172        4,640      4,167      4,148      4,005      3,541
  Provision (benefit) for loan losses ..............         --         --         (275)        --        221        175        237
  Noninterest income ...............................        602        407          953        841        790        885      1,045
  Noninterest expense ..............................      2,466      1,808        4,093      3,781      4,901      4,104      3,747
                                                         ------     ------       ------     ------     ------     ------     ------

  Income (loss) before income taxes and
    extraordinary item .............................        795        771        1,775      1,227       (184)       611        602
  Applicable income tax expense ....................        309        286          648        268         --         --        213
                                                         ------     ------       ------     ------     ------     ------     ------

Net income (loss after taxes and before
    extraordinary item) ............................        486        485        1,127        959       (184)       611        389
Extraordinary item-utilization of net
    operating loss carryforward ....................         --         --           --         --         --         --        213
                                                         ------     ------       ------     ------     ------     ------     ------

  Net income (loss) ................................     $  486     $  485      $ 1,127     $  959     $ (184)    $  611     $  602
                                                         ======     ======       ======     ======     ======     ======     ======

PER SHARE DATA:(1)
  Income (loss) before extraordinary item ..........     $ 0.30     $ 0.56      $  0.94     $ 1.12     $(0.22)    $ 0.72     $ 0.45
  Extraordinary item-utilization of net operating
    loss carryforward ..............................         --         --           --         --         --         --       0.25
                                                         ------     ------       ------     ------     ------     ------     ------
  Net income (loss) ................................     $ 0.30     $ 0.56      $  0.94     $ 1.12     $(0.22)    $ 0.72     $ 0.70
                                                         ======     ======       ======     ======     ======     ======     ======
  Book value (2) ...................................     $ 8.17     $ 8.16      $  8.06     $ 7.75     $ 6.74     $ 7.05     $ 6.34
  Dividends ........................................       0.20      0.167         0.37      0.167         --         --         --
  Weighted average number of common shares
    and common share equivalents (6) ...............  1,630,559    864,682    1,200,803    854,532    854,532    854,532    854,532

PERIOD END BALANCE SHEET DATA:
  Total assets .....................................   $120,859    $88,035     $112,162    $92,365    $82,260    $80,110    $68,704
  Securities available for sale ....................      9,578      3,998       11,205      5,508      6,009     11,005      7,604
  Investment securities ............................     10,517      7,536       11,641      8,193      9,081      5,006     10,992
  Loans, net of unearned income ....................     84,628     59,400       73,013     63,592     60,729     54,750     43,459
  Reserve for loan losses ..........................     (1,116)    (1,261)      (1,048)    (1,274)    (1,289)    (1,386)    (1,320)
  Deposits .........................................    103,562     78,584       95,155     83,063     75,293     72,456     60,847
  Long-term debt ...................................      1,109         --        1,139        186        261        317        355
  Stockholders' equity .............................     13,329      6,969       13,140      6,619      5,762      6,027      5,416
  Common shares outstanding (6) ....................  1,651,226    854,532    1,650,032    854,532    854,532    854,532    854,532

SELECTED PERFORMANCE RATIOS:(3)
  Return on average assets .........................      0.89%      1.12%        1.18%      1.17%    (0.22)%      0.84%      0.83%
  Return on average stockholders' equity ...........       7.38      14.32        11.75      15.53     (3.15)      10.83      11.90
  Net interest margin (4) ..........................       5.18       5.40         5.23       5.39       5.42       5.89       5.33
  Dividend payout ratio ............................      67.07      29.34        41.46      14.85         --         --         --
  Average stockholders' equity to average
    total assets ...................................      12.02       7.80        10.06       7.50       7.13       7.73       7.01
  Allowance for loan losses to total loans .........       1.32       2.12         1.44       2.00       2.12       2.53       3.04
  Allowance for loan losses to nonperforming loans .      65.11      45.48        62.05      45.30      50.61      41.69      29.18

                                                           AT OR FOR THE SIX                    AT OR FOR THE YEAR
                                                         MONTHS ENDED JUNE 30,                   ENDED DECEMBER 31,
                                                         ---------------------    --------------------------------------------------

                                                             (UNAUDITED)
                                                     1997        1996       1996         1995       1994       1993       1992
                                                     ----        ----       ----         ----       ----       ----       ----
CONSOLIDATED CAPITAL RATIOS:
  Tier 1 risk-based .......................          15.81%      11.82%     16.22%       9.77%      9.40%      10.32%     11.61%
  Total risk-based ........................           14.59       10.57      17.47       11.06      10.76      11.78      13.25
  Leverage (5) ............................           12.07        8.02      13.81        8.09       7.13       8.26       7.51

----------------------

(1) All Per Share Data reflects the three-for-one stock split, in the form of a stock dividend, which took place on July 9, 1996.

(2) All book value per share numbers are based on the number of shares outstanding at period end, net of unallocated Employee Stock Ownership Plan shares.

(3) The Selected Performance Ratios for June 30, 1997 and 1996 are computed on an annualized basis.

(4) Taxable equivalent adjustments of approximately $4,000 on AANB's tax-exempt securities are included in the computation of net interest margin for the six months ended June 30, 1997.

(5)      Based on annual average assets.

(6) Increase in shares at and for the year ended December 31, 1996 and at and for the six months ended June 30, 1997 is attributable to the issuance of 795,500 shares in a public offering completed during the third quarter of 1996.

                             BALLSTON BANCORP, INC.
                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                  (Dollars in Thousands, Except per Share Data)

                                                               AT OR FOR THE SIX                     AT OR FOR THE YEAR
                                                              MONTHS ENDED JUNE 30,                  ENDED DECEMBER 31,
                                                          --------------------------------------------------------------------

                                                                 1997         1996            1996          1995          1994
                                                                 ----         ----            ----          ----          ----
INCOME STATEMENT DATA:
  Interest income ....................................... $     2,823   $     2,694    $     5,480   $     5,119   $     4,099
  Interest expense ......................................       1,120         1,054          2,225         1,903         1,351
                                                          -----------   -----------    -----------   -----------   -----------
  Net interest income ...................................       1,703         1,640          3,255         3,216         2,748
  Provision for loan losses .............................          30            30             12           120           297
  Noninterest income ....................................         225           175            365           341           365
  Noninterest expense ...................................       1,387         1,282          2,475         2,496         2,371
                                                          -----------   -----------    -----------   -----------   -----------

  Income before income taxes and cumulative effect  of
   accounting change ....................................         511           503          1,133           941           445
  Applicable income tax expense .........................         179           173            392           319           138
                                                          -----------   -----------    -----------   -----------   -----------

  Income before cumulative effect of accounting change ..         332           330            741           622           307

Cumulative effect of change in accounting
  for income taxes ......................................         --            --             --            --            --
                                                          -----------   -----------    -----------   -----------   -----------

  Net income ............................................ $       332   $       330    $       741   $       622   $       307
                                                          ===========   ===========    ===========   ===========   ===========

PER SHARE DATA:
  Income before cumulative effect of accounting change    $      0.20   $      0.20    $      0.46   $      0.38   $      0.19
  Cumulative effect of change in accounting
    for income taxes ....................................          --            --             --            --            --
                                                          -----------   -----------    -----------   -----------   -----------
  Net income ............................................        0.20          0.20           0.46          0.38          0.19
                                                          -----------   -----------    -----------   -----------   -----------
  Book value ............................................ $      4.86   $      4.48    $      4.69   $      4.31   $      3.96
  Dividends .............................................        0.04         0.035           0.07          0.06          0.04
  Weighted average number of common shares
       and common share equivalents .....................   1,619,474     1,619,474      1,619,474     1,624,248     1,636,974

PERIOD END BALANCE SHEET DATA:
  Total assets .......................................... $    71,706   $    65,181    $    78,580   $    68,104   $    61,041
  Investment securities available for sale ..............       4,247           716          8,246         1,054         1,505
  Investment securities held to maturity ................      13,055        16,801         15,576        16,373        14,628
  Loans, net of unearned income .........................      43,147        41,113         42,750        39,616        37,168
  Allowance for loan losses .............................        (623)         (680)          (613)         (652)         (529)
  Deposits ..............................................      57,454        52,636         63,424        55,100        47,593
  Long-term debt ........................................         681           443            681         1,243         1,090
  Stockholders' equity ..................................       7,867         7,252          7,602         6,979         6,476
  Common shares outstanding .............................   1,619,474     1,619,474      1,619,474     1,619,474     1,636,974

SELECTED PERFORMANCE RATIOS:
  Return on average assets ..............................        0.90%         0.99%          1.06%         0.97%         0.53%
  Return on average stockholders' equity ................        8.61          9.28          10.21          9.33          4.86
  Net interest margin ...................................        4.99          5.14           5.02          5.40          5.23
  Dividend payout ratio .................................       19.52         17.17          15.30         15.70         21.35
  Average stockholders' equity to average total assets ..       10.44         10.63          10.56         10.52         11.24
  Allowance for loan losses to total loans ..............        1.44          1.65           1.43          1.64          1.42
  Allowance for loan losses to nonperforming loans ......    2,076.67        450.33         315.98        187.90        423.20

CONSOLIDATED CAPITAL RATIOS:
  Tier 1 risk-based .....................................       16.48%        15.84%         16.21%        15.18%        15.02%
  Total risk-based ......................................       17.73         17.10          17.46         16.43         16.24
  Leverage ..............................................       11.17         10.88          10.90         11.04         10.86


                                                             AT OR FOR THE YEAR
                                                             ENDED DECEMBER 31,
                                                          -------------------------
                                                                    (UNAUDITED)
                                                                 1993          1992
                                                                 ----          ----
INCOME STATEMENT DATA:
  Interest income ....................................... $     3,167   $     2,723
  Interest expense ......................................         935         1,036
                                                          -----------   -----------
  Net interest income ...................................       2,232         1,687
  Provision for loan losses .............................         180            96
  Noninterest income ....................................         368           287
  Noninterest expense ...................................       2,192         1,809
                                                          -----------   -----------

  Income before income taxes and cumulative effect  of
   accounting change ....................................         228            69
  Applicable income tax expense .........................          85           (18)
                                                          -----------   -----------

   Income before cumulative effect of accounting change .         143            87

 Cumulative effect of change in accounting
  for income taxes ......................................         445            --
                                                          -----------   -----------

  Net income ............................................ $       588   $        87
                                                          -----------   -----------

PER SHARE DATA:
  Income before cumulative effect of accounting change   $      0.09   $       0.06
  Cumulative effect of change in accounting
    for income taxes ....................................        0.27            --
                                                          -----------   -----------
  Net income ............................................        0.36          0.06
                                                          -----------   -----------
  Book value ............................................ $      3.83   $      3.47
  Dividends .............................................          --            --
  Weighted average number of common shares
       and common share equivalents .....................   1,636,974     1,534,819

PERIOD END BALANCE SHEET DATA:
  Total assets .......................................... $    54,274   $    40,815
  Investment securities available for sale ..............       --(1)         --(1)
  Investment securities held to maturity ................       --(1)         --(1)
  Loans, net of unearned income .........................      34,440        26,117
  Allowance for loan losses .............................        (461)         (285)
  Deposits ..............................................      40,397        33,359
  Long-term debt ........................................       2,000            --
  Stockholders' equity ..................................       6,265         5,676
  Common shares outstanding .............................   1,636,974     1,636,974

SELECTED PERFORMANCE RATIOS:
  Return on average assets ..............................        1.24%         0.25%
  Return on average stockholders' equity ................       10.20          1.66
  Net interest margin ...................................        5.27          5.19
  Dividend payout ratio .................................          --            --
  Average stockholders' equity to average total assets ..       12.73         14.71
  Allowance for loan losses to total loans ..............        1.33          1.09
  Allowance for loan losses to nonperforming loans ......      113.55         83.82

CONSOLIDATED CAPITAL RATIOS:
  Tier 1 risk-based .....................................       15.94%        19.13%
  Total risk-based ......................................       17.11         20.09
  Leverage ..............................................       12.51         13.81

====================
(1)Prior to January 1, 1994 Ballston did not categorize its investment securities as "available for sale" or "held to maturity."

                      COMPARATIVE UNAUDITED PER SHARE DATA

     The following table sets forth for the periods indicated selected historical per share data of Abigail Adams National Bancorp, Inc. and Ballston Bancorp., Inc. and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Holding Company Merger. The data presented is based upon the supplemental consolidated financial statements and related notes of Abigail Adams National Bancorp, Inc. and the consolidated financial statements and related notes of Ballston Bancorp, Inc. included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma condensed combined balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "Pro Forma Condensed Combined Financial Statements." This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Holding Company Merger had been consummated prior to the periods indicated.


                                                                                        AANB/BALLSTON   AANB/BALLSTON
                                                           AANB            BALLSTON       PRO FORMA       PRO FORMA
                                                           HISTORICAL     HISTORICAL     COMBINED (2)   EQUIVALENT (3)
                                                           ----------     ----------     --------       ----------
Book Value Per Common Share:
            June 30, 1997.............................      $ 8.17          $ 4.86         $ 9.30          $ 6.37
            December 31, 1996.........................        8.06            4.69           9.20            6.30

Cash Dividends Declared Per Common Share:
            Six months ended June 30, 1997............      $  .20          $  .04         $  .18          $  .12
            Year ended December 31, 1996..............         .37             .07            .32             .22

Net Income Per Share:
            Six months ended June 30, 1997............      $  .30          $  .21         $  .22          $  .15
            Year ended December 31, 1996..............         .94             .46            .67             .46

Primary Earnings Per Share:
            Six months ended June 30, 1997............      N/A             N/A            $  .21          $  .14
            Year ended December 31, 1996..............      N/A             N/A               .65             .44

Fully Diluted Earnings Per Share:
            Six months ended June 30, 1997............      N/A             N/A            $  .21          $  .14
            Year ended December 31, 1996..............      N/A             N/A               .65             .44

Market Price Per Common Share (1):....................      $12.625         $ 4.86            N/A             N/A


----------------------------
(1) The market value of AANB Common Stock was determined as of the last trading day preceding the public announcement of the Holding Company Merger. The market value of Ballston Stock reflects book value as of June 30, 1997.

(2) Includes the effect of pro forma adjustments for the Merger. See "Pro Forma Combined Financial Statements (unaudited)."

(3) Based upon the pro forma combined per share amounts multiplied by an assumed Exchange Ratio of .684452, which Exchange Ratio is subject to adjustment. See "Pro Forma Combined Financial Statements (unaudited)."

                                 RISK FACTORS

Financial Performance of AANB; No Assurance of Continued Profitability

     Although AANB's operations have been profitable in recent years, there can be no assurance that AANB will be as profitable or profitable at all in the future. A decline in AANB's financial performance could adversely affect the value of the consideration which the Ballston Stockholders will receive in the Holding Company Merger. Among many factors which could adversely affect AANB's financial performance are government regulation, increased competition, and unfavorable economic conditions. See "--Government Regulation;" "--Competition;" and "--Economic Conditions."

Government Regulation

     AANB and The Adams National Bank are subject to extensive governmental supervision, regulations and control. Future legislation and government policy could adversely affect the banking industry and the operations of AANB and The Adams National Bank. There can be no assurance that the profitability of AANB and The Adams National Bank will not be adversely affected by changes in applicable laws, regulations, and policies. For example, recent changes in Federal banking laws are expected to result in increased competition in the banking industry. See "--Competition."

     The operations of AANB and The Adams National Bank are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Adams National Bank is subject to supervision and periodic examination by the Federal Deposit Insurance Corporation ("FDIC"), the Board of Governors of the Federal Reserve System (the "Federal Reserve Board') and the OCC. The Adams National Bank is subject to supervision by the Federal Reserve Board. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and providing securities or trust services. The Adams National Bank also is subject to capitalization guidelines set forth in federal legislation, and could be subject to enforcement actions to the extent that The Adams National Bank is found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the future business and earnings prospects of AANB and The Adams National Bank. The cost of compliance with regulatory requirements may adversely affect AANB's ability to operate profitably.

Competition

     AANB operates in a competitive environment, competing for deposits and loans with commercial banks, thrift institutions and other financial institutions. Numerous mergers and consolidations involving Maryland, Virginia and Washington, D.C. banks have been announced and/or have occurred recently, resulting in an intensification of competition in the banking industry in AANB's geographic market; additional mergers are likely to occur in the future, resulting in additional competition. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. AANB faces competition for deposits and loans throughout its market not only from local institutions but also from out-of-state financial intermediaries which have opened loan production offices or which solicit deposits in its market areas. Many of the financial intermediaries operating in AANB's market area offer certain services, such as trust, investment and international banking services, which AANB does not offer. Additionally, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers.

     Recent changes in Federal banking laws are expected to facilitate interstate branching and merger activity among banks. Since September 1995, with exceptions, certain bank holding companies are authorized to acquire banks throughout the United States. In addition, as of June 1, 1997, certain banks are permitted to merge with banks organized under the laws of different states. Such changes may result in an even greater degree of competition in the banking industry and AANB may be brought into competition with institutions with which it does not presently compete. There can be no assurance that the profitability of AANB will not be adversely affected by the increased competition which may characterize the banking industry in the future.

Regional Economic Conditions

     The Adams National Bank's lending customers are concentrated in the Washington metropolitan region. At June 30, 1997, $62,610,000 or 74% of the loan portfolio, consisted of commercial loans secured by real estate located in this region. In the early 1990s, segments of the commercial real estate market in this region experienced deteriorating economic trends, including declining occupancy, rental rates, and property values. Although the economy has been somewhat uneven over the last 18 months, the past 12 months have shown signs of renewed economic stability and health. In the event of future unfavorable economic conditions, including those resulting from federal budget cutbacks, AANB may be required to make provisions and writedowns, and nonperforming assets, along with the cost of carrying such assets, could increase. The scope of any provisions and writedowns cannot be estimated at this time, due to the uncertainties associated with regional economic conditions. The extent to which provisions and write downs may be required will be dependent upon actual future economic conditions and their effect on The Adams National Bank's borrowers.

Risk of Loan Losses

     The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of The Adams National Bank maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, Management of The Adams National Bank makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If Management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require The Adams National Bank to increase the allowance for loan losses, The Adams National Bank's earnings could be significantly and adversely affected. Because certain lending activities involve greater risks, the percentage applied to specific loan types may vary. Commercial loans may involve greater risk than real estate mortgage loans. As of June 30, 1997, The Adams National Bank had a total of $39,671,000 in commercial loans and a total of $42,679,000 in real estate mortgages and construction loans. Of this amount, $77,928,000 was either fully or partially secured and $4,422,000 was unsecured.

     As of June 30, 1997, the allowance for loan losses was $1,116,000, which represented 1.32% of outstanding loans, net of unearned income. At such date, AANB had nonaccrual loans totaling $966,000. The Adams National Bank actively manages its nonperforming loans in an effort to minimize credit losses and monitors its asset quality to maintain an adequate allowance for credit losses. Although The Adams National Bank's management believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will be sufficient to cover future loan losses. Further, although AANB management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or if adverse developments arise with respect to The Adams National Bank's nonperforming or performing loans. Material additions to The Adams National Bank's allowance for loan losses would result in a decrease in The Adams National Bank's net income and its capital, and could have a material adverse effect on AANB. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of AANB -- Asset Quality."

Legal Lending Limits; Lending Risks

     At June 30, 1997, the legal lending limit of The Adams National Bank was approximately $1,371,000 per customer. Accordingly, the size of the loans which The Adams National Bank can offer to potential customers is less than the size of the loans which many of The Adams National Bank's larger competitors are able to offer, although The Adams National Bank is able to serve customers' needs by participating loans with other financial institutions. There is no assurance that the lending limit will increase in the future, although increases are anticipated, or that The Adams National Bank will be successful in attracting or maintaining larger volume customers. The risk of nonpayment (or deferred payment) of loans is inherent to commercial banking. Moreover, The Adams National Bank's marketing focus on individual customers and small to medium-sized businesses may result in the assumption by The Adams National Bank of certain lending risks that are different from those attendant to loans to larger companies. Management of The Adams National Bank attempts to minimize The Adams National Bank's credit risk exposure through obtaining third party or government guarantees, and through loan application evaluation, approval, and monitoring procedures, but there can be no assurance that such procedures will significantly reduce such lending risks.

Impact of Change of Ownership Status

     AANB qualifies for participation in federal and local government programs that require funds to be deposited in minority or women-owned banks. Some Fortune 500 companies also have banking relationships with AANB due to corporate strategies that encourage business with such banks. As a result of the Holding Company Merger, less than 50% of the AANB Common Stock may be held by women or minorities and AANB's eligibility for participation in government and corporate programs for minority and women-owned banks could as a result be terminated. Notwithstanding termination of these programs, AANB would continue to maintain its commitment to the banking needs of women and minorities. At June 30, 1997, AANB had deposits of $4,883,000, or 5% of total deposits, and loans of $2,219,000, or 3% of total loans, directly resulting from its participation in such programs. If these deposits and loans were withdrawn or repaid and replaced with deposits and loans having a market rate of interest, net income at June 30, 1997 would have been reduced by a range of approximately $14,000 (assuming deposits are replaced at approximately the same average cost and loans are replaced at the same rate, or prime) to $32,000 (assuming Fortune 500 loans and deposits are not replaced and remaining deposits are replaced at the same cost). The termination of AANB's eligibility for participation in such programs also could constitute an event of default under the lease for The Adams National Bank's branch in Union Station. Although, in AANB management's opinion, a termination of the lease for the Union Station branch would not have a significant financial impact upon AANB, a termination of leases for The Adams National Bank's ATMs in Union Station could adversely affect AANB's results of operations.

Limitations on Payment of Dividends

     The revenues of AANB result from dividends paid to it by The Adams National Bank. The Adams National Bank is subject to various statutory restrictions on its ability to pay dividends to AANB. Under current supervisory practices, prior regulatory approval is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years less any required transfers to surplus or fund for the retirement of preferred stock. Consistent with this restriction, at December 31, 1996, and June 30, 1997, $1,774,000 and $2,004,000, respectively, were available for the payment of dividends from The Adams National Bank to AANB. In addition, Delaware law precludes any distribution by AANB to its Stockholders if, after such distributions, (i) AANB would not be able to pay its debts as they become due in the usual course of business or (ii) its total assets would be less than its total liabilities. The Federal Reserve Board has issued a statement effective November 14, 1985 which indicates that dividends to AANB Stockholders should only be paid out of net income to common shareholders over the past year. Bank regulatory agencies have authority to prohibit The Adams National Bank or AANB from paying dividends if such payment would constitute an unsafe or unsound practice. Under the Federal Deposit Insurance Act, The Adams National Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, it would become "undercapitalized" (as such term is used in the statute). As a consequence of the foregoing, there can be no assurance that The Adams National Bank will be permitted to pay dividends to AANB at any specified level or at all. In addition, the Federal Deposit Insurance Act prohibits AANB from making capital distributions, including the payment of dividends, without prior regulatory approval, if The Adams National Bank is undercapitalized.

Anti-Takeover and Change in Control Provisions

     Pursuant to AANB's Certificate of Incorporation, AANB's Board of Directors has the authority to issue shares of stock without any further vote or action by the stockholders, subject to certain provisions of rules governing companies whose stock is quoted on the Nasdaq/NMS. The issuance of stock under certain circumstances could have the effect of delaying or preventing a change in control of AANB. In addition, AANB has adopted a Rights Agreement which entitles each stockholder to purchase from AANB one share of Common Stock at a price of $20.11 per share, subject to adjustment, upon certain events involving a potential significant change in ownership of AANB's Common Stock. The Rights Agreement also provides for the issuance to AANB's stockholders of certain shares of common stock of an acquiring company in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold. The Rights Agreement also may have the effect of delaying or preventing a change in control of AANB. Finally, the Delaware General Corporation Law establishes special requirements with respect to "business combinations" between a Delaware corporation and an "interested stockholder." These provisions of the Delaware General Corporation Law could have the effect of delaying or preventing a change in control of the Company. See "Description of AANB Capital Stock --Common Stock," "-- Common Stock Purchase Rights," and "-- Delaware Business Combination Law."

Monetary Policy and General Economic Conditions

     The operating and net income of The Adams National Bank and any banks acquired by AANB in the future will depend to a great extent on "rate differentials," i.e., the difference between the income a bank receives from earning assets such as loans, investment securities, and other assets, and the interest paid on interest-bearing liabilities such as deposits. These rates are highly sensitive to many factors that are beyond the control of AANB and The Adams National Bank, including general economic conditions and the policies of various governmental and regulatory authorities, in particular the Federal Reserve Board.

Adjustment of the Exchange Price

     Pursuant to the Agreement, Ballston and The Bank of Northern Virginia have agreed to make such additional accruals, reserves and charge-offs through appropriate entries in their respective books and records as may be required by applicable provisions of generally accepted accounting principles ("GAAP") prior to the Closing Date. In addition, Ballston and AANB have agreed to engage two appraisers to appraise two parcels of real estate owned by The Bank of Northern Virginia. Following such appraisals The Bank of Northern Virginia will adjust the value of the respective properties upward or downward on a dollar for dollar basis to equal the value determined by the appraisers adjusted by an amount equal to the amount of tax benefit incurred or enjoyed as if a sale of the property had occurred the day before Closing. There can be no assurance as to the amount or effect of any of such accruals, reserves and charge-offs or any other adjustments which may occur prior to Closing on the Exchange Price. As of the date of this Proxy Statement/Prospectus, the parties are unable to predict whether, as a result of the accruals, the Exchange Price will be increased or diminished. If the Exchange Price were to be diminished, then the amount of consideration to be received by such Ballston Stockholder in exchange for his or her Ballston Stock will likewise be diminished. See "Proposed Merger of Ballston and Subsidiary--General Description of the Transaction."

Allocation of AANB Common Stock

     Although the shares of Ballston Stock held by Ballston Stockholders will be converted into the right to receive, in exchange for their Ballston Stock, their pro rata share of the Exchange Price as Cash Consideration or Stock Consideration, or a combination of Cash Consideration and Stock Consideration, the Exchange Price is payable, in the aggregate, 50% in AANB Common Stock and 50% in cash. Therefore, in the event that Ballston Stockholders, in the aggregate, have elected to receive more than 50% of the Exchange Price in cash or AANB Common Stock, Ballston will adjust the elections. Non-elections shall be adjusted first, to maximize the satisfaction of the elections by Ballston Stockholders who return their forms of election properly and timely prior to the close of business on the Wednesday immediately preceding the Closing Date (the "Election Deadline"). Therefore, there can be no assurance that Ballston Stockholders will receive the form of consideration elected. See "Proposed Holding Company Merger of Ballston and Subsidiary--General Description of the Transaction."

                         THE BALLSTON SPECIAL MEETING

Purpose of the Ballston Special Meeting

     At the Ballston Meeting, holders of Ballston Stock will consider and vote upon a proposal to approve and adopt the Agreement and approve the Holding Company Merger provided for therein and such other matters as may properly be brought before the Ballston Meeting.

     The Ballston Board has unanimously (with one director not present) approved the Agreement and the Holding Company Merger provided for therein and recommends a vote FOR approval and adoption of the Agreement and the Holding Company Merger.

Record Date; Voting Rights; Proxies

     The Ballston Board has fixed the close of business on ______________, 1997 as the record date (the "Ballston Record Date") for determining holders entitled to notice of and to vote at the Ballston Meeting.

     As of the Ballston Record Date, there were 1,619,474 shares of Ballston Stock issued and outstanding. Each share of Ballston Stock will entitle its holder to one vote at the Ballston Meeting. All shares of Ballston Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares of Ballston Stock will be voted for approval and adoption of the Agreement and approval of the Holding Company Merger provided for therein. Ballston does not know of any matters other than as described in the Notice of Special Meeting that are to come before the Ballston Meeting. If any other matter or matters are properly presented for action at the Ballston Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A Ballston Stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Ballston, by signing and returning a later dated proxy, or by voting in person at the Ballston Meeting. Mere attendance at the Ballston Meeting will not in and of itself have the effect of revoking a previously granted proxy.

     Votes cast by proxy or in person at the Ballston Meeting will be tabulated by the election inspectors appointed for the Ballston Meeting, who will determine whether or not a quorum is present. Where, as to any matter submitted to a vote of the Ballston Stockholders, proxies are marked as abstentions (or Stockholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

Solicitation of Proxies

     Ballston will bear its own cost of solicitation of proxies. In addition to the use of the mails, proxies may be solicited by the directors and officers of Ballston by personal interview, telephone or telegram. Such directors and officers will not receive additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of Ballston Stock held of record by such persons, in which case Ballston will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

 Quorum

     The presence in person or by properly executed proxy of holders of issued and outstanding shares representing a majority of the voting power of Ballston Stock is necessary to constitute a quorum at the Ballston Meeting.

Required Vote

     Each share of Ballston Stock will entitle its holder to one vote at the Ballston Meeting. The affirmative vote of the holders of a majority of outstanding shares of the Ballston Stock entitled to vote thereon is necessary to approve the Agreement and the Holding Company Merger provided for therein. Because the required vote of Ballston Stockholders on the Agreement and the Holding Company Merger is based upon the total number of votes attributable to the outstanding shares of the Ballston Stock, failure to submit a proxy card (or failure to vote in person at the Ballston Meeting) and abstentions from voting will have the same effect as a vote against the Agreement and the Holding Company Merger.

     As of the Ballston Record Date, directors and executive officers of Ballston and their affiliates owned approximately 48.5% of the shares of the Ballston Stock outstanding and entitled to vote at the Ballston Meeting. The Directors of Ballston have agreed to vote their shares of Ballston Stock in favor of the Agreement and the Holding Company Merger provided therein. In addition, one Ballston Stockholder who is not a director of Ballston who holds an aggregate of 113,288 shares or approximately 7.0% of the outstanding shares of Ballston Stock has agreed to vote its shares of Ballston Stock in favor of the Agreement and the Holding Company Merger provided therein.

     THE MATTERS TO BE CONSIDERED AT THE BALLSTON MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF BALLSTON. ACCORDINGLY, BALLSTON STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                           THE AANB SPECIAL MEETING

Purpose of the AANB Special Meeting

     At the AANB Meeting, holders of AANB Common Stock will be asked to consider and vote upon the ratification of the AANB Board of Directors' approval and adoption of the Agreement and the Holding Company Merger provided for therein and the Issuance of a number of shares, subject to adjustment, of AANB Common Stock to stockholders of Ballston Bancorp, Inc. sufficient to complete AANB's proposed acquisition of Ballston, estimated to be approximately 554,226 shares
as of June 30, 1997.   Assuming that the Exchange Price was $________ on August
___, 1997, in connection with the Holding Company Merger, AANB would have issued
_______ shares of AANB Common Stock which would represent ____% of its
outstanding stock as of that date.   Due to the fact that the number of shares
of AANB Common Stock to be issued in the Holding Company Merger will exceed 20% of the outstanding shares of AANB Common Stock, the rules of the Nasdaq Stock Market require AANB to obtain stockholder approval of the issuance of those shares. AANB Stockholder approval of the ratification of the approval and adoption of the Agreement and Holding Company Merger and the Issuance will constitute the approval required by the Nasdaq Stock Market.

     The Board of Directors of AANB has unanimously approved the Agreement, the Holding Company Merger provided for therein and the Issuance in connection with the Holding Company Merger and recommends a vote FOR the ratification of the approval of the Agreement and the Holding Company Merger and the Issuance in connection therewith.

Record Date; Voting Rights; Proxies

     The AANB Board of Directors has fixed the close of business on ___________________, 1997 as the record date (the "AANB Record Date") for determining holders entitled to notice of and to vote at the AANB Meeting.

     As of the AANB Record Date, there were ________ shares of AANB Common Stock issued and outstanding, each of which entitles the holder thereof to one vote at the AANB Meeting. All shares of AANB Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares of AANB Common Stock will be voted for ratification of the approval and adoption of the Agreement and the Holding Company Merger and the Issuance in connection therewith. AANB does not know of any matters other than as described in the Notice of Special Meeting that are to come before the AANB Meeting. If any other matter or matters are properly presented for action at the AANB Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. An AANB Stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of AANB, by signing and returning a later dated proxy, or, as to Stockholders of record, by voting in person at the AANB Meeting. Mere attendance at the AANB Meeting will not in and of itself have the effect of revoking a previously granted proxy.

     Votes cast by proxy or in person at the AANB Meeting will be tabulated by the election inspectors appointed for the AANB Meeting who will determine whether or not a quorum is present. Where, as to any matter submitted to a vote of the AANB Stockholders, proxies are marked as abstentions (or Stockholders appear in person but abstain from voting) or a broker indicates on a proxy that it does not have discretionary authority with respect to certain shares, such abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

Solicitation of Proxies

     AANB will bear its own cost of solicitation of proxies. In addition to the use of the mails, proxies may be solicited by the directors and officers of AANB by personal interview, telephone or telegram. Such directors and officers will not receive additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of AANB Common Stock held of record by such persons, in which case AANB will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

Quorum

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of AANB Common Stock entitled to vote is necessary to constitute a quorum at the AANB Meeting.

Required Vote

     The approval of the ratification of the approval and adoption of the Agreement, the Holding Company Merger provided for therein and the Issuance in connection therewith requires the affirmative vote of the holders of a majority of the total votes present in person or by proxy at the AANB Meeting. As of the AANB Record Date, the directors and executive officers of AANB and their affiliates owned an aggregate of __________ shares (____%) of the AANB Common Stock. Management of AANB is not aware that any officer or director of AANB will not vote his or her shares of AANB Common Stock in favor of the ratification of the approval and adoption of the Agreement and Holding Company Merger and the Issuance in connection therewith.

     THE MATTERS TO BE CONSIDERED AT THE AANB MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF AANB. ACCORDINGLY, AANB STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

                  PROPOSED MERGER OF BALLSTON AND SUBSIDIARY

     The Ballston Stockholders are being asked to approve and adopt the Agreement and approve the Holding Company Merger provided for therein. The AANB Stockholders are being asked to ratify the AANB Board's approval and adoption of the Agreement and the Holding Company Merger provided for therein and to approve the Issuance in connection therewith. While the following description reflects all material terms of the Agreement, it is a summary only and is qualified in its entirety by reference to the full text of the Agreement. A copy of the Agreement is included as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. AANB Stockholders and Ballston Stockholders are urged to read the Agreement in its entirety.

General Description of the Transaction

     Under the Agreement, Ballston will merge with and into Adams Acquisition Corporation ("Subsidiary"), and Subsidiary will be the surviving corporation. The separate existence of Ballston will cease upon effectiveness of the Holding Company Merger. Immediately prior to the Holding Company Merger, The Adams National Bank will become a subsidiary of Subsidiary and, following the Holding Company Merger, AANB will merge The Bank of Northern Virginia with and into The Adams National Bank (the "Bank Merger") with The Adams National Bank being the surviving entity. The Holding Company Merger and the Bank Merger will be effected after the close of business on the Friday following approval of the Agreement and the Holding Company Merger by Ballston Stockholders and ratification of the Agreement and Holding Company Merger and approval of the Issuance in connection therewith by AANB Stockholders provided that all necessary regulatory approvals have been received by that date and all other conditions to the effectiveness of the Holding Company Merger have been satisfied.

     The Exchange Price that AANB will pay to the Stockholders of Ballston for the outstanding shares of Ballston Stock will equal $13,858,374.60 plus (a) one times any earnings, if any (or less one times any losses, if any), of Ballston from April 1, 1997, until Closing, less (b) any dividends declared by Ballston on or after April 1,1997 until Closing (previously defined as the "Exchange Price").

     The value of the consideration to be received by each holder of a share of Ballston Stock shall be the Exchange Price divided by the total number of outstanding shares of Ballston Stock at Closing.

     Except in the case of an Acquisition Event (as hereinafter defined), for purposes of determining how many shares of AANB Common Stock will be issued by AANB, the value per share of AANB Common Stock ("AANB Stock Value") shall be the average mid-point of the closing bid and asked price of the first twenty (20) of the twenty-one (21) trading days of the AANB Common Stock immediately prior to Closing (the "20 Trading Day Period") subject to a minimum of $9.90 per share and a maximum of $14.85 per share. See "Proposed Holding Company Merger of Ballston and Subsidiary--Valuation of AANB Common Stock."

     An "Acquisition Event" has been defined in the Agreement to mean the authorization by the AANB Board of the execution of an agreement with (not subsequently terminated) or support for an offer or proposal by (and not subsequently withdrawn) a third party prior to Closing under the Agreement where there is a change of voting power in excess of 50% of the outstanding stock of AANB. If an Acquisition Event occurs, the value per share shall be the average mid-point of the closing bid and asked price of the last 20 trading days prior to the public announcement of such event provided that such calculation is less than the AANB Stock Value.

     On the Effective Date and subject to the election adjustment, Ballston Stockholders who receive AANB Stock (up to a maximum of 50% of the Exchange Price) will become Stockholders of AANB. Each such issued and outstanding share of Ballston Stock (other than the Dissenting Shares, see "--Rights of Dissenting Shareholders") automatically, without further act, shall be converted into and become shares of AANB Common Stock. Cash will be paid to the Ballston Stockholders who receive the Cash Consideration and cash will also be paid in lieu of fractional shares on the basis of the average mid-point of the closing bid and asked price during the 20 Trading Day Period (or, if an Acquisition Event has occurred, during the 20 trading days prior to its public announcement) of the AANB Common Stock as reported on the Nasdaq/NMS prior to Closing subject to a minimum of $9.90 per share and a maximum of $14.85 per share.

     Manner of Exchange. Each non-dissenting holder of Ballston Stock will be entitled to elect to receive his pro rata share of the Exchange Price for his Ballston Stock as either Stock Consideration, Cash Consideration, or a combination thereof. However, the maximum number of shares of Ballston Stock to be converted into Cash Consideration shall be no greater than 50% of the number of shares of Ballston Stock issued and outstanding immediately prior to the Effective Date of the Holding Company Merger less the sum of (i) dissenting shares and (ii) the number of shares of Ballston Stock converted into the right to receive fractional shares and paid for in cash. The maximum number of shares of Ballston Stock to be converted into the right to receive Stock Consideration shall be no greater than the number which when converted would equal 50% of the Exchange Price. Non-elections shall otherwise be adjusted to maximize the satisfaction of holders of Ballston Stock who have made proper and timely cash elections and stock elections. If holders of Ballston Stock as a group elect to receive an amount of Cash Consideration or Stock Consideration greater than the maximum amounts described above, the exchange elections shall be subject to adjustment as follows:

     1. If cash elections exceed the maximum amount of Cash Consideration payable in the exchange, then all shares of Ballston Stock covered by elections for Stock Consideration and all shares of Ballston Stock covered by non-elections shall be converted into the right to receive AANB Common Stock and all shares subject to elections for Cash Consideration shall be converted in the right to receive Cash Consideration and Stock Consideration on a pro-rata basis, so that upon completion of the allocation 50% of the number of shares of Ballston Stock should be converted into the right to receive Stock Consideration.

     2. If the elections for Stock Consideration exceed the amount of consideration payable in AANB Stock, then all shares of Ballston Stock covered by elections for Cash Consideration and non-elections shall be converted into the right to receive Cash Consideration and all shares of Ballston Stock covered by elections for Stock Consideration shall be converted into the right to receive Stock Consideration and Cash Consideration on a pro-rata basis, so that upon completion of the allocation 50% of the number of shares of Ballston Stock should be converted into the right to receive Stock Consideration.

     Exercise of Elections. All elections shall be made on a form of election ("Form of Election") mailed to holders of record of shares of Ballston Stock as of the Ballston Record Date or such other date as AANB and Ballston shall mutually agree (the "Election Form Record Date"). Ballston shall make available one or more Forms of Election as may be reasonably requested by all persons who become holders or beneficial owners of Ballston Stock between the Election Form Record Date and the close of business on the day prior to the Election Deadline.

     Holders of Ballston Stock may make elections by mailing to Ballston a Form of Election or by delivering a Form of Election to Ballston at the Ballston Meeting. As previously noted, any holder of Ballston Stock may allocate his or her Ballston Stock among elections for Cash Consideration, Stock Consideration or non-elections as he or she sees fit, provided that if the sum of the shares of any holder as to which elections and non-elections are made exceed the total number of shares held by the holder, Ballston shall consider all the elections submitted by the holder to have been not properly made.

     To be effective, a Form of Election must be properly completed and signed and received by Ballston no later than the adjournment of the Ballston Meeting, or else the holder will be deemed to have made a non-election.

     Ballston will have the discretion to reasonably determine whether Forms of Election have been properly completed, signed, and submitted or revoked and to
disregard immaterial defects in election forms.   Neither AANB nor Ballston will
be under any obligation to notify any person of any defect in a Form of Election submitted to Ballston, but Ballston shall use commercially reasonable efforts to notify a holder of any such defect. The Agreement provides that Ballston shall make all computations relating to elections and all computations shall be conclusive and binding on the holders of Ballston Stock.

     For the purposes hereof, a holder of Ballston Stock (including a dissenting holder who shall have failed to perfect, or shall have effectively withdrawn or lost, his or her right to dissent from the Holding Company Merger under Delaware law) who does not submit a Form of Election which is received by Ballston prior to the Election Deadline shall be deemed to have made a non-election. If Ballston shall determine that any purported election for Cash Consideration or Stock Consideration was not properly made, such purported election shall be deemed to be of no force and effect and the Ballston Stockholder making such purported election shall for purposes hereof be deemed to have made a non-election.

     Revocation or Modification; Deadline. Any holder of Ballston Stock who has made an election by submitting a Form of Election to Ballston (including those who have been known to have made a non-election) may at any time prior to close of business on the Wednesday immediately preceding the Closing Date (the "Election Deadline") change his or her election by submitting to Ballston, by certified mail or by a nationally recognized overnight service, a revised Form of Election, properly completed and signed, that is received by Ballston by the Election Deadline. Any holder of Ballston Stock may at any time prior to the Election Deadline revoke his or her election (including any deemed non-election) by written notice submitted to Ballston by certified mail or by a nationally recognized overnight service, that is received by Ballston by the Election Deadline. Any holder of Ballston Stock may at any time prior to the Election Deadline revoke his or her non-election by submitting to Ballston, by certified mail or by a nationally recognized overnight service, a Form of Election, properly completed and signed,
that is received by Ballston by the Election Deadline.   Ballston shall
determine the allocation as to all Ballston Stockholders of the Cash Consideration and the Stock Consideration and shall notify AANB and the Exchange Agent of its determination at Closing.

     Procedures for Exchange of Certificates. On and after the Effective Date, certificates for shares of Ballston Stock shall represent the right to receive certificates representing the number of shares of AANB Common Stock and cash as well as cash in lieu of fractional shares represented thereby, as described above. As promptly as practicable after the Effective Date, AANB shall cause American Stock Transfer & Trust Co., acting as the exchange agent (the "Exchange Agent") to send to each holder of record of Ballston Stock immediately prior to the Effective Date transmittal materials and instructions for use in exchanging such certificates of Ballston Stock (other than Dissenting Shares, see "--Rights of Dissenting Stockholders") for the consideration to be received by holders of Ballston Stock, be it cash or new certificates representing shares of AANB Common Stock or a combination of cash and new certificates representing shares of AANB Common Stock. Certificates of AANB Common Stock, any checks for amounts due in payment of Cash Consideration and in respect of fractional shares and any dividends that a holder may be entitled to receive after the Effective Date shall be paid by the Exchange Agent only after the delivery to the Exchange Agent of such holder's certificates representing all of such holder's shares of Ballston Stock. No interest shall be paid on any amounts due in respect of Cash Consideration, fractional shares or dividends.

     Until surrendered, certificates formerly representing shares of Ballston Stock (other than Dissenting Shares, see "--Rights of Dissenting Stockholders") will be deemed for all corporate purposes to evidence the number of whole shares of the AANB Common Stock that a holder would be entitled to receive upon surrender and that portion of the Cash Consideration to which he or she is entitled plus the cash to be paid in respect of fractional shares as determined by Ballston and reported by Ballston to the Exchange Agent.

     BALLSTON STOCKHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED TRANSMITTAL MATERIALS AND INSTRUCTIONS FROM THE EXCHANGE AGENT. BALLSTON STOCKHOLDERS SHOULD RETURN ONLY THE FORM OF ELECTION WITH THE ENCLOSED PROXY AND SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY OR WITH
                 ---
THE ENCLOSED FORM OF ELECTION.

     Certain Restrictions on Resale by Controlling Persons. Directors and certain other affiliates of Ballston will be subject to restrictions on the transfer of shares of AANB Common Stock received by them in the Holding Company Merger. These restrictions are imposed pursuant to Rule 145 under the Securities Act. There will generally be no restrictions imposed on resale of AANB Common Stock received in the Holding Company Merger by other Ballston Stockholders.

     Certain Employment Matters. Except as otherwise consented to by AANB, any employee that is hired by Ballston or The Bank of Northern Virginia between the date of the Agreement and Closing shall be subject to a probationary period consisting of six (6) months for all professional employees and ninety (90) days for all staff members. All employees of Ballston or The Bank of Northern Virginia who are employed by Subsidiary, The Bank of Northern Virginia or The Adams National Bank immediately following the Holding Company Merger ("Transferred Employees") will be covered by AANB's employee benefit plans as to which they are eligible based on their length of service, compensation, location, job classification, and position, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, AANB may determine to continue any of the Ballston or The Bank of Northern Virginia benefit plans for Transferred Employees in lieu of offering participation in AANB's benefit plans providing similar benefits, to terminate any of the Ballston or The Bank of Northern Virginia benefit plans, or to merge any such benefit plans with AANB's benefit plans. Except as otherwise prohibited by law, Transferred Employees' service with Ballston or The Bank of Northern Virginia which is recognized by the applicable benefit plan of Ballston or The Bank of Northern Virginia at the Effective Date of the Holding Company Merger shall be recognized as service with AANB or The Adams National Bank for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the corresponding AANB or The Adams National Bank benefit plan, if any, subject to applicable break-in-service rules.

     AANB has agreed that immediately following the Holding Company Merger, all participants who then have accounts in the 401(k) plan maintained by Ballston or The Bank of Northern Virginia (the "401(k) Plan") shall be vested in accordance with their existing plan and shall be vested consistent therewith in their account balances. AANB, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Date of the Holding Company Merger to provide current contributions and eligibility provisions identical to those under the AANB Employees' Plan), may merge the 401(k) Plan into the AANB Employees' Plan, or may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such 401(k) Plan until they are distributable in accordance with its terms. In the event of a merger of the 401(k) Plan into the AANB Employees' Plan or a cessation of accruals and contributions under the 401(k) Plan, the AANB Employee's Plan will recognize for purposes of eligibility to participate, early retirement, and eligibility for vesting, all Transferred Employees' service which is recognized under the 401(k) Plan, subject to applicable break-in-service rules.

Effective Date of the Holding Company Merger; Termination

     Subject to the satisfaction of all conditions contained in the Agreement which have not been waived by AANB and Subsidiary, or by Ballston or by The Bank of Northern Virginia, as the case may be, the Holding Company Merger will become effective on the later of the date the Certificate of Merger is filed with the Secretary of State or the effective date designated in the Certificate of Merger. The Holding Company Merger is not contingent upon the completion of the Bank Merger.

     The Agreement shall be terminated, and the Holding Company Merger abandoned, if the Stockholders of AANB or Ballston shall at a duly called meeting convened for such purpose fail to give the required approval. Notwithstanding such approval by such Stockholders, the Agreement may be terminated at any time prior to the Effective Date by:

           (a) The mutual consent of AANB and Ballston, as expressed by their respective Boards of Directors;

           (b) Either AANB on the one hand or Ballston on the other hand, as expressed by their respective Boards of Directors, if the Holding Company Merger has not occurred by December 31, 1997, provided that the failure of the Holding Company Merger to so occur shall not be due to a willful breach of any representation, warranty, covenant or agreement by the party seeking to terminate the Agreement;

           (c) AANB in writing authorized by its Board of Directors if Ballston or The Bank of Northern Virginia has, or by Ballston in writing authorized by its Board of Directors, if AANB has, in any material respect, breached (i) any covenant or agreement contained in the Agreement, or (ii) any representation or warranty contained therein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that either party may terminate the Agreement on the basis of any such material breach of any representation or warranty which is not cured within 30 days of written notice thereof notwithstanding any qualification therein relating to the knowledge of the other party;

           (d) Either AANB on the one hand or Ballston on the other hand, as expressed by their respective Boards of Directors, in the event that any of the conditions precedent to the obligations of such parties to consummate the Holding Company Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that no party shall be entitled to terminate the Agreement under such circumstances if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing shall be appropriately postponed;

           (e) Ballston, if the Board of Directors of Ballston shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger has become inadvisable or impracticable by reason of the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Holding Company Merger or to obtain other relief in connection with the Agreement;

           (f) AANB, if the Board of Directors of AANB shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger has become inadvisable or impracticable by reason of the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Holding Company Merger or to obtain other relief in connection with the Agreement;

           (g) AANB or Ballston, if the Federal Reserve Board, the Federal Deposit Insurance Corporation (the "FDIC") or the SCC deny approval of the Holding Company Merger and the time period for all appeals or requests for reconsideration has run;

           (h) AANB, in the event the average mid-point of the closing bid and asked prices for the 20 Trading Day Period is above $14.85 and an Acquisition Event has not occurred; or Ballston, in the event the average mid-point of the closing bid and asked prices for the 20 Trading Day Period is below $9.90 per share.

     Unless and until the Agreement shall have been terminated pursuant to its terms, neither Ballston, The Bank of Northern Virginia nor any of their executive officers, directors, representatives, agents or affiliates shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations (with any person other than AANB) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving Ballston or The Bank of Northern Virginia or, subject to their fiduciary duties to shareholders (a) disclose, directly or indirectly, any information not customarily disclosed to the public concerning Ballston or The Bank of Northern Virginia, (b) afford to any other person access to the properties, books or records of Ballston or The Bank of Northern Virginia or otherwise assist any person preparing to make or who has made such an offer, or (c) enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of significant amount of assets.

Background of and Reasons for the Transaction

     The past several years have been a period of substantial and rapid change in the banking industry in general and in the northern Virginia market served by The Bank of Northern Virginia in particular. In light of the general consolidation of banking institutions and the need for expertise, advanced technology, and other resources required in today's banking environment, financial institutions which have been resolute in maintaining their independence are increasingly being forced to reevaluate that strategy.

     Ballston has been contacted periodically by banks, bank holding companies, and others with suggestions that the possibility of a merger or purchase be explored. In general, the board of directors has considered these approaches as either premature or not in the best interests of Ballston and did not pursue them. Ballston instead focused upon a strategy of internal growth. By 1997, that strategy was achieving limited results due to the difficulty that Ballston was facing in attracting business in the face of the competition afforded by larger financial institutions as well as smaller institutions whose need for growth appears to propel them towards less-rational policies towards pricing and other means of competition. Because The Bank of Northern Virginia was committed foremost to maintaining a high-quality loan portfolio and a prudent approach to pricing products and services, The Bank of Northern Virginia experienced difficulty in reaching budgeted levels of assets, loans, and deposits.

     In the first quarter of 1997, legal counsel for AANB contacted the chairman and chief executive officer of The Bank of Northern Virginia, Mr. Fred A. Burroughs, III, regarding a potential merger with a client of his. When they met, counsel revealed that his client was AANB and that AANB might be interested in discussing a possible affiliation. Mr. Burroughs reported the results of the meeting to the other members of the board of directors of The Bank of Northern Virginia. Further meetings ensued with Ms. Barbara Davis Blum, chairwoman and chief executive officer of AANB, Ms. Kimberly J. Levine, chief financial officer of AANB, and certain members of the board of directors of The Bank of Northern Virginia. Thereafter, Mr. Sidney G. Simmonds of Simmonds & Klima, Ltd., a director of The Bank of Northern Virginia and a consultant to Ballston, Mr. Robert F. Kelleher, the chairman, president and chief executive officer of Ballston, and Brian D. Alprin, Esq. of Duane, Morris & Heckscher LLP, secretary and treasurer and legal counsel for Ballston, met several times with representatives of AANB. These meetings led to the Ballston Board's determination on May 23, 1997 to authorize the execution of a nonbinding letter of intent, which was signed June 3, 1997. The letter set forth the parameters of the Holding Company Merger.

     During the course of its consideration of a possible merger with AANB, management of Ballston perceived that there was a close fit between AANB's and Ballston's stockholder bases (both being strongly women-oriented), operating styles (both being based upon personalized attention to the needs of individual customers), and organizational mandates (both being strongly community-oriented). Management of Ballston thus felt that the possibility existed for a unique combination of similar institutions which could achieve their common goals better together than separately. Management of Ballston was also aware that each of the current executive officers of The Bank of Northern Virginia had either a short-term employment contract or no employment contract, and thus that Ballston faced a near-term decision whether, on the one hand, to provide for long-term management succession through new employment contracts or, on the other hand, to take advantage of the salability of Ballston which might exist due to the short-term nature of its then-current contractual commitments. In view of these considerations, both the management and board of directors of Ballston determined to pursue merger discussions with AANB.

     Following extensive negotiations between AANB, Ballston, and their respective advisors, on June 20, 1997 the Ballston Board voted unanimously (with one director not present) to authorize the execution of a definitive agreement. The board of directors of The Bank of Northern Virginia met on June 23, 1997 to consider the merger agreement and unanimously voted at that time to authorize its execution. The agreement was executed and delivered by Ballston and The Bank of Northern Virginia as of June 23, 1997.

     It is the judgment of the Ballston Board that consummation of the Holding Company Merger is in the best interests of the stockholders and employees of Ballston and the communities it serves. A merger will allow Ballston to address the increased competition it will face in the future from larger, wealthier financial institutions. Recent changes in applicable law have placed the smaller community banks in more direct competition with larger banks and other non-bank financial intermediaries for originating deposits and loans. The trend towards industry consolidation, which has been acutely felt within the greater Washington, D.C. area with the emergence or entry of such large institutions as NationsBank, First Union, Citibank, and Crestar, combined with emerging technological changes and increased regulatory and other costs of operation, create a difficult environment for independent institutions of the size of Ballston to compete efficiently. The Ballston Board felt that it would be difficult to grow the size of Ballston substantially through independent operations within a reasonable period of time, and that therefore the potential to increase profits measurably within such a time period was limited. In addition, successful future expansion of the operations of Ballston could be difficult to achieve considering the size and number of competitors which Ballston faces.

     In the opinion of the Ballston Board, the Holding Company Merger with AANB will provide Ballston Stockholders with more marketable shares or cash, its employees with greater opportunities, and its customers with enhanced services. The community, in turn, should benefit from the Holding Company Merger. The Ballston Board believes that the Holding Company Merger offers stockholders the best means of realizing the value of their investment, preserving employees' jobs within The Bank of Northern Virginia, and continuing to offer the customers and the community the deposit, lending, financing, and other banking services they will require in the future.

     The Ballston Board considered the business, operations, earnings, and financial condition of AANB on both an historical and a prospective basis and the enhanced opportunities for growth in stockholder values which the Holding Company Merger would make possible. The Ballston Board believes that the community-bank orientation of AANB, as well as the compatibility of the stockholder bases in both of which businesswomen and women professional, civic, and community-service leaders are prominent, would complement and promote the business potential of Ballston. The Ballston Board was also favorably impressed with recent enhancements that AANB had made to its management team.

     The Ballston Board considered the financial terms of the Holding Company Merger, including the price offered, the present and prospective value of shares of AANB that would constitute 50 percent of the merger consideration, an estimate of the future value of Ballston as an independent entity, and the relationship of the market value, book value, and earnings per share of AANB to the current value, book value, and earnings per share of Ballston. The Ballston Board considered the fact that the price per share offered by AANB represents a significant premium over the book value of Ballston Stock and also compared favorably with the consideration that seemed likely to result from other possible transactions available to Ballston during the same time period. In addition, the board of directors compared the price offered to the prices and premiums paid in comparable acquisition transactions involving other financial institutions of which the board was aware. The Ballston Board considered the favorable opinion of Danielson Associates Inc. that the terms of the transaction proposed by AANB were fair to the Stockholders of Ballston from a financial point of view.

     The Ballston Board took into account the current and prospective economic and competitive environment facing the financial services industry generally, and the respective capacities of Ballston and AANB to compete effectively given the rapid changes in the financial services industry. The Ballston Board concluded that with the increasing competition in the financial services industry and the need for substantially increased investments in personnel and automated systems to remain competitive, it was in the best interest of Ballston Stockholders not to take the financial and performance risk of making those investments alone in order to maintain momentum. The conclusion of the Ballston Board was that in partnership with AANB, Ballston would have greater access to technology, expertise, and other resources for competitive effectiveness in the current banking environment.

     The Ballston Board considered the prospects of continued employment by most employees of The Bank of Northern Virginia. Because AANB currently does not have any presence in northern Virginia, the board of directors believes that the Holding Company Merger provides an opportunity for employees of The Bank of Northern Virginia that other merger candidates may not be able to offer.

     The Ballston Board considered that the AANB Common Stock, which represents 50 percent of the proposed merger consideration, offers an annual dividend yield that exceeds the historical yield on Ballston Common Stock and a broader and more liquid market. The Ballston Board considered the fact that AANB Common Stock is quoted on the National Market System of the Nasdaq Stock Market. By contrast, the Ballston Stock is not listed or quoted on any market, as a result of which stockholders of Ballston who have wished to sell their shares or purchase additional shares have faced limited opportunities to do so. The Ballston Board also considered that based upon the advice and information available to it, providing Stockholders of Ballston an opportunity to elect to participate as AANB Stockholders in the anticipated growth of the combined company's business would provide the Stockholders of Ballston with a greater opportunity for long-term appreciation than if Ballston had remained independent.

     The Ballston Board reviewed with its advisors the provisions of the Holding Company Merger and the treatment of the Holding Company Merger as a reorganization under section 368(a) of the Code for federal income tax purposes. The Ballston Board considered the fact that the transaction is structured to be tax-free for federal income tax purposes to those stockholders of Ballston who receive solely AANB Common Stock.

     The Ballston Board also considered the likelihood of the Holding Company Merger being approved by applicable regulatory authorities without undue conditions or delay. The Ballston Board concluded that there were no reasonable bases to fear regulatory disapproval or delay of the Holding Company Merger due to antitrust or other regulatory concerns.

     Based upon its consideration of the foregoing factors, the Ballston Board concluded that the Holding Company Merger offers the Stockholders of Ballston the best means of realizing the value of their investment, preserving employees' jobs within The Bank of Northern Virginia, and offering the customers of The Bank of Northern Virginia and the community a set of enhanced services, a more elaborate branch and automated teller machine network, and a more competitive banking institution which will result from the Holding Company Merger. Accordingly, the Ballston Board (with one director not present) unanimously approved the Holding Company Merger as being in the best interest of Ballston and its Stockholders.

     Each member of the Ballston Board has agreed to vote those shares of Ballston which such director owns in favor of the Holding Company Merger. The directors of Ballston, together with one stockholder which has similarly agreed to vote its shares in favor of the Merger, beneficially own approximately 53.8 percent of the outstanding shares of Ballston Stock. Each of them will receive the same price per share under the terms of the Holding Company Merger, and the same opportunity to elect between cash and stock consideration, as all other Ballston Stockholders.

Recommendation of the Ballston Board

     On June 20, 1997, the Ballston Board unanimously (with one director not present) approved the Agreement in its then-current form, subject to certain technical changes, all of which were made prior to execution.

     The Ballston Board has approved the Agreement and the Holding Company Merger provided for therein and recommends a vote FOR approval and adoption of the Agreement and the Holding Company Merger.

     For a discussion of the interests of certain directors and officers in the Holding Company Merger, see "--Interests of Certain Persons in the Holding Company Merger."

Interests of Certain Persons in the Holding Company Merger

     In considering the recommendations of the Ballston Board with respect to the Holding Company Merger, holders of Ballston Stock should be aware that certain members of Ballston's management, some of whom are or were members of the Ballston Board, and the members of the Ballston Board have certain interests in the Holding Company Merger, in addition to those of the Ballston Stockholders generally. The Ballston Board was aware of these interests when it considered and approved the Holding Company Merger and the Agreement.

     Employment Arrangements. Management of AANB is engaged in discussions with one or more members of senior management of Ballston and/or the Bank of Northern Virginia with respect to continuing employment following the Holding Company Merger; however, no agreements have been reached as of the date hereof.

     Indemnification. Following the Closing under the Agreement until the sixth anniversary of the Agreement and subject to compliance with Delaware law, AANB will not take any action to abrogate or diminish any right accorded under the certificate or articles of incorporation or by-laws of Ballston or articles of incorporation, by-laws or board resolutions of The Bank of Northern Virginia as they existed immediately prior to the Closing to any person who, on or prior to the Closing, was a director or officer of Ballston or The Bank of Northern Virginia to indemnification from or against losses, expenses, claims, demands, damages, liabilities, judgments, fines, penalties, costs, expenses (including without limitation reasonable attorneys fees) and amounts paid in settlement pertaining to or incurred in connection with any threatened or actual action, suit, claim, or proceeding (whether civil, criminal, administrative, arbitration, or investigative) arising out of events, matters, actions, or omissions occurring on or prior to the Closing.

     Unless the existing directors and officers insurance policy of Ballston and The Bank of Northern Virginia provides for coverage against claims made after the Closing with respect to acts that occurred prior to the

Closing, AANB and Ballston will together arrange for similar coverage for the directors and officers of Ballston and The Bank of Northern Virginia against such claims made following the Closing until the sixth anniversary thereof and will divide and accrue the cost equally between AANB and Ballston prior to the calculation of the Exchange Price.

Recommendation of the Board of Directors of AANB

     The Board of Directors of AANB has approved the Agreement, the Holding Company Merger and the Issuance in connection therewith and recommends a vote FOR the ratification of the approval and adoption of the Agreement and the Holding Company Merger and the Issuance in connection therewith.

     In reaching its conclusions that the Holding Company Merger and the Issuance are fair to, and in the best interests of, AANB and its Stockholders, the AANB Board of Directors considered, among other things, the financial terms of the Holding Company Merger, the strategic value of enhancing AANB's customer base and establishing its presence in the Northern Virginia banking environment and the opinion of Baxter Fentriss that the transaction is fair from a financial point of view to AANB and its Stockholders.

Business Pending the Holding Company Merger

     Until the effective time of the Holding Company Merger, Ballston and The Bank of Northern Virginia will operate their respective businesses substantially as presently operated and only in the ordinary course and in general conformity with applicable laws and regulations, and, consistent with such operation, they will use their best efforts to preserve intact their present business organizations and relationships with persons having business dealings with them. Until consummation of the Holding Company Merger, Ballston and The Bank of Northern Virginia may not, without prior written notice to AANB, unless required by regulatory authorities, (i) make any change in the salaries (subject to AANB's prior written consent as to salary increases), bonuses or title of any officer or any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to AANB; (ii) enter into any bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment, severance or consulting agreement or increase benefits under existing plans and agreements, provided that nothing in the Agreement shall prevent The Bank of Northern Virginia from extending any existing employment agreement until no later than the Effective Date (without AANB's prior written consent); (iii) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (iv) amend its Certificate or Articles of Incorporation or Bylaws except as the parties have otherwise agreed as to amendment of the Ballston Bylaws with respect to an exception to mandatory indemnification; (v) issue or contract to issue any shares of Ballston capital stock or securities exchangeable for or convertible into capital stock; (vi) purchase any shares of Ballston capital stock (without AANB's prior written consent); (vii) enter into or assume any material contract or obligation, except in the ordinary course of business (without AANB's prior written consent); (viii) other than with respect to the workout of certain nonperforming assets, waive, release, compromise or assign any right or claim involving $25,000 or more without compliance with The Bank of Northern Virginia credit policies; (ix) propose or take any other action designed to make any representation or warranty of Ballston or The Bank of Northern Virginia contained in the Agreement untrue; (x) introduce any material new products or services or change the rate of interest on any deposit instrument to more than 25 basis points higher than the average interest rate of Community Bank of Northern Virginia, F&M Bank of Northern Virginia, George Mason Bank, Tysons National Bank, and Virginia Commerce Bank for comparable deposit instruments; (xi) make any material change in policies respecting extensions of credit or loan charge offs; (xii) change in any material respect reserve requirement policies; (xiii) change securities portfolio policies in any material respect; (xiv) acquire a policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $5,000 or more; (xv) propose or take any action with respect to the closing of any branches; (xvi) amend the terms of the Ballston Option Agreement or any other stock based compensation plan for employees or directors; (xvii) amend the terms of any written severance or employment agreements (without AANB's prior written consent); or (xviii) make any change in any tax election or material accounting method or system of internal accounting controls, except as may be appropriate to conform to any change in regulatory accounting requirements or generally accepted accounting principles (without AANB's prior written consent). Ballston and The Bank of Northern Virginia further will consult with AANB regarding all actions described above. In addition, all loans by Ballston or The Bank of Northern Virginia will be approved by Fred A. Burroughs or Robert F. Kelleher, within their now existing loan authority, and (A) loan portfolio management, including management and work out of nonperforming assets, and credit review and approval procedures, including notice of any new loans in excess of $25,000 and as to a renewal of a loan existing as of the date of the Agreement in excess of $50,000 shall be submitted to a designee of AANB who shall provide comments within one business day following receipt of documentation thereon. Further, a representative of AANB shall have a right to attend loan committee meetings, and (B) securities portfolio and funds management, including management of interest rate risk, including notice of changes in investments, shall be reviewed by AANB's representative as shall be designated by AANB from time to time.

     AANB and its subsidiaries will conduct their respective operations substantially as presently operated and only in the ordinary course of business consistent with past practice and in general conformity with applicable laws and regulations, and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them.

Opinion of AANB Financial Advisor

     Baxter Fentriss has acted as financial advisor to AANB in connection with the Holding Company Merger. Baxter Fentriss previously assisted AANB in identifying prospective merger opportunities. On July 24, 1997, Baxter Fentriss delivered to AANB its opinion dated June 23, 1997, that, on the basis of matters referred to herein, the offer is fair, from a financial point of view, to the holders of AANB Common Stock. In rendering its opinion Baxter Fentriss consulted with the management of AANB and Ballston, reviewed the Agreement and Plan of Reorganization and certain publicly-available information on the parties and reviewed certain additional materials made available by the management of the respective banks.

     In addition Baxter Fentriss discussed with the management of AANB and Ballston their respective businesses and outlook. Baxter Fentriss was involved in the negotiations with Ballston. No limitations were imposed by AANB's Board of Directors upon Baxter Fentriss with respect to the investigation made or procedures followed by it in rendering its opinion. The full text of Baxter Fentriss' written opinion is attached as Appendix C to this Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Baxter Fentriss in connection therewith.

     Baxter Fentriss' opinion is directed to AANB's Board of Directors only, and is directed only to the fairness, from a financial point of view, of the consideration provided. It does not address AANB's underlying business decision to effect the proposed Holding Company Merger, nor does it constitute a recommendation to any AANB Stockholder as to how such stockholder should vote with respect to the Holding Company Merger at the AANB Meeting or as to any other matter.

     Baxter Fentriss' opinion was one of many factors taken into consideration by AANB's Board of Directors in making its determination to approve the Agreement and Holding Company Merger, and the receipt of Baxter Fentriss' opinion is a condition precedent to AANB's consummating the Holding Company Merger. The opinion of Baxter Fentriss does not address the relative merits of the Holding Company Merger as compared to any alternative business strategies that might exist for AANB or the effect of any other business combination in which AANB might engage.

     Baxter Fentriss, as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Baxter Fentriss is a nationally ranked advisor to firms in the financial services industry on mergers and acquisitions. AANB selected Baxter Fentriss as its financial advisor because Baxter Fentriss is an investment banking firm focusing on transactions involving community banks and thrifts and because of the firm's extensive experience and expertise in transactions similar to the Holding Company Merger. Baxter Fentriss is not affiliated with AANB or Ballston.

     In connection with rendering its opinion to AANB's Board of Directors, Baxter Fentriss performed a variety of financial analyses. In conducting its analyses and arriving at its opinion as expressed herein, Baxter Fentriss considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Ballston and AANB including interest income, interest expense, interest sensitivity, noninterest income, noninterest expense, earnings, book value, returns on assets and equity, and possible tax consequences resulting from the transaction; (ii) the business prospects of Ballston and AANB; (iii) the economies of Ballston's and AANB's respective market areas; and (iv) the nature and terms of certain other merger transactions that it believed to be relevant. Baxter Fentriss also considered its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, its knowledge of securities valuation generally, and its knowledge of merger transactions in the Washington DC metropolitan area and throughout the United States.

     In connection with rendering its opinion, Baxter Fentriss reviewed (i) the Agreement; (ii) drafts of this Proxy Statement/Prospectus; (iii) the Annual Reports to Stockholders, including the audited financial statements of Ballston for the fiscal years ended December 31, 1994, 1995 and 1996; (iv) the Annual Reports to Stockholders of AANB for the years ended December 31, 1994, 1995 and 1996; (v) pro-forma combined unaudited condensed balance sheets and statements of income as of March 31, 1997, and (vi) certain additional financial and operating information with respect to the business, operations and prospects of Ballston and AANB as it deemed appropriate. Baxter Fentriss also (a) held discussions with members of the senior management of Ballston and AANB regarding the historical and current business operation, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of AANB and compared them with those of certain publicly traded companies that it deemed to be relevant;
(c) compared the results of operations of Ballston and AANB with those of certain banking companies that it deemed to be relevant; (d) analyzed the pro-forma financial impact of the Holding Company Merger on AANB; and (e) conducted such other studies, analyses, inquiries and examinations as Baxter Fentriss deemed appropriate.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the consideration provided to the holders of Ballston Stock was to some extent a subjective one based on the experience and judgment of Baxter Fentriss and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors as summarized below, Baxter Fentriss believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Baxter Fentriss' view of the actual value of AANB or Ballston.

     In performing its analyses, Baxter Fentriss made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Ballston and AANB. The analyses performed by Baxter Fentriss are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. In rendering its opinion, Baxter Fentriss assumed that, in the course of obtaining the necessary regulatory approvals for the Holding Company Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Holding Company Merger, on a pro-forma basis, to AANB.

     The following is a summary of selected analyses performed by Baxter Fentriss in connection with its opinion.

     1. Comparative Analysis. Baxter Fentriss compared the price to earnings multiple, price to book multiple and price to assets multiple of the offer with 15 other comparable merger transactions in the Washington Metropolitan Area. The average pricing multiples for the comparables were price to earnings of 21.25 times, price to book of 2.15 times and price to assets of 20.05%, compared to Ballston's multiples of 19.39 times, 1.80 times and 20.10%, respectively. The comparative multiples included both bank and thrift sales during the last three years.

     2. Pro Forma Analysis. Baxter Fentriss evaluated the earnings, book value and market value of common stock of AANB and considered the pro-forma earnings, book value and potential long range impact on the market value of AANB Common Stock. Based on this analysis, Baxter Fentriss concluded the transaction should have a positive long-term impact on the AANB shares.

     3. Discounted Cash Flow Analysis. Baxter Fentriss determined a hypothetical return on investment using management's earnings projections at the time of negotiations. The analysis indicated a potential return on investment of 13.69%.

     Using publicly available information on AANB and Ballston and applying the capital guidelines of banking regulators, Baxter Fentriss' analysis indicated that the Holding Company Merger would not seriously dilute the capital and earnings capacity of AANB and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Baxter Fentriss considered the likely market overlap and the Federal Reserve guidelines with regard to market concentration and did not believe there to be an issue with regard to possible antitrust concerns.

     Baxter Fentriss has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Baxter Fentriss has assumed that all estimates, including those as to possible economies of scale, were reasonably prepared by management, and reflect their best current judgments. Baxter Fentriss did not make an independent appraisal of the assets or liabilities of either AANB or Ballston, and has not been furnished such an appraisal.

     No company or transaction used as a comparison in the above analysis is identical to Ballston, AANB or the Holding Company Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

     Baxter Fentriss will be paid (i) a merger fee equal to $80,000, $40,000 at the execution of the Agreement and $40,000 at closing of the transaction and
(ii) reasonable out-of-pocket expenses for its services. AANB has agreed to indemnify Baxter Fentriss against certain liabilities, including certain liabilities under federal securities laws.

Opinion of Ballston Financial Advisor

     Ballston retained Danielson Associates, Inc. ("Danielson Associates") to advise the Ballston Board as to its "fair" sale value and the fairness to its shareholders of the financial terms of the offer to acquire Ballston. Danielson Associates is regularly engaged in the valuation of banks, bank holding companies, and thrifts in the connection with mergers, acquisitions, and other securities transactions; and has knowledge of, and experience with, Virginia banking markets and banking organizations operating in those markets. Danielson Associates was selected by Ballston because of its knowledge of, experience with, and reputation in the financial services industry.

     In such capacity, Danielson Associates reviewed the Agreement with respect to the pricing and other terms and conditions of the Holding Company Merger, but the decision as to accepting the offer was ultimately made by the Ballston Board. Danielson Associates rendered its oral opinion to the Ballston Board, which it subsequently confirmed in writing, that as of the date of such opinion, the financial terms of AANB's offer were "fair" to Ballston and its shareholders. No limitations were imposed by the Ballston Board upon Danielson Associates with respect to the investigation made or procedures followed by it in arriving at its opinion.

     In arriving at its opinion, Danielson Associates (a) reviewed certain business and financial information relating to Ballston and AANB, including annual reports for the fiscal year ended December 31, 1996 and call report data from 1989 to 1996 including quarterly reports for 1997; (b) discussed the past and current operations, financial condition and prospects of Ballston with its senior executives; (c) analyzed the pro forma impact of the merger on AANB's earnings per share, capitalization, and financial ratios; (d) reviewed the reported prices and trading activity for the Ballston and the AANB Common Stock and compared them to similar bank holding companies; (e) reviewed and compared the financial terms, to the extent publicly available, with comparable transactions; (f) reviewed the Agreement and certain related documents; and (g) considered such other factors as were deemed appropriate.

     Danielson Associates did not obtain any independent appraisal of assets or liabilities of Ballston or AANB or their respective subsidiaries. Further, Danielson Associates did not independently verify the information provided by Ballston or AANB and assumed the accuracy and completeness of all such information.

     In arriving at its opinion, Danielson Associates performed a variety of financial analyses. Danielson Associates believes that its analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Danielson Associates' opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis and summary description.

     In its analyses, Danielson Associates made certain assumptions with respect to industry performance, business and economic conditions, and other matters, many of which were beyond Ballston's or AANB's control. Any estimates contained in Danielson Associates' analyses are not necessarily indicative of the future results of value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

     The following is a summary of selected analyses considered by Danielson Associates in connection with its opinion letter.

     Pro Forma Holding Company Merger Analyses. Danielson Associates analyzed the changes in the amount of earnings and book value represented by the receipt of about $13.9 million for all of the outstanding shares of Ballston Stock, half of which would be paid in cash and half in AANB's Common Stock. The analysis evaluated, among other things, possible dilution in earnings and capital per share for AANB Common Stock.

     Comparable Companies Analyses. Danielson Associates compared Ballston's
(a) tangible capital of 10.77% of assets as of December 31, 1996, (b) 1.68% of assets nonperforming as of December 31, 1996, and (c) net operating income of 1.71% of average assets for the trailing twelve month period ending December 31, 1996, with the medians for selected Virginia banks which Danielson Associates deemed comparable. These banks included The Bank of Alexandria, Community Bank of Northern Virginia, The Horizon Bank of Virginia, Rockingham Heritage Bank, Tysons Financial Corporation, Virginia Commerce, and Virginia Heartland Bank. Their medians were (a) tangible capital of 8.57% of assets, (b) 1.33% of assets nonperforming, and (c) net operating income of 1.51% of average assets.

     Danielson Associates also compared AANB's (a) stock price as of June 18, 1997 of 14.9 times earnings and 156% of book, (b) dividend yield based on trailing four quarters as of March 31, 1997 and stock price as of June 18, 1997 of 3.20%, (c) tangible capital as of March 31, 1997 of 11.40% of assets,
(d) nonperforming assets as of March 31, 1997 equal to 1.37% total assets,
(e) return on average assets during the trailing four quarters ended March 31, 1997, of 1.10% and (f) return on average equity during the same period of 10.58% with the medians for selected banks and bank holding companies that Danielson Associates deemed to be comparable to AANB. The selected institutions included Carrollton Bancorp, Central Virginia Bankshares,

Incorporated, Codorus Valley Bancorp, CommerceBank/Harrisburg N.A., First Leesport Bancorp, Inc., FNB Financial Services Corporation, Madison Bancshares Group, Ltd., Marathon Financial Corporation, Peoples Bank, Resource Bank, and Tysons Financial Corporation. The comparable medians were (a) stock price of
17.0 times earnings and 174% of book, (b) dividend yield of 1.71%, (c) tangible capital of 9.44% of assets, (d) .72% of assets not performing, (e) return on average assets of 1.05% and (f) return on average equity of 12.08%. Danielson Associates also compared other income, expense, and balance sheet information of such companies with similar information about AANB.

     Comparable Transaction Analysis. Danielson Associates compared the consideration to be paid in the merger to the latest twelve months earnings and equity capital of Ballston with earnings and capital multiples paid in acquisitions of MidAtlantic banks in 1996 and 1997 through the opinion date. The selected transactions included United Bankshares, Inc./First Patriot Bankshares, Sandy Spring Bancorp, Inc./Annapolis Bancshares Corporation, Fulton Financial/Peoples Bank of Elkton, Community Bankshares/County Bank of Chesterfield, Crestar Financial Corporation/Citizens Bancorp, First Virginia Banks, Inc./Premier Bankshares, F&M National Corp./Allegiance Banc Corp., MainStreet BankGroup Inc./First National Bank of Clifton Forge, Mercantile Bankshares Corporation/Home Bank, Union/King George State Bank, Mercantile Bankshares Corporation/Farmers Bank of Mardela Springs, Premier Bankshares Corp./Big Stone Gap B&T Co. and MainStreet BankGroup Incorporated/Hanover Bank. At the time Danielson Associates made its analysis, the consideration to be paid in the Holding Company Merger was 180% of Ballston's March 31, 1997 book value and 20.2 times Ballston's earnings for the trailing four quarters as of March 31, 1997. This compares to median multiples of 211% of book value and 18.9 times earnings for the comparable acquisitions.

     The transaction price was also compared to the prices paid for nineteen sales involving East Coast banks that had opened in 1985 or later. The median comparable deal prices in these transaction were 208% of book and 18.6 times earnings.

     Other Analysis. In addition to performing the analyses summarized above, Danielson Associates also considered the general market for bank and thrift mergers, the historical financial performance of Ballston and AANB, the deposit market shares of both banks, and the general economic conditions and prospects of those banks.

     No company or transaction used in this composite analysis is identical to Ballston and AANB. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involved complex considerations and judgements concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the company or companies to which they are being compared.

     The summary set forth above does not purport to be a complete description of the analyses and procedures performed by Danielson Associates in the course of arriving at its opinions. In payment for its services as the financial advisor to Ballston, Danielson Associates was paid the fee of $15,000.

     The full text of the opinion of Danielson Associates dated as of June 20, 1997, which sets forth assumptions made and matters considered, is attached hereto as Appendix D to this Proxy Statement/Prospectus. Ballston Stockholders are urged to read this opinion in its entirety. Danielson Associates' opinion is directed only to the consideration to be received by Ballston Stockholders in the Holding Company Merger and does not constitute a recommendation to any Ballston Stockholder as to how such stockholder should vote at the Ballston Meeting.

Conditions to the Holding Company Merger

     The Holding Company Merger will occur only if approved by the affirmative vote of the holders of a majority of the vote attributable to outstanding shares of the Ballston Stock, voting together as a single class, and only if the Agreement and Holding Company Merger are ratified and the Issuance is approved by the affirmative vote of the holders of a majority of the votes cast by AANB Stockholders at the AANB Meeting.

     The Holding Company Merger is also subject to certain other conditions, unless waived, to the extent waiver is permitted by the Agreement. Such conditions include (i) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part and the absence of a stop order suspending effectiveness or threat thereof; and (ii) the receipt of all necessary regulatory approvals, including any required approval of the Federal Reserve Board, the OCC and any other regulatory approval.

     The obligations of AANB to consummate the Holding Company Merger are subject to the satisfaction of certain conditions prior to the Effective Date, including the following: (a) the performance by Ballston and The Bank of Northern Virginia, in all respects, of all of their respective obligations required to be performed under the Agreement and the continued accuracy, as of the Effective Date, of certain representations and warranties made by Ballston and The Bank of Northern Virginia in the Agreement; (b) the receipt of commitments and undertakings from certain Stockholders of Ballston to the effect that they will abide by certain restrictions with respect to the disposition of the shares of AANB Common Stock to be received by them pursuant to the Holding Company Merger; (c) the receipt of an opinion from Duane, Morris & Heckscher LLP, counsel to Ballston and The Bank of Northern Virginia, as to certain corporate and legal matters; (d) AANB's receipt of an opinion from Hazel & Thomas, P.C. to the effect that the Holding Company Merger qualifies as a "reorganization" under Section 368 of the Code and as to certain federal income tax consequences of the Holding Company Merger; (e) the Nasdaq Stock Market shall have approved the AANB Stock to be issued in the Holding Company Merger for listing upon notice of issuance.

     The obligations of Ballston and The Bank of Northern Virginia to consummate the Holding Company Merger are subject to the satisfaction of certain conditions prior to the Effective Date, including the following: (a) the performance by AANB and Subsidiary, in all respects, of all of their respective obligations required to be performed under the Agreement; (b) the continued accuracy, as of the Effective Date, of certain representations and warranties made by AANB and Subsidiary in the Agreement; (c) receipt of an opinion from Hazel & Thomas, P.C., counsel to AANB and The Adams National Bank, as to certain corporate and legal matters; and (d) receipt of an opinion from Duane Morris & Heckscher LLP to the effect that the Holding Company Merger qualifies as a "reorganization" under Section 368 of the Code and as to certain material federal income tax consequences of the Holding Company Merger.

     Any of the conditions summarized above may be waived by the appropriate parties in their discretion.

Support Agreements and Undertakings

     The directors of Ballston have signed an agreement to support and vote the shares of Ballston Stock owned by or controlled by them in favor of approval and adoption of the Agreement and the Holding Company Merger. Such persons have also agreed to abide by all limitations imposed by Rule 145 of the General Rules and Regulations under the Securities Act with respect to the sale or other disposition of the shares of AANB Common Stock to be received by them pursuant to the Holding Company Merger.

Certain Federal Income Tax Consequences

     The obligation of AANB and the obligation of Ballston to consummate the Holding Company Merger are subject to the receipt by each of an opinion from its counsel (in the case of Ballston, Duane, Morris & Heckscher LLP, and, in the case of AANB, Hazel & Thomas, P.C.) with respect to the federal income tax consequences of the Holding Company Merger.

     The following discussions are based upon the opinions of Duane, Morris & Heckscher LLP, counsel for Ballston and The Bank of Northern Virginia and of Hazel & Thomas, P.C., Counsel for AANB and Subsidiary. The discussions are based upon the Code, Treasury Regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change, and any such change could affect the continuing validity of the discussion. The discussions do not address the tax consequences that may be relevant to a particular stockholder subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons and Stockholders who acquired Ballston Stock pursuant to the exercise of options or otherwise as compensation, nor any consequences arising under the laws of any state, locality or foreign jurisdiction. Holders of Ballston Stock are urged to consult their own tax advisors as to the particular tax consequences of the Holding Company Merger to them, including the effect of state and local taxes.

     Ballston Tax Opinion. Ballston expects to receive an opinion of Duane, Morris & Heckscher LLP to the effect that for federal income tax purposes: (i) the Holding Company Merger will qualify as a "reorganization" under Section 368(a) of the Code; (ii) no gain or loss will be recognized by a Ballston Stockholder upon the exchange of Ballston Stock solely for AANB Common Stock;
(iii) any gain realized by a Ballston Stockholder who receives AANB Common Stock and cash (excluding any cash received in lieu of a fractional share of AANB Common Stock) in exchange for Ballston Stock pursuant to the Holding Company Merger will be recognized in an amount not in excess of the amount of the cash received (excluding any cash received in lieu of a fractional share of AANB Common Stock), that gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized; (iv) the basis of the AANB Common Stock received by a Ballston Stockholder pursuant to the Holding Company Merger (including any fractional share of AANB Common Stock to which that shareholder may be entitled) will be the same as the basis of the Ballston Stock exchanged therefor, decreased by the amount of cash received, if any (excluding any cash received in lieu of a fractional share of AANB Common Stock), and increased by the amount of gain, if any, recognized on the exchange; (v) the holding period of the AANB Common Stock received by a Ballston Stockholder pursuant to the Holding Company Merger (including any fractional share of AANB Common Stock to which that shareholder may be entitled) will include the holding period of the Ballston Stock exchanged therefor, provided the Ballston Stock is held as a capital asset by the shareholder at the Effective Time of the Holding Company Merger; (vi) a Ballston Stockholder who receives cash in lieu of a fractional share of AANB Common Stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder; (vii) cash received by a Ballston Stockholder who has elected pursuant to a Cash Election, as defined in the Agreement, to receive only cash and has received only cash will be treated as a distribution in redemption of the Ballston Stock held by that shareholder, subject to the provisions and limitations of Section 302 of the Code; and (viii) cash received by a Ballston Stockholder who has perfected Dissenters' Rights as to his or her Ballston Stock will be treated as a distribution in redemption of such shares, subject to the provisions and limitations of Section 302 of the Code. The opinion may be based on assumptions, representations made by officers of AANB and Ballston to Duane, Morris & Heckscher LLP and may contain qualifications appropriate to its subject matter.

     The discussion below summarizes certain conclusions reached in the opinion of Duane, Morris & Heckscher LLP and contains certain additional information. No rulings have been requested from the Internal Revenue Service as to the federal income tax consequences of the Holding Company Merger. In addition, the opinion of counsel is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more positions reflected in such opinion or that such positions will be upheld by the courts if challenged by the Internal Revenue Service.

     Holders of Ballston Stock - General. As discussed below, the federal income tax consequences of the Holding Company Merger to a Ballston Stockholder depend on whether the stockholder receives cash or AANB Common Stock or some combination thereof for his or her Ballston Stock and may further depend on whether all Ballston Stock actually and constructively owned by him or her are exchanged only for cash, only for AANB Common Stock, or for some combination thereof. For purposes of determining whether all Ballston Stock actually and constructively owned by a Ballston Stockholder are so exchanged, the stockholder must take into account not only the Ballston Stock owned by the stockholder (including shares owned by him or her and held on his or her behalf by brokerage firms, banks or other agents), but also Ballston Stock the stockholder is treated as owning for federal income tax purposes, such as those owned by a related individual or entity as described below under "Constructive Ownership."

     Only AANB Common Stock Received. A Ballston Stockholder who receives only shares of AANB Common Stock (and cash in lieu of a fractional share of AANB Common Stock) on the conversion of his or her Ballston Stock will recognize no gain or loss (except as discussed below in connection with any cash received in lieu of a fractional share of AANB Common Stock). The tax basis of the shares of AANB Common Stock received upon the conversion will be the same as the tax basis of the Ballston Stock converted in the Holding Company Merger (except as reduced by the portion of the basis attributable to any fractional share redeemed for cash). If the Ballston Stock was held as a capital asset, the holding period of the shares of AANB Common Stock received will include the holding period of the Ballston Stock converted. If a holder of Ballston Stock receives only shares of AANB Common Stock and cash in lieu of a fractional share of AANB Common Stock in the Holding Company Merger, such cash amounts will be treated as received in exchange for the fractional share and not as a dividend. Gain or loss recognized as a result of that exchange will be equal to the cash amount received for the fractional share reduced by the proportion of the holder's tax basis in Ballston Stock converted and allocable to the fractional share of the AANB Common Stock and will be capital gain or loss if the fractional share would have been a capital asset in the hands of the Ballston Stockholder.

     Only Cash Received. Except as described below, a Ballston Stockholder who receives in the Holding Company Merger solely cash on the conversion of Ballston Stock or who exercises Dissenters' Rights and receives solely cash will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of Ballston Stock converted.

     If, after the receipt of cash, a holder of Ballston Stock has completely terminated his or her actual and constructive interest (see below for a discussion of constructive ownership) in both Ballston and AANB (and any affiliate of Ballston and AANB) within the meaning of Section 302(b)(3) of the Code, then any gain or loss recognized on the conversion of Ballston Stock into cash will be treated as capital gain or loss if the Ballston Stock was held as a capital asset. If a Ballston Stockholder does not completely terminate his or her interest in Ballston or AANB within the meaning of Section 302(b)(3), the cash received on the conversion may be treated as ordinary income from a dividend, unless the holder qualifies for capital gain or loss treatment under the "80% test" (described below) of Section 302(b)(2) of the Code, or unless other exceptions from dividend treatment contained in Section 302 of the Code are available, based upon the facts and circumstances of the particular case.

     Under the 80% test of Section 302(b)(2), gain recognized by a Ballston Stockholder on conversion of his or her Ballston Stock in the Holding Company Merger will not be treated as ordinary income from a dividend if, immediately after the Holding Company Merger, the stockholder's percentage ownership (determined in accordance with the constructive ownership rules discussed below) of shares of AANB Common Stock outstanding immediately after the Holding Company Merger is less than 80% of such stockholder's percentage ownership of the total number of shares of AANB Common Stock which would have been outstanding if all holders of Ballston Stock had received solely AANB Common Stock in the Holding Company Merger. Gain or loss recognized by a holder of Ballston Stock who satisfies the 80% test will be capital gain or loss if the Ballston Stock was held as a capital asset.

     Shares of AANB Common Stock and Cash Received. A Ballston Stockholder who, as a result of prorations or allocations resulting from limitations on cash (see "Proposed Holding Company Merger of Ballston and Subsidiary - Manner of Exchange") or as a result of a partial Cash Election receives both shares of AANB Common Stock and cash on conversion of Ballston Stock he or she owns, will not recognize loss (except in connection with any cash received in lieu of a fractional share of AANB Common Stock). However, under Section 356(a)(1) of the Code, the stockholder will recognize gain (measured by the sum of the fair market value of the shares of AANB Common Stock received plus the amount of any cash received minus the tax basis of Ballston Stock converted), if any, but only to the extent of the amount of any cash received.

     Any recognized gain will be treated either as capital gain (if the Ballston Stock was held as a capital asset) or as a dividend. Under Section 356(a)(2) of the Code and Internal Revenue Service guidelines, the standards of Section 302, particularly the 80% test described above and the constructive ownership rules discussed below, apply for purposes of determining the tax treatment of such gain.

     A Ballston Stockholder who makes a Cash Election but who receives both cash and shares of AANB Common Stock due to the proration or allocation provisions being implemented (see "Proposed Holding Company Merger of Ballston and Subsidiary - Manner of Exchange") or a Ballston Stockholder who makes a partial Cash Election and receives both cash and shares of AANB Common Stock will not have undergone a complete termination of interest under Section 302(b)(3) of the Code. Additionally, a holder of Ballston Stock who fails to make a joint Cash Election covering all Ballston Stock considered to be constructively owned (as discussed below) may receive both shares of AANB Common Stock and cash with respect to Ballston Stock he or she owns both actually and constructively and, consequently, will not have undergone a complete termination of interest under
Section 302(b)(3) of the Code. However, if such Ballston Stockholders qualify under the 80% test described above, they will avoid dividend treatment for the cash received. In addition, even if a holder of Ballston Stock fails to meet the 80% test described above, other exceptions from dividend treatment contained in
Section 302 of the Code may be available depending on the facts and circumstances of the particular case.

     The tax basis of the shares of AANB Common Stock received will be the same as the tax basis of the Ballston Stock converted, decreased by the basis of any fractional share interest for which cash is received in the Holding Company Merger, and further decreased by the amount of cash received (other than cash received for a fractional share interest), and increased by the amount of gain recognized on the conversion (including any portion that is treated as a dividend). The holding period of the shares of AANB Common Stock received will include the holding period of the Ballston Stock converted, if the Ballston Stock was held as a capital asset.

     Constructive Ownership. The rules of Section 318 of the Code apply for purposes of determining constructive ownership of Ballston Stock or AANB Common Stock. Under Section 318 of the Code, a shareholder is, for example, considered to own shares that are directly or indirectly owned by certain members of his or her family or by certain related entities and is also considered to own shares with respect to which he or she holds exercisable options. The constructive ownership rules are important in determining whether the tests contained in
Section 302 of the Code are met regarding whether amounts received by a Ballston Stockholder as a result of the Holding Company Merger qualify for capital gain or dividend treatment.

     EACH BALLSTON STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

     AANB Tax Opinion. The discussion below summarizes certain conclusions reached in the opinion of Hazel & Thomas, P.C. No rulings have been requested from the Internal Revenue Service as to the federal income tax consequences of the Holding Company Merger. In addition, the opinion of counsel is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more positions reflected in such opinion or that such positions will be upheld by the courts if challenged by the Internal Revenue Service.

     AANB expects to receive an opinion of Hazel & Thomas P.C. to the effect that, for federal income tax purposes, the Holding Company Merger will qualify as a "reorganization" under Section 368(a) of the Code, and no taxable gain will be recognized by AANB, Subsidiary or Ballston in the Holding Company Merger
(i) upon the transfer of Ballston's assets to Subsidiary in exchange for AANB Common Stock and cash and the assumption of Ballston's liabilities or (ii) upon distribution of AANB Common Stock and cash to the Ballston Stockholders. The opinion may be based on assumptions, representations made by officers of AANB and Ballston to Hazel & Thomas, P.C. and may contain qualifications appropriate to its subject matter.

Accounting Treatment

     It is expected that the Holding Company Merger will be treated by AANB as a purchase for accounting purposes and all of the assets and liabilities of Ballston will be recorded in AANB's consolidated financial statements at their fair value at the Effective Date. The amount, if any, by which the purchase price paid by AANB exceeds the fair value of the assets acquired through the Holding Company Merger will be recorded as goodwill on the books of AANB. AANB's consolidated financial statements will include the operations of Ballston after the Effective Date. The unaudited pro forma financial information included in the Proxy Statement/Prospectus reflects the Holding Company Merger using the purchase method of accounting. See "Summary -- Comparative Per Share Data" and "Pro Forma Combined Financial Statements (unaudited)."

Regulatory Approvals

     Office of the Comptroller of the Currency. The Bank Merger is subject to prior approval of the Office of the Comptroller of the Currency ("OCC") as an interstate bank-to-bank merger under Section 44 of the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 (the "Interstate Act") and under the Bank Merger Act, and may not be consummated before the 30th day (subject to reduction to 15 days if the OCC has not received any adverse comments from the United States Attorney General (the "USAG") relating to competitive factors of the Bank Merger, and the USAG consents to a shorter waiting period) following such approval. The OCC cannot approve the Bank Merger if it would result in a monopoly, or it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Nor may the OCC approve the Bank Merger if the effect of the Bank Merger in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or in any other manner would be in restraint of trade, unless the OCC finds that the anti-competitive effects of the proposed Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. Nor may the OCC approve the Bank Merger if the resulting bank upon consummation of the Bank Merger would control more than 10% of the total amount of deposits of insured depository institutions in the United States. In considering approval, the OCC must also take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

     The Bank Merger Act provides for the publication of notice and public comment on the application for the OCC's approval of the Bank Merger and authorizes the OCC to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Bank Merger and the Holding Company Merger.

     Federal Reserve Board. The Bank Holding Company Act of 1956, as amended (the "BHC Act") also allows the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") to require its approval of the Holding Company Merger. However, in a transaction such as the Holding Company Merger, Federal Reserve Board regulations waive the requirement of Federal Reserve Board approval as long as written notice of the Holding Company Merger, a description of the Holding Company Merger, and a copy of the application to the OCC for approval is provided to the Federal Reserve Board and it does not within the 10 day period prescribed in such regulations require application for Federal Reserve Board approval.

     Virginia Bureau of Financial Institutions. In addition, the Holding Company Merger is subject to the approval or other action of the Bureau of Financial Institutions ("BFI") of the State Corporation Commission of the Commonwealth of Virginia (the "SCC").

     The Interstate Act also requires compliance with any filing requirements of Virginia. Virginia law requires that the SCC be provided with a copy of the application to the OCC for approval, that the statutory provisions concerning mergers of a Virginia corporation be complied with, and that the resulting bank qualifies as a foreign corporation in Virginia.

     Status of Regulatory Approvals and Other Information. AANB, Ballston and The Bank of Northern Virginia have filed (or will file) all applications and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of governmental authorities.

     The Agreement provides that the obligation of each of AANB and Ballston to consummate the Holding Company Merger is conditioned upon the receipt of all requisite regulatory approvals, including the approval of the Federal Reserve Board. There can be no assurance that the Federal Reserve Board, the OCC, the BFI or any other governmental agency will approve or take any other required action with respect to the Holding Company Merger and, if approvals are received or action is taken, there can be no assurance as to the date(s) thereof, that such approvals or actions will not be conditioned upon matters that would cause the parties to abandon the Holding Company Merger or that no action will be brought challenging such approvals or actions, including a challenge by the USAG, or if such a challenge is made, the result thereof.

     AANB and Ballston are not aware of any governmental approvals or actions that may be required for consummation of the Holding Company Merger other than as described above. Should any other approval or action be required, it would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained and would not be conditioned in a manner that would cause the parties to abandon the Holding Company Merger.

     See "--Effective Date of the Holding Company Merger; Termination" and "--Conditions to the Holding Company Merger."

Federal Securities Law Consequences

     All AANB Common Stock issued in connection with the Holding Company Merger will be freely transferable, except that any AANB Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Ballston or AANB prior to the Holding Company Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to persons who are or become affiliates of Ballston, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of AANB, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Ballston or AANB generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

     Affiliates may not sell their shares of AANB Common Stock acquired in connection with the Holding Company Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who become affiliated with AANB) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Date an affiliate (together with certain related persons) would be entitled to sell shares of AANB Common Stock acquired in connection with the Holding Company Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of AANB Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only remain available, however, to affiliates if AANB remained current in its informational filings with the Commission under the Exchange Act. One year after the Effective Date, an affiliate would be able to sell such AANB Common Stock without such manner of sale or volume limitations provided that AANB was current with its Exchange Act informational filings and such affiliate was not then an affiliate of AANB. Two years after the Effective Date, an affiliate would be able to sell such shares of

AANB Common Stock without any restrictions so long as such affiliate had not been an affiliate of AANB for at least three months prior thereto.

Certain Differences in Rights of Stockholders of Ballston and AANB

     AANB is incorporated in the State of Delaware and the rights of AANB Stockholders are governed by Delaware law and AANB's Certificate of Incorporation and By-Laws. Ballston is incorporated in the State of Delaware and the rights of Ballston Stockholders currently are governed by Delaware law and Ballston's Certificate of Incorporation and By-Laws. Upon consummation of the Holding Company Merger, certain of Ballston Stockholders who receive Stock Consideration will become AANB Stockholders and their rights will be governed by Delaware law and AANB's Certificate of Incorporation and By-Laws. The material differences between the rights of AANB Stockholders and Ballston Stockholders are summarized below.

     Special Meetings. AANB's Bylaws permit special meetings to be called by the Board of Directors, the Chairman of the Board or upon the request in writing of the holders of at least one-fifth of the shares of the corporation's issued and outstanding stock and entitled to vote.

     Ballston's Bylaws provide that a special meeting may be called at any time by the Board of Directors, the Chairman of the Board of Directors, or, if there is none, by the President, or by the holders of not less than one-half of all the shares entitled to vote at such meeting.

     Directors. The AANB Bylaws provide that each director shall, during the full term of his directorship, own capital stock of AANB equal to or greater than one of the following: (i) $1,000 of aggregate par value; (ii) $1,000 of aggregate fair market value; or (iii) $1,000 of aggregate shareholders' equity. In addition, no person shall be eligible to become a director after he shall have attained the age of 72. No similar provisions are contained in the Ballston Bylaws.

     Indemnification. The Articles and Bylaws of AANB and Ballston generally authorize indemnification to the fullest extent permitted by the Delaware General Corporation Law; however, the Delaware General Corporation Law provides that no indemnification shall be made for expenses in defense or in connection with settlement of an action as to which an indemnified person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The Ballston Bylaws narrow the exception to instances in which the director or officer seeking indemnification has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation.

     Rights Agreement. Pursuant to a Rights Agreement dated as of April 12, 1994 and amended as of April 20, 1995 (the "Rights Agreement"), Stockholders of record of AANB on April 25, 1994 received a dividend consisting of a common share purchase right which entitles each holder to purchase from AANB one share of Common Stock at a price of $20.11 per share, subject to adjustment, under certain circumstances (a "Right"). The Rights Agreement also provides for the issuance of one Right with respect to each share of AANB Common Stock that shall become outstanding between April 25, 1994 and the earliest of the Distribution Date (defined below), the date the Rights are redeemed by AANB in accordance with the Rights Agreement, and the Final Expiration Date (defined below). See "Description of AANB Common Stock--Common Stock Purchase Rights; Shareholder Rights Plan."

Rights of Dissenting Stockholders

     Under Section 262 of the Delaware General Corporation Law (the "DGCL"), a copy of which is included as Appendix B to this Proxy Statement/Prospectus, each holder of Ballston Stock will be entitled to dissent and demand an appraisal of the "fair value" of Ballston Stock held thereby if, prior to the vote at the Ballston Meeting, such Ballston Stockholder files with Ballston a written demand for appraisal. Within ten days after the Effective Date of the Holding Company Merger, AANB shall notify each Ballston Stockholder exercising appraisal rights in compliance with Section 262 of the DGCL of the date that the Holding Company Merger has become effective. At any time within 60 days after the Effective Date, any stockholder shall have the right to withdraw demand for appraisal and to accept the terms offered upon the Holding Company Merger. A written demand for appraisal should be sent to Ballston at 1667 K Street, N.W., Suite 700, Washington, D.C. 20006, Attn: Brian D. Alprin, Secretary. Any Ballston Stockholder who fails to comply with the requirements described above will be bound by the terms of the Holding Company Merger.

     Within 120 days after the Effective Date, AANB or any Ballston Stockholder who has perfected appraisal rights in accordance with Section 262 of the DGCL, may file a petition with the Delaware Court of Chancery (the "Court") demanding a determination of the value of the stock of all such Stockholders. If no petition is filed within such time, the dissenting Stockholders' appraisal rights shall terminate. At the hearing on such petition, the Court shall determine the Ballston Stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court may require that the Stockholders submit their certificates of stock, if any, to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     After determining the Stockholders entitled to an appraisal, the Court shall appraise the shares as to their fair value. In determining their fair value, the Court shall take into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Holding Company Merger. The Court shall direct the payment of the fair value of the shares, together with interest, if any, by AANB to the Stockholders entitled to such payment. The costs of the proceedings may be determined by the Court and assessed against either AANB or the Stockholders, or both. The value determined by the Court may be the same as, more than, or less than the Exchange Price to be paid pursuant to the Agreement.

     The foregoing summary of the rights of Stockholders requesting appraisal contains material information relating to the exercise of appraisal rights but does not purport to be a complete statement of the procedures to be followed by Ballston Stockholders desiring to exercise their rights requesting appraisal. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of Section 262 of the DGCL. Each Ballston Stockholder desiring to exercise appraisal rights should refer to Section 262 of the DGCL for a complete statement of the stockholder's rights and the steps which must be followed in connection with the exercise of those rights.

     Holders of shares of AANB Common Stock will not be entitled to assert dissenters' or appraisal rights in connection with the Holding Company Merger or their vote in connection with the Issuance.

     For further information relating to the exercise of appraisal rights, see Appendix B to this Proxy Statement/Prospectus.

              DESCRIPTION OF ABIGAIL ADAMS NATIONAL BANCORP, INC.

General

     Abigail Adams National Bancorp, Inc. ("AANB") is a bank holding company which conducts business through its wholly-owned bank subsidiary, The Adams National Bank. The Adams National Bank serves the nation's capital through four full-service offices located in Washington. The Adams National Bank's newest branch opened in October of 1996 and a fifth branch is expected to open in the fourth quarter of 1997. At December 31, 1996, AANB had consolidated assets of $112,162,000, deposits of $95,155,000 stockholders' equity of $13,140,000 and reported net income of $1,127,000 for the fiscal year ended December 31, 1996. At June 30, 1997, AANB had consolidated assets of $120,859,000, deposits of $103,562,000 and stockholders' equity of $13,329,000, and reported net income of $486,000 for the six months ended June 30, 1997. The Adams National Bank exceeds all regulatory capital requirements. See "--Supervision and Regulation."

     Founded in 1977, The Adams National Bank was the first federally-chartered bank in the United States to be owned and managed by women. Originally named The Women's National Bank, the bank changed its name in 1986 to alter the perception that The Adams National Bank existed exclusively to serve the needs of women. Based on assets and deposits, The Adams National Bank is the largest women-controlled bank in the United States.

Market Area

     The Adams National Bank draws most of its customer deposits and conducts most of its lending activities from and within the Washington metropolitan region, including suburban Virginia and Maryland. The nation's capital attracts a significant number of businesses of all sizes, professional corporations and national nonprofit organizations. The Adams National Bank actively solicits banking relationships with these firms and organizations, as well as their professional staff, and with the significant population of high net worth individuals who live and work in the region.

     AANB seeks to identify acquisitions in neighboring markets in Virginia and Maryland. These areas are experiencing accelerating commercial growth, especially in the areas of women owned and high technology businesses. Management expects that a strategic acquisition in such markets would contribute to the overall growth of AANB.

Services of The Adams National Bank

     The Adams National Bank offers a full range of banking services to its customers. While providing financial services to a wide-ranging customer base, including high net worth individuals, Fortune 100 corporations, small to medium-sized businesses and nonprofit and other organizations, The Adams National Bank remains committed to assisting women and minority business owners with access to credit.

     The following types of services are offered by The Adams National Bank:

     Commercial Services

     . Loans, including working capital loans and lines of credit, a wide range of demand, term and time loans, and loans for real estate land acquisition, development and construction, equipment, inventory and accounts receivable financing.

     .    Cash management, including automatic overnight investment of funds.

     .    Collateralized repurchase agreements.

     .    Investments, including certificates of deposit.

     .    Direct deposit of payroll.

     .    Letters of credit.

     .    ExecuBanc Business Banking, a computer accessed banking service.

     Retail Services

     .    Transaction accounts, including checking and NOW accounts.

     .    Money market accounts.

     .    Overdraft checking.

     .    Certificates of deposit.

     .    Individual retirement accounts and Keogh accounts.

     .    Installment and home equity loans.

     .    Residential construction and first mortgage loans.

     .    Direct deposit.

     . 24-hour automated teller machines ("ATMs") with access to the MOST(R) and CIRRUS(R) systems.

     .    24-hour telephone banking.

     .    VISA(R) credit card services.

     . Traveler's checks, money orders, cashier's checks and safe deposit boxes.

     .    Custodial services.

     Commercial and consumer loans are made to corporations, partnerships and individuals, primarily on a secured basis. Commercial lending focuses on business, capital, renovation, inventory and real estate loans. Consumer lending focuses on automobile, home equity and personal loans made on a direct, secured basis. Real estate loans are originated for both commercial and consumer purposes.

     As technological developments continue to become available to all banks, large and small, The Adams National Bank has also enhanced its delivery systems and reached beyond its branch network to access customers on a cost-effective basis through technological means. The Adams National Bank has developed its own electronic site (home page) on the Internet (World Wide Web). Management believes that use of electronic media such as the Internet will allow The Adams National Bank to further enhance its image in its target market and identify future prospects for electronic and home banking services. In 1997, it will offer customers the ability to pay certain bills by personal computer. The Adams National Bank also offers its retail customers 24-hour banking by means of an interactive voice response system activated by a touch tone phone which enables customers to access account information and transfer funds. The Adams National Bank also maintains an integrated PC-based server network system that provides immediate interaction among all operating functions of The Adams National Bank, thereby enhancing internal communications and customer service.

     The Adams National Bank contracts with an outside firm to provide data processing and back room operations. The state-of-the-art resources provided by this firm, in conjunction with The Adams National Bank's internal data management system, enable The Adams National Bank to provide a high level of customer service while effectively managing its growth. The Adams National Bank has reviewed the data processing systems provided by its outside data processor as well as the computer applications which are used in-house and has determined that The Adams National Bank's data processing will not be materially impacted by any date-sensitive calculations related to the year 2000. The Adams National Bank's contract with its outside data processor is scheduled to expire in the second quarter of 1998. While The Adams National Bank is presently considering renewal options as well as other state-of-the-art data processing alternatives, The Adams National Bank will only consider data processing systems which can appropriately recognize this date-sensitive information.

Strategy

     AANB's strategy is to provide a high level of personalized service and quality products to customers within the community it serves, through its experienced staff. In addition, AANB seeks to diversify both its market area and asset base while increasing profitability through acquisitions and expansion. Management believes that it possesses substantial expertise in lending to groups traditionally under served by the banking industry and that these capabilities could be leveraged by making strategic acquisitions in the neighboring markets of Maryland and Virginia.

     Although AANB continues to explore acquisition opportunities in Washington and suburban Maryland and Virginia, no banks other than The Bank of Northern Virginia have been identified as probable merger or acquisition candidates. It is expected that additional discussions will take place in the future as opportunities are presented. However, no assurance can be given that any such merger or acquisition candidates will be identified or that any merger or acquisition will be consummated.

     The Company also considers establishing branches as a means of expanding its presence in current or new market areas and is presently reviewing potential locations in Washington and suburban Maryland and Virginia. In January 1997, AANB signed a lease to open a fifth branch in Washington. AANB will also consider the expansion into other lines of business closely related to banking if it believes these lines could be profitable without undue risk to AANB and if AANB can be competitive. No specific lines of business are under consideration at this time.

     In 1992, AANB initiated a strategy to expand through acquisition by purchasing from the FDIC and the Resolution Trust Corporation insured deposits and certain performing loans of financial institutions which were placed into receivership in the Washington metropolitan region. The Company was the successful bidder on three such purchases, one in each of 1992, 1993 and 1994. In 1992, AANB purchased insured deposits and certain performing loans from the FDIC, for a premium of $1,000. In addition, AANB was entitled to any future recoveries received on loans charged off prior to the bid date for the sale of the loans. As of both December 31, 1996 and June 30, 1997, $152,000 in recoveries on such loans have been received. AANB also purchased certain performing loans from the FDIC at discounted prices of 96.2% and 96.9% of the outstanding loan amounts in 1993 and 1994, respectively.

Lending Activities

     The Adams National Bank provides a range of commercial and retail lending services to individuals, small to medium-sized businesses, professional corporations, nonprofits and other organizations. These services include, but are not limited to, commercial business loans, commercial and residential real estate loans, renovation and mortgage loans, loan participations, consumer loans, revolving lines of credit and letters of credit. Consumer lending focuses on automobile, home equity and personal loans made on a direct, secured basis. Real estate loans are originated for both commercial and consumer purposes. As of December 31, 1996 and June 30, 1997, approximately 74% and 78%, respectively, of The Adams National Bank's total loan portfolio was comprised of loans with interest rates which either float or generally adjust on an annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of AANB -- Analysis of Loans."

     The Adams National Bank aggressively markets its services to qualified lending customers in both the commercial and consumer sectors, including small businesses and nonprofit organizations. The Adams National Bank offers SBA-guaranteed loans which provide better terms and more flexible repayment schedules than conventional financing. Management believes that making such loans helps the local community and provides The Adams National Bank with attractive returns with minimal risk, as the majority of each loan is guaranteed by the SBA, and solid future lending relationships as such businesses grow and prosper. As lending requirements of small businesses grow to exceed The Adams National Bank's lending limit, The Adams National Bank has the ability to sell participations in these larger loans to other financial institutions. The Adams National Bank believes that such participations will help to preserve lending relationships while providing a high level of customer service. As of December 31, 1996 and June 30, 1997, commercial and real estate SBA loans totaled $3,134,000 and $3,012,000, respectively.

     The Adams National Bank provides financing to nonprofit organizations for construction and renovation of local headquarters offices and other facilities, working capital lines of credit and equipment financing. Current nonprofit customers of The Adams National Bank include organizations which focus on issues relating to children's rights, minority rights and healthcare as well as historic landmarks. At December 31, 1996 and June 30, 1997, commercial and real estate loans to these customers totaled $1,497,000 and $3,328,000, respectively.

     Commercial and real estate lending is performed by The Adams National Bank's Lending Division, which is comprised of five loan officers and a credit analyst. The Treasury Division includes a Loan Operations staff of three, responsible for preparing loan documents, recording and processing new loans and loan payments, ensuring compliance with regulatory requirements, and working with the Lending Division, in order to ensure the timely receipt of all initial and ongoing loan documentation and the prompt reporting of any exceptions. Credit analysis on loans is performed by either individual loan officers or the credit analyst, using a sophisticated credit analysis computer program, which provides not only the flexibility necessary to analyze loans but also the structure necessary to ensure that all documentation requirements are appropriately met.

     Policies and procedures have been established by The Adams National Bank to promote safe and sound lending. Loan officers have individual lending authorities established based on both their seniority and experience. Loans in excess of individual officers' lending limits are presented to the Officers' Loan Committee ("OLC"), which meets weekly, and is comprised of all loan officers and the President of The Adams National Bank. While a maximum of three loan officers may pool their loan authorities to approve a loan, most loans over $100,000 are brought to the OLC. The OLC has authority to approve unsecured loans up to $250,000 and secured loans up to $400,000. Loans over $250,000 on an unsecured basis and over $400,000 on a secured basis are brought to the Executive Loan Committee ("ELC"), which meets approximately twice per month. The ELC is comprised of two outside directors and the President of the Bank. In addition to approving new loans, this Committee approves the restructuring of loans it originally approved, reviews past due loans and approves charge-offs.

     Commercial Lending

     The Adams National Bank provides a wide range of commercial business loans, including lines of credit for working capital purposes and term loans for the acquisition of equipment and other purposes. In most cases, The Adams National Bank has collateralized these loans and/or taken personal guarantees to help assure repayment. Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. Terms of commercial business loans generally range from three months to five years. These loans often require that borrowers maintain certain levels of deposits with The Adams National Bank as compensating balances. Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with residential, commercial and multi-family real estate lending. Although commercial business loans are often collateralized by real estate, equipment, inventory, accounts receivable or other business assets, the liquidation of collateral in the event of a borrower default is often not a sufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things. The primary repayment risk for commercial loans is the failure of the business due to economic or financial factors. As of December 31, 1996 and June 30, 1997, commercial loans totaled $39,419,000 and $39,671,000, respectively.

     Real Estate Lending

     At December 31, 1996 and June 30, 1997, The Adams National Bank's real estate loan portfolio consisted of commercial real estate mortgages totaling $24,840,000 and $34,235,000, respectively, and residential real estate mortgages totaling $2,631,000 and $2,940,000, respectively. The majority of these loans are amortizing variable rate or annually repricing mortgage loans with a maximum maturity of five years.

     The majority of the $4,140,000 in loans classified as construction and land development loans at December 31, 1996 in the Consolidated Financial Statements are primarily for renovation of commercial properties. The majority of the $5,504,000 in loans classified as construction and land development loans in the Unaudited Consolidated Financial Statements at June 30, 1997, are primarily for construction and renovation of commercial and residential properties. Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Multi-family and commercial real estate lending entails significant additional risks as compared to one- to four-family residential lending. For example, such loans typically involve large loans to single borrowers or related borrowers, the payment experience on such loans is typically dependent on the successful operation of the project, and these risks can be significantly affected by the supply and demand conditions in the market for commercial property and multi-family residential units. To minimize these risks, The Adams National Bank limits the aggregate amount of outstanding construction loans, and generally makes such loans only in its market area and to borrowers with which it has substantial experience or who are otherwise well known to The Adams National Bank. It is The Adams National Bank's current practice to obtain personal guarantees and current financial statements from all principals obtaining commercial real estate loans. The Adams National Bank also obtains appraisals on each property in accordance with applicable regulations.

     Consumer Lending

     The Adams National Bank's consumer lending includes loans for motor vehicles, home improvement, home equity and small personal credit lines. Consumer loans generally involve more risk than first mortgage residential and commercial real estate loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered. In underwriting consumer loans, The Adams National Bank considers the borrower's credit history, an analysis of the borrower's income, expenses and ability to repay the loan and the value of the collateral.

     During 1994, The Adams National Bank entered the credit card market by issuing its own VISA(R) card at competitive rates and with no annual fee. The credit card is offered to both new and existing customers as well as corporate accounts, and provides various cardmember benefits, including frequent flyer miles. Through its credit card services, The Adams National Bank hopes to increase profits and augment its cross-selling opportunities by increasing its marketing base. As of December 31, 1996 and June 30, 1997, consumer loans totaled $2,203,000 and $2,579,000, respectively.

Competition

     The Adams National Bank faces strong competition among financial institutions in Washington, Northern Virginia and suburban Maryland for both deposits and loans. Principal competitors include other community commercial banks and larger financial institutions with branches in The Adams National Bank's service area. Intense competition is expected to continue as bank mergers and acquisitions of smaller banks by larger institutions in the Washington, D.C., metropolitan region may be expected to continue for the foreseeable future.

     The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. The Adams National Bank faces competition for deposits and loans throughout its market areas not only from local institutions but also from out-of-state financial intermediaries which have opened loan production offices or which solicit deposits in its market areas. Many of the financial intermediaries operating in The Adams National Bank's market areas offer certain services, such as trust, investment and international banking services, which The Adams National Bank does not offer. Additionally, banks with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers.

     In order to compete with other financial services providers, The Adams National Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. In those instances where The Adams National Bank is unable to accommodate a customer's needs, The Adams National Bank will arrange for those services to be provided by its correspondents.

Employees

     At June 30, 1997, AANB employed 43 people, 42 on a full time and one on a part time basis. The employees are not represented by a union and management believes that its relations with its employees are good.

Supervision and Regulation

     Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by The Adams National Bank on its deposits and its other borrowings and the interest rate received by The Adams National Bank on loans extended to its customers and securities held in The Adams National Bank's portfolio comprise the major portion of The Adams National Bank's earnings. These rates are highly sensitive to many factors that are beyond the control of The Adams National Bank. Accordingly, the earnings and growth of AANB are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

     The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

     Bank holding companies and banks are extensively regulated under both federal and state law. Set forth below is a summary description of certain provisions of certain laws which relate to the regulation of AANB and The Adams National Bank. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

     AANB

     AANB, as a registered bank holding company, is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). AANB is required to file quarterly reports and annual reports with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the BHC Act. The Federal Reserve Board may conduct examinations of AANB and its subsidiaries.

     The Federal Reserve Board may require that AANB terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, AANB must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

     Under the BHC Act and regulations adopted by the Federal Reserve Board, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, AANB is required by the Federal Reserve Board to maintain certain minimum levels of capital.

     AANB is required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of AANB and another bank holding company.

     AANB is prohibited by the BHC Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, AANB, subject to the prior approval of the Federal Reserve Board, may engage in activities, or acquire shares of companies engaged in activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both. This doctrine has become known as the "source of strength" doctrine. The validity of the source of strength doctrine has been and is likely to continue to be the subject of litigation until definitively resolved by the courts or by Congress.

     The Adams National Bank

     The Adams National Bank, as a national banking association, is subject to primary supervision, examination and regulation by the Office of the Comptroller of the Currency (the "OCC"). If, as a result of an examination of The Adams National Bank, the OCC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of The Adams National Bank's operations are unsatisfactory or that The Adams National Bank or its management is violating or has violated any law or regulation, various remedies are available to the OCC. Such remedies include the power to enjoin "unsafe or unsound practices," to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of The Adams National Bank, to assess civil monetary penalties, and to remove officers and directors. The FDIC has similar enforcement authority, in addition to its authority to terminate a bank's deposit insurance, in the absence of action by the OCC and upon a finding that a bank is in an unsafe or unsound condition, is engaging in unsafe or unsound activities, or that its conduct poses a risk to the deposit insurance fund or may prejudice the interest of its depositors. The Adams National Bank is not subject to any such actions by the OCC or the FDIC.

     The deposits of The Adams National Bank are insured by the FDIC in the manner and to the extent provided by law. For this protection, The Adams National Bank pays a semiannual statutory assessment. See "Premiums for Deposit Insurance." Various other requirements and restrictions under the laws of the United States affect the operations of The Adams National Bank. Federal statutes and regulations relate to many aspects of The Adams National Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, capital requirements and disclosure obligations to depositors and borrowers. Further, The Adams National Bank is required to maintain certain levels of capital. See "Capital Standards."

     Restrictions on Transfers of Funds to AANB by The Adams National Bank

     AANB is a legal entity separate and distinct from The Adams National Bank. AANB's ability to pay cash dividends is limited by Delaware state law. In addition, the prior approval of the OCC for payment by The Adams National Bank of dividends to AANB is required if the total of all dividends declared by The Adams National Bank in any calendar year exceeds AANB's net profits (as defined) for that year combined with its retained net profits (as defined) for the preceding two years, less any transfers to surplus or fund for the retirement of preferred stock.

     The OCC also has authority to prohibit The Adams National Bank from engaging in activities that, in the OCC's opinion, constitute unsafe or unsound practices in conducting its business. It is possible, depending upon the financial condition of the bank in question and other factors, that the OCC could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice. Further, the OCC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which The Adams National Bank or AANB may pay. See "Prompt Corrective Regulatory Action and Other Enforcement Mechanisms" and "Capital Standards" for a discussion of these additional restrictions on capital distributions.

     The Adams National Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, AANB or other affiliates, the purchase of or investments in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of AANB or other affiliates. Such restrictions prevent AANB and such other affiliates from borrowing from The Adams National Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by The Adams National Bank to or in AANB or to or in any other affiliate is limited to 10% of The Adams National Bank's capital and surplus (as defined by federal regulations) and such secured loans and investments are limited, in the aggregate, to 20% of The Adams National Bank's capital and surplus (as defined by federal regulations). Additional restrictions on transactions with affiliates may be imposed on The Adams National Bank under the prompt corrective action provisions of federal law. See "Prompt Corrective Action and Other Enforcement Mechanisms."

     Capital Standards

     The Federal Reserve Board and the OCC have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

     A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists primarily of common stock, retained earnings, noncumulative perpetual preferred stock (cumulative perpetual preferred stock for bank holding companies) and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, long term preferred stock, eligible term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio.

     Only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval. Under OCC regulations, an institution is generally considered "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a Tier 1 capital (leverage) ratio of at least 5%. Federal law generally requires full-scope on-site annual examinations of all insured depository institutions by the appropriate federal bank regulatory agency although the examination may occur at longer intervals for small well-capitalized or state chartered banks.

     Federally supervised banks and savings associations are currently required to report deferred tax assets in accordance with SFAS No. 109. See Note 8 of the Notes to Consolidated Financial Statements. The federal banking agencies issued final rules, effective April 1, 1995, which limit the amount of deferred tax assets that are allowable in computing an institution's regulatory capital. The standard has been in effect on an interim basis since March 1993.

     The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings;
(iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization -- risk of loss stemming from movements in market prices -- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must, beginning on or before January 1, 1998, include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, AANB does not calculate a risk-based capital charge for its market risk.

     Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of The Adams National Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends.

     Prompt Corrective Action and Other Enforcement Mechanisms

     Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of federal law.

     An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

     In addition to restrictions and sanctions imposed under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Safety and Soundness Standards

     In July 1995, the federal banking agencies adopted final guidelines establishing standards for safety and soundness. The guidelines set forth operational and managerial standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits, asset quality and earnings. The guidelines establish the safety and soundness standards that the agencies will use to identify and address problems at insured depository institutions before capital becomes impaired. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

     Premiums for Deposit Insurance

     Federal law has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. The result of these provisions is that the assessment rate on deposits of BIF members could increase in the future. The FDIC also has authority to impose special assessments against insured deposits.

     The FDIC implemented a final risk-based assessment system, effective January 1, 1994, under which an institution's premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund and certain other factors. On August 8, 1995, the FDIC issued final regulations adopting an assessment rate schedule for BIF members of 4 to 31 basis points effective on June 1, 1995. On November 14, 1995, the FDIC further reduced deposit insurance premiums to a range of 0 to 27 basis points effective for the semi-annual period beginning January 1, 1996. The FDIC has since acted to continue this range of assessment rates through December 31, 1997.

     Under the risk-based assessment system, a BIF member institution such as The Adams National Bank is categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three categories based in part on supervisory evaluations by its primary federal regulator (in The Adams National Bank's case, the FDIC). The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group
B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well-capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations.

     Since The Adams National Bank is considered well-capitalized under regulatory standards and met certain other criteria during 1996, The Adams National Bank paid the flat FDIC insurance premium rate of $2,000 per year for 1996. For the first six months of 1977, The Adams National Bank, as a Bank Insurance Fund Member, paid a Financing Corporation ("FICO") assessment of $6,000 under the Deposit Insurance Funds Act of 1996, which is an assessment separate from and in addition to deposit insurance premiums. The Adams National Bank was not required to pay a deposit insurance premium for the first six months of 1997.

     In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessments payments to the FDIC on their BIF assessable deposits which will be paid to FICO to enable it to pay interest and certain other expenses on bonds which it issued pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Assessment rates for the second semi-annual period of 1997 have been set at .63 basis points annually for BIF-assessable deposits, subject to quarterly review and adjustment.

     Community Reinvestment Act

     The Adams National Bank is subject to the provisions of the Community Reinvestment Act ("CRA") which requires banks to assess and help meet the credit needs of the community in which The Adams National Bank operates. The OCC examines The Adams National Bank to determine its level of compliance with CRA. The OCC and the Federal Reserve Board are required to consider the level of CRA compliance when regulatory applications are reviewed. The Adams National Bank's last review resulted in a "satisfactory" CRA rating.

     Interstate Banking and Branching

     In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (as since amended, the "Interstate Act") became law. Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain approval under the BHC Act to acquire an existing bank located in another state generally without regard to state law prohibitions on such acquisitions. A bank holding company would not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks. An out-of-state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement. Since June 1, 1997 (and prior to that date in some instances) banks have been able to branch across state lines by merger except where qualifying legislation adopted by certain states prior to that date prohibit interstate expansion by this means. Banks may also expand across state lines through the acquisition of an individual branch of a bank located in another state or through the establishment of a de novo branch in another state
                                                -- ----
where the law of the state in which the branch is to be acquired or established specifically authorizes such acquisition or de novo branch establishment.
                                            -- ----

   Virginia law authorizes the acquisition of a bank holding company having its principal place of business in the Commonwealth and not owned by a bank holding company not having its principal place of business therein (each, a "Virginia Bank Holding Company" and collectively, "Virginia Bank Holding Companies") or a bank having its main office and all branch offices (save for off-shore branches) in the Commonwealth (each, a "Virginia Bank" and collectively, "Virginia Banks") by a bank holding company having its principal place of business other than the Commonwealth and which currently owns no Virginia Bank Subsidiary (other than one acquired in satisfaction of a debt previously contracted or in an FDIC assistance transaction) to acquire a Virginia Bank Holding Company or Virginia Bank upon prior SCC approval. The SCC may approve such acquisition if it determines (i) the laws of the state in which the acquirer has its principal place of business permit Virginia Bank Holding Companies to acquire bank holding companies and banks in that state, (ii) the laws of the state in which the acquirer has its principal place of business permit the acquirer to be acquired by the Virginia Bank Holding Company or Virginia Bank to be acquired and (iii) the Virginia Bank or all bank subsidiaries of the Virginia Bank Holding Company to be acquired have been in existence and continuously operating for more than two years, and makes the acquisition subject to any conditions that the home state of the acquirer would apply to the acquisition of a bank holding company or bank in such state by a Virginia Bank Holding Company or Virginia Bank but not to an acquirer located in that state.

     District of Columbia law authorizes a bank holding company having its principal place of business in the Commonwealth of Virginia, not owned by a bank holding company, not having its principal place of business in the Commonwealth and 80% of whose deposits are held by a bank located in the Commonwealth of Virginia to acquire a bank holding company having its principal place of business in the District which is not owned by a bank holding company not having its principal place of business in the District and 80% of whose deposits are held by a bank located in the District (a "District of Columbia Bank Holding Company") or a bank organized under the laws of the District and having branches only therein (a "District of Columbia Bank") upon the prior approval of the Superintendent of Banking and Financial Institutions of the District of Columbia, where (i) the laws of the state in which the acquirer has its principal place of business permit the acquirer to be acquired by the District of Columbia Bank Holding Company or District of Columbia Bank sought to be acquired, (ii) the District of Columbia Bank or all bank subsidiaries of the District of Columbia Bank Holding Company to be acquired have been in existence and have been operating for more than two years and (iii) the acquisition complies with any conditions that the home state of the acquirer would apply to the acquisition of a bank holding company or bank in such state by a District of Columbia Bank Holding Company or District of Columbia Bank but not to an acquirer located in that state.

     Because The Bank of Northern Virginia was established in 1988 and has been in continuous operation since that time and The Adams National Bank was established in 1979 and has been in continuous operation since that time, neither bank is owned by a bank holding company not having a principal place of business different therefrom and 80% of the deposits of each of Ballston and AANB are held by a bank located in their respective principal places of business, and the conditions upon which Virginia Bank Holding Companies and Virginia Banks may acquire District of Columbia Holding Companies and District of Columbia Banks and upon which District of Columbia Bank Holding Companies and District of Columbia Banks may acquire Virginia Bank Holding Companies and Virginia Banks are largely reciprocal, the Holding Company Merger comports with Virginia laws governing interstate bank acquisitions.

Properties

     The principal executive offices of AANB and the main office of The Adams National Bank are located in leased space at 1627 K Street, N.W., Washington, D.C. 20006. The Adams National Bank leases three other offices, located at 2905 M Street, N.W., Washington, D.C.; Union Station, 50 Massachusetts Avenue, N.E., Washington, D.C.; and 1604 17th Street, N.W., Washington, D.C. In January 1997, The Adams National Bank entered into a lease for a branch to be located at 802 7th Street, N.W. anticipated to open in the fourth quarter of 1997. An ATM at this location is presently operational. An additional ATM was opened in Union Station in 1989 and a third ATM was opened in Union Station in May 1994. Leases for these facilities expire as follows:


              Location                           Expiration of Lease
              --------                           -------------------

              1627 K Street, N.W.                       2002
              2905 M Street, N.W.                Month-to-month term
              50 Massachusetts Avenue, N.E.             1998
              Union Station ATM                         1999
              Union Station ATM                         1999
              802 7th Street, N.W.                      2007
              1604 17th Street, N.W.                    2016

     In 1996, AANB and The Adams National Bank incurred rental expense on leased real estate of approximately $464,000. AANB considers all of the properties leased by The Adams National Bank to be suitable and adequate for their intended purposes.

Legal Proceedings

     Although The Adams National Bank, from time to time, is involved in various legal proceedings in the normal course of business, there are no material legal proceedings to which AANB or The Adams National Bank is a party or to which any of their property is subject.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF AANB

Year Ended December 31, 1996 Compared to December 31, 1995

Overview

     AANB is the parent of The Adams National Bank, a bank with four full service branches located in Washington, D.C. The Adams National Bank's newest branch was opened in October of 1996 and a fifth branch is expected to open in the fourth quarter of 1997.

     In the year ended December 31, 1996 AANB reported record net income of $1,127,000, an increase of 18% over the $959,000 reported for the year ended December 31, 1995. However, as a result of the issuance of 795,500 shares of common stock in the public stock offering completed in the third quarter of 1996, earnings per share of $.94 for 1996 reflected a decrease from $1.12 reported for 1995. Total assets at December 31, 1996 of $112,162,000 increased by $19,797,000 over December 31, 1995, surpassing the $100,000,000 milestone.

     AANB continued to maintain a "well-capitalized" status with a total risk-based capital ratio (total capital divided by assets weighted for risk elements) of 17.47% at December 31, 1996, of which 16.22% was Tier 1 capital. The leverage ratio (based on annual average assets) was 13.81%. The following analysis of financial condition and results of operations should be read in conjunction with AANB's consolidated Financial Statements and Notes thereto.

Analysis of Net Interest Income

     Net interest income, the most significant component of AANB's earnings, increased by $473,000, or 11%, to $4,640,000 in 1996 as compared to $4,167,000 in 1995. This improvement in net interest income was a result of a 15% increase in average earning assets, partially offset by both a decrease in the average loan to deposit ratio to 76% from 82% and deposit rates which did not decrease as rapidly as earning asset rates during the same period. These factors combined to produce a net interest spread (the difference between the average interest rate earned on interest-earning assets and paid on interest-bearing liabilities) of 3.86% and a net interest margin (net interest income as a percentage of average interest-earning assets) of 5.23% for 1996, reflecting decreases of 26 basis points and 16 basis points, respectively, from 1995. Loans, the highest yielding component of earning assets, represented approximately 70% of total average earning assets for 1996 as compared to approximately 78% for 1995.

     Net interest income, increased by $19,000, or less than 1%, to $4,167,000 in 1995 as compared to $4,148,000 in 1994. This variance was consistent with the 1% increase in average earning assets during the same period. Although the mix of earning assets during 1995 was more heavily weighted towards loans, thus improving interest income, a 138 basis point increase in rates paid on deposits for 1995 as compared to 1994 offset virtually all the positive variances. Although the net interest spread decreased by 38 basis points from 4.50% in 1994 to 4.12% in 1995, a $762,000 increase in the level of earning assets coupled with improvements in the mix of earning assets during the same period caused net interest income to increase by $19,000. The net interest margin for 1995 declined to 5.39% from 5.42% for 1994. Loans represented approximately 78% of total average earning assets for 1995 as compared to approximately 76% for the comparable 1994 period.

         Distribution of Assets, Liabilities and Stockholders' Equity
                               Yields and Rates
             For the Years Ended December 31, 1996, 1995 and 1994
                                (In thousands)



                                                         1996                          1995                          1994
                                             --------------------------    --------------------------    --------------------------
                                             Average    Income  Average    Average    Income  Average    Average    Income  Average
                                             Balance    Expense    Rate    Balance    Expense    Rate    Balance    Expense    Rate
                                             --------------------------    --------------------------    --------------------------

Assets
Interest-earning assets:
 Loans/1/                                    $62,350    $6,072     9.74%   $60,318    $5,902     9.78%   $58,245    $5,100     8.76%
 Securities                                   12,795       755     5.90     14,367       859     5.98     15,609       876     5.61
 Federal funds sold and
  resale agreements                           12,752       693     5.43      2,235       130     5.82      2,246        88     3.92
 Interest-bearing deposits
  in other banks                                 860        53     6.16        433        23     5.31        491        18     3.67
                                             -------    ------             -------    ------             -------    ------
    Total interest-earning assets             88,757     7,573     8.53     77,353     6,914     8.94     76,591     6,082     7.94

Allowance for loan losses                     (1,272)                       (1,299)                       (1,351)
Cash and due from banks                        6,091                         4,715                         4,951
Bank premises and equipment                      487                           320                           364
Other assets                                   1,319                         1,205                         1,394
                                             -------                       -------                       -------
    Total assets                             $95,382                       $82,294                       $81,949
                                             =======                       =======                       =======

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
 Time deposits                               $32,195     1,257     3.90    $27,740     1,094     3.94    $28,556       839     2.94
 Certificates of deposit                      28,102     1,554     5.53     27,300     1,544     5.66     25,798     1,017     3.94
 Federal funds purchased and
  repurchase agreements                        2,148       105     4.89      1,600        89     5.56      1,549        57     3.68
 Other short-term borrowings                      --        --       --        104         6     5.77         61         3     4.92
 Long-term borrowings/debt                       357        17     4.76        233        14     6.01        299        18     6.02
                                             -------    ------             -------    ------             -------    ------
    Total interest-bearing liabilities        62,802     2,933     4.67     56,977     2,747     4.82     56,263     1,934     3.44
                                                        ------                        ------                        ------

Noninterest-bearing liabilities:
 Demand deposits                               22,099                        18,547                        18,877
 Other liabilities                                888                           594                           966
Stockholders' equity                            9,593                         6,176                         5,843
                                              -------                       -------                       -------
    Total liabilities and
     Stockholders' equity                     $95,382                       $82,294                       $81,949
                                              =======                       =======                       =======

Net interest income/2/                                   $4,640                        $4,167                        $4,148
                                                         ======                        ======                        ======
Net interest spread                                               3.86%                         4.12%                         4.50%
                                                                  ====                          ====                          ====

Net interest margin                                               5.23%                         5.39%                         5.42%
                                                                  ====                          ====                          ====

----------------------------

1 Nonaccrual loans are included in the average loan balances. Interest on loans includes fees of approximately $141,000, $152,000 and $151,000 in 1996, 1995 and 1994, respectively.

2 No taxable equivalent adjustments are necessary because AANB did not have material tax-exempt securities or loans during 1996 and had no tax-exempt securities or loans during 1995 and 1994.

                   Interest Rates and Interest Differential
                  Analysis of Changes in Net Interest Income
                                (In thousands)

                                            For the years ended December 31,         For the years ended December 31,
                                                    1996 versus 1995                          1995 versus 1994
                                          -----------------------------------       ----------------------------------
                                                Net             Change per:               Net            Change per:
                                             Increase        ----------------          Increase       ----------------
                                          (Decrease)/1/      Rate      Volume       (Decrease)/1/     Rate      Volume
                                          -------------      ----      ------       -------------     ----      ------
Interest income from:
 Loans/2/                                      $ 171        $(28)       $199            $802          $620       $182
 Securities                                     (104)        (10)        (94)            (17)           53        (70)
 Federal funds sold and
  resale agreements                              563         (49)        612              42            43         (1)
 Interest-bearing deposits
  in banks                                        30           7          23               5             7         (2)
                                               -----        ----        ----            ----          ----       ----

  Total interest income/3,4/                     660         (80)        740             832           723        109

Interest expense on:
 Time deposits/5/                                164         (12)        176             255           279        (24)
 Certificates of deposit                          10         (35)         45             527           468         59
 Short-term borrowings                            10         (15)         25              35            32          3
 Long-term borrowings/debt                         3          (4)          7              (4)           --         (4)
                                               -----        ----        ----            ----          ----       ----

   Total interest expense/3/                     187         (66)        253             813           779         34
                                               -----        ----        ----            ----          ----       ----
   Net interest income/4/                      $ 473        $(14)       $487            $ 19          $(56)      $ 75
                                               =====        ====        ====            ====          ====       ====

---------------------------------

1    Changes due to both rate and volume are allocated to rate.

2 Interest on loans includes loan fees of approximately $141,000, $152,000 and $151,000 in 1996, 1995 and 1994, respectively.

3 Changes are computed on a line-by-line basis and do not sum to the rate and volume changes of total interest income or total interest expense because of changes in the mix of interest-earning assets and interest-bearing liabilities from year to year.

4 No taxable equivalent adjustments are necessary because AANB did not have material tax-exempt securities or loans during 1996 and had no tax-exempt securities or loans during 1995 and 1994.

5    Includes transaction accounts.

Other Income

     Total other income, which consists primarily of service charges on deposits and other fee income, increased by approximately $112,000, or 13%, to $953,000 in 1996 as compared to $841,000 in 1995. Service charges on deposit accounts increased by approximately $51,000, or 7%, to $788,000 in 1996 as compared to $737,000 in 1995 principally due to a $94,000 increase in income recognized on ATM transactions, primarily from the implementation in 1996 of the $1.00 surcharge on noncustomer ATM transactions. This was partially offset by a $35,000 decrease in service charges on overdrafts. Other income increased by approximately $61,000, or 59%, to $165,000 in 1996 as compared to $104,000 in 1995, primarily due to rental income received from other real estate coupled with gains recognized on the sale of other real estate.

     Total other income increased by $51,000, or 6%, to $841,000 in 1995 as compared to $790,000 in 1994. This increase was due to increases in ATM income resulting from the installation of more efficient ATM equipment in AANB's Union Station location, as well as the full year's effect of the addition of one new ATM at that location in April 1994.

Other Expense

     Total other expense increased by $312,000, or 8%, to $4,093,000 in 1996 from $3,781,000 in 1995. Salaries and benefits for 1996 increased by $256,000, or 16%, to $1,905,000 from $1,649,000 in 1995, due to an increase in the number of employees resulting from the new branch, normal merit increases and the hiring of employees to fill certain vacancies. Occupancy and equipment expense increased by $79,000, or 11%, to $778,000 in 1996 from $699,000 in 1995 due to the additional rental expense on the new branch, higher operating costs of AANB's main office location which were passed through to AANB by the landlord and the additional depreciation expense of a local area network installed in the later part of the second quarter of 1996. Professional fees decreased by $210,000, or 59%, to $143,000 in 1996 from $353,000 in 1995 due primarily to lower legal fees associated with loan workouts and other corporate matters, as well as partial reimbursement by the Small Business Administration ("SBA") of legal fees incurred for the workout of two troubled SBA guaranteed loans. Data processing expense increased by $59,000, or 20%, to $359,000 in 1996 from $300,000 in 1995 due to the opening of the new branch, as well as increased activity levels and item charges. Other operating expense increased by $128,000, or 16%, to $909,000 in 1996 from $781,000 in 1995 due primarily to increases in administrative and overhead expenses associated with the opening of the new branch, partially offset by a decrease in FDIC deposit insurance premiums.

     AANB has reviewed the data processing systems provided by The Adams National Bank's outside data processor as well as the computer applications which are used in-house and has determined that The Adams National Bank's data processing will not be materially impacted by any date-sensitive calculations related to the year 2000. The Adams National Bank's contract with its outside data processor is scheduled to expire in the second quarter of 1997 (and subsequently renewed to the second quarter of 1998). While The Adams National Bank is presently considering renewal options as well as other data processing alternatives, The Adams National Bank will only consider data processing systems which can appropriately recognize this date-sensitive information.

     Total other expense decreased by $1,120,000, or 23%, to $3,781,000 in 1995 as compared to 1994. Salaries and benefits for 1995 increased by $38,000, or 2%, to $1,649,000 as compared to 1994, primarily due to normal merit increases. Occupancy and equipment expense decreased by $52,000, or 7%, to $699,000 during the same period, principally due to decreases in operating costs of AANB's main office location which were passed through to AANB by the landlord. Professional fees decreased by $534,000, or 60%, to $353,000. This decrease is attributable to decreases in legal and other costs related to the issue of the ownership of certain shares of AANB's Common Stock, the expensing in 1994 of previously deferred professional fees related to AANB's proposed securities offering and decreases in legal fees related to three employment related lawsuits which were concluded in 1994. Professional fees for 1995 included costs of approximately $102,000 incurred to finalize the issues surrounding the ownership of certain shares of AANB's Common Stock. Data processing expense increased by $34,000, or 13%, to $300,000 in 1995 as compared to 1994. Other operating expense decreased by $605,000 in 1995 as compared to 1994. Of this decrease, $387,000 was attributable to expenses incurred in 1994 for two employment related lawsuits settled in 1994. During 1995, The Adams National Bank also experienced an $87,000 decrease in total FDIC insurance premiums as a result of additional premium rate reductions. The remainder of the decrease was due to savings in various office operating expenses.

Income Tax Expense

     Income tax expense of $648,000 for 1996 reflected an increase of $380,000 over the $268,000 tax expense recorded one year earlier due to an increase in AANB's effective tax rate to 36% from 22% one year earlier. During 1995, AANB reduced its deferred tax valuation allowance to zero which reduced the effective tax rate.

     Income tax expense for 1995 was recorded at a combined tax rate of 22%, as AANB eliminated the remaining valuation allowance on deferred tax assets during the year. See Note 8 of the Notes to Consolidated Financial Statements.

Analysis of Loans

     The loan portfolio at December 31, 1996 increased by $9,421,000, or 15%, to $73,013,000 from $63,592,000 at December 31, 1995. The majority of this growth was in commercial real estate mortgages as AANB focused its marketing efforts on commercial real estate loans. AANB believes such loans are cost effective because larger balances can be underwritten in the same amount of time as lesser amounts of other types of loans. AANB also believes that such loans are secured by collateral which is more permanent in nature and requires less periodic monitoring to assess AANB's ongoing security position. On average, AANB's loans increased by $2,032,000, or 3%, to $62,350,000 for 1996 from $60,318,000 for
1995, however, the average loan to deposit ratio decreased to 76% from 82% during the same period. The loan to deposit ratio at both December 31, 1996 and 1995 was 77%. AANB has a target loan to deposit ratio of 80% based on quarterly averages. See "Liquidity and Capital Resources" for a further discussion of this ratio.

     For a summary of loans by category and by industry concentration at December 31, 1996 and 1995, see Note 4 of the Notes to Consolidated Financial Statements.

     The table entitled "Analysis of Loan Maturity and Interest Sensitivity" below, summarizes the maturity distribution and interest sensitivity of AANB's loan portfolio at December 31, 1996.

              Analysis of Loan Maturity and Interest Sensitivity
                             At December 31, 1996
                                (In thousands)

                                               Within 1    1 - 5      After
                                               Year/1/     Years     5 Years     Total
                                               -------     -----     -------    -------
Maturity of Loans:/2,3/
 Commercial                                    $17,368    $15,640    $ 6,411    $39,419
 Real estate:
  Commercial mortgage                            1,864     16,489      6,487     24,840
  Residential mortgage                             134      1,832        665      2,631
  Construction                                   2,242      1,737        160      4,139
 Installment                                       643      1,021        539      2,203
                                               -------    -------    -------    -------
  Total loans/4/                               $22,251    $36,719    $14,262    $73,232
                                               =======    =======    =======    =======




Interest Rate Sensitivity of Loans:
 With predetermined interest rates             $ 6,305    $ 8,213    $ 1,496    $16,014
 With floating or adjustable
  interest rates                                15,946     28,506     12,766     57,218
                                               -------    -------    -------    -------
  Total loans/4/                               $22,251    $36,719    $14,262    $73,232
                                               =======    =======    =======    =======

-------------------------

1 Includes demand loans, loans having no stated schedule of repayment and no stated maturity, and overdrafts.

2 Loan maturity is based upon individual loan contract terms. AANB has not established a rollover policy. Each loan is reviewed on a case by case basis with respect to renewal.

3    AANB has no foreign loans.

4 The above table does not include deferred income and unearned discounts which total a credit balance of $218,558.

Analysis of Investments

     AANB classifies its debt and marketable equity securities into one of three categories: trading, available for sale, or held to maturity. See Note 1(c) of the Notes to Consolidated Financial Statements. The available for sale portfolio exists to maintain adequate liquidity and to provide a base for executing asset/liability management strategy. These securities may be sold in response to changes in interest rates, restructuring of maturity distributions, need for additional funds for loans, tax planning and regulatory needs, as well as for other purposes. The value of securities recorded as available for sale fluctuates based on changes in interest rates. Generally, an increase in interest rates will result in a decline in the value of securities available for sale, while a decline in interest rates will result in an increase in the value of such securities. Therefore, the value of securities available for sale and AANB's Stockholders' equity is subject to fluctuation based on changes in interest rates.

     Securities available for sale increased by $5,697,000, or 103%, to $11,205,000 at December 31, 1996 from $5,508,000 at December 31, 1995. During the last quarter of 1996, funds raised in AANB's public offering of common stock completed in the third quarter of 1996 were principally invested in obligations of U.S. Government agencies with up to three year maturities, pending the longer-term use of the proceeds. Investment securities increased by $3,448,000, or 42%, to $11,641,000 at December 31, 1996 from $8,193,000 at December 31, 1995, reflective of AANB's increased liquidity levels. See "Liquidity and Capital Resources" for a further analysis of liquidity. On average for 1996, the combined investment and available for sale securities portfolio decreased by $1,572,000, or 11%, to $12,795,000 for 1996 from $14,367,000 for 1995.

     The table entitled "Analysis of Securities Portfolio" below, sets forth by major categories, the adjusted cost bases, approximate market values and the weighted average yields of investment securities and securities available for sale at December 31, 1996.

                       Analysis of Securities Portfolio
                             At December 31, 1996
                                (In thousands)

                                                   Investment Securities           Securities Available for Sale
                                             ---------------------------------   --------------------------------
                                               Adjusted      Market   Average      Adjusted      Market   Average
                                             Cost Basis/1/    Value    Yield     Cost Basis/1/    Value    Yield
                                             -------------    -----    -----     -------------    -----    -----
U.S. Treasury:
   Within one year                                 $ 1,000   $ 1,004     6.08%        $    --   $    --       --%
                                                   -------   -------                  -------   -------

Obligations of other U.S.
  Government agencies
  and corporations:/2/
   Within one year                                   1,151     1,152     6.01           8,088     8,083     5.35
   After one, but within five years                  8,455     8,477     6.20           3,135     3,122     6.27
                                                   -------   -------                  -------   -------
    Total                                            9,606     9,629     6.17          11,223    11,205     5.61
                                                   -------   -------                  -------   -------

Mortgage-backed securities: /3/
  Federal National Mortgage Association:
   Within one year                                       6         6     9.00              --        --       --
  Federal Home Loan Mortgage Corporation:
   After one, but within five years                    262       274     8.70              --        --       --
                                                   -------   -------                  -------   -------
    Total                                              268       280     8.71              --        --       --
                                                   -------   -------                  -------   -------

Obligations of states and municipalities:
   After ten years                                     310       310     5.15              --        --       --
                                                             -------                  -------   -------

Federal Reserve Bank stock                             163       163     6.00              --        --       --
                                                   -------   -------                  -------   -------

Federal Home Loan Bank stock                           282       282     7.25              --        --       --
                                                   -------   -------                  -------   -------

Corporate securities:
   After ten years                                      12        12       --              --        --       --
                                                   -------   -------                  -------   -------

    Total investment securities                    $11,641   $11,680     6.21%        $11,223   $11,205     5.61%
                                                   =======   =======     =====        =======   =======     =====

  1 The adjusted cost basis of securities which were transferred from available for sale to investment securities is shown net of unrealized loss on the date of transfer.

  2  Includes obligations of quasi-government agencies and corporations.

  3 This reflects final maturity, although contractual maturity is not a reliable indicator of expected life because borrowers have the right to repay their obligations at any time. Monthly amortization prior to the final maturity is not shown as it cannot be reasonably estimated.

     For additional information about investment securities and securities available for sale at December 31, 1996 and 1995, see Note 3 of the Notes to Consolidated Financial Statements.

Noninterest-Earning Assets

     Cash and due from banks of $9,785,000 at December 31, 1996 reflected an increase of $4,832,000, or 98%, from the $4,953,000 balance at December 31, 1995. Of this increase $2,800,000 was attributable to one large deposit received on December 31, 1996 from one of AANB's large commercial customers which was not yet available for investment with other financial institutions, while the remainder was attributable to higher cash levels due to the new branch as well as normal fluctuations in cash balances maintained at the Federal Reserve Bank between December 31, 1996 and December 31, 1995.

     Bank premises and equipment of $840,000 at December 31, 1996 reflected a 202% increase of $562,000 from the $278,000 balance reported at December 31, 1995. This increase was due to leasehold improvements and equipment associated with the opening of the new branch as well as the local area network which was installed during 1996.

Deposits

     Total deposits of $95,155,000 at December 31, 1996 increased by $12,092,000, or 15%, from the December 31, 1995 balance of $83,063,000.

     Although demand deposit balances of $23,678,000 at December 31, 1996 increased $234,000 over the balance at December 31, 1995 of $23,444,000, average demand deposits for 1996 of $22,099,000 increased $3,552,000, or 19%, over the average balance for 1995. Negotiable Order of Withdrawal, or "NOW" accounts, at December 31, 1996 of $8,040,000 increased $697,000, or 9%, over the balance at December 31, 1995 of $7,343,000, while average NOW accounts for 1996 of $8,019,000 decreased $2,110,000, or 21%, as compared to the average balance for 1995. Money market accounts of $29,533,000 at December 31, 1996 increased $8,141,000, or 38%, over the $21,392,000 balance at December 31, 1995, due principally to the opening of new deposit accounts as well as increases in the balances of corporate and personal accounts, with a corresponding effect on the average balances. In addition, the new branch opening in the fourth quarter of 1996 contributed to the deposit increases.

     Certificates of deposit of $100,000 or greater at December 31, 1996 of $15,658,000 increased by $2,067,000, or 15%, from the $13,591,000 reported at
December 31, 1995 primarily due to increases in collateralized government deposits. Certificates of deposit under $100,000 increased by $890,000, or 6%, to $16,866,000 at December 31, 1996 from $15,976,000 at December 31, 1995. This increase is primarily due to the issuance of brokered deposits in the first half of 1996.

     The table entitled "Maturity Distribution of Certificates of Deposit $100,000 and Over" sets forth, by time remaining to maturity, certificates of deposit in amounts of $100,000 or more at December 31, 1996 and 1995.

      Maturity Distribution of Certificates of Deposit $100,000 and Over
                         At December 31, 1996 and 1995
                                (In thousands)

                                               1996      1995
                                             --------  --------
Within three months                           $ 8,183   $ 5,716
After three months but within six months        5,075     4,772
After six months but within twelve months       2,100     1,403
After twelve months                               300     1,700
                                              -------   -------

  Total                                       $15,658   $13,591
                                              =======   =======


     The table entitled "Average Deposits and Rates," sets forth the average balances and average rate paid by major deposit category for the years ended December 31, 1996 and 1995.

                          Average Deposits and Rates
                For the Years Ended December 31, 1996 and 1995
                                (In thousands)

                                              1996                1995
                                       ------------------  ------------------
                                       Average   Average   Average   Average
                                       Balance     Rate    Balance     Rate
                                       --------  --------  --------  --------
Interest-bearing demand accounts        $ 8,019     2.42%   $10,129     2.46%
Savings deposits                          1,283     2.66      1,160     2.68
Money market deposit accounts            22,893     4.49     16,451     4.94
CD's $100,000 and over                   10,977     5.31     12,672     5.51
Other time deposits                      17,125     5.67     14,628     5.78
                                        -------             -------
  Total interest-bearing deposits        60,297     4.66     55,040     4.79
Noninterest-bearing demand deposits      22,099              18,547
                                        -------             -------

  Total deposits                        $82,396             $73,587
                                        =======             =======

Short-Term Borrowings

     Short-term borrowings of $1,917,000 at December 31, 1996 consisted entirely of repurchase agreements with customers of AANB. This compares with repurchase agreements outstanding at December 31, 1995 of $1,785,000. For additional information on short-term borrowings, see Note 10 of the Notes to Consolidated Financial Statements.

Long-Term Borrowings

     On May 21, 1996, The Adams National Bank paid off the remaining balance on its long-term capital note with Minbanc Capital Corp. On October 1, 1996, The Adams National Bank entered into an agreement to borrow $1,143,000 for approximately twelve years at 6.95% from the Federal Home Loan Bank Board under its Community Investment Program. These proceeds were used to fund a loan at a positive spread with a like amortization and maturity.

Asset Quality

     Loan Portfolio and Adequacy of the Allowance for Loan Losses

     AANB manages the risk characteristics of its loan portfolio through various control processes, such as credit evaluation of individual borrowers, establishment of lending limits to individuals and application of lending procedures, such as the holding of adequate collateral and the maintenance of compensating balances. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and that the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.

     As a result of improvement in the quality of the loan portfolio over the last few years as well as relatively low levels of net charge-offs, AANB has not taken a provision for loan losses since the third quarter of 1994. Despite this, the unallocated portion of AANB's Allowance for Loan Losses has continued to increase since that time. During the third quarter of 1996, AANB received a recovery of approximately $87,000 on a previously charged off loan, further increasing the level of the unallocated reserves. As of December 31, 1996, AANB evaluated the level of the Allowance for Loan Losses, specifically the unallocated portion, to determine the level which would be prudent given AANB's nonperforming asset and charge-off trends while at the same time providing an appropriate level of unallocated reserve for any potential losses which may be identified. Following this evaluation, AANB reversed $275,000 of the loan loss provision during 1996, leaving the unallocated portion of the allowance for loan losses at $117,000 at December 31, 1996. Throughout this process, AANB continues to recognize the risk characteristics of the loan portfolio, including specific reserves for problem credits and general reserves for the overall loan portfolio, and deems the allowance for loan losses of $1,048,000 at December 31, 1996 to be adequate.

     At December 31, 1996, the allowance for loan losses as a percentage of outstanding loans was 1.44% as compared to 2.00% at December 31, 1995. This decrease is predominantly due to improvement in the quality of the loan portfolio. See analysis of "Nonperforming Assets" for a further discussion of asset quality. In assessing the adequacy of the allowance for loan losses, management primarily relies on its ongoing review of the loan portfolio, which is undertaken both to determine whether there are probable losses which must be written off and to assess the risk characteristics of the loan portfolio as a whole. In addition to actual loss experience, management considers factors such as industry specific composition of the loan portfolio and the general and regional economic conditions. This review takes into account the judgment of the individual loan officer, senior management and The Adams National Bank Board of Directors. The Board of Directors reviews AANB's Classified and Criticized Loans Quarterly Report and quarterly loan loss analyses. In addition, AANB's review takes into account the judgment of the regulatory agencies that review the loan portfolio as a part of the regular examination process. Such regulatory agencies may require AANB to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. AANB also has an independent loan review performed by a consultant on an annual basis, which during the last three years covered approximately 72% of the dollar volume of the loan portfolio, and included 97% of the criticized and classified loans. While management uses available information to recognize losses on loans, future additions may be necessary based on changes in economic conditions and other factors.

     In reviewing the adequacy of the allowance for loan losses, AANB also prepares a detailed migration analysis which measures AANB's historical loss experience relative to the risk classifications within the individual loan portfolio pools. This historical loss experience is then adjusted for external factors such as trends in volumes and characteristics of loans, national and local economic trends and management experience, among other factors, and is applied to the current outstanding loan portfolio pools within each risk classification. Based on the results of this migration analysis, which encompasses all of the factors previously used, management makes a determination as to the adequacy of the allowance for loan losses.

     The table entitled "Allocation of Allowance for Loan Losses" sets forth an analysis of the allocation of the allowance for loan losses by categories as of December 31, 1996, 1995 and 1994.

                    Allocation of Allowance for Loan Losses
                      At December 31, 1996, 1995 and 1994
                                (In thousands)

                                                1996                          1995                               1994
                                      ------------------------      ------------------------                --------------
                                      Reserve     % of Loans        Reserve     % of Loans        Reserve     % of Loans
                                      Amount    to Total Loans      Amount    to Total Loans      Amount    to Total Loans
                                      -------   --------------      -------   --------------      -------   --------------
Commercial                            $   438            53.8%      $  658             68.1%      $  760             70.3%
Real estate - commercial mortgage         360            33.9          252             19.7          194             15.8
Real estate - residential mortgage         19             3.6           39              2.4           21              2.3
Real estate - construction                 31             5.7           27              4.1           21              5.3
Installment                                83             3.0           45              5.7           46              6.3
Unallocated                               117              --          253               --          248               --
                                       ------           -----       ------            -----       ------            -----
    Total                              $1,048           100.0%      $1,274            100.0%      $1,290            100.0%
                                       ======           =====       ======            =====       ======            =====

     Nonperforming Assets

     Nonperforming assets include nonaccrual loans, restructured loans, past due loans and other real estate. See Note 1(d) of the Notes to Consolidated Financial Statements.

     Nonaccrual loans at December 31, 1996 of $963,000 decreased by $598,000 from $1,561,000 at December 31, 1995, while restructured loans decreased by $672,000 to $573,000 at December 31, 1996 due to the payoff of one loan. Past due loans increased by $147,000 to $153,000 at December 31, 1996 from $6,000 at December 31, 1995 due principally to one credit which was both well secured and in the process of collection. At December 31, 1996 and 1995, nonaccrual loans included $607,000 and $875,000, respectively, in loans guaranteed by the SBA for a total of $594,000 and $743,000, respectively. Banking regulations require that the full balance of these loans be placed on nonaccrual status, despite the SBA guarantee on a portion of the loan. During 1996, AANB transferred $249,000 to other real estate from loans recorded on nonaccrual status at December 31, 1995, reflecting real property acquired in satisfaction of the loan balance. All such property was sold during 1996 at a gain of $27,000.

     The table entitled "Analysis of Nonperforming Assets" presents nonperforming assets, by category, at December 31, 1996 and 1995.


                       Analysis of Nonperforming Assets
                         At December 31, 1996 and 1995
                                (In thousands)

                                                                  1996      1995
                                                                ------    ------
     Nonaccrual loans:
      Commercial                                                $  863    $1,244
      Real estate - commercial mortgage                            100       122
      Real estate - residential mortgage                            --       195
                                                                ------    ------

       Total nonaccrual loans /1/                                  963     1,561

     Past due loans:
      Real estate - commercial mortgage                            142        --
      Installment - individuals                                     11         6
                                                                ------    ------

       Total past due loans                                        153         6

     Restructured loans:
      Commercial                                                   573     1,245
                                                                ------    ------

       Total restructured loans                                    573     1,245
                                                                ------    ------

       Total nonperforming assets                               $1,689    $2,812
                                                                ======    ======
       Total nonperforming assets exclusive of
        SBA guaranteed balances                                 $1,094    $2,070
                                                                ======    ======
     Ratio of nonperforming assets
      to gross loans /2/                                          2.31%     4.42%
     Ratio of nonperforming assets to total
      assets /2/                                                  1.51%     3.04%
     Percentage of allowance for loan losses to
      nonperforming assets /2/                                   62.05%    45.30%
     Ratio of net charge-offs (recoveries) to average loans      (.08)%      .03%

----------------------------
1 Nonaccrual loans include $607,000 and $875,000 in loans guaranteed by the SBA at December 31, 1996 and 1995, respectively. The outstanding balance of these loans are insured for 97.9%, or $594,000, and 84.9%, or $743,000, respectively.

2    Ratios include SBA guaranteed loan balances.

     For additional information concerning nonaccrual, restructured and past due loans, see Note 4 to the Notes to Consolidated Financial Statements included herein.

     Potential Problem Loans

     At December 31, 1996 and 1995, respectively, loans totaling $781,000 and $618,000 were classified as potential problem loans which are not reported in the table entitled "Analysis of Nonperforming Assets". These loans were made to borrowers who subsequently experienced financial difficulties. The loans are subject to management attention and their classification is reviewed on a quarterly basis. Of the potential problem loans at December 31, 1996, 91% of the balance represents loans which are partially to fully secured. The remaining 9% of the balance, or $73,000, is guaranteed by the SBA for a total of $66,000.

     Of the $618,000 in problem loans at December 31, 1995, 98% were partially to fully secured with the remaining 2%, or $15,000, guaranteed by the SBA.

     Impaired Loans

     At December 31, 1996 and 1995, respectively, loans totaling $1,955,000 and $2,790,000 were classified as impaired loans, all of which are reported as nonaccrual, restructured or potential problem loans. For additional information concerning impaired loans, see Note 4 to the Notes to Consolidated Financial Statements.

Interest Sensitivity Management

     The sensitivity of net interest income to fluctuations in interest rates is known as interest rate risk. Sensitivity arises when assets and liabilities are not subject to rate repricing within the same period. As shown by the table entitled "Analysis of Interest Rate Sensitivity," at December 31, 1996, interest sensitive assets repricing within each period of less than one year ranged from 78% to 103% of interest sensitive liabilities repricing in the comparable periods. When non-rate sensitive assets and liabilities are excluded, the interest sensitive assets in each remaining period beyond one year exceed interest sensitive liabilities repricing in the comparable periods. Management of interest rate sensitivity is monitored by the Asset/Liability Investment Committee of The Adams National Bank which meets monthly and includes members of The Adams National Bank's Board of Directors as well as The Adams National Bank's officers.

     The Committee considers, among other things, the sensitivity of major asset and liability categories to anticipated interest rate changes. AANB does not necessarily attempt to maintain a matched position for each time frame. While interest sensitivity analysis is a useful tool for asset/liability management, limitations exist which make it difficult to predict AANB's net interest income solely on the basis of the interest sensitivity position. For example, the relationship between interest rates earned on loans, particularly the prime rate, and interest rates paid on deposits is not constant over time. Despite these limitations, in an effort to better predict the effect of possible interest rate changes on net interest income, AANB also prepares an analysis of the effect on net interest income of interest rate shocks of 1%, 2% and 3% in either direction. Based on AANB's interest sensitivity position and the analyses performed of the effect of interest rate movements at December 31, 1996, net interest income will not be materially impacted by either a rising or declining interest rate environment.

                     Analysis of Interest Rate Sensitivity
                             At December 31, 1996
                                (In thousands)

                                                     0-90    91-180     181-365        Rate    Sensitive &
                                                     Days      Days        Days    Sensitive   Over 1 Year       Total
                                                    -----     -----       -----    ---------   -----------      ------
Interest-earning assets:
 Loans                                           $ 30,263   $ 7,490    $ 18,407     $ 56,160      $ 16,853    $ 73,013

 Securities/1/                                      2,172     6,122       2,550       10,844        12,002      22,846
 Short-term investments                             4,197        --       1,382        5,579            --       5,579
Noninterest-earning assets                             --        --          --           --        10,724      10,724
                                                  -------    ------     -------      -------       -------     -------

  Total assets                                     36,632    13,612      22,339       72,583        39,579    $112,162
                                                                                                               =======

Interest-bearing liabilities:
 Deposits/2/                                       44,732    10,108      13,353       68,193         3,284    $ 71,477
 Short-term borrowings                              1,916        --          --        1,916            --       1,916
 Long-term borrowings/debt                             17        13          27           57         1,082       1,139
Noninterest-bearing sources                            --        --          --           --        37,630      37,630
                                                  -------    ------     -------      -------       -------     -------

  Total liabilities and Stockholders' equity       46,665    10,121      13,380       70,166        41,996    $112,162
                                                                                                               =======
Excess (deficiency) of interest sensitive
 assets over like liabilities:
  For the period                                 $(10,033)  $ 3,491    $  8,959     $  2,417      $ (2,417)
  Cumulative                                      (10,033)   (6,542)      2,417
Rate sensitive assets
 rate sensitive liabilities:
  Cumulative                                        0.78x     0.88x       1.03x

------------
1    Includes both investment securities and available for sale securities.

2 NOW and savings accounts are reflected in the 181-365 days classification, based on AANB's evaluation of historical runoff and interest sensitivity of these deposits.

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

Overview

     Total assets of AANB and The Adams National Bank were $120,859,000 at
June 30, 1997 as compared to $112,162,000 at December 31, 1996. Total assets at June 30, 1997 increased by $8,697,000 from December 31, 1996 predominantly due to increases in loans of $11,615,000, offset by decreases in securities of $2,751,000. Total deposits increased by $8,407,000 during the same period to $103,562,000 at June 30, 1997 due primarily to increases in demand deposits and certificates of deposit, partially offset by normal fluctuations in money market accounts.

     AANB reported net income for the first six months of 1997 of $486,000, or $0.30 per share, for an annualized return on average assets of .89% and an annualized return on average equity of 7.38%. This compares with return on assets of 1.12% and return on equity of 14.34% for the first six months of 1996. Net income for the first six months of 1997 remains virtually unchanged from the $485,000 net income, or $0.56 per share, recorded for the first six months of 1996. Income before taxes of $796,000 for the first six months of 1997 reflects a 3%
increase over the comparable 1996 period. Increases in net interest income and other income, partially offset by increases in operating expenses associated with the opening of a new branch in the fourth quarter of 1996 and professional fees, accounted for the growth in net income. Net income per share declined during this period as a result of the issuance of 795,500 shares of common stock in the public stock offering completed in the third quarter of 1996.

Analysis of Net Interest Income

     Net interest income, the most significant component of AANB's earnings, increased by $487,000, or 22%, to $2,659,000 for the first six months of 1997 as compared to $2,172,000 for the comparable 1996 period. Average earning assets for the first six months of 1997 of $103,649,000 increased by $22,808,000, or 28%, over the comparable 1996 period. The increase in net interest income resulted from increased earning assets, an increase in the average loan to deposit ratio of 82% for the first six months of 1997 from 78% for the comparable prior year period and a 10% increase in average demand deposit accounts during the same period. The net interest spread for the first six months of 1997 of 3.77% and a net interest margin of 5.18% for the same period, reflected decrease of 32 basis points and 22 basis points, respectively, from the prior year.

Other Income

     Total other income increased by approximately $194,000, or 47%, to $602,000 for the first six months of 1997, primarily due to increased income recognized on ATM transactions resulting from the implementation in September 1996 of the $1.00 surcharge on noncustomer ATM transactions.

Other Expense

     Salaries and benefits of $1,083,000 for the first six months of 1997 increased by $199,000, or 22%, over the first six months of 1996, due primarily to an increase in the number of employees attributable to the new branch, normal merit increases and associated increases in employee benefits. Net occupancy expense of $473,000 for the first six months of 1997 reflects an increase of $117,000, or 33%, from one year earlier due both to the opening of the new branch during 1996 and additional depreciation expense of a local area network installed in the later part of the second quarter of 1996. It is anticipated that both salaries and benefits and net occupancy expense will increase during the second half of 1997, with the opening of The Adams National Bank's fifth branch scheduled for the fall of 1997. Professional fees of $151,000 for the first six months of 1997 increased by $136,000 from one year earlier due primarily to consulting expenses incurred in connection with augmenting AANB's compliance infrastructure as well as to partial reimbursement during 1996 by the Small Business Administration ("SBA") of legal fees incurred for the workout of two troubled SBA guaranteed loans. Data processing expense of $213,000 for the first six months of 1997 increased by $39,000, or 23%, over the prior year due to the opening of the new branch as well as increased activity levels and item charges. Other operating expense of $546,000 for the first six months of 1997 reflects an increase of $165,000, or 44%, over the prior year due primarily to increases in advertising, public relations, printing and regulatory fees, as well as increases in administrative and overhead expenses associated with opening the new branch.

Income Tax Expense

     Income tax expense of $309,000 for the first six months of 1997 reflects an increase of $24,000 over the $286,000 tax expense recorded one year earlier due to an increases in pretax income. AANB's effective tax rate for the first six months of 1997 increased to 39% from approximately 37% for the first six months of 1996.

Analysis of Loans

     The loan portfolio at June 30, 1997 of $84,628,000 increased by $11,615,000, or 16%, as compared to the December 31, 1996 balance of $73,013,000 primarily as a result of increased lending activity in the first six months of 1997 associated with the arrival of The Adams National Bank's new Chief Lending Officer in January 1997. New loans of $18,449,000, exclusive of short-term loans and lines of credit, were originated in the first six months of 1997. Loan principal payments of $6,843,000 offset only a portion of this increase. The loan to deposit ratio at June 30, 1997 was 82% as compared to 77% at December 31, 1996. On average, the loan to deposit ratio for the first six months of 1997 was 82% as compared to 78% during the comparable period of the prior year.

     Loan concentrations at June 30, 1997 and December 31, 1996 are summarized as follows:

                              Loan Concentrations
                     At June 30, 1997 and December 31, 1996

                                                    June 30,           December 31,
                                                      1997                1996
                                                      ----                ----
     Service industry                                  39%                 38%
     Real estate development/finance                   26                  30
     Wholesale/retail                                  24                  22
     Other                                             11                  10
                                                      ---                 ---
      Total                                           100%                100%
                                                      ===                 ===

Analysis of Investments

     Securities available for sale totaling $8,675,000 matured during the first six months of 1997 as compared to purchases of $6,944,000 during the same period. These securities transactions coupled with scheduled amortization and accretion for the first six months accounted for the $1,628,000 decrease in the available for sale portfolio to $9,578,000 at June 30, 1997 as compared to $11,205,000 at December 31, 1996. Long-term investment purchases of $1,048,000 partially offset by maturities totaling $2,150,000 and normal pay downs on mortgage-backed and other amortizing securities, account for the $1,124,000 decrease in long-term investments to $10,517,000 at June 30, 1997 from $11,641,000 at December 31, 1996. Proceeds from maturing securities net of reinvestments were used to fund new loans.

     Short-term investments decreased by $250,000 to $5,329,000 at June 30, 1997 from December 31, 1996 due to normal fluctuations in The Adams National Bank's liquidity.

Noninterest-Earning Assets

     Cash and due from banks of $9,570,000 at June 30, 1997 decreased by $215,000 from the December 31, 1996 balance of $9,785,000. Large deposits were received from one of The Adams National Bank's large commercial customers at both June 30, 1997 and December 31, 1996. The deposits were not available for investment with other financial institutions until the business day following those dates.

Deposits

     Total deposits of $103,562,000 at June 30, 1997 increased by $8,407,000, or 9%, from the December 31, 1996 balance of $95,155,000. Demand deposits of $26,618,000 at June 30, 1997 reflect a $2,940,000, or 12%, increase from the $23,678,000 balance at December 31, 1996 due principally to growth in the deposits of The Adams National Bank's new branch as well as an increase in The Adams National Bank's official checks outstanding. Normal fluctuations in the deposits of both personal and nonprofit accounts make up the majority of the $318,000 decrease in NOW accounts to $7,722,000 at June 30, 1997 as compared to $8,040,000 at December 31, 1996. Money market accounts of $25,317,000 at June 30, 1997 decreased by $4,216,000 from the $29,533,000 balance reported at December 31, 1996 due primarily to normal fluctuations in the balances of some of The Adams National Bank's large corporate customers. Certificates of deposit at June 30, 1997 of $42,304,000 increased by $9,780,000 from the $32,524,000 balance at December 31, 1996, with certificates of deposit $100,000 and over increasing by $6,858,000 and certificates of deposit under $100,000 increasing by $2,921,000. The increase in certificates of deposit over $100,000 is primarily due to increases in both brokered deposits and collateralized government deposits, while the increase in certificates of deposit under $100,000 is primarily due to both new products and the new branch opened in the fall of 1996.

     Average noninterest-bearing demand deposits for the first six months of 1997 of $23,388,000 increased by $2,215,000, or 10%, from the comparable 1996 period, while average interest-bearing deposits increased by $13,008,000 during the same period to $69,332,000. Average NOW accounts for the first six months of 1997 of $7,451,000 decreased by $178,000. Average money market deposits for the first six months of 1997 of $23,144,000 increased by $2,389,000 over the prior year's average balance. Average certificates of deposit $100,000 and over increased by $10,013,000 to $20,581,000 for the first six months of 1997 as compared to the first six months of 1996 due principally to increases in both collateralized government deposits and brokered deposits. Average certificates of deposit under $100,000 for the first six months of 1997 of $16,604,000 increased by $529,000 over the comparable period of the prior year primarily due to the issuance of brokered deposits during the first quarter of 1997. Average noninterest-bearing deposits to average total deposits during the first six months of 1997 represent 25% as compared to 27% one year earlier.

Asset Quality

     Loan Portfolio and Adequacy of Allowance for Loan Losses

     As a result of improvement in the quality of the loan portfolio over the last few years as well as relatively low levels of net charge-offs from mid 1994 through mid 1996, AANB did not record a provision for loan losses. Nonetheless, the unallocated portion of AANB's allowance for loan losses continued to increase. In the last half of 1996, AANB reversed $275,000 of loan loss provision. Throughout this process, AANB continues to recognize the risk characteristics of the loan portfolio, including specific reserves for problem credits and general reserves for the overall loan portfolio, and deems the allowance for loan losses of $1,116,000 at June 30, 1997 to be adequate. The allowance for loan losses as a percentage of outstanding loans at June 30, 1997 was 1.32%, down from the 1.44% reported at December 31, 1996. Both the total dollar amount of the allowance for loan losses, as well as the portion of the allowance for loan losses which is not allocated to any particular component of the loan portfolio at June 30, 1997 have increased from December 31, 1996. The unallocated portion of the allowance for loan losses of $126,000 increased from the December 31, 1996 level of $117,000 despite the 16% growth in the total loan portfolio.

                    Allocation of Allowance for Loan Losses
                    At June 30, 1997 and December 31, 1996
                                (In thousands)

                                                         June 30,               December 31,
                                                            1997                      1996
                                                  ------------------------  ------------------------
                                                  Reserve    % of loans     Reserve    % of loans
                                                  Amount   to total loans   Amount   to total loans
                                                  -------  ---------------  -------  ---------------
Commercial                                         $  465            46.7%   $  438            53.8%
Real estate - commercial mortgage                     400            40.3       360            33.9
Real estate - residential mortgage                     20             3.5        19             3.6
Real estate - construction                             37             6.5        31             5.7
Installment                                            68             3.0        83             3.0
Unallocated                                           126              --       117              --
                                                   ------           -----    ------           -----
    Total                                          $1,116           100.0%   $1,048           100.0%
                                                   ======           =====    ======           =====

     Transactions in the allowance for loan losses for the six months ended June 30, 1997 and 1996 are summarized as follows:

            Transactions in the Allowance for Loans Losses for the
                    Six Months Ended June 30, 1997 and 1996
                                (In thousands)

                                               1997      1996
                                              ------    ------
    Balance at January 1                      $1,048    $1,274

      Recoveries:
        Commercial                                89        31
        Real estate - mortgage                    16         1
        Installment to individuals                10        17
                                              ------    ------
          Total recoveries                       115        49

      Loans charged off:
        Commercial                                (3)      (41)
        Installment to individuals               (44)      (21)
                                              ------    ------
          Total charge-offs                      (47)      (62)
                                              ------    ------
        Net recoveries (charge-offs)              68       (13)
                                              ------    ------
    Balance at March 31                       $1,116    $1,261
                                              ======    ======
    Ratio of net recoveries (charge-offs)
     to average loans /(1)/                     0.09%     0.04%
                                              ======    ======

------------------------
(1) Ratio of net charge-offs to average loans is computed on an annualized basis for the six months ended June 30, 1997 and 1996.

     Nonperforming Assets

     Nonaccrual loans at June 30, 1997 of $966,000 are up by $3,000 from the $963,000 reported at December 31, 1996. Nonaccrual loans at June 30, 1997 include loans guaranteed by the SBA totaling $653,000. Banking regulations require that the full balance of these loans be placed on nonaccrual status, despite the SBA guarantee on an average of 100% of the total. Restructured loans at June 30, 1997 of $571,000 remain virtually unchanged from the $573,000 reported at December 31, 1996. Loans past due 90 days or more increased to $177,000 at June 30, 1997 from $153,000 at December 31, 1996 due principally to the addition of three loans to two borrowers at June 30, 1997.

                       Analysis of Nonperforming Assets
                    At June 30, 1997 and December 31, 1996
                                (In thousands)


                                                       June 30,      December 31,
                                                         1997           1996
                                                         ----           ----
     Nonaccrual loans:
       Commercial                                       $  966         $  863
       Real estate - commercial mortgage                    --            100
                                                        ------         ------
        Total nonaccrual loans/(1)/                        966            963
                                                        ------         ------

     Past due loans:
       Commercial                                          177             --
       Real estate - commercial mortgage                    --            142
       Installment - individuals                            --             11
                                                        ------         ------
        Total past due loans                               177            153
                                                        ------         ------

     Restructured loans:
       Commercial                                          571            573
                                                        ------         ------
        Total restructured loans                           571            573
                                                        ------         ------

        Total nonperforming assets                      $1,714         $1,689
                                                        ======         ======
      Total nonperforming assets exclusive of
         SBA guaranteed balances                        $1,072         $1,094
                                                        ======         ======

     Ratio of nonperforming assets
       to gross loans plus foreclosed properties/(2)/     2.03%          2.31%
     Ratio of nonperforming assets to total
       assets/(2)/                                        1.42%          1.51%
     Percentage of allowance for loan losses to
       nonperforming assets/(2)/                         65.11%         62.05%

--------------------------
(1) Nonaccrual loans include $653,000 and $607,000 in loans guaranteed by the SBA at June 30, 1997 and December 31, 1996, respectively. The outstanding balance of these loans are insured for 98.3%, or $642,000 and 97.9%, or $594,000, respectively.

(2)  Ratios include SBA guaranteed loan balances.

     Potential Problem Loans

     At June 30, 1997 and December 31, 1996, respectively, loans totaling $1,029,000 and $781,000 were classified as potential problem loans which are not reported in the table entitled "Analysis of Nonperforming Assets." The loans are subject to management attention as a result of financial difficulties of the borrowers and their classification is reviewed on a quarterly basis. All of the potential problem loans at June 30, 1997 are partially to fully secured. At December 31, 1996, 91% of potential problem loans were partially to fully secured, with $66,000 of the remaining 9%, or $73,000, guaranteed by the SBA. The $248,000 increase in potential problem loans from December 31, 1996 to June 30, 1997 is primarily attributable to the addition in 1997 of three potential problem loans offset by the transfer of one loan to nonaccrual status.

     Impaired Loans

     At June 30, 1997 and December 31, 1996, respectively, loans totaling $2,091,000 and $1,955,000 were classified as impaired loans, all of which are reported above as nonaccrual, restructured or potential problem loans.

Interest Sensitivity

     Through The Adams National Bank's Asset/Liability Investment Committee, sensitivity of net interest income to fluctuations in interest rates is considered through analysis of the interest sensitivity positions of major asset and liability categories. As a result of inherent limitations in this type of analysis, AANB does not necessarily attempt to maintain a matched position for each time frame. To augment this analysis, AANB also prepares an analysis of the effect on net interest income of 1%, 2% and 3% interest rate movements in either direction. Based on the AANB's interest sensitivity position and the analyses performed on the effect of interest rate movements at June 30, 1997 net interest income will not be materially impacted by either a rising or declining interest rate environment.

Liquidity and Capital Resources

     Liquidity

     Principal sources of liquidity are cash and unpledged assets that can be readily converted into cash, including investment securities maturing within one year, the available for sale security portfolio and short-term loans. In addition to $14,900,000 in cash and short-term investments at June 30, 1997, AANB has a securities portfolio which can be pledged to raise additional deposits and borrowings, if necessary. At June 30, 1997, AANB had $3,729,000 in unpledged securities which were available for such use. As a percentage of total assets, the amount of these cash equivalent assets at June 30, 1997 and December 31, 1996 was 15% and 20%, respectively. Normal fluctuations in the deposit levels of some of AANB's large corporate customers resulted in corresponding fluctuations in the AANB's liquidity position (short-term investments). The Adams National Bank's liquidity needs are mitigated by the sizeable base of relatively stable funds which includes demand deposits, NOW and money market accounts, savings deposits and nonbrokered certificates of deposit under $100,000 (excluding financial institutions and custodial funds raised under deposit acquisition programs) representing 70% of average total deposits for the six months ended June 30, 1997 and 79% of average total deposits for the year ended December 31, 1996. In addition, The Adams National Bank has unsecured lines of credit from correspondent financial institutions which can provide up to an additional $3,000,000 in liquidity as well as access to other collateralized borrowing programs. AANB maintained an average loan to deposit ratio of 82% and 76% for the first six months of 1997 and the year ended December 31, 1996, respectively, and can access collateralized deposit programs through U.S. government agencies to raise additional deposits, when liquidity needs dictate.

     Through its membership in the Federal Home Loan Bank of Atlanta (the "FHLB"), which serves as a reserve or central bank for member institutions within its region, The Adams National Bank is eligible to borrow up to approximately $1,501,000 in funds from the FHLB collateralized by loans secured by first liens on one to four family, multifamily and commercial mortgages as well as investment securities. At June 30, 1997, $1,109,000 in borrowings from the FHLB were outstanding. The Adams National Bank is eligible to increase the maximum amount to be borrowed by $7,499,000 with the purchase of up to $1,648,000 in additional stock in the FHLB. AANB has adequate resources to meet its liquidity needs.

     In June 1997 AANB entered into the Agreement. The Cash Consideration in connection with the Holding Company Merger is expected to be funded through both internally generated funds as well as external funding sources (approximately
$3 million). Although at this time no definitive agreement has been entered into for the external funds, management of AANB believes that the funds are obtainable at commercially reasonable rates.

     Increases in deposit levels comprise the majority of AANB's net cash inflows from financing activities for the first six months of 1997. Loan originations, net of repayments and maturities of securities, during the first six months of 1997 constitute the majority of AANB's cash outflows from investing activities.

     Stockholders' Equity

     In the third quarter of 1996, AANB completed a stock offering issuing 795,500 shares at a price of $8.75 per share, resulting in net proceeds to AANB of $6,019,000 after underwriting discounts, commissions and expenses. Of these proceeds, $219,000 was used to fund a loan to The Adams National Bank Employee Stock Ownership Plan with 401(k) Provisions ("ESOP") to purchase stock in that public offering. Immediately prior to the stock offering, AANB increased the number of shares of authorized Common Stock from 800,000 to 5,000,000, reduced the par value to $0.01 per share and effected a three-for-one stock split in the form of a stock dividend of two shares of Common Stock for each share of Common Stock issued and outstanding. As of July 12, 1996, the effective date of the offering, AANB's Common Stock was approved for listing on the Nasdaq/NMS.

     Stockholders' equity at June 30, 1997 of $13,329,000 increased by $189,000 from December 31, 1996. Common stock issued through the exercise of options granted under the Employee Incentive Stock Option Plan coupled with dividends paid on allocated shares of the Employee Stock Ownership Plan with 401(k) Provisions accounted for a portion of this increase. Net income of $486,000 for the first six months of 1997 and an $18,000 increase in unrealized losses on securities, net of taxes, were partially offset by dividends declared during the quarter of $326,000. Average stockholders' equity as a percentage of average total assets for 1997 was 12.01% as compared to 7.80% for the comparable prior year period.

     The following table presents AANB's and The Adams National Bank's capital position relative to their various minimum statutory and regulatory capital requirements at December 31, 1996. AANB and The Adams National Bank are considered "well-capitalized" under regulatory guidelines.

                                             Company                             Bank               Minimum
                                       ------------------                 -----------------         Capital
                                       Amount       Ratio                 Amount      Ratio       Requirements
                                       ------       -----                 ------      -----       ------------
                                                              (Dollars in thousands)

Leverage ratio/1/                     $ 13,345      12.07%                $ 8,049       7.44%         4.00%
Tier 1 risk-based ratio/2/              13,345      14.59                   8,049       9.01          4.00
Total risk-based ratio/2/               14,461      15.81                   9,140      10.23          8.00
---------------------

1  Based on annual average assets
2  Based on risk-adjusted assets

Changes in Accounting Principles

     For a discussion of changes in accounting principles, see Note 1 of the Notes to Consolidated Financial Statements.

Factors Affecting Future Results

     In addition to historical information, this unaudited financial information includes certain forward looking statements based on current management expectations. AANB's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of The Adams National Bank's loan and investment portfolios, changes in ownership status resulting in the loss of eligibility for participation in government and corporate programs for minority and women-owned banks, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the AANB's operations, markets, products, services and prices.

              PRO FORMA COMBINED FINANCIAL STATEMENTS (Unaudited)

     The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes to pro forma combined financial statements and with the historical consolidated financial statements, including the notes thereto, of AANB that are incorporated by reference in this Proxy Statement/Prospectus and the historical consolidated financial statements, including the notes thereto, of Ballston included elsewhere herein. The historical interim financial information for the six months ended June 30, 1997, used as a basis for the pro forma condensed combined financial statements, include all necessary adjustments, which in management's opinion, are necessary to present the data fairly.

     The following unaudited pro forma combined balance sheet gives effect to the Holding Company Merger as if it had been consummated on June 30, 1997. The following unaudited pro forma combined income statements for the six months ended June 30, 1997 and for the year ended December 31, 1996 set forth the results of operations of AANB combined with the results of operations of Ballston as if the Holding Company Merger had been consummated at the beginning of the respective periods. The pro forma combined per share data give effect to the assumed issuance of 554,226 shares of AANB Common Stock, which assumes that none of the outstanding stock options to purchase Ballston Stock are exercised. The unaudited pro forma condensed combined financial statements include pro forma adjustments which are based on certain assumptions using the purchase method of accounting. The actual purchase accounting adjustments will be made on the basis of evaluations as of the date of consummation of the Holding Company Merger and, therefore, will differ from those reflected in these statements.

     These unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial position that actually would have occurred if the Holding Company Merger had been consummated on the date assumed above nor is it necessarily indicative of future operating results or financial position that may be achieved in the future.

                      ABIGAIL ADAMS NATIONAL BANCORP, INC.

                        PRO FORMA COMBINED BALANCE SHEET
              REFLECTING THE ACQUISITION OF BALLSTON BANCORP, INC.
                                  JUNE 30, 1997
                            (UNAUDITED; IN THOUSANDS)


                                                                                  PRO FORMA
                                                                                 ADJUSTMENTS
                                                                           -----------------------
                                                                                                            AANB/
                                                                                                            BALLSTON
                                        AANB            BALLSTON                                            PROFORMA
                                     HISTORICAL        HISTORICAL          DEBIT            CREDIT          COMBINED
                                     ----------        ----------          -----            ------          --------
ASSETS
Cash and due from banks ............  $   9,570         $   2,714                                          $  12,284
Interest bearing deposits in
   other banks .....................      1,479             2,388                                              3,867
Federal funds sold .................      3,850             4,308                            4,437(A)          3,721
Securities available for sale ......      9,578             4,247                                             13,825
Investment securities ..............     10,517            13,055                               17(B)         23,555
Loans ..............................     84,628            43,147                              403(C)        127,372
     Allowance for loan losses .....     (1,116)             (623)                                            (1,739)
                                      ---------         ---------                        ---------         ---------
              Net Loans ............     83,512            42,524                              403           125,633
Bank premises and equipment, net ...        893               607                                              1,500
Other real estate ..................         --             1,074                               --(D)          1,074
Goodwill ...........................         --                --          6,750(E)                            6,750
Other assets .......................      1,460               789            170(F)                            2,419
                                      ---------         ---------      ---------         ---------         ---------

        TOTAL ASSETS ...............  $ 120,859         $  71,706      $   6,920         $   4,857         $ 194,628
                                      =========         =========      =========         =========         =========

LIABILITIES
Deposits:
  Noninterest bearing ..............  $  26,618         $  12,610                                          $  39,228
  Interest bearing .................     76,944            44,844            155(G)                          121,633
                                      ---------         ---------      ---------         ---------         ---------
             Total Deposits ........    103,562            57,454            155                             160,861
Short-term borrowings ..............      1,824             5,264                                              7,088
Long-term debt .....................      1,109               681                               88(H)          1,878
Acquisition debt ...................                                                         3,000(I)          3,000
Other liabilities ..................      1,035               440                                              1,475
                                      ---------         ---------      ---------         ---------         ---------
     TOTAL LIABILITIES .............  $ 107,530         $  63,839            155         $   3,088         $ 174,302
                                      =========         =========      =========         =========         =========

STOCKHOLDERS' EQUITY
  Common stock .....................         17               324            324(J)              5(J)             22
  Surplus ..........................     12,182             6,631          6,631(K)          6,992(K)         19,174
  Retained earnings ................      1,352               921            921(L)                            1,352
  Employee stock ownership shares ..       (177)               --                                               (177)
  Treasury stock ...................        (29)               --                                                (29)
  Net unrealized loss on securities.        (16)               (9)            (9)(L)                             (16)
                                      ---------         ---------      ---------         ---------         ---------

     TOTAL STOCKHOLDERS'
        EQUITY .....................     13,329             7,867          7,867             6,997            20,326
                                      ---------         ---------      ---------         ---------         ---------

     TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY .......  $ 120,859         $  71,706      $   8,022         $  10,085         $ 194,628
                                      =========         =========      =========         =========         =========

                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                    NOTES TO PRO FORMA COMBINED BALANCE SHEET
                                  JUNE 30, 1997
            (UNAUDITED; DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


(A) AANB intends to utilize $4,437,000 of federal funds sold as a source of funds for the cash portion of the Exchange Price. The total cash component of the acquisition price is calculated below:

        Shares of Ballston Common Stock
         outstanding at June 30, 1997                     1,619,474
        Cash payment per share                          $    4.3206
                                                          ---------
        Cash portion of the Exchange Price              $ 6,997,100
        Estimated acquisition costs                         440,000
                                                          ---------

        Total estimated cash payment by AANB            $ 7,437,100
                                                          =========

   The funds for the cash portion of the acquisition price were assumed to come from the following sources:

   Redemption of cash from federal funds sold           $ 4,437,100

   Issuance of long-term debt (see note I)                3,000,000
                                                          ---------
                                                        $ 7,437,100
                                                          =========

   The remaining acquisition price will be in the form of Abigail Adams National Bancorp, Inc. Common Stock as shown below:

        Shares of Ballston Common Stock
         outstanding at June 30, 1997                     1,619,474
        Stock portion                                           50%
        Exchange ratio                                      .684452
                                                          ---------
        Total shares of AANB Common Stock to be issued      554,226
                                                          =========

        Fractional shares are not determinable at this time. Cash will be paid in lieu of fractional shares at a rate of $8.64 per full share of Ballston Bancorp, Inc. common stock.

(B) The adjustment to investment securities reflects the write-down of Ballston's portfolio to its estimated market value.

(C) The adjustment to loans reflects the write-down of Ballston's portfolio to its estimated market value by discounting the portfolio using the earlier of the estimated remaining lives or earliest repricing date of the various types of loans at estimated current interest rates.

(D) Other real estate is recorded at Ballston's book value. Appraisals will be performed prior to closing and actual values may differ from book value. Any adjustments necessary to record the other real estate at fair value will result in a purchase price adjustment and will not affect the recorded amount of AANB's goodwill.

(E)     The purchase price and allocation of purchase price are as follows:

   Consideration to be paid to Ballston stockholders:
        Cash.................................................       $6,997,100
        AANB Common Stock (554,226) shares @ $12.625.........        6,997,100

   Acquisition fees paid to advisors.........................          440,000
                                                                       -------

   Total Purchase Price......................................      $14,434,200
                                                                    ==========

   The $12.625 share value reflects the average closing price of AANB Common Stock on June 17, 1997, the last trading day prior to the announcement of the intention to acquire Ballston.

   The purchase price has been allocated as follows:
   Historical net book value of Ballston.....................       $7,867,000
   Adjustments to fair value of assets and liabilities:
        Loans (see note C)...................................         (403,000)
        Investments (see note B).............................          (17,000)
        Deferred income taxes (see note F)...................          170,500
        Deposits (see note G)................................          154,600
        Long-term debt (see note H)..........................          (88,200)

   Adjustment to goodwill (see notes B, C, F, G, and H)......        6,750,300
                                                                     ---------

        Total purchase price.................................      $14,434,200
                                                                    ==========

(F) Represents the deferred tax asset created by tax effecting the adjustment of Ballston's assets and liabilities to fair market value.

(G) Reflects the adjustment of deposits to their estimated market value by discounting such liabilities using the estimated remaining lives of the various types of deposits and estimated current interest rates.

(H) Reflects the adjustment of borrowed funds to their estimated market value by discounting such liabilities using the estimated remaining lives of the advances and estimated current interest rates.

(I) The $3,000,000 adjustment to borrowings reflects the incurrence of long-term debt by AANB to partially finance the cash portion of the acquisition price. For purposes of the proforma financial statements, the debt is assumed to bear a fixed rate of interest of 9.00%, with interest only payments for the first year and principal and interest payments for the remaining five years, to be collateralized by stock of The Adams National Bank. As AANB has not yet finalized the terms of the debt, the actual terms may differ.

(J) Represents the elimination of Ballston's Common Stock and the issuance of 554,226 shares of AANB Common Stock at a par value of $.01 per share.

(K) Represents the elimination of Ballston's Surplus and the issuance of 554,226 shares of AANB Common Stock at the current market value of $12.625 per share on June 30, 1997.

(L) Represents the elimination of Ballston's retained earnings and unrealized loss on securities.

                      ABIGAIL ADAMS NATIONAL BANCORP, INC.

                     PRO FORMA COMBINED STATEMENT OF INCOME
              REFLECTING THE ACQUISITION OF BALLSTON BANCORP, INC.
                         SIX MONTHS ENDED JUNE 30, 1997
                (UNAUDITED; IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                           AANB/
                                                                   AANB           BALLSTON        PRO FORMA               BALLSTON
                                                                HISTORICAL       HISTORICAL      ADJUSTMENTS              PRO FORMA
                                                                ----------       ----------      -----------              COMBINED
                                                                                                 DEBIT CREDIT             --------
Interest income:
     Interest and fees on loans...........................         $3,601           $2,040                 $ 72(B)          $5,713
     Securities:
          Taxable.........................................            605              603                    3(C)           1,211
          Tax-exempt......................................              8               --                                       8

     Short-term investments...............................            180              180       120(A)                        240
                                                                   ------           ------      -------                     ------

               TOTAL INTEREST INCOME .....................          4,394            2,823                                   7,172

Interest expense:
     Deposits.............................................          1,632              953        71(D)                      2,656
     Federal funds purchased and repurchase agreements....             64              141                                     205
     Long-term debt.......................................             39               26       135(F)       1(E)             199
                                                                   ------           ------      -------    -------          ------

               TOTAL INTEREST EXPENSE.....................          1,735            1,120                                   3,060
                                                                   ------           ------                                  ------

                        NET INTEREST INCOME...............          2,659            1,703                                   4,112

Provision for loan losses.................................             --               30                                      30
                                                                   ------           ------                                  ------

               NET INTEREST INCOME AFTER
               PROVISION (BENEFIT) FOR LOAN
               LOSSES.....................................          2,659            1,673                                   4,082

Other income:
     Service charges on deposit accounts..................            564               97                                     661
     Other income.........................................             38              128                                     166
                                                                   ------           ------                                  ------

               TOTAL OTHER INCOME.........................            602              225                                     827

Other Expense:
     Salaries and employee benefits.......................          1,083              638                   53(H)           1,668
     Occupancy and equipment expense, net.................            473              204                                     677
     Professional fees....................................            151              142                                     293
     Data processing fees.................................            213              114                                     327
     Other operating expense .............................            546              289       225(G)                      1,060
                                                                   ------           ------      -------                     ------

                    TOTAL OTHER EXPENSE...................          2,466            1,387                                   4,025
                                                                   ------           ------                                  ------

                    INCOME BEFORE INCOME TAXES............            795              511                                     884

     Applicable income tax expense........................            309              179                   81(I)             407
                                                                   ------           ------      -------    -------          ------

                    NET INCOME............................         $  486           $  332      $551       $210             $  477
                                                                   ======           ======      =======    =======          ======

   Net income per share: (J)
   Net income.............................................           $.30             $.21                                    $.22
    Primary...............................................                                                                     .21
    Fully diluted.........................................                                                                     .21

     Weighted Average Number of Shares:
          Net income......................................      1,630,559        1,619,474  (1,619,474)  554,226       2,184,785
          Primary.........................................                                                             2,254,619
          Fully diluted...................................                                                             2,263,199

See Notes to Pro Forma Combined Statements of Income.

                      ABIGAIL ADAMS NATIONAL BANCORP, INC.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      TWELVE MONTHS ENDED DECEMBER 31, 1996
                (UNAUDITED; IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              PRO FORMA            ADAMS/BALLSTON
                                                             ADAMS          BALLSTON         ADJUSTMENTS              PRO FORMA
                                                          HISTORICAL       HISTORICAL        DEBIT CREDIT             COMBINED
                                                          ----------       ----------        -----------              --------
Interest income:
     Interest and fees on loans.........................     $6,072          $3,972                   $118(B)         $10,162
     Securities:
          Taxable.......................................        755           1,119                      6(C)           1,880
          Tax-exempt....................................         --              --                                      --

     Short-term investments.............................        746             389          240(A)                       895
                                                             ------          ------          ------                       ---
               TOTAL INTEREST INCOME ...................      7,573           5,480                                    12,937

Interest expense:
     Deposits...........................................      2,811           1,926          141(D)                     4,878
     Federal funds purchased and repurchase agreements..        105             263                                       368
     Long-term debt.....................................         17              36          270(F)      3(E)             320
                                                             ------          ------          ------      ----           -----

               TOTAL INTEREST EXPENSE...................      2,933           2,225                                     5,566
                                                             ------           -----                                     -----

                        NET INTEREST INCOME.............      4,640           3,255                                     7,371

     Provision (benefit) for loan losses................       (275)             12                                     (263)
                                                             ------          ------                                     -----

               NET INTEREST INCOME AFTER
               PROVISION (BENEFIT) FOR LOAN LOSSES            4,915           3,243                                     7,634

Other income:
     Service charges on deposit accounts................        788             200                                       988
     Other income.......................................        165             164                                       329
                                                             ------          ------                                       ---

               TOTAL OTHER INCOME.......................        953             364                                     1,317

Other Expense:
     Salaries and employee benefits.....................      1,905           1,216                    105(H)           3,016
     Occupancy and equipment expense, net...............        777             398                                     1,175
     Professional fees..................................        143             154                                       297
     Data processing fees...............................        359             237                                       596
     Other .............................................        909             469          450(G)                     1,828
                                                              -----           -----          ------                     -----

               TOTAL OTHER EXPENSE......................      4,093           2,474                                     6,912
                                                              -----           -----                                     -----

               INCOME BEFORE INCOME TAXES...............      1,775           1,133                                     2,039

     Applicable income tax expense......................        648             392                    172(I)             868
                                                             ------          ------        -----       ------             ---

               NET INCOME...............................     $1,127         $   741       $1,101      $404             $1,171
                                                              =====          ======      =======      ====             ======

      Net income per share: (J)
             Net income.................................      $ .94           $ .46                                     $ .67

             Primary....................................                                                                  .65

             Fully diluted..............................                                                                  .65


      Weighted Average Number of Shares:

             Net income.................................  1,200,803       1,619,474   (1,619,474)  554,226          1,755,029
             Primary....................................                                                            1,800,543
             Fully diluted..............................                                                            1,815,378


See Notes to Pro Forma Combined Statements of Income




                      ABIGAIL ADAMS NATIONAL BANCORP, INC.

                NOTES TO PRO FORMA COMBINED STATEMENTS OF INCOME
                   For the Six Months Ended June 30, 1997 and
                    the Twelve Months Ended December 31, 1996
                                   (Unaudited)


(A) Represents the loss of earnings on the $4,437,000 of federal funds sold used to partially fund the cash portion of the acquisition price, at an average rate of 5.40% for the six months ended June 30,1 997 and for the year ended December 31, 1996.

(B) Represents the current period amortization of the adjustment to fair value of the loans of Ballston on the level yield method over an estimated average life of approximately 5 years.

(C) Represents the current period amortization of the Financial Accounting Standards Board ("FASB") No. 115 adjustment to fair value of the investment securities of Ballston using a method which approximates the level yield method over an estimated average life of 7.5 years.

(D) Represents the current period accretion of the adjustment to fair value of the interest-bearing deposits of Ballston on the level yield method over an estimated average life of approximately 1.5 years.

(E) Represents the current period accretion of the adjustment to fair value of the advances from the FHLB of Atlanta on the level yield method.

(F) Represents the current period interest expense on the long-term debt to be incurred in connection with the Merger, at an average rate of 9.00% for 1996 and the six months ended June 30, 1997. An average balance of $3,000,000 was assumed to be outstanding for both periods.

(G) Represents the current period write-off of the amortization expense on goodwill of $6,750,300 over an estimated life of 15 years.

(H) Represents savings in salaries and benefits costs due to duplication of positions based on current circumstances. Additional economies which may be obtained in the future are not reflected in these proforma financial statements.

(I) Represents the reduction in current period income tax expense with respect to the purchase accounting adjustments.

(J) Earnings per share are based upon the combined historical income of AANB and Ballston, including the effects of the proforma purchase accounting adjustments. For purposed of calculating proforma earnings per share the 554,226 shares of AANB Common Stock to be issued to Ballston's stockholders were assumed to be issued as of the beginning of each of the periods presented.

              CHANGES IN AND DISAGREEMENTS WITH AANB ACCOUNTANTS

     Upon recommendation of the Audit Committee, AANB solicited bids for the audit of AANB's financial statements. KPMG Peat Marwick LLP was previously AANB's and The Adams National Bank's principal independent public accountants in 1995 and had served AANB and The Adams National Bank in that capacity since their organization. On August 27, 1996, KPMG's appointment as principal accountants was terminated and Arthur Andersen LLP was engaged as principal accountants. The decision to change accountants was approved by the Audit Committee of the Board of Directors.

     In connection with the audits as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995 and the subsequent interim period through August 27, 1996, there were no disagreements with KPMG Peat Marwick LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

     The audit reports of KPMG Peat Marwick LLP on the consolidated financial statements of AANB and The Adams National Bank as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

                       DESCRIPTION OF AANB CAPITAL STOCK

Common Stock

     The authorized capital of AANB consists of 5,000,000 shares of AANB Common Stock, $.01 par value. As of the Record Date there were issued and outstanding ____________ shares of AANB Common Stock and _______ shares issuable upon the exercise of options to purchase AANB Common Stock. AANB Common Stock is listed on the Nasdaq/NMS under the symbol "AANB."

     Each holder of AANB Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of Stockholders. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors.

     The holders of shares of AANB Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of AANB, to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of AANB Common Stock. All of the shares of AANB Common Stock outstanding are legally issued, fully paid and nonassessable. The shares of AANB Common Stock to be issued to Ballston Stockholders in connection with the Holding Company Merger will be fully paid and non-assessable upon exchange and receipt of the shares of Ballston Stock.

Common Stock Purchase Rights; Shareholder Rights Plan

     On April 12, 1994, AANB's Board of Directors adopted a shareholders rights plan, the purpose of which was to provide the Board of Directors with adequate time to respond effectively to a takeover attempt and in a manner that would maximize value for all stockholders. Pursuant to the plan, the AANB Board declared a dividend of one common share purchase right (a "Right") for each outstanding share of AANB's Common Stock (the "Common Shares"). The dividend was paid on April 25, 1994 (the "1994 Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from AANB one share of AANB Common Stock, at a price of $20.11 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended on April 20, 1995 (the "Rights Agreement"), between AANB and The First National Bank of Maryland, as Rights Agent (the "Rights Agent").

     Until the earliest to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership or record ownership of 25% or more of the outstanding Common Shares; (b) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership or record ownership by a person or group of 25% or more of such outstanding Common Shares; or (c) the date a person or group of affiliated or associated persons is or becomes the beneficial or record owner of 15% or more of the outstanding Common Shares and (i) the actions of such person proposes to take are likely to have a material adverse impact on the business or prospects of AANB; (ii) such person intends to cause AANB to repurchase the Common Shares owned by such person; (iii) such person exercises or attempts to exercise a controlling influence over AANB; or (iv) such person transfers all or a portion of such Common Shares in a manner that results in a person owning 9.9% or more of the Common Shares (an "Adverse Person") (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached thereto.

     Notwithstanding the foregoing, the Rights Agreement, as amended on April 20, 1995, provides that neither (i) the entry by Marshall T. Reynolds into an agreement with Citibank to purchase certain pledged shares (the "Pledged Shares") or the purchase by Mr. Reynolds (or any of his permitted assignees) of the Pledged Shares nor (ii) the announcement, conduct or completion of the tender offer by Mr. Reynolds to the AANB Stockholders of AANB Common Stock (other than Citibank) at an offering price of $21.00 per Common Share, pursuant to that certain agreement between Mr. Reynolds and AANB dated as of the same date as the Rights Agreement (the "Tender Offer") would trigger the exercisability of the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2003 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by AANB. At any time prior to the date a person becomes an Acquiring Person or an Adverse Person, the AANB Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The terms of the Rights may be amended by the AANB Board without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date and, provided there is no Acquiring Person or Adverse Person, to extend the period during which the Rights may be redeemed, except that from and after such time as any person becomes an Acquiring Person or an Adverse Person no such amendment may adversely affect the interests of the holders of the Rights.

     In the event that AANB is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person or an Adverse Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or Adverse Person (which will thereafter be void), will thereafter have the right to receive upon exercise of a Right that number of Common Shares having a market value of two times the exercise price of the Right, but in no event will the purchase price per share be less than the par value of the Common Shares.

Delaware Business Combination Law

     Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203) with a publicly-owned Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became such or approved the business combination transaction, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by associated stock plans that do not provide associates with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of Stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Transfer Agent

     The transfer agent and registrar for the AANB Common Stock is American Stock Transfer & Trust Company, New York, New York.

Market for AANB'S Equity and Related Stockholder Matters

     As of July 12, 1996, AANB's Common Stock is quoted on Nasdaq/NMS under the symbol "AANB." Prior to that time, the stock was traded on a limited and sporadic basis in the over-the-counter market and reported in the "pink sheets."

     The following table sets forth the range of the high and low bid prices of AANB's Common Stock for 1995 and 1996 and the first two quarters of 1997 and is based upon information provided by the National Quotation Bureau, and the high and low closing bid prices as reported by Nasdaq/NMS for the remainder of 1996. The prices reported by the National Quotation Bureau reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions and may not have represented actual transactions. The information presented gives effect to three-for-one stock split in the form of a stock dividend which took place on July 9, 1996.


                                          Bid Prices of         Dividends
                                          Common Stock          Declared
                                          ------------          --------

Calendar Quarter Ended                    High      Low
----------------------                    ----      ---

March 31, 1995                           $5.00    $5.00            --
June 30, 1995                             5.50     5.00            --
September 30, 1995                        7.67     5.00            --
December 31, 1995                         8.17     7.33           $.17

March 31, 1996                           $8.25    $8.17           $.08
June 30, 1996                             8.33     7.83            .09
September 30, 1996                        8.75     8.00            .10
December 31, 1996                        11.25     8.50            .10

March 31, 1997                          $12.25   $11.25           $.10
June 30, 1997                            13.25    11.50            .10

     As of July 29, 1997, AANB had 728 Stockholders of record.

     AANB's ability to pay cash dividends is limited by the provisions of Delaware law, which permit the payment of dividends from either surplus or retained earnings. In addition, the ability of AANB to pay a cash dividend depends largely on The Adams National Bank's ability to pay a cash dividend to AANB. The National Bank Act imposes limitations on the amount of dividends that a national bank, such as The Adams National Bank, may pay without prior regulatory approval. Generally, the amount is limited to The Adams National Bank's current year's net earnings plus the retained net earnings for the two preceding years. See Note 12 of the Notes to Consolidated Financial Statements.

                   EXECUTIVE OFFICERS AND DIRECTORS OF AANB

                                                                       Director/Executive
Name                   Age   Position with AANB                        Officer Since
----                   ---   ------------------                        ------------------

Barbara Davis Blum     57    Chairwoman of the Board, President and    1986
                             Chief Executive Officer*

Kimberly J. Levine     40    Senior Vice President, Treasurer and      1988
                             Chief Financial Officer*

Kathleen Walsh Carr    50    Senior Vice President, Lending**          1997

Shireen L. Dodson      45    Director                                  1993

Susan Hager            52    Director                                  1992

Jeanne D. Hubbard      49    Director                                  1995

Clarence L. James, Jr  63    Director                                  1993

Steve Protulis         55    Director                                  1996

                                                              Director/Executive
Name                    Age    Position with AANB             Officer Since
----                    ---    ------------------             -------------
Marshall T. Reynolds     60    Director                       1995

Robert L. Shell, Jr.     54    Director                       1995

Dana B. Stebbins         51    Director                       1993

Susan J. Williams        57    Director                       1995

-----------------------
*    The named individual holds the same positions with respect to Subsidiary.
**   This position is held with The Adams National Bank.

     Barbara Davis Blum has served as Chairwoman of the Board of AANB and The Adams National Bank since March 1986, President and Chief Executive Officer of AANB since 1985 and President and Chief Executive Officer of The Adams National Bank since 1983. She is also a director of the Washington Area Water and Sewer Authority. She serves as Chairwoman of the Economic Development Finance Corporation, a quasi-public economic development corporation for the benefit of District of Columbia businesses; Chairwoman, Center for Policy Alternatives, a national nonprofit organization; and a Director of Kaiser Permanente Health Care of the Mid-Atlantic States. She is a director of the Greater Washington Board of Trade; a Trustee of the Federal City Council; a member of the National Advisory Council of the U.S. Small Business Administration; Senior Advisor, Commercial Real Estate Women; and a Director of the Institute of American Indian Art, a Presidential appointment requiring Senate confirmation. She was a founder of Leadership Washington in 1985 and served as its Chairwoman in 1987. She also served as 1995 and 1996 Greater Washington Area, United States Savings Bonds Chairwoman. From 1981 to 1983, she served as President of Direction International, an environmental consulting firm, and from 1977 to 1981 she served as the Deputy Administrator of the U.S. Environmental Protection Agency.

     Kimberly J. Levine, CPA, has been Senior Vice President and Treasurer of AANB and The Adams National Bank since 1988. From 1984 to 1987, she was Vice President and Controller of First American Bank, N.A. From 1979 to 1984, she was Assistant Vice President of Suburban Bank in various accounting and reporting positions. From 1977 to 1979, she was a Senior Accountant with Arthur Andersen & Co. She formerly served as a member of the Corporate Reporting Task Force, a combination public and private sector task force designed to address District of Columbia government tax issues and has been an instructor for the American Institute of Banking. She also serves as a trustee at the Levine School of Music. Ms. Levine holds a Bachelor of Economics from the Wharton School of Business of the University of Pennsylvania.

     Kathleen Walsh Carr has been Senior Vice President and Chief Lender of The Adams National Bank since February 1997. From 1986 to 1997, she was Senior Vice President of Commercial Lending and subsequently Private Banking and from 1980 to 1986, she was Vice President of Commercial Lending with NationsBank. From 1972 to 1979, she held various management positions with National Bank of Washington. She serves as a director of Jubilee Jobs and the Poor Roberts Foundation. Ms. Carr holds a Bachelor of Arts degree from Marquette University.

     Shireen L. Dodson has served as the Assistant Director of Administration and Planning for the Center for African American History and Culture (formerly called the National African American Museum Project) of the Smithsonian Institution since 1993. From 1985 to 1992, she served as Comptroller of the Smithsonian Institution. She also served as a Commissioner of the District of Columbia Minority Business Opportunity Commission from 1989 to 1992. She has been President of the Coalition of 100 Black Women of D.C., Inc. and currently serves on the Advisory Committee of that organization. She is also a member of the Women's Advisory Board, Girl Scout Council of the National Capital. She is Treasurer of the Washington D.C. Chamber of Commerce and has been a Director of the Company since 1993 and a Director of The Adams National Bank since February 1992.

     Susan Hager has been the President of Hager Sharp, Inc., an issues oriented communications firm, since 1973. She is also a Director of the Greater Washington Board of Trade, Chairwoman of the Board of the Lab School of Washington, a member of the National Advisory Council of the U.S. Small Business Administration and a Trustee of the Federal City Council. She served as President of National Small Business United, a national small business trade association, and Chairwoman of the U.S. Department of the Treasury's Small Business Advisory Council. She was a founder of the National Association of Women Business Owners (NAWBO). She has been a Director of AANB and The Adams National Bank since June 1992.

     Jeanne D. Hubbard has been Executive Vice President and Senior Lending Officer of First Sentry Bank, Huntington, West Virginia since 1996. She served as a consultant to First Guaranty Bank, Hammond, Louisiana since 1993 and previously served as an executive officer of First Guaranty Bank during 1996. From 1980 to 1993, Ms. Hubbard held a variety of officer positions, including Vice President and Senior Commercial Lender and Chairwoman of the Loan Committee and Asset/Liability Committee, with First Bank of Ceredo, Ceredo, West Virginia. She served as President of the C-K Rotary Club and Chairwoman of the Citizens Advisory Committee of the United Way in Huntington, West Virginia. She has been a Director of AANB and The Adams National Bank since October 1995.

     Clarence L. James, Jr. has served as Executive Director since 1996 and an ex-officio member of the Board since 1994 of Executive Leadership Council, an association of the top national African American business leaders. From 1995 to 1996, he was a partner with the law firm of Manatt, Phelps & Phillips, LLP. From 1983 to 1995, he served as President and Chief Operating Officer of The Keefe Company, a government relations and public affairs firm. From 1981 to 1983, he was Vice President of Domestic Affairs and General Counsel of The Keefe Company. Since 1990, he has also served as Chairman of the Board of Douglas James Securities, Incorporated, a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. From 1977 to 1981, he served as Commissioner and Chairman of the Copyright Royalty Tribunal, a Presidential appointment. From 1971 to 1977, he was Managing Partner of James, Moore, Douglas & Co., LPA, a corporate, tax and land development law practice. He has been a Director of AANB and The Adams National Bank since February 1993.

     Steve Protulis is the Executive Director of the National Council of Senior Citizens ("NCSC"), a position he has held since August 1995. From 1988 to 1995, he coordinated senior efforts for the AFL-CIO COPE Department, and was the national coordinator for various related support groups. Mr. Protulis has two decades of experience working with the United Auto Workers and various legislative efforts. He has been an executive board member of NCSC since 1984, a member of the board of the Congressional Hispanic Caucus Institute since 1991, and an executive board member of the National Council on Aging since 1994. He has been a director of AANB since October 1996 and a Director of The Adams National Bank since September 1995.

     Marshall T. Reynolds is the Chairman of the Board, President and Chief Executive Officer of Champion Industries, Inc., a holding company for commercial printing and office products companies, a position he has held since 1992. He became Chairman of the Board of Premier Financial Bancorp, Georgetown, Kentucky in the first quarter of 1996 and Chairman of the Board of First Guaranty Bank, Hammond, Louisiana during the second quarter. He became Chairman of the Board of Broughton Dairy during the fourth quarter of 1996. From 1964 to 1993, Mr. Reynolds was President and Manager of The Harrah and Reynolds Corporation (predecessor to Champion Industries, Inc.). From 1983 to 1993, he was Chairman of the Board of Banc One, West Virginia Corporation (formerly Key Centurion Bancshares, Inc.). He has served as Chairman of United Way of the River Cities, Inc. and Boys and Girls Clubs of Huntington. He has been a Director of AANB and The Adams National Bank since November 1995.

     Robert L. Shell, Jr., is the Chairman and Chief Executive Officer of Guyan International, a privately held holding company for manufacturing and service companies, a position he has held since 1985. Mr. Shell is also the Chairman of Carolina Hose and Hydraulics, Standard Leasing Co. and Permco Hydraulik AG. He has been a director of First Guaranty Bank, Hammond, Louisiana since 1993 and a director of First State Bank of Sarasota since February 1994. He is a member of the Huntington Boys and Girls Club, the Cabell Huntington Hospital Foundation and the West Virginia Foundation for Independent Colleges. He was formerly the Chairman of the Marshall Artists Series. He has been a Director of AANB and The Adams National Bank since October 1995.

     Dana B. Stebbins is a partner in Wilkes, Artis, Hedrick & Lane, a law firm located in Washington, D.C., where she has practiced since 1989. From 1983 to 1989, she was Special Counsel for Klimek, Kolodney & Casale, P.C. From 1981 to 1983, she was Special Counsel for the U.S. House of Representatives Committee on Small Business. From 1980 to 1982, she was Special Assistant to the Associate Administrator of the U.S. Small Business Administration. From 1978 to 1980, she was the Special Assistant and White House Liaison to the Chairman of the Commodity Futures Trading Commission. From 1977 to 1978, she was Advisor to the White House Office of Domestic and Urban Policy. She is the immediate Past President of the Washington, D.C. Chamber of Commerce, a Trustee of the Federal City Council and is on the Board of the Greater Washington Boys and Girls Clubs, as well as the Lab School of Washington. She has been a Director of AANB and The Adams National Bank since March 1993.

     Susan J. Williams is the President of Bracy Williams & Company, a government and public affairs consulting firm, a position she has held since 1982. In 1986, she was a representative on the Southern Growth Policies Board for the State of Virginia. From 1979 to 1981, Ms. Williams served as Assistant Secretary for Governmental Affairs of the U.S. Department of Transportation and from 1977 to 1979 she was Deputy Assistant Secretary for Governmental and Public Affairs for that agency. She is the Chairwoman of the Greater Washington Board of Trade, having previously served as Secretary. She is also a Trustee of the Federal City Council and a Director of the Henry L. Stimson Center and the American Institute for Public Service. She has been a Director of AANB since October 1995 and a Director of The Adams National Bank since September 1994.

Board Meetings and Committees

     During 1996, the Board of Directors of AANB met 10 times. Each member of the Board of AANB reelected at the last Annual Meeting of Stockholders attended more than 75% of the combined Board of Directors and Board Committee meetings, except for Dana Stebbins who attended 70% of the combined meetings. The Personnel Committee which consisted of Susan Hager, Shireen Dodson, Steve Protulis, Barbara Davis Blum and Clarence

L. James, Jr. (through February 1996) met three times during 1996 with all members in attendance, except for Barbara Davis Blum and Steve Protulis, who each missed one meeting. The Personnel Committee recommends nominations to the Board of Directors of AANB and The Adams National Bank, recommends nominations to the Board Committees and reviews personnel and compensation issues. The Personnel Committee does not consider nominations to the Board of Directors of the Company and The Adams National Bank recommended by Stockholders. The Audit/Compliance Committee which consisted of Barbara Davis Blum, Shireen Dodson and Clarence L. James, Jr. met five times during 1996 with all members in attendance, except for Barbara Davis Blum who missed one meeting. The Audit/Compliance Committee monitors the safety and soundness of The Adams National Bank's assets and the protection of depositors by overseeing The Adams National Bank's internal accounting controls, reviewing internal and independent audit reports and regulatory examinations and ensuring adequate management follow-up. The Executive Loan Committee of AANB which consisted of Barbara Davis Blum, Shireen Dodson and Clarence L. James, Jr. met two times during 1996 with all members in attendance, except for Clarence L. James, Jr. who missed one meeting. The Executive Loan Committee reviews and approves loans to be made by AANB.

Directors' Compensation

     During 1996, each director of AANB received $250 for each meeting of the Board of Directors, $200 for each Executive Loan Committee meeting and $100 for all other committee meetings attended by such director. In addition, each director is eligible to participate in the nonqualified 1996 Directors Stock Option Plan based upon their total months of 1996 Board service. During 1996, each director was granted options to purchase 792 shares of the Company's Common Stock at an exercise price of 85% of the fair market value on the date of grant, or $9.13. See "Executive Compensation--1996 Directors Stock Option Plan."

                      BENEFICIAL OWNERSHIP OF AANB SHARES

     The following table sets forth information as of June 30, 1997, relating to the beneficial ownership of the AANB Common Stock by (i) each person or group known by AANB to own beneficially more than 5% of the outstanding AANB Common Stock; (ii) each of AANB's directors; and (iii) all directors and executive officers of AANB as a group. Unless otherwise noted below, the persons named in the table have sole voting and sole investment powers with respect to each of the shares reported as beneficially owned by such person.

                                             Beneficial           Percent of
                                             Ownership               Class
Name and Address                             of Shares               Owned
----------------                             ----------              -----

Shirley A. Reynolds....................     345,495(1)(2)           20.9%
1130 13th Avenue
Huntington, West Virginia 25701

Barbara W. Beymer......................      81,000(1)               4.9%
214 North Boulevard West
Huntington, West Virginia 25701

                                                  Beneficial                   Percent of
                                                  Ownership                       Class
Name and Address                                  of Shares                       Owned
----------------                                  ----------                      -----

Deborah P. Wright........................         81,000(1)(3)                      4.9%
1517 Diederich Boulevard
Flatwoods, Kentucky 41139

Barbara Davis Blum.......................         20,844(4)                         1.2%

Kimberly J. Levine.......................          2,205(5)                          *

Shireen L. Dodson........................            484(6)                          *

Susan Hager..............................          1,750(6)                          *

Jeanne D. Hubbard........................          4,546(1)(7)                       *

Clarence L. James, Jr....................            484(6)                          *

Steve Protulis...........................          2,577(8)                          *

Marshall T. Reynolds.....................          225,526(1)(2)(9)                13.7%

Robert L. Shell, Jr......................           66,046(1)(7)(10)(11)            4.0%

Dana B. Stebbins.........................              484(6)                        *

Susan J. Williams........................            1,750(6)                        *

All directors and executive officers as a
 group (11 persons)......................          608,696(12)                     36.4%

-----------------------------
*    Less than 1%
(1) Based upon Amendment No. 1 to Schedule 13D dated July 21, 1995, Marshall T. Reynolds, Shirley A. Reynolds, Robert L. Shell, Jr., Robert H. Beymer, Barbara W. Beymer, Thomas W. Wright, Deborah P. Wright and Jeanne D. Hubbard acquired 609,114 outstanding shares of AANB. Amendment No. 2 to
     Schedule 13D dated March 5, 1996 evidences the disposition of a total of 45,000 shares by Marshall T. Reynolds and Robert L. Shell, Jr. An additional 13,881 shares were acquired by Mr. and Mrs. Reynolds, jointly, in a tender offer which was completed on September 15, 1995.
(2) Marshall T. Reynolds and Shirley A. Reynolds share voting and dispositive power with respect to 195,495 shares owned jointly. An additional 30,000 shares are held by a dependent child.
(3) Thomas W. Wright and Deborah P. Wright share voting and dispositive power with respect to 21,000 shares owned jointly.
(4) Includes options to purchase 2,268 shares granted to Ms. Blum under the Employee Incentive Stock Option Plan, options to purchase 15,000 shares granted to Ms. Blum under the Nonqualified Stock Option Agreement between AANB and the President and Chief Executive Officer, options to purchase 184 shares granted to Ms. Blum under the Directors Stock Option Plan and 536 shares granted to Ms. Blum under The Adams National Bank's Employee Stock Ownership Plan with 401(k) Provisions. See "Executive

     Compensation -- Employment Agreement," "--Employee Incentive Stock Option Plan," "--Directors Stock Option Plan" and "--Employee Stock Ownership Plan with 401(k) Provisions."
(5) Includes options to purchase 1,212 shares granted to Ms. Levine under the Employee Incentive Stock Option Plan, and 393 shares granted to Ms. Levine under The Adams National Bank's Employee Stock Ownership Plan with 401(k) Provisions. See "Executive Compensation--Employee Incentive Stock Option Plan" and "--Employee Stock Ownership Plan with 401(k) Provisions."
(6) Includes options to purchase 184 shares granted to Ms. Dodson, Ms. Hager, Mr. James, Ms. Stebbins, and Ms. Williams under the Directors Stock Option Plan. See "Executive Compensation-- Directors Stock Option Plan."
(7) Includes options to purchase 46 shares granted to Ms. Hubbard and Mr. Shell under the Directors Stock Option Plan. See "Executive Compensation-- Directors Stock Option Plan."
(8) Includes options to purchase 61 shares granted to Mr. Protulis under the Directors Stock Option Plan. See "Executive Compensation--Directors Stock Option Plan."
(9) Includes options to purchase 31 shares granted to Mr. Reynolds under the Directors Stock Option Plan. See "Executive Compensation--Directors Stock Option Plan."
(10) Mr. Shell's shares include 6,000 shares transferred by gift to his wife.
(11) Robert L. Shell, Jr. shares voting and dispositive power with respect to 20,000 shares owned jointly with his wife, Lena Ji Shell.
(12) Includes options to purchase 19,768 shares granted to all directors and executive officers as a group and 929 shares granted under The Adams National Bank's ESOP to all executive officers as a group.

                          AANB EXECUTIVE COMPENSATION

     The executive officers of AANB receive cash compensation from The Adams National Bank in connection with their positions as executive officers of The Adams National Bank. AANB generally does not separately compensate its executive officers.

     The following table shows the cash compensation paid by The Adams National Bank and AANB during the fiscal years ended December 31, 1996, 1995 and 1994 to the Chief Executive Officer and the Chief Financial Officer, who are the only executive officers of AANB and The Adams National Bank whose cash compensation exceeded $100,000, for services rendered during the year:

                          Summary Compensation Table

                                                                                        Long-Term
                                                                                       Compensation
                                                                                       ------------
                                                 Annual Compensation                      Awards
                                    --------------------------------------------          ------
                                                                                        Securities        All Other
           Name and                                                                     Underlying         Compen-
      Principal Position            Year             Salary          Bonus/Other          Options         sation (1)
      ------------------            ----             ------          -----------          -------         ---------
Barbara Davis Blum,                 1996            $194,413              0              81,694(2)         $11,635
Chairwoman of the Board,            1995             185,155              0                 ---              5,555
President and Chief Executive       1994             185,155              0                 ---              5,183
Officer of AANB and The
Adams National Bank
Kimberly J. Levine,                 1996            $108,167           $5,000             2,749(3)         $ 7,993
Senior Vice President and Chief     1995              98,500              0                 ---              2,960
Financial Officer of AANB and       1994              95,167              0                 ---              2,830
The Adams National Bank

--------------------------------------
(1) Represents The Adams National Bank's matching contribution of cash and discretionary contribution of AANB Common Stock under the 401(k) Plan (now Employee Stock Ownership Plan with 401(k) Provisions) for the accounts of Barbara Davis Blum and Kimberly J. Levine. Ms. Blum received certain perquisites but the cost of providing such perquisites did not exceed the lesser of $50,000 or 10% of her salary.
(2) Represents options to purchase shares granted under the Directors Stock Option Plans, the Employee Incentive Stock Option Plans and the Nonqualified Stock Option Agreement between Ms. Blum and AANB. See Option Grants in Last Fiscal Year table below.
(3) Represents options to purchase shares granted under the Employee Incentive Stock Option Plans. See Option Grants in Last Fiscal Year table below.

                       Option Grants in Last Fiscal Year

                  Number of Securities    Percent of Total                      Market Price
                       Underlying          Options Granted    Exercise Price     on Date of     Expiration
    Name             Options Granted       in Fiscal Year        per Share         Grant           Date
------------------------------------------------------------------------------------------------------------
Barbara Davis              918(1)                0.8%            $ 6.74            $ 7.93        Jan 2006
Blum                    75,000(2)               67.0               6.74              7.93        Feb 2006
                         2,268(3)                2.0               7.93              7.93        Jan 2006
                           792(4)                0.7               9.13             10.74        Nov 2006
                         2,716(5)                2.4              10.74             10.74        Nov 2006
                        81,694
Kimberly J.              1,212(3)                1.1%            $ 7.93            $ 7.93        Jan 2006
Levine                   1,537(5)                1.4              10.74             10.74        Nov 2006
                         -----
                         2,749

--------------------------------------
(1) Options to purchase 918 shares granted under the Directors Stock Option Plan vest beginning in 1996 at an annual rate of 20% at the end of each year and become fully vested in the event of a Change in Control, as defined in the Directors Plan, or in the event that the director leaves the Board. As of June 30, 1997, options to purchase 184 shares are vested.
(2) Options to purchase 75,000 granted to Ms. Blum under the Nonqualified Stock Option Agreement between Ms. Blum and AANB vest beginning in 1996 at an annual rate of 20% at the end of each year and become fully vested in the event of a Change in Control, as defined in the Agreement, or in the event that she leaves AANB or The Adams National Bank. As of June 30, 1997, options to purchase 15,000 shares are vested.
(3) Options to purchase 2,268 shares granted to Ms. Blum and options to purchase 1,212 shares granted to Ms. Levine under the Employee Incentive Stock Option Plan are fully vested.

(4) Options to purchase 792 shares granted under the 1996 Directors Stock Option Plan vest beginning in 1997 at an annual rate of 33 and 1/3% at the end of each year and become fully vested in the event of a Change in Control, as defined in the Directors Plan. As of June 30, 1997, no options are vested.
(5) Options to purchase 2,716 shares granted to Ms. Blum and options to purchase 1,537 shares granted to Ms. Levine under the 1996 Employee Incentive Stock Option Plan vest beginning in 1997 at an annual rate of 33 and 1/3% at the end of each year and become fully vested in the event of a Change in Control, as defined in the 1996 Employee Plan. As of June 30, 1997, no options are vested.


Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                                                        Number of Securities
                                                       Underlying Unexercised         Value of Unexercised
                         Shares                               Options                in the Money Options at
                      Acquired on          Value            at Year End                     Year End
Name                    Exercise         Realized     Exercisable/Unexercisable      Exercisable/Unexercisable
----                    --------         --------     -------------------------      -------------------------

Barbara Davis Blum         --               --        Exercisable -   17,452                  $ 84,734
                                                      Unexercisable - 64,242                   309,098

Kimberly J. Levine         --               --        Exercisable -    1,212                  $  4,630
                                                      Unexercisable -  1,537                     1,552

Employment Agreement

     On February 20, 1996, AANB and The Adams National Bank entered into an employment agreement with Barbara Davis Blum providing for the employment by AANB and The Adams National Bank of Ms. Blum as Chairwoman, President and Chief Executive Officer of AANB and The Adams National Bank through February 20, 1998. The agreement shall automatically be extended for an additional two-year period unless, six months prior to the expiration date, the Boards of Directors of AANB and The Adams National Bank determine in a duly adopted resolution that the agreement should not be extended and so notify Ms. Blum. Under the terms of the employment agreement, which was amended on March 29, 1996, Ms. Blum is entitled to receive a base salary for 1997 of $194,413, all benefits provided by any plan available by The Adams National Bank to its employees, certain executive fringe benefits and annual or other bonuses at the sole discretion of AANB's and The Adams National Bank's Boards. As of the date of this Proxy Statement/Prospectus, no annual increases or bonuses have been granted to Ms. Blum.

     Ms. Blum also was granted a nonqualified stock option (the "Option") to purchase 75,000 shares of AANB's Common Stock. The Option vests beginning in 1996 at an annual rate of 20% at the end of each year and is exercisable for a period of 10 years from the date of grant at an exercise price equal to $6.74 per share, which is 85% of the fair market value of AANB's Common Stock on the date of grant. The Option shall become fully vested in the event of a "Change in Control" (as defined in the employment agreement) or in the event Ms. Blum's employment should terminate for any reason, and remain exercisable for a period of two years. Ms. Blum was granted certain registration rights in connection with the shares subject to the Option, including "piggyback" rights for registration at AANB's expense, and one "demand" right for registration at AANB's expense, each subject to certain limitations.

     The employment agreement provides that, in the event Ms. Blum shall resign with 60 days notification, she shall be entitled to receive a cash payment equal to the current year's salary then in effect. In addition, the agreement provides that in the event of Ms. Blum's death, disability, termination without just cause or termination without her written consent and for a reason other than just cause in connection with or within 12 months after any Change in Control, or upon the occurrence of certain other events in connection with a Change in Control, she shall be entitled to receive a cash payment equal to two times her base salary (in semi-monthly payments in the event of disability) and the acceleration of the unvested portion of any stock options. In addition, she shall be included to the full extent eligible in all plans providing benefits, including group life insurance, disability insurance and pension programs for executive employees of AANB during the term of the employment agreement and for two years following her disability or termination without just cause or one year following her voluntary termination. The change in control benefits are estimated to have an aggregate value of approximately $830,000 at June 30, 1997. Ms. Blum has agreed not to engage in the banking business elsewhere in the Washington or Baltimore, Maryland metropolitan areas or to solicit The Adams National Bank's customers or employees for a period of one year following the voluntary termination of her employment.

Non-Qualified Stock Option Plan

     No options have been granted to date under AANB's Non-Qualified Stock Option Plan (the "Plan"). A total of 90,000 shares of AANB's Common Stock are authorized for issuance under the Plan, in which officers of AANB and The Adams National Bank who have been employed for at least one year are eligible to participate. The option exercise price of any options granted under the Plan will equal 100% of the book value of the shares as of the date of grant. Any options granted under the Plan will become exercisable on a cumulative basis at a rate of 25% per year during the period of four years after the grant; provided, however, that the first 25% will not become exercisable until the expiration of six months after the date of grant.

Employee Incentive Stock Option Plan

     On January 23, 1996, the Board of Directors of AANB approved a qualified Employee Incentive Stock Option Plan (the "Employee Plan"). A total of 9,987 shares of AANB's Common Stock are authorized for issuance under the Employee Plan, in which key employees of AANB and The Adams National Bank are eligible to participate. On January 23, 1996, all such options were granted at an exercise price of 100% of fair market value at the date of grant, or $7.93. Options granted under the Employee Plan are immediately exercisable and expire not later than ten years following the date of grant.

1996 Employee Incentive Stock Option Plan

     On November 19, 1996, the Board of Directors of AANB approved a qualified 1996 Employee Incentive Stock Option Plan covering key employees (the "1996 Employee Plan"). A total of 14,193 shares of AANB's Common Stock are authorized for issuance under the 1996 Employee Plan, in which key employees of AANB and The Adams National Bank are eligible to participate. On November 19, 1996, 12,688 options were granted at an exercise price of 100% of fair market value, or $10.74. On January 21, 1997, 1,000 options were granted at an exercise price of 100% of fair market value, or $11.71. On February 18, 1997, 505 options were granted at an exercise price of 100% of fair market value, or $11.83. Options granted under the 1996 Employee Plan vest beginning in 1997 at an annual rate ranging from 33.33% to 100% at the end of each year and become fully vested in the event of a Change in Control, as defined in the 1996 Employee Plan. Options under the 1996 Employee Plan expire not later than ten years after the date of grant.

Directors Stock Option Plan

     On January 23, 1996, the Board of Directors of AANB approved a nonqualified Directors Stock Option Plan (the "Directors Plan"). A total of 6,429 shares of AANB's Common Stock are authorized for issuance under the Directors Plan, in which all directors of AANB and The Adams National Bank in 1995 are eligible to participate based upon the total months of 1995 Board service. On January 23, 1996, all such options were granted at an exercise price of 85% of fair market value at the date of grant, or $6.74. Options granted under the Directors Plan vest beginning in 1996 at an annual rate of 20% at the end of each year and expire at the earlier of ten years following the date of grant or two years after leaving the Board. However, in the event of death or disability, options expire one year after leaving the Board. The options shall become fully vested in the event of a "Change in Control" (as defined in the Directors Plan) or in the event the director leaves the Board.

1996 Directors Stock Option Plan

     On November 19, 1996, the Board of Directors of AANB approved a nonqualified Directors Stock Option Plan (the "1996 Directors Plan"). A total of 7,920 shares of AANB's Common Stock are authorized for issuance under the 1996 Directors Plan, in which all directors of AANB and The Adams National Bank are eligible to participate based upon the total months of 1996 Board service. On November 19, 1996, all such options were granted at an exercise price of 85% of fair market value, or $9.13. Options granted under the 1996 Directors Plan vest beginning in 1997 at an annual rate of 33.33% at the end of each year and expire at the earlier of ten years following the date of grant or immediately upon leaving the Board. However, in the event of death or disability, options expire two years after leaving the Board. The options shall become fully vested in the event of a "Change in Control" (as defined in the 1996 Directors Plan).

Employee Stock Ownership Plan with 401(k) Provisions

     On April 16, 1996, AANB's and The Adams National Bank's Boards of Directors adopted an employee stock ownership plan with 401(k) provisions ("ESOP"). The ESOP was amended effective as of January 1, 1997 to modify certain vesting provisions. The ESOP replaced The Adams National Bank's former 401(k) Plan. Employees of The Adams National Bank who are at least 21 years of age and who have completed one year of service are eligible to participate. AANB has submitted an application to the Internal Revenue Service for a letter of determination as to the tax-qualified status of the ESOP. Although no assurances can be given, AANB expects the ESOP to receive a favorable letter of determination. The ESOP may be amended or terminated at any time by The Adams National Bank. The ESOP is to be funded by contributions made by The Adams National Bank in cash or shares of AANB's Common Stock. On July 17, 1996, the ESOP borrowed $218,750 in funds from AANB which was an amount sufficient to purchase 25,000 shares of Common Stock. This loan is secured by the shares of Common Stock purchased and earnings thereon. Shares purchased with such loan proceeds will be held in a suspense account for allocation, as the loan is repaid, among participants who are eligible to share in The Adams National Bank's contribution for the year. Dividends paid on allocated shares may be paid to participants or used to repay the ESOP loan. Dividends on unallocated shares are expected to be used to repay the ESOP loan.

     Participants may elect to contribute a percentage of their salary, which amount may not be less than 1% nor more than 15% of the participant's annual salary up to $9,500 for 1997. In addition, The Adams

National Bank may make a discretionary matching contribution equal to one-half of the percentage of the amount of the salary reduction elected by each participant (up to a maximum of 3%), which percentage will be determined each year by The Adams National Bank, and an additional discretionary contribution determined each year by The Adams National Bank. Contributions by The Adams National Bank and shares released from the suspense account will be allocated among participants on the basis of their annual wages subject to federal income tax withholding, plus amounts withheld under certain qualified plans. Each participant is immediately vested in his or her contributions, The Adams National Bank's matching contributions and The Adams National Bank's initial discretionary contribution made during 1996. Each participant will begin to vest in his or her interest in The Adams National Bank's future discretionary contributions to the ESOP after one year of service and will be fully vested upon three years of service. Benefits are payable upon a participant's retirement, death, disability, or separation from service, in a single lump-sum payment or in installments. Distributions at retirement will be in the form of cash or shares of Common Stock or both. In addition, the participant or beneficiary has certain put rights in the event that the Common Stock distributed cannot be readily sold.

     The Trustee of the ESOP will vote all shares of Common Stock held by it as a part of the ESOP assets, provided that a participant or beneficiary will be entitled to direct the Trustee as to the manner in which voting rights are to be exercised, with respect to shares of Common Stock allocated to the participant, in connection with certain corporate transactions as described in the ESOP. The Adams National Bank intends to appoint an unrelated corporate Trustee for the ESOP.

     AANB made matching cash contributions to the ESOP of $23,000 in 1996 and an additional discretionary contribution of 4,681 shares of AANB Common Stock, at an aggregate fair market value on the date of grant of $55,000.

Severance Agreements

     On April 7, 1994, the Board of Directors of The Adams National Bank approved severance arrangements for seven key management officers, namely, Kimberly Levine, Alexander Beltran, Devin Blum, Thomas O. Griel, Joyce R. Hertz, Melrose Nathan and Bijan Partovi. These arrangements were incorporated into Severance Agreements, dated as of April 7, 1994. On January 21, 1997, the Board of Directors of The Adams National Bank approved an additional severance arrangement for a key management officer, Kathleen Walsh Carr (collectively, the "Severance Agreements") effective February 10, 1997.

     The Severance Agreements provide that, in the event of a "Change in Control" (as defined in the Severance Agreements), the officers will be entitled to resign from The Adams National Bank within the one year period following a Change in Control and receive a lump sum payment equal to one year's full base salary at the rate applicable to the officer in effect at that time. The term Change in Control does not include a transaction approved by a majority of the "Continuing Directors" (as defined in the Severance Agreements) then in office. In addition, an officer will be entitled to receive such severance payment in the event the officer's employment with The Adams National Bank is "Terminated" (as defined in the Severance Agreements) within the one year period following a Change in Control, prior to the resignation of the officer. These benefits are estimated to have an aggregate value of approximately $633,000 as of June 30, 1997 based on current salary levels. Any severance payment payable under the Severance Agreements will be reduced to the extent that any such payment constitutes an "Excess Parachute Payment" as such term is defined in the

Internal Revenue Code of 1986, as amended. The Severance Agreements are binding on The Adams National Bank and its successors.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--AANB

Banking Transactions

     The Adams National Bank has had, and it is expected that it will have in the future, banking transactions in the ordinary course of business with AANB's directors, officers and their associates on substantially the same terms, including interest rates, collateral and payment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others. In the opinion of AANB Management these transactions did not in 1996 and to date in 1997 involve more than a normal risk of collectibility or present other unfavorable features. As of June 30, 1997, the aggregate principal amount of indebtedness to The Adams National Bank owed by officers and directors of AANB and their associates on that date was approximately $252,000. The highest aggregate principal amount owed during 1996 by all officers and directors of AANB and their associates who were indebted to The Adams National Bank during the year was approximately $1,376,000.

Other Transactions

     AANB has engaged in transactions in the ordinary course of business with some of its directors, officers, principal stockholders and their associates. Management believes that all such transactions are made on the same terms as those prevailing at the time with other persons. During 1994, 1995 and 1996, AANB engaged Hager Sharp, Inc., of which Susan Hager, a director of AANB, is President, to provide public relations services. For the fiscal year ended December 31, 1996, 1995 and 1994, AANB paid Hager Sharp, Inc. $5,000, $15,000 and $32,000, respectively, for such services.

                     DESCRIPTION OF BALLSTON BANCORP, INC.
General

     Ballston was organized on January 28, 1987 under the laws of the State of Delaware to serve as a bank holding company. Ballston engages in no business activity and has no paid employees. The primary activities of Ballston to date have been to provide assistance to The Bank of Northern Virginia in the management and coordination of its financial planning, regulatory liaison services, shareholder services, and public relations services for The Bank of Northern Virginia. Ballston is also available as a vehicle for establishing or acquiring other business entities or expanding across state jurisdictional lines.

The Bank of Northern Virginia

     The Bank of Northern Virginia was organized under the laws of the Commonwealth of Virginia on June 23, 1987 and began operations as a commercial bank on October 3, 1988. It has been in business continuously since that date at its main office location at 1010 North Glebe Road, in the Ballston area of Arlington, Virginia. The Bank of Northern Virginia has also initiated limited operations in the Ballston Common shopping center and in Arlington Hospital, in both locations through automated teller machines and, in the case of Ballston Common, through a limited purpose merchant window and a night depository drop-box. The Bank of Northern Virginia has received all regulatory approvals to open a full-service branch office at 200 Little Falls Street, Falls Church, Virginia. If certain contingencies are resolved in a manner that will permit The Bank of Northern Virginia to erect drive-through teller lanes at the site, the branch may open for business during the second half of 1997.

     The Bank of Northern Virginia is a member of the Federal Reserve System (the "Federal Reserve") and the Federal Home Loan Bank System, and its deposits are insured within statutory limits by the FDIC. The Bank of Northern Virginia provides a range of banking services for its commercial, industrial, and financial customers, including commercial and construction loans. Commercial lending activities include short-term and medium-term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing, and interim and long-term real estate lending. Other services that are offered include commercial checking accounts, wire transfers, credit counseling programs, federal tax depository service, twenty-four hour depository services, and Visa and MasterCard merchant accounts.

     The Bank of Northern Virginia also provides consumer banking services, including savings and checking accounts, negotiable order of withdrawal ("NOW") and Super NOW accounts, money market deposit accounts, various savings programs, including certificates of deposit, Individual Retirement Accounts, and installment and other personal loans. The Bank of Northern Virginia makes automobile, personal consumer, home improvement, and residential loans, and provides safe deposit facilities, a direct deposit program, bank-by-mail service, money orders and cashiers checks, and notary public services.

     The Bank of Northern Virginia has adopted a deliberately conservative lending and investment strategy which is designed to minimize loan losses and insulate The Bank of Northern Virginia against economic downturns. The Bank of Northern Virginia has no foreign loans. The Bank of Northern Virginia has no investments in highly leveraged transactions and does not participate in leveraged buy-outs. The Bank of Northern Virginia has no investments in high-yield bonds or similar obligations commonly known as "junk bonds."

Properties

     Neither Ballston nor The Bank of Northern Virginia owns any real property, with the exception of two parcels of real estate which The Bank of Northern Virginia acquired through foreclosure on loans. See the Notes to the Ballston Consolidated Financial Statements attached hereto.

     The Bank of Northern Virginia leases from an unaffiliated party approximately 4,163 square feet of space on the first floor of the building situated at 1010 North Glebe Road, Arlington, Virginia, for use in its retail and commercial banking operations. The lease on this facility expires April 30, 1998. The lease may be extended for two additional five-year terms at rental levels approximating market rates.

     The Bank of Northern Virginia also leases from an unaffiliated party approximately 3,205 square feet of space on the tenth floor of the building situated at 1110 North Glebe Road, Arlington, Virginia for use as executive offices. The lease on this facility expires September 30, 1998.

     The Bank of Northern Virginia also leases from an unaffiliated party a kiosk, containing an automatic teller machine ("ATM"), night depository box and a limited-purpose The Bank of Northern Virginia-staffed walk-up window, located in the Ballston Common shopping center in Arlington, Virginia. The Bank of Northern Virginia provides services from this location solely to the merchants of the shopping center, except that the ATM and night depository box may be used by other customers of The Bank of Northern Virginia and, in the case of the ATM, by members of the general public. The lease on this facility expires on December 31, 1997.

     In 1994, The Bank of Northern Virginia entered into an arrangement with the Arlington Hospital, a 350-bed hospital located in Arlington, Virginia, pursuant to which The Bank of Northern Virginia operates an ATM in the main lobby area of the hospital. The ATM is equipped to receive deposits as well as dispense cash. The Bank of Northern Virginia has agreed to keep the facility in service for a minimum of five years. The hospital provides electrical service and similar utilities, and The Bank of Northern Virginia bears the cost of maintaining the facility in working order. There are no rent payments associated with this arrangement.

     In 1996 The Bank of Northern Virginia entered into a lease with an unaffiliated party for approximately 2,035 square feet of space at the Falls Church Professional Center, 200 Little Falls Street, Falls Church, Virginia for use as a bank branch. The lease would extend for five years beginning on the date that all contingencies set forth in the lease agreement are met. Contingencies include obtaining all necessary consents and permits from the City of Falls Church to install two drive-through teller lanes on common property adjacent to the rear of the facility. Requests for these consents and permits are currently pending, and whether they will be granted and the timing of any such grant cannot be predicted at the present time. The lease may be extended for two additional five-year terms, at the same base rental rate and subject to the same rate escalation clause as governs the initial term of the lease.

     The Bank of Northern Virginia entered into a contemporaneous lease with a second unaffiliated party under which The Bank of Northern Virginia would lease a portion of the common area of the property adjacent to the rear of the Falls Church Professional Center, on which The Bank of Northern Virginia intends to install two drive-through teller lanes and an automated teller machine. In lieu of rent The Bank of Northern Virginia has agreed to improve the rear entrance of the building at the expense of The Bank of Northern Virginia, the amount of which expense is estimated at $75,000. The lease would extend for five years beginning on the date that all contingencies set forth in the lease agreement are met. The contingencies to which this lease is subject are similar to those to which the lease on the Falls Church Professional Center facility is subject. The lease on the common area may be extended for two additional five-year terms. The Bank of Northern Virginia may terminate the lease on the common area upon thirty days' notice if the lease on the Falls Church Professional Center facility is terminated or if The Bank of Northern Virginia is unable to use the drive-through teller lanes for any reason except its own negligence or willful misconduct.

Ballston Capital Stock

     Ballston has only one class of capital stock outstanding, its $.20 par value common stock (the "Ballston Stock"). As of June 30, 1997, 1,619,474 shares of Ballston Stock were issued and outstanding. On that date, options to purchase 75,000 shares of Ballston Stock at $3.76 per share were outstanding and held by two executive officers of The Bank of Northern Virginia, but none of these options were exercisable. There were no other outstanding options, warrants, or other rights with respect to the capital stock of Ballston.

     Fred A. Burroughs, III, Chairman and CEO of The Bank of Northern Virginia, was granted options to purchase 50,000 shares of the common stock of Ballston at $3.76 per share, and Robert F. Kelleher, Chairman, President and CEO of Ballston, to purchase 25,000 shares at $3.76 per share. The purchase price represents 110 percent of the book value per share of the common stock of Ballston as of the date of grant. In the case of each officer, the options expire August 17, 1997, or ninety days after the grantee should leave the employ of The Bank of Northern Virginia, whichever shall occur sooner. The options are not exercisable until such time as total assets of The Bank of Northern Virginia shall equal or exceed $100 Million and the return on average assets of The Bank of Northern Virginia shall have reached 0.8 percent. In the event of a change in control of Ballston or The Bank of Northern Virginia, however, the options shall become immediately exercisable.

Market Price, Dividends and Related Stockholder Matters

     The Ballston Stock is not traded on any securities exchange or in any other organized fashion, and there are no market makers for the Ballston Stock. Ballston does endeavor to assist persons who wish to buy or sell securities of Ballston by locating other willing sellers and purchasers. To the best of the knowledge of Ballston Management, the most recent purchase of shares of Ballston was at a price of $5.125 per share. Since there is no active trading for the Ballston Stock and all trades have been privately negotiated, this price is not necessarily indicative of the value thereof. There were approximately 208 shareholders of record as of June 30, 1997.

     The following table presents by calendar quarter for the periods indicated the dividends declared by Ballston on each share of its common stock:

             1995        First Quarter            $.015
                         Second Quarter            .015
                         Third Quarter             .015
                         Fourth Quarter            .015
                                                   -----
                                                  $.06

             1996        First Quarter            $.0175
                         Second Quarter            .0175
                         Third Quarter             .0175
                         Fourth Quarter            .0175
                                                   -----
                                                  $.07

             1997        First Quarter            $.02
                         Second Quarter            .02

     The payment of dividends on or the making of other distributions with respect to the Ballston Stock is determined by the Ballston Board in light of circumstances and conditions then existing, including the debt-to-equity ratio of Ballston, the earnings of Ballston and The Bank of Northern Virginia, their funding requirements and financial condition, compliance with applicable laws and regulations, and general business conditions.

     The ability of The Bank of Northern Virginia to pay dividends to Ballston is restricted by provisions of the Virginia Banking Act. The Virginia Banking Act provides that a Virginia chartered bank may pay dividends from its net undivided profits, but only if any deficit in capital funds originally paid in has been restored by earnings to their initial level. Additionally, no dividend may be declared or paid which would impair the paid-in capital of The Bank of Northern Virginia. The Virginia Commissioner of Banking (the "Banking Commissioner") has the right to prohibit the payment of dividends by a state bank when such payment is deemed to be not in the public interest and an unsafe and unsound banking practice. Furthermore, the Federal Reserve Board, as the primary federal regulator of state-chartered banks that are members of the Federal Reserve, prohibits the payment of dividends by The Bank of Northern Virginia (i) in an amount greater than its net profits then on hand, (ii) in excess of the total of its net profits for the present year combined with its retained net profits of the two previous years or (iii) if at any time The Bank of Northern Virginia has sustained losses which equal or exceed its undivided profits then on hand.

Supervision and Regulation

     Ballston is a bank holding company within the meaning of the BHC Act, and is registered, and regulated and supervised by, the Federal Reserve Board. See "Description of Abigail Adams National Bancorp, Inc. -- Supervision and Regulation." Under the BHC Act, Ballston's activities, and those of companies which it controls or in which it holds more than five percent of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Ballston has no subsidiaries other than The Bank of Northern Virginia and engages in no business activities except through The Bank of Northern Virginia.

     Ballston is also subject to Title 6.1, Chapter 13 of the Code of Virginia, dealing with financial institution holding companies. As a "Virginia financial institution holding company" it is also subject to certain reporting requirements to the SCC.

     The operation of The Bank of Northern Virginia is subject to state and federal statutes applicable to state banks and to regulations promulgated and enforced primarily by the Federal Reserve Board. The applicable statutes and regulations relate to insurance of deposits, required reserves, allowable investments, loans, mergers, consolidations, issuance of securities, payment of dividends, establishment of branches, limitations on credit to subsidiaries and other aspects of the business of The Bank of Northern Virginia. The Federal Reserve Board has broad authority to initiate proceedings designed to prohibit The Bank of Northern Virginia from engaging in unsafe or unsound banking practices. The Bank of Northern Virginia is also subject to Federal Reserve regulations regarding reserves against deposits.

     In addition, Ballston and The Bank of Northern Virginia are subject to various other state and federal laws and regulations, including usury laws, laws relating to consumer credit, and equal credit and fair credit reporting laws.

     Ballston is also subject to Title 6.1, Chapter 13 of the Code of Virginia, dealing with financial institution holding companies. As a "Virginia financial institution holding company" it is also subject to certain reporting requirements to the State Banking Commission (the "Banking Commission").

     The SCC, by statute, shall conduct an examination of each bank incorporated under the laws of, and doing business in, the Commonwealth of Virginia, at least twice in every three-year period.

     The SCC regulates or monitors all areas of the operations of The Bank of Northern Virginia, including reserves, loans, mergers, issuance of securities; payment of dividends, interest rates, and establishment of branches. Interest and certain other charges collected or contracted for by The Bank of Northern Virginia will be also subject to state usury laws and certain federal laws concerning interest rates.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BALLSTON

     The following discussion contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to Ballston's beliefs, expectations, and anticipations regarding, among other things, general economic trends, interest rates, and other matters. Such statements are subject to numerous uncertainties, such as federal monetary policy, inflation, employment, profitability and consumer confidence levels, both nationally and in Ballston's market area, the health of the real estate and construction market in Ballston's market area, competitive challenges in Ballston's market, legislative changes and other factors, and as such, there can be no assurance that future events will develop in accordance with the forward looking statements contained herein.

     The following analysis of Ballston's financial condition and results of operations as of and for the first six months of 1997 and as of and for the three year period ended December 31, 1996, should be read in conjunction with the consolidated financial statements of Ballston and statistical data presented elsewhere herein.

Overview

     Ballston does not engage in any substantial business activity other than as a bank holding company that holds all of the issued and outstanding stock of The Bank of Northern Virginia, (herein, the "Bank"), its principal asset. Unless otherwise noted, the following discussion relates to Ballston and The Bank of Northern Virginia on a consolidated basis.

Results of Operations

     Net Income

     Net income for Ballston for the first six months of 1997 was $332 thousand, a 0.6 percent increase or $2 thousand over the $330 thousand earned in the first six months of 1996. The increase was attributable primarily to increased net interest income of $63 thousand, as higher interest income on loans and other investments more than offset higher levels of interest expense and other operating costs.

     Net income for 1996 was $741 thousand, an increase of 19.2 percent or $119 thousand from the $622 thousand earned in 1995. This increase is primarily the result of a reduction in the provision for possible loan losses. The reduction in the provision, in the amount of $108 thousand, is attributable to a perceived improvement in asset quality on the part of management.

     Net income for 1995 was $622 thousand, a 102.8 percent increase over the $307 thousand earned in 1994. The increase is primarily attributable to an increase in net interest income of $468 thousand, combined with a reduction of $177 thousand in the provision for possible loan losses. During 1995 Ballston was able to increase its interest-earning assets, funded principally by increases in deposits. This factor more than offset increases in operating expenses which increases amounted to $124 thousand as well as income taxes which in 1995 exceeded 1994 levels by $181 thousand.

     Net Interest Income

     Net interest income is generated from Ballston's lending and investment activities and is the most significant component of Ballston's earnings. Net interest income is interest earned on loans and the investment portfolio less interest paid on customer deposits and debt. Net interest income for the first six months of 1997 was $1,703 thousand, an increase of 3.8 percent or $63 thousand above net interest income during the first six months of 1996. The increase was primarily attributable to increases in interest income on both loans ($70 thousand higher) and investment securities ($54 thousand higher).

     During 1996 net interest income was $3,255 thousand or 1.2 percent higher than the $3,216 in net interest income earned during 1995. While increases in both the loan and investment portfolios between 1995 and 1996 led to higher interest income, the costs of funding the deposits and borrowings which supported these higher asset levels largely negated the effects of these increases. During the latter half of 1996 Ballston marketed sixteen-month certificates of deposit at above-market interest rates in an effort to expand its customer base. Largely due to the high level of customer acceptance of this promotion, the average rate which Ballston paid on its interest-bearing liabilities (deposits and borrowed funds) increased from 4.32 percent in 1995 to
4.47 percent in 1996. Ballston was unable to sustain equivalent rate increases on its interest-yielding assets, whose average yield declined slightly from 8.59 percent to 8.44 percent. The resulting compression of the interest rate spread (the difference between the rate of interest earned on interest earning assets and the rate of interest paid on interest bearing liabilities) prevented the growth of Ballston's assets and liabilities from driving meaningful earnings increases.

     Net interest income increased from $2,748 thousand in 1994 to $3,216 thousand in 1995, an increase of $468 thousand or 17.0 percent. Increased interest income of $1,020 thousand was well in excess of the increased interest expense of $552 thousand. During 1995 Ballston was successful in issuing certificates of deposits and other deposit instruments and reinvesting the funds thus received in loans and investment securities at favorable rates.

     Provision for Loan Losses

     The provision for loan losses was $30 thousand in the first six months of 1997, equal to the provision made during the first six months of the prior year. The provision made in the first six months of 1997 was used primarily to allow for the overall growth of Ballston's loan portfolio.

     The $12 thousand provision in 1996 was reduced substantially from the $120 thousand provision made during 1995. During 1996 management revised its conclusions on the extent of possible loan losses inherent in the portfolio, as the dollar amount of loans on the "watch list" declined substantially as the year progressed. As a result, Ballston was able to reserve its portfolio adequately without making significant loan-loss provisions during 1996.

     The provision for loan losses made during 1995, $120 thousand, was $177 thousand less than the $297 thousand provision made for 1994. The disparity is due to the high level of provisions made during 1994 to replenish the allowance for loan losses following the charge-off of certain loans during 1994.

     Non-Interest Income

     Non-interest income was $225 thousand during the first six months of 1997, an increase of $50 thousand or 28.6 percent over the $175 thousand in non-interest income in the first six months of 1996. The higher level of non-interest income was due in large measure to the implementation of policies to charge non-customers of Ballston for the use of its automated teller machines on a per-transaction basis.

     Non-interest income during 1996 was $365 thousand, an increase of $24 thousand or 7.0 percent over the level for 1995. The increase was primarily due to changes in policies towards pricing for use of Ballston's automated teller machines and other services.

     Non-interest income decreased by $24 thousand or 6.7 percent from 1994 to 1995. Ballston had determined to increase substantially certain of the service charges applicable to certain deposit accounts and transactions, and to waive service charges less often, in an effort to more fully price for costly services provided to a portion of its customers. The result, which had been foreseen, was a reduction in income from service charges, as these customers responded rationally to the pricing changes by modifying their behavior in an effort to avoid being assessed the higher service charges.

     Non-Interest Expense

     Non-interest expense in the first six months of 1997 increased by $105 thousand or 8.2 percent from the first six months of 1996, from $1,282 thousand to $1,387 thousand. Principal contributors to this increase were the expenses of salaries and benefits, up $15 thousand, and professional fees incurred by the parent company, up $34 thousand due to merger-related factors. Management expects Ballston to continue to incur unusual costs related to preparations for the pending merger. The cost of salaries and benefits should decline in the third quarter of 1997, however, on account of the departure of two executive officers and one other employee; due to the pendency of the merger with Abigail Adams National Bancorp, Inc., it is the current intent of management not to fill these vacant positions.

     Salary and benefit expense may rise again in the fourth quarter of 1997 or the first quarter of 1998 due to the anticipated opening of the Falls Church branch. Management currently budgets for as many as five full-time equivalent employees to provide this branch with adequate staffing. Ballston will also incur the costs of equipping the Falls Church branch location with furniture, equipment, and leasehold improvements. Rent expense for this facility, which exceeds $4 thousand per month, began in May 1997.

     During 1996 non-interest expense was $2,475 thousand, a decline of $21 thousand or 0.8 percent from $2,496 a year earlier. Management instituted stringent cost controls which curtailed and in some cases reversed the trend of normal increases in operating costs.

     Non-interest expense in 1995 of $2,496 thousand was $125 thousand or 5.2 percent higher than in 1994, when non-interest expense was $2,371. Increases were observed across most subcategories of operating expense, the notable exception being professional fees. Due largely to the settlement of a significant item of litigation, professional fees declined by $124 thousand between 1994 and 1995. In 1995 Ballston did, however, incur non-interest expense of $72 thousand to settle this litigation; no comparable item of expense had been recorded in 1994.

     Income Taxes

     Ballston's income tax provision for the first six months of 1997 was $179 thousand, up $6 thousand from the $173 thousand of the prior year's period and reflective of increased earnings and a higher effective federal tax rate.

     In 1996 the provision for income tax was $392 thousand, up $73 thousand or
22.8 percent from $319 thousand in 1995, principally on account of higher levels of income before income taxes. The 1995 provision was 130.9 percent higher than in 1994, as income before income taxes more than doubled.

Financial Condition

     Total Assets

     Total assets of Ballston decreased by $6,874 thousand or 8.7 percent from December 31, 1996 to June 30, 1997. The decline was principally due to an anticipated decrease in investment securities of $6,520 thousand. Maturation of securities met scheduled deposit withdrawal requirements which in turn were due in large part to the withdrawal of most of a large, temporary escrow deposit of $8,000 thousand accepted late in 1996. The loss of the bulk of this deposit had been anticipated at the time it was received.

     During 1996, total assets increased by $10,476 thousand or 15.4 percent. Most of this asset growth is attributable to the acceptance of the deposit whose withdrawal in 1997 was mentioned above. The other major factor contributing to asset growth during 1996 was the increase of 8.1 percent in net loans.

     Assets rose during 1995 from $61,041 thousand to $68,104 thousand, an increase of $7,063 thousand or 11.6 percent. Increases in net loans, amounting to $2,325 thousand, were principally responsible for this total asset growth, along with increases of $2,339 thousand in cash and cash equivalents and $1,294 in investment securities. Management permitted cash and investments to rise, believing that identification of quality loan opportunities would require a degree of patience in the then-current economic environment.

     Loans

     Net loans increased by $386 thousand, or 0.9 percent, during the first six months of 1997, to $42,524 thousand from $42,138 thousand at the end of 1996. Management maintained its selective approach to loan opportunities in view of the reduced level of deposit funding.

     Net loans increased to $42,138 thousand at December 31, 1996 from $38,964 thousand a year earlier. This increase, amounting to $3,174 thousand or 8.1 percent, was due largely to increases in the real estate loan portfolio. This portfolio, the largest component of Ballston's loans, increased by $1,753 thousand during 1996.

     During 1995 net loans rose to $38,964 thousand from $36,639 thousand, an increase of $2,325 thousand or 6.3 percent. Time and demand loans increased by $1,757 thousand, accounting for the bulk of the increase.

     Investment Portfolio

     The investment activities of Ballston are designed to provide an investment alternative for funds not presently required to meet loan demand; assist The Bank of Northern Virginia in meeting potential liquidity requirements; assist in maximizing income consistent with quality and liquidity requirements; supply collateral to secure public funds; and provide consistent income and market value throughout changing economic times.

     Ballston's portfolio consists primarily of obligations of the U.S. government, U.S. government agencies and corporations, as well as agency collateralized obligation securities.

     Investment securities declined to $17,302 thousand at June 30, 1997 from $23,822 thousand at December 31, 1996, a decline of $6,520 thousand or 27.4 percent. Proceeds of securities which reached their scheduled maturities were deployed in large part to meet the requirements of the anticipated withdrawal of a large, temporary deposit accepted late in 1996.

     During 1996 the investment securities of Ballston increased by $6,395 thousand, or 36.7 percent, from $17,427 thousand to $23,822 thousand, as increased deposits were used primarily to increase the size of the investment portfolio pending the foreseen withdrawal of most of a large, temporary deposit. The carrying value of Ballston's U.S. treasury securities holdings increased by $5,980 thousand, accounting for almost all of the increase in investment securities.

     In 1995 investment securities increased by $1,294 thousand, or 8.0 percent, from $16,133 thousand to $17,427 thousand.

     In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities. This statement addresses the accounting and reporting for investments that have readily determinable fair market values. Those investments are to be classified in three categories and accounted for as follows:

     1. Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

     2. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair market value, with unrealized gains and losses included in earnings.

     3. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair market value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity, net of related deferred taxes.

     Ballston implemented SFAS 115 on January 1, 1994, by classifying all securities into either held-to-maturity investment securities or available-for-sale investment securities. Ballston does not maintain a trading portfolio.

     Non-Performing Assets

     Non-performing assets include non-performing loans and other real estate owned ("OREO"). The non-performing loans category includes loans on which the accrual of interest in discontinued when the collectibility of principal or interest is in doubt, or when payments of principal or interest have become ninety days past due and have arrearages that have not been eliminated. In certain instances, non-performing loans may also include loans that have become ninety days past due but remain on accrual status because the value of the collateral securing the loan is sufficient to cover principal and interest and the loan is in the process of collection. OREO consists of real estate acquired through foreclosure proceedings. In addition to the preceding two categories, Ballston may, under appropriate circumstances, restructure loans as a concession to a borrower. At June 30, 1997, December 31, 1996, and December 31, 1995 no troubled debt restructurings were included in Ballston's loan portfolio.

     Non-performing assets fell from $1,318 thousand at December 31, 1996 to $1,104 thousand at June 30, 1997, a decline of 16.2 percent, primarily on account of improved repayment experience in the past-due loan category. Nonaccrual loans at June 30, 1997 were $15 thousand, the same level as existed at December 31, 1996. Loans ninety or more days past due but still accruing fell from $179 thousand at December 31, 1996 to $15 thousand at June 30, 1997, a decline of 91.6 percent. The carrying value of foreclosed real estate declined by 4.4 percent, from $1,124 thousand to $1,074 thousand.

     Non-performing assets at December 31, 1996 were reduced by $231 thousand or
14.9 percent from year-earlier levels, from $1,549 thousand to $1,318 thousand, due to a significantly decreased level of nonaccrual loans, which declined from $202 thousand at December 31, 1995 to $15 thousand at December 31, 1996, a decline of 92.6 percent. The decline in the level of nonaccruals was due primarily to the fact that one large loan was refinanced by another financial institution, permitting Ballston to be repaid in full. Loans ninety or more days past due but still accruing rose by 23.4 percent during this period, from $145 thousand to $179 thousand, and the carrying value of foreclosed real estate was reduced from $1,202 thousand to $1,124 thousand, or 6.5 percent.

     At December 31, 1995 the level of non-performing assets stood at $1,549 thousand, 121.9 percent higher than the $698 thousand of non-performing assets reported at December 31, 1994. Higher levels of nonaccrual loans and foreclosed real estate were responsible for this increase. During 1995 nonaccrual loans rose from $10 thousand to $202 thousand, an increase of 1,920.0 percent, as two loans were added to nonaccrual status. Loans ninety or more days past due and still accruing rose from $115 thousand to $145 thousand, or 26.1 percent, and foreclosed real estate increased from $573 thousand to $1,202 thousand, or 109.8 percent, the latter as a result of a single large foreclosure.

     Deposits

     Total deposits decreased to $57,454 thousand at June 30, 1997 from $63,424 thousand at December 31, 1996, a decline of $5,970 thousand or 9.4 percent. The decline in deposits was due preponderantly to the withdrawal of most of a large, temporary escrow deposit of $8,000 thousand accepted late in 1996. The loss of the bulk of this deposit had been anticipated at the time it was received.

     On December 31, 1996 total deposits were $63,424 thousand, an increase of $8,324 thousand or 15.1 percent from the level one year earlier. The predominant increase was in the category of NOW (negotiable order of withdrawal) accounts, which increased by $7,822 or 116.7 percent between December 31, 1995 and December 31, 1996. The large, temporary escrow account described above accounted for this increase. Demand deposits declined during 1996 from $12,812 thousand to $10,792 thousand, a decline of $2,020 thousand or 15.8 percent. As demand deposits do not bear interest, the decline in these balances in the context of a general increase in deposit balances overall had the effect of raising the overall cost of funds, with an unfavorable impact on interest rate spread during 1996.

     Total deposits rose during 1995 from $47,593 thousand at December 31, 1994 to $55,100 thousand at December 31, 1995, an increase of $7,507 thousand or 15.8 percent. An increase in time deposits over this period, in the amount of $8,776 thousand, more than compensated for declines in demand deposits of $381 thousand and in savings deposits of $1,834 thousand but exerted an upward impact on Ballston's overall cost of funds.

     Liquidity

     Liquidity is defined as the ability to meet current and future financial obligations of a short-term nature. Ballston further defines liquidity as the ability to respond to the needs of depositors and borrowers and to earnings-enhancement opportunities in a changing marketplace. Primary sources of liquidity consist of deposit inflows, loan repayments, borrowings from the Federal Home Loan Bank System, securities sold under agreement to repurchase, maturity of investment securities, and sales of securities from the available-for-sale portfolio. These sources fund Ballston's lending and investment activities.

     At June 30, 1997, cash and due from banks, federal funds sold, and available-for-sale short-term investments (maturing within one year) amounted to $10,706 thousand, or 14.9 percent of total assets. These amounts compare to $14,432 thousand or 18.4 percent of total assets at December 31, 1996, and $9,078 thousand or 13.3 percent of total assets at December 31, 1995. Membership of The Bank of Northern Virginia in the Federal Home Loan Bank System as well as the Federal Reserve System affords additional access to borrowing that could assist Ballston in meeting its liquidity needs. Ballston believes that there are no adverse trends in its liquidity or capital reserves, and that it maintains adequate liquidity to meet its commitments.

     Capital Resources

     Total stockholders' equity of Ballston at June 30, 1997 was $7,867 thousand, which was $265 thousand higher than the level of $7,602 thousand that existed at December 31, 1996. The increase was primarily the result of earnings of Ballston net of dividends declared to its shareholders.

     Stockholders' equity increased $622 thousand during 1996 and $503 thousand during 1995. These increases were caused primarily by the retention of earnings in excess of dividend declarations.

                STATISTICAL INFORMATION AND ANALYSIS--BALLSTON

     The following tables present certain statistical information regarding Ballston Bancorp, Inc. ("Ballston") and should be read in connection with Ballston's consolidated Financial Statements and notes set forth elsewhere herein.

     The following table sets forth information regarding Ballston's consolidated average statements of financial condition for the periods presented.

                            Ballston Bancorp, Inc.
                            Average Balance Sheets
                            Years ended December 31
                            (dollars in thousands)

         ASSETS                                                      1996           1995
                                                                   --------       --------

Cash and due from banks                                             $ 1,806        $ 1,772
Interest bearing deposits with
 financial institutions                                               1,710          1,726
Investments
 Federal funds sold                                                   5,316          4,124
 U.S. Treasuries                                                      2,611          1,585
 U.S. agencies                                                       13,310         11,996
 Other investments                                                    1,198          1,896
                                                                     ------         ------
          Total investments                                          22,435         19,601

Loans
 Commercial                                                          10,642          9,261
 Real estate                                                         28,892         27,895
 Consumer                                                             1,371          1,346
 Less allowance for loan losses and unearned fees                      (775)          (773)
                                                                     ------         ------
          Total loans                                                40,130         37,729

Other assets
 Bank premises and equipment, net                                       604            661
 Accrued interest receivable                                            377            352
 Other real estate owned                                              1,198          1,074
 Other assets                                                           456            489
                                                                     ------         ------
          Total other assets                                          2,635          2,576
                                                                     ------         ------

          Total assets                                              $68,716        $63,404
                                                                     ======         ======

  LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
 Demand                                                             $11,126        $12,146
 NOW accounts                                                         7,094          6,522
 Savings                                                             11,610         14,348
 Time                                                                25,106         15,845
                                                                     ------         ------
          Total deposits                                             54,936         48,861

Borrowed funds                                                        5,941          7,323
Accrued interest payable                                                402            265
Other liabilities                                                       180            287
                                                                     ------         ------
          Total liabilities                                          61,459         56,736

Common stock                                                            324            324
Surplus                                                               6,631          6,631
Retained earnings (deficit)                                             304           (269)
Net unrealized holding loss, net of tax                                  (2)           (18)
                                                                     ------         ------
          Total stockholders' equity                                  7,257          6,668
                                                                     ------         ------
          Total liabilities and stockholders' equity                $68,716        $63,404
                                                                     ======         ======

The following table sets forth certain information regarding interest yielding assets and interest bearing liabilities on Ballston's consolidated average statements of financial condition, together with the total dollar amounts of interest income and expense and the weighted average interest rates for the periods presented. Nonaccruing loans were included in the average loan amounts presented. As Ballston had no assets that earned tax-exempt income during the periods in question, there has been no need to recognize the effects of any such exemption in presenting the tables that follow.

           Ballston Bancorp, Inc.: Analysis of Net Interest Earnings
              Years ended December 31, 1996 and December 31, 1995
                            (dollars in thousands)

                                                                                           Average          Average
                                                                                          yield on          rate on      Net yield
                                                                                          interest         interest    on interest
                                       Average                                             earning          bearing        earning
                                       balance       Interest      Yield        Rate        assets      liabilities         assets
                                       -------       --------      -----      --------      ------      -----------        -------
1996
----
Interest earning assets:
 Interest bearing deposits with
  financial institutions             $   1,710       $    104       6.08%
 Federal funds sold                      5,316            285       5.36
 U.S. Treasuries                         2,611            166       6.36
 U.S. agencies                          13,310            885       6.65
 Other investments                       1,198             69       5.76
 Loans                                  40,760          3,971       9.74
                                       -------        -------

             Total                   $  64,905       $  5,480                                 8.44%                           5.02%
                                       =======        =======

Interest bearing liabilities:
 Deposits
  NOW accounts                       $   7,094       $    161                     2.27%
    Savings                             11,610            363                     3.12
    Time                                25,106          1,402                     5.58
  Borrowed funds                         5,941            299                     5.03
                                      --------        -------

             Total                   $  49,751       $  2,225                                               4.47%
                                      ========        =======

1995
----
Interest earning assets:
 Interest bearing deposits with
    financial institutions           $   1,726       $    104       6.03%
  Federal funds sold                     4,124            243       5.89
  U.S. Treasuries                        1,585            107       6.75
  U.S. agencies                         11,996            793       6.61
  Other investments                      1,896            114       6.01
  Loans                                 38,264          3,758       9.82
                                      --------        -------

             Total                   $  59,591       $  5,119                                 8.59%                           5.40%
                                      ========        =======

Interest bearing liabilities:
 Deposits
  NOW accounts                       $   6,522       $    171                     2.62%
  Savings                               14,348            456                     3.18
  Time                                  15,845            893                     5.64
 Borrowed funds                          7,323            383                     5.23
                                      --------

             Total                   $ 44,038        $  1,903                                               4.32%
                                      =======        ========

     The following table presents certain information regarding changes in interest income and interest expense of Ballston during the periods indicated. The dollar amounts of interest income and interest expense fluctuate depending upon changes in interest rates and upon changes in amounts (volume) of Ballston's interest earning assets and interest bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average outstanding balances multiplied by the prior period's rate) and (ii) changes in rate (changes in average interest rate multiplied by the prior period's volume). The volume/rate variance have been allocated proportionately to both volume and rate.

                            Ballston Bancorp, Inc.
                     Analysis of Volume and Interest Rates
                            Years ended December 31
                            (dollars in thousands)

                                           1996 compared to 1995                1995 compared to 1994
                                    ----------------------------------   ----------------------------------
                                           Attributable to change               Attributable to change
                                    ----------------------------------   ----------------------------------
                                    Total Change   in Volume   in Rate   Total Change   in Volume   in Rate
                                    ------------   ---------   -------   ------------   ---------   -------

Interest income
 Interest bearing deposits with
  financial institutions                    $  -        $  -     $   -         $   26        $ 12      $ 14
 Federal funds sold                           42          61       (19)            51          (6)       57
 U.S. Treasuries                              59          65        (6)            46          38         8
 U.S. agencies                                92          87         5            229         202        27
 Other investments                           (46)        (40)       (6)           (11)        (19)        8
 Loans                                       214         183        31            679         400       279
                                            ----        ----     -----         ------        ----      ----

             Total                           361         356         5          1,020         627       393

Interest expense
 Deposits
  NOW accounts                              $(10)       $ 19     $ (29)        $   34        $ 42      $ (8)
  Savings                                    (93)        (87)       (6)            18         (21)       39
  Time                                       509         517        (8)           416         214       202
 Borrowed funds                              (84)        (53)      (31)            84          23        61
                                            ----        ----     -----         ------        ----      ----

             Total                           322         396       (74)           552         258       294
                                            ----        ----     -----         ------        ----      ----

                                          $   39      $  (40)   $   79         $  468        $369      $ 99
                                           =====       =====     =====          =====       =====     =====

     Investment Securities Portfolio

     The investment activities of Ballston Bancorp, Inc. are designed to provide an investment alternative for funds not presently required to meet loan demand; assist The Bank of Northern Virginia in meeting potential liquidity requirements; assist in maximizing income consistent with quality and liquidity requirements; supply collateral to secure public funds; and provide consistent income and market value throughout changing economic times.

Ballston's portfolio consists primarily of obligations of the U.S. government, U.S. government agencies and corporations, and state and local governments, as well as agency collateralized obligation securities.

     The following table sets forth the composition of Ballston's investment securities portfolio, in thousands of dollars, at December 31:

                                           1996           1995
                                          -------        -------

        U.S. Treasuries                   $ 7,991        $ 2,011
        U.S. Agencies                      15,113         13,901
        Other                                 718          1,515
                                          -------        -------

                                          $23,822        $17,427
                                          =======        =======

     For the investment securities portfolio as of December 31, 1996, the following table sets forth a summary of yields and maturities. Dollars are in thousands. As Ballston had no assets that earned tax-exempt income during the periods in question, there has been no need to recognize the effects of any such exemption in presenting the following table.

                     One year or less         1-5 years          5-10 years        Over 10 years           Total
                    ------------------  -------------------   ----------------   -----------------   ------------------
                              Weighted             Weighted           Weighted            Weighted             Weighted
                    Amount      Yield    Amount      Yield    Amount    Yield    Amount     Yield     Amount     Yield
                    ------     -------   ------     -------   ------   -------   ------    -------    ------    -------
U.S. Treasuries     $4,496      5.24%   $ 3,495       6.23%    $  -         -    $   -          -    $ 7,991     5.67%
U.S. Agencies            -         -      6,706       5.75%     495      6.58%    7,912      7.18%    15,113     6.53%
Other securities       301      5.10%         -          -        -         -       417      5.00%       718     5.07%
                    ------      ----    -------       ----     ----      ----    ------      ----    -------     ----
  Total             $4,797      5.23%   $10,201       5.91%    $495      6.58%   $8,329      7.07%   $23,822     6.19%
                    ======      ====    =======       ====     ====      ====    ======      ====    =======     ====

     Loans

     The following table presents the balance, in thousands of dollars, of each major category of loans at the dates indicated. Ballston engaged in no lease financing during the periods in question.

                            December 31            December 31
                                1996                   1995
                           -------------          -------------
                                     % of                    % of
                         Amount      Loans       Amount      Loans
                        --------    -------     --------    -------
Loan Category
 Commercial              $12,162      28.38%     $10,533      26.51%
  Real estate
   Construction            4,582      10.69        2,686       6.76



 Residential               8,186      19.10        8,603      21.65
 Other                    16,844      39.31       16,569      41.71
Consumer                   1,078       2.52        1,340       3.37
                         -------     ------      -------      -----

                          42,852     100.00%      39,731     100.00%
                                     ======                  ======

Less
 Unearned Fees               101                     115
 Allowance for
  loan losses                613                     652
                         -------                 -------

                         $42,138                 $38,964
                         =======                 =======

     The following table sets forth a summary of the maturity or repricing of the components of Ballston's loan portfolio as of December 31, 1996.

                             Ballston Bancorp, Inc.
                           Loan Repricing or Maturing
                            As of December 31, 1996
                             (dollars in thousands)

                                    One year
                                    or less     1-5 years    5-10 years   Total
                                    --------    ---------    ----------  -------

Loan Category
  Commercial                         $10,926       $1,236        $    0  $12,162
  Real estate--construction            4,582            0             0    4,582
  Other                               19,165        5,562         1,381   26,108
                                     -------       ------        ------  -------

                                     $34,673       $6,798        $1,381  $42,852
                                     =======       ======        ======  =======

  Predetermined interest rate
   loans                               8,452        6,512         1,381   16,345
  Floating or adjustable interest
   rate loans                         26,221          286             0   26,507
                                     -------       ------        ------  -------

                                     $34,673       $6,798        $1,381  $42,852
                                     =======       ======        ======  =======

Certain non-performing assets of Ballston are summarized, in thousands of dollars, at December 31,

                                       1996         1995
                                      ------       ------
Non-accrual loans                      $  15        $ 202
Loans past due 90 days or more           179          145
Restructured loans                         -            -

Ballston's policy with regard to non-accrual loans is generally to place a loan on non-accrual status when it is more than 90 days past due, unless it is well collateralized and collection is being actively pursued.

If Ballston's non-performing loans during 1996 had been current in accordance with their original terms and had been outstanding throughout 1996 or, if extended during 1996, had been outstanding since origination, then the gross interest income that would have been recorded in 1996 and was not recorded would have been

$11 thousand. The amount of interest income that was included in net income on those loans in 1996 was $1 thousand.

The allowance for loan losses is maintained at an amount deemed necessary by Ballston's management, based on its frequent and extensive review of the loan portfolio combined with trend and other statistical analysis tools. The following are some of the more significant items taken into consideration by management when evaluating the adequacy of the allowance for loan losses:

     .  Loan delinquency trends and loans on non-accrual;
     .  Analysis of "graded" loans;
     . The mix of the loan portfolio including concentrations by borrower type; and
     .  Analysis of allowance for loan loss ratios for prior periods.

     The following table sets forth changes in Ballston's loan loss reserve, in thousands of dollars, as of the date indicated for the years ended December 31. Ballston engaged in no lease financing during the periods in question.

                                       1996     1995
                                      ------   ------

Balance, beginning of year             $ 652   $  529
Provision for loan losses                 12      120
Charge offs
 Commercial                                -        -
 Real estate--construction                 -        -
 Real estate--mortgage                    52        -
 Consumer                                  2        -
                                       -----   ------

Total charge offs                         54        -
                                       -----   ------

Recoveries
 Commercial                                1        2
 Real estate--construction                 -        -
 Real estate--mortgage                     -        -
 Consumer                                  2        1
                                       -----   ------

  Total loan recoveries                    3        3
                                       -----   ------

Net charge offs                           51       (3)
                                       -----   ------

Balance, end of year                   $ 613   $  652
                                       =====   ======

Ratio of net charge-offs during the
 year to average loans outstanding
 during the year:                       0.13%   (0.01%)

     The following table allocates the allowance for loan losses, in thousands of dollars, based on management's judgment of potential losses in the respective areas. While management has allocated the allowance to various portfolio segments for purposes of this table, the allowance is general in nature and is available for the portfolio in its entirety. Ballston engaged in no lease financing during the periods in question.


                             Commercial         R/E-Constr         R/E-Mort        Consumer     Unallocated      Total
                             -----------        -----------        ---------       ---------    -----------     -------
1996
----
Allowance for loan losses         $ 163              $  66            $ 368            $ 16          -          $  613
% of loans to total loans          28.4%              10.7%            58.4%            2.5%         -           100.0%

1995
----
Allowance for loan losses         $ 166              $  44            $ 417            $ 25          -          $  652
% of loans to total loans          26.5%               6.7%            63.4%            3.4%         -           100.0%


     Deposits

     The following tables set forth a summary of Ballston's deposits, as of the years ended December 31, in thousands of dollars, and the maturity of time deposits over $100,000:


                           1996                1995
                    ------------------  ------------------
                    Average   Average   Average   Average
                     Amount     Rate     Amount     Rate
                    --------  --------  --------  --------

Demand               $11,126      .00%   $12,146      .00%
Interest bearing
  NOW accounts         7,094     2.27      6,522     2.62
  Savings             11,610     3.12     14,348     3.18
  Time                25,106     5.58     15,845     5.64
                     -------     ----    -------     ----

                     $54,936     3.51%   $48,861     3.11%
                     =======     ====    =======     ====

                         Time Deposit Maturity Schedule
                            As of December 31, 1996
                             (dollars in thousands)

                           3 months                             Over
                            or less  3-6 months  6-12 months  12 months   Total
                           --------  ----------  -----------  ---------  -------
   Time deposits
   $100,000 and over        $5,462     $4,603       $3,185      $1,440   $14,690
Return on Equity and Assets
                                          1996      1995
                                          ----      ----
Return on assets                         1.06%      0.97%
Return on equity                        10.21%      9.33%
Dividend payout ratio                   15.30%     15.70%
Equity to assets ratio                  10.56%     10.52%

                      PRINCIPAL HOLDERS OF BALLSTON STOCK

     The following table sets forth as of July 31, 1997 the record and beneficial ownership of Ballston Stock by each person who owns in excess of 5% of the Ballston Stock.


                                                                                     Common Stock
                                                                                     ------------
Name and Address                         Type of Ownership                  No. of Shares       % of Class
----------------                         -----------------                  -------------       ----------
Estate of Eugene J. Metzger,             Record & beneficial                451,893(1)             27.9
Helena B. Metzger, Executrix
2561 North Vermont Street
Arlington, VA  22207

Soma Family Limited Partnership          Record & beneficial                155,459(2)              9.6
3233 Saul Road
Kensington, Md  20895

Woodlawn Foundation, Inc.                Record & beneficial                113,288                 7.0
524 North Avenue
New Rochelle, NY  10801

Robert F. Kelleher                       Record & beneficial                100,100                 6.2
1667 K Street, N.W.
Washington, D.C.  20006

-------------------------------------------
(1) Includes 1,100 shares owned by Mrs. Metzger individually and 2,436 shares held by her as trustee of trusts for the benefit of her two adult children.
(2) Includes 47,365 shares owned by Smith Barney Shearson, Custodian, FBO Edward D. Soma, M.D. and 12,500 shares owned by Dr. Edward D. Soma.

   Set forth below is the beneficial ownership, as of July 31, 1997, of Ballston Stock by each of Ballston's directors and executive officers, and all directors and executive officers as a group.

                                                                                        Common Stock
         Name                            Position with Ballston              No. of Shares        % of Class
         ----                            ----------------------              -------------        ----------
Brian D. Alprin                    Treasurer, Secretary                         26,500(1)           1.64

Mary E. Fricano                    Director                                     28,182              1.74

Dr. Kenneth M. Haggerty            Director                                     22,182(2)           1.37

Robert F. Kelleher                 Chairman, President, Chief Executive          100,100            6.18
                                   Officer & Director of Ballston

John E. Kilcarr                    Director                                          200             *

Helena B. Metzger                  Director                                    451,893(3)          27.90

Paul A. Owens                      Director                                          200             *

Dr. Edward D. Soma                 Director                                   155,459(4)            9.60


                                                                                        Common Stock
         Name                            Position with Ballston              No. of Shares        % of Class
         ----                            ----------------------              -------------        ----------
 All directors and
 executive officers as a
 group (8 persons)                                                              784,716              48.5%


--------------------------------------------
* less than 1/10th of one percent.
(1)  Owned together with his wife as tenants by the entirety.
(2) Includes 10,000 shares owned by Kenneth M. Haggerty, D.D.S. F.I.C.D., P.C. Retirement Plan.
(3) Includes 448,357 shares owned by the estate of Mrs. Metzger's husband of which Mrs. Metzger is executrix and 2,436 shares held by Mrs. Metzger as trustee of trusts established for the benefit of her two adult children.
(4) Includes 95,594 shares held by Soma Family Limited Partnership and 47,365 shares owned by Smith Barney Shearson, Custodian, FBO Edward D. Soma, M.D.

           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- BALLSTON

     Ballston and The Bank of Northern Virginia receive legal representation from the Washington, D.C. law firm of Duane, Morris & Heckscher LLP. Brian D. Alprin, treasurer and secretary of Ballston, is a partner in the law firm. On March 3, 1997, Duane, Morris & Heckscher LLP began its representation of Ballston and The Bank of Northern Virginia.

                             STOCKHOLDER PROPOSALS

     Stockholders who wish for a proposal to be included in AANB's proxy statement relating to the next annual meeting of AANB Stockholders should deliver a written copy of their proposal to the principal office of AANB no later than December 31, 1997 in order for the proposal to be considered for inclusion in the proxy statement for that meeting. Proposals should be directed to President, Abigail Adams National Bancorp, Inc., 1627 K Street, N.W., Washington, D.C. 20006. Proposals must comply with the proxy rules of the Commission relating to stockholder proposals in order to be included in AANB's proxy materials.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Proxy Statement/Prospectus will be brought before the Ballston Meeting or the AANB Meeting. If any other matters are presented, however, it is the intention of the persons named in the Ballston proxy and the AANB proxy to vote the proxy in accordance with the discretion of the persons named in such proxy.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the securities offered hereby and the Holding Company Merger have been or will be passed upon for AANB by Hazel & Thomas, P.C., Falls Church, Virginia. Certain federal income tax consequences of the Holding Company Merger to Ballston and the Ballston Stockholders have been passed upon for Ballston by Duane, Morris & Heckscher LLP, Washington, D.C. See "Certain Relationships and Related Transactions -- Ballston."

                                    EXPERTS

     The consolidated financial statements of AANB at December 31, 1995 and for each of the years in the two year period ended December 31, 1995 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of AANB at December 31, 1996 and for the year ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving the said report.

     The consolidated financial statements of Ballston as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, which are referred to and made a part of this Proxy Statement/Prospectus, have been audited by Stoy, Malone & Company, P.C., independent auditors as set forth in their report appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------------------------

                                   ABIGAIL ADAMS NATIONAL BANCORP, INC.
                                                                                                              Page
Consolidated Balance Sheets as of December 31, 1996 and 1995.................................................  F-2
Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994...................  F-3
Consolidated Statements of Changes in Stockholders' Equity for the years ended
        December 31, 1996, 1995 and 1994.....................................................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994...................  F-6
Notes to Consolidated Financial Statements at December 31, 1996 and 1995.....................................  F-8
Independent Auditors' Reports................................................................................ F-27


Consolidated Balance Sheets as of June 30, 1997 and 1996 (unaudited)......................................... F-29
Consolidated Statements of Operations for the six months ended June 30, 1997 and 1996 (unaudited)............ F-30
Consolidated Statements of Changes in Stockholders' Equity for the six months ended
        June 30, 1997 and 1996 (unaudited)................................................................... F-31
Consolidated Statements of Cash Flows for the six months ended June 30, 1997 and 1996 (unaudited)............ F-32
Notes to Consolidated Financial Statements (unaudited)....................................................... F-33

-------------------------------------------------------------------------------------------------------------------

                                     BALLSTON BANCORP, INC. AND SUBSIDIARY

                                                                                                              Page
Independent Auditors' Report................................................................................. FF-2
Consolidated Statements of Condition as of December 31, 1996 and 1995........................................ FF-3
Consolidated Statements of Income for the years ended December 31, 1996, 1995, and 1994...................... FF-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
        December 31, 1996, 1995, and 1994.................................................................... FF-5
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994................... FF-6
Notes to Consolidated Financial Statements............................................................. FF-7-FF-20


Consolidated Statements of Condition as of June 30, 1997 and 1996 (unaudited)............................... FF-21
Consolidated Statements of Income for the six months ended June 30, 1997 and 1996 (unaudited)................FF-22

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                          Consolidated Balance Sheets
                          December 31, 1996 and 1995

                                                                                        1996            1995
Assets

Cash and due from banks                                                         $  9,785,132     $ 4,953,200
Short-term investments:
  Federal funds sold                                                               4,100,000       9,475,000
  Interest-bearing deposits in other banks                                         1,479,000         486,715
                                                                                ------------     -----------
    Total short-term investments                                                   5,579,000       9,961,715

Securities available for sale                                                     11,205,282       5,508,406
Investment securities (market value of $11,679,607 and $8,309,265
  for 1996 and 1995, respectively)                                                11,640,813       8,192,647

Loans (net of deferred fees and unearned discounts)                               73,013,413      63,592,395
  Less: Allowance for loan losses                                                 (1,048,487)     (1,273,965)
                                                                                ------------     -----------

      Loans, net                                                                  71,964,926      62,318,430
                                                                                ------------     -----------

Bank premises and equipment, net                                                     840,051         277,517
Other assets                                                                       1,147,100       1,152,761
                                                                                ------------     -----------
      Total assets                                                              $112,162,304     $92,364,676
                                                                                ============     ===========

Liabilities and Stockholders' Equity
Liabilities:
  Deposits:
    Demand deposits                                                             $ 23,678,374     $23,443,937
    NOW accounts                                                                   8,039,994       7,343,282
    Money market accounts                                                         29,533,210      21,391,814
    Savings accounts                                                               1,379,554       1,317,226
    Certificates of deposit of $100,000 or greater                                15,657,818      13,590,946
    Certificates of deposit less than $100,000                                    16,865,790      15,975,990
                                                                                ------------     -----------
      Total deposits                                                              95,154,740      83,063,195
                                                                                ------------     -----------

  Short-term borrowings                                                            1,916,689       1,785,402
  Long-term borrowings/debt                                                        1,138,815         186,250
  Other liabilities                                                                  811,863         710,963
                                                                                ------------     -----------
      Total liabilities                                                           99,022,107      85,745,810
                                                                                ------------     -----------

Stockholders' equity:
  Common stock, par value $0.01 per share, authorized 5,000,000 shares;
     issued 1,654,712 shares in 1996 and 859,212 shares in 1995;
     outstanding 1,650,032 shares in 1996 and 854,532 shares in 1995                  16,547           8,592
  Surplus                                                                         12,172,435       6,147,421
  Retained earnings                                                                1,191,706         531,830
                                                                                ------------     -----------
                                                                                  13,380,688       6,687,843
  Less: Employee Stock Ownership Plan shares, 20,319 shares at cost                 (177,791)             --
  Less: Treasury stock, 4,680 shares at cost                                         (28,710)        (28,710)
  Less: Unrealized loss on securities, net of taxes                                  (33,990)        (40,267)
                                                                                ------------     -----------

      Total stockholders' equity                                                  13,140,197       6,618,866
                                                                                ------------     -----------
      Total liabilities and stockholders' equity                                $112,162,304     $92,364,676
                                                                                ============     ===========

Commitments and contingent liabilities

See accompanying notes to consolidated financial statements.

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                     Consolidated Statements of Operations
                 Years Ended December 31, 1996, 1995 and 1994

                                                                                 1996          1995         1994
                                                                               -------       ------       ------
Interest income
  Interest and fees on loans                                              $ 6,072,500   $ 5,902,325  $ 5,100,609

  Interest on securities available for sale:
    U.S. Treasury                                                              48,098       175,979      220,986
    Obligations of U.S. government agencies and corporations                  207,408       128,954      173,619
                                                                           ----------    ----------   ----------
        Total interest on securities available for sale                       255,506       304,933      394,605

  Interest and dividends on investment securities:
    U.S. Treasury                                                              49,700        69,417       45,055
    Obligations of U.S. government agencies and corporations                  394,780       413,396      373,813
    Mortgage-backed securities                                                 27,705        38,539       50,862
    Obligations of states and municipalities                                    1,907            --           --
    Other securities                                                           25,468        32,460       11,774
                                                                           ----------    ----------   ----------
        Total interest and dividends on investment securities                 499,560       553,812      481,504


  Interest on short-term investments:
    Federal funds sold                                                        692,614       130,069       87,954
    Deposits with other banks                                                  53,044        22,920       18,025
                                                                           ----------    ----------   ----------
        Total interest on short-term investments                              745,658       152,989      105,979
                                                                           ----------    ----------   ----------
        Total interest income                                               7,573,224     6,914,059    6,082,697
                                                                           ----------    ----------   ----------

Interest expense
  Interest on deposits:
    NOW accounts                                                              194,092       249,377      264,771
    Money market accounts                                                   1,028,668       812,916      544,798
    Savings accounts                                                           34,182        31,060       29,125
    Certificates of deposit:
      $100,000 or greater                                                     583,180       698,356      525,099
      Less than $100,000                                                      970,818       845,681      492,134
                                                                           ----------    ----------   ----------
        Total interest on deposits                                          2,810,940     2,637,390    1,855,927

  Interest on short-term borrowings:
    Federal funds purchased and
      repurchase agreements                                                   104,532        88,871       57,131
    Other short-term borrowings                                                    --         6,364        3,382
                                                                           ----------    ----------   ----------
      Total interest on short-term borrowings                                 104,532        95,235       60,513

  Interest on long-term borrowings/debt                                        17,435        13,969       18,028
                                                                           ----------    ----------   ----------

        Total interest expense                                              2,932,907     2,746,594    1,934,468
                                                                           ----------    ----------   ----------
        Net interest income                                                 4,640,317     4,167,465    4,148,229
Provision (benefit) for loan losses                                          (275,000)           --      221,572
                                                                           ----------    ----------   ----------
       Net interest income after provision for
         loan losses                                                        4,915,317     4,167,465    3,926,657
                                                                           ----------    ----------   ----------
                                                                                                      (Continued)

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
               Consolidated Statements of Operations (Continued)
                 Years Ended December 31, 1996, 1995 and 1994

                                                    1996            1995            1994
                                                   ------          ------          ------
Other income
  Service charges on deposit accounts              788,207         737,059        696,829
  Other income                                     164,996         103,712         93,556
                                                ----------      ----------     ----------
        Total other income                         953,203         840,771        790,385
                                                ----------      ----------     ----------

Other expense
  Salaries and employee benefits                 1,904,873       1,649,071      1,611,127
  Occupancy and equipment expense                  777,513         698,570        750,359
  Professional fees                                143,357         353,205        887,347
  Data processing fees                             358,555         299,580        265,897
  Other operating expense                          909,098         781,000      1,386,444
                                                ----------      ----------     ----------

        Total other expense                      4,093,396       3,781,426      4,901,174
                                                ----------      ----------     ----------

       Income (loss) before taxes                1,775,124       1,226,810       (184,132)
Applicable income tax expense                      647,819         267,912             --
                                                ----------      ----------     ----------

        Net income (loss)                       $1,127,305      $  958,898     $ (184,132)
                                                ==========      ==========     ==========

        Net income (loss) per common
         share                                      $ 0.94          $ 1.12        $ (0.22)
                                                    ======          ======        =======

See accompanying notes to consolidated financial statements.

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
          Consolidated Statements of Changes in Stockholders' Equity
                 Years Ended December 31, 1996, 1995 and 1994

                                                                                           Employee
                                                    Additional      Retained                 Stock     Unrealized
                                       Common         Paid-in       Earnings   Treasury    Ownership    Loss on
                                        Stock         Capital      (Deficit)     Stock       Plan      Securities      Total
                                     ------------  ------------  -----------  ----------  -----------  -----------  ------------
Balance at January 1, 1994           $ 2,864,040   $ 3,291,973   $ (100,514)   $(28,710)   $     ---     $    ---   $ 6,026,789
  Net loss                                   ---           ---     (184,132)        ---          ---          ---      (184,132)
  Unrealized loss on securities,
     net of taxes                            ---           ---          ---         ---          ---      (80,387)      (80,387)
                                     -----------   -----------   ----------   ---------   ----------   ----------   -----------

Balance at December 31, 1994           2,864,040     3,291,973     (284,646)    (28,710)         ---      (80,387)    5,762,270
  Change in par value of common
     stock                            (2,861,176)    2,861,176          ---         ---          ---          ---           ---
  Shares issued in three-for-one
     stock split in the form of a
     stock dividend                        5,728        (5,728)         ---         ---          ---          ---           ---

  Net income                                 ---           ---      958,898         ---          ---          ---       958,898
  Dividends declared                         ---           ---     (142,422)        ---          ---          ---      (142,422)
  Unrealized gain on securities,
    net of taxes                             ---           ---          ---         ---          ---       40,120        40,120
                                     -----------   -----------   ----------   ---------   ----------   ----------   -----------

Balance at December 31,1995                8,592     6,147,421      531,830     (28,710)         ---      (40,267)    6,618,866
  Net income                                 ---           ---    1,127,305         ---          ---          ---     1,127,305
  Dividends declared                         ---           ---     (467,429)        ---          ---          ---      (467,429)
  Issuance of 795,500 shares
    of common stock, net                   7,955     6,010,973          ---         ---          ---          ---     6,018,928
  Employee Stock Ownership
    Plan, 25,000 shares                      ---           ---          ---         ---     (218,750)         ---      (218,750)
  Release of shares under
    Employee Stock Ownership
    Plan, 4,681 shares                       ---        14,041          ---         ---       40,959          ---        55,000
  Unrealized gain on securities,
     net of taxes                            ---           ---          ---         ---          ---        6,277         6,277
                                     -----------   -----------   ----------   ---------   ----------   ----------   -----------

Balance at December 31, 1996         $    16,547   $12,172,435   $1,191,706    $(28,710)   $(177,791)    $(33,990)  $13,140,197
                                     ===========   ===========   ==========   =========   ==========   ==========   ===========

See accompanying notes to consolidated financial statements.

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                     Consolidated Statements of Cash Flows
                 Years Ended December 31, 1996, 1995 and 1994

                                                                    1996           1995           1994
                                                                ------------   ------------   ------------
Operating Activities
Net income (loss)                                               $  1,127,305   $    958,898   $   (184,132)
Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities:
    Provision (benefit) for loan losses                             (275,000)            --        221,572
    Depreciation and amortization                                    164,475        146,084        154,177
    Profit sharing contribution of ESOP shares                        55,000             --             --
    Loss on sale of securities                                            --             --            281
    Loss (gain) on sale of other real estate                         (27,181)            --         11,516
    Accretion of loan discounts and fees                            (122,194)      (106,116)        (6,549)
    Amortization and accretion of discounts and
      premiums on securities                                         (10,200)        19,097         33,226
    Benefit (provision) for deferred income taxes                     31,174       (300,227)       254,046
    Decrease (increase) in other assets                              (25,514)       369,045       (444,958)
    Increase (decrease) in other liabilities                           5,175        (11,874)      (476,874)
                                                                ------------   ------------   ------------
      Net cash provided (used) by operating activities               923,040      1,074,907       (437,695)
                                                                ------------   ------------   ------------

Investing Activities
Proceeds from repayment and maturity
  of investment securities                                         5,300,000      1,888,400        800,000
Proceeds from maturity of securities
  available for sale                                               9,000,000     10,000,000      6,750,000
Proceeds from repayment of mortgage-
  backed securities                                                  117,452        126,951        258,705
Proceeds from sale of securities                                          --             --        449,718
Purchase of investment securities                                 (8,830,713)    (1,092,225)    (1,758,334)
Purchase of securities available for sale                        (14,710,872)    (9,485,625)    (5,747,500)
Net decrease (increase) in interest-bearing deposits
  in other banks                                                    (992,285)         4,000             --
Principal collected on loans                                      12,858,837     14,072,132     10,402,119
Loans originated                                                 (19,815,190)   (12,771,600)   (16,665,764)
Loans purchased from FDIC as receiver for other banks                     --             --       (493,086)
Net increase in short-term loans                                    (200,684)       (96,137)      (160,958)
Net decrease (increase) in lines of credit                        (2,331,395)    (3,936,146)       754,607
Purchase of bank premises and equipment                             (727,009)       (54,383)      (184,284)
Investment in other real estate                                      (78,250)            --             --
Proceeds from disposition of other real estate                       344,562             --        716,984
                                                                ------------   ------------   ------------
      Net cash used by investing activities                      (20,065,547)    (1,344,633)    (4,877,793)
                                                                ------------   ------------   ------------

Financing Activities
Net increase in transaction and savings deposits                   9,134,873      4,361,262      2,948,474
Proceeds from issuance of time deposits                           23,785,579     40,745,855     34,897,519
Payments for maturing time deposits                              (20,828,907)   (37,337,424)   (35,008,768)
Net increase in short-term borrowings                                131,287      1,424,694        165,818
Payments on long-term debt                                          (186,250)       (74,500)       (56,250)
Proceeds from other long-term borrowings                           1,143,000             --             --
Payments on other long-term borrowings                                (4,185)            --             --
Proceeds from issuance of common stock, net of expenses            6,018,928             --             --
Loan to Employee Stock Ownership Plan                               (218,750)            --             --
Cash dividends paid to common stockholders                          (376,136)       (71,211)            --
                                                                ------------   ------------   ------------
      Net cash provided by financing activities                   18,599,439      9,048,676      2,946,793
                                                                ------------   ------------   ------------
      Increase (decrease) in cash and cash equivalents              (543,068)     8,778,950     (2,368,695)
      Cash and cash equivalents at beginning of year              14,428,200      5,649,250      8,017,945
                                                                ------------   ------------   ------------
      Cash and cash equivalents at end of year                  $ 13,885,132   $ 14,428,200   $  5,649,250
                                                                ============   ============   ============

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                     Consolidated Statements of Cash Flows
                 Years Ended December 31, 1996, 1995 and 1994


                                                           1996             1995             1994
                                                        -----------      -----------      -----------
Supplementary disclosures:

  Interest paid on deposits and borrowings               $2,928,906       $2,711,626       $1,924,179
                                                         ==========       ==========       ==========

  Income taxes paid                                      $  651,600       $  327,593       $  511,250
                                                         ==========       ==========       ==========

  Securities transferred to investment
    securities                                           $       --       $       --       $3,500,000
                                                         ==========       ==========       ==========

See accompanying notes to consolidated financial statements.

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                  Notes to Consolidated Financial Statements
                          December 31, 1996 and 1995

1. Summary of Significant Accounting Policies

   Abigail Adams National Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, The Adams National Bank (the "Bank"), prepare their financial statements on the accrual basis and in conformity with generally accepted accounting principles. The more significant accounting policies are explained below. As used herein, the term the Company includes the Bank unless the context otherwise requires.

   (a)  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

   (b)  Cash and Cash Equivalents

        The Company has defined cash and cash equivalents as those amounts included in cash and due from banks and Federal funds sold.

   (c)  Securities

        Management determines the appropriate classifications of securities at the time of purchase. Securities which the Company has the ability and the intent to hold until maturity are classified as investment securities and reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair market value with unrealized gains and losses included in earnings. Securities which are not classified as trading or held to maturity are classified as available for sale and are reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. The unrealized loss on securities recognized had the effect of decreasing the Company's stockholders' equity by approximately $34,000 and $40,000, net of tax, at December 31, 1996 and 1995, respectively. The Company does not maintain a trading account.

        Premiums and discounts are amortized using a method which approximates the effective interest method over the term of the security.

   (d)  Loans

        Loans are stated at unpaid principal amount, net of unearned discount and deferred loan fees and costs.

        The Company discontinues the accrual of interest when the timely collection of principal or interest is doubtful. Interest accruals are resumed on such loans when they are brought fully current with respect to interest and principal or when, in the judgment of management, the loans have demonstrated a new period of performance and are estimated to be fully collectible as to both principal and interest.

   (e)  Allowance for Loan Losses

        The allowance for loan losses is a current estimate of the anticipated losses in the present loan portfolio. The allowance is increased by provisions charged to operating expenses and decreased by loan charge-offs, net of recoveries. The allowance for loan losses is based on management's evaluation of several factors, including loan loss experience, composition and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic trends and specific conditions that may effect the borrower's ability to pay. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Management believes that the current allowance for loan losses is adequate to absorb losses that are inherent in the current loan portfolio.

   (f)  Loan Origination Fees and Costs

        All fee income received from loan origination and purchases as well as costs directly attributable to the loan origination are deferred. The net deferred fees are amortized into interest income on loans as a yield adjustment over the estimated life of the loan. Deferred fees and costs are not amortized during periods in which interest income is not being recognized because of concerns about the realization of loan principal or interest. Discounts obtained on loans purchased from the FDIC as receiver for other banks are considered credit discounts and are not amortized into income until such time as a periodic credit evaluation deems that the discount, or a portion thereof, is no longer necessary or until such time as the loans have paid off. If the credit evaluation deems all or some of the discount is no longer necessary, it is then amortized into interest on loans as a yield adjustment over the remaining estimated life of the loan.

   (g)  Depreciation

        Depreciation of Bank premises and equipment is computed over the estimated useful lives of the respective assets, ranging from three to five years, on the straight-line basis. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the respective assets or the terms of the respective leases, whichever is shorter. Expenditures for major renewals and betterments of Bank premises and equipment are capitalized at cost and those for maintenance and repairs are charged to expense as incurred.

   (h)  Other Real Estate

        Other real estate includes assets that have been acquired in satisfaction of debt ("assets owned"). Other real estate is recorded at the lower of cost or fair value. Any valuation adjustments required at the date of transfer are charged to the allowance for loan losses. Subsequent to acquisition, other real estate is carried at the lower of its cost basis at foreclosure or fair value less estimated selling costs, based upon periodic evaluations.

   (i)  Stockholders' Equity

        All financial information presented gives retroactive effect to an increase in the number of shares of authorized Common Stock from 800,000 to 5,000,000 and a reduction of par value to $0.01 per share as of July 8, 1996, and the issuance by the Company on July 9, 1996 of a three-for-one stock split in the form of a stock dividend of two shares of Common Stock for each share of Common Stock issued and outstanding.

        Dividends totaling $467,000, or $.37 per share, and $142,000, or $.17 per share, were declared in 1996 and 1995, respectively.

   (j)  Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (k)  Net Income (Loss) Per Share

        Net income (loss) per common share is calculated by dividing net income
        (loss) by the weighted average number of common shares outstanding during the year, 1,200,803 in 1996, and 854,532 in 1995 and 1994.

   (l)  Fair Value Disclosures

        In December, 1991 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS No. 107). SFAS No. 107 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practical to estimate fair value. SFAS No. 107 is effective for the Company at December 31, 1995. The fair value of the Company's financial instruments is reported in Note 18.

   (m)  Accounting by Creditors for Impairment of a Loan

        The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114) and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (SFAS No. 118) which amended SFAS No. 114. SFAS No. 114 and SFAS No. 118 require creditors to measure impaired loans in one of three ways: the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the underlying collateral. If the measure of the impaired loan is less than the recorded investment in the loan, the creditor shall recognize the impairment by creating a valuation allowance with a corresponding charge to expense. SFAS No. 114 and SFAS No. 118 were adopted by the Company as of January 1, 1995. The adoption of SFAS No. 114 and SFAS No. 118 did not have a material impact on the Company.

   (n)  Derivative Financial Instruments

        In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS No. 119). SFAS No. 119 requires entities to disclose the amount, nature and terms of all derivative financial instruments, such as futures, forward, swap or option contracts, or other financial instruments with similar characteristics, and to separately disclose certain information about these instruments which are held or issued for trading purposes and those which are held or issued for purposes other than trading. SFAS No. 119 was adopted as of January 1, 1995.

   (o)  Accounting for the Impairment of Long-Lived Assets

        In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). SFAS No. 121 requires that assets to be held and used be evaluated for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. SFAS No. 121 also requires that assets to be disposed of be reported at the lower of cost or fair value less selling costs. SFAS No. 121, which was adopted by the Company as of January 1, 1996, does not have a material impact on the results of operations or financial position.

   (p)  Accounting for Mortgage Servicing Rights

        In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (SFAS No. 122). SFAS No. 122 provides accounting for mortgage servicers that sell or securitize loans and retain servicing rights. SFAS No. 122 is effective as of January 1, 1996. The Company does not sell or securitize mortgage loans and therefore the implementation of SFAS No. 122 will not have a material impact.

   (q)  Accounting for Stock Based Compensation

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123). SFAS No. 123 allows companies either to continue to account for stock-based employee compensation plans under existing accounting standards or to adopt a fair-value-based method of accounting as defined in the new standard. The Company follows the existing accounting standards for these plans, but has provided pro-forma disclosure of net income and earnings per share as if the expense provisions of SFAS No. 123 had been adopted in Note 15.

   (r)  Risks and Uncertainties

        The Company is subject to competition from other financial institutions, and is also subject to the regulations of certain federal agencies and undergoes periodic examination by those regulatory authorities.

        The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

        Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and other real estate, management periodically obtains independent appraisals for significant properties.

   (s)  Reclassifications

        Certain reclassifications have been made to amounts previously reported in 1995 and 1994 to conform with the 1996 presentation.

2. Restrictions on Cash Balances

Included in cash and due from banks are balances maintained within the Company to satisfy legally required reserves and to compensate for services provided from correspondent banks. Balances maintained totaled $1,543,000 and $1,475,000 at December 31, 1996 and 1995, respectively. There were no other withdrawal, usage restrictions or legally required compensating balances at December 31, 1996 or 1995.

3. Securities

   Investment securities at December 31, 1996 and 1995 are summarized as follows:

                                                                      1996
                                               --------------------------------------------------
                                                               Gross       Gross
                                                 Adjusted    Unrealized  Unrealized     Market
                                                Cost Basis     Gains       Losses       Value
                                               ------------  ----------  ----------  ------------
   U.S. Treasury:
      Within one year                           $   500,000     $ 1,094     $    --   $   501,094
      After one, but within five years              499,789       2,711          --       502,500
                                                -----------     -------  ----------   -----------
           Total                                    999,789       3,805          --     1,003,594
                                                -----------     -------  ----------   -----------

   Obligations of U.S. government
   agencies and corporations:
      Within one year                             1,150,680       1,508          --     1,152,188
      After one, but within five years            8,454,924      32,204      10,198     8,476,930
                                                -----------     -------  ----------   -----------
           Total                                  9,605,604      33,712      10,198     9,629,118
                                                -----------     -------  ----------   -----------

   Obligations of states and municipalities:
      After ten years                               310,000         244          --       310,244
                                                -----------     -------  ----------   -----------

   Mortgage-backed securities:
      Federal National Mortgage Association:
        Within one year                               5,781         123          --         5,904
      Federal Home Loan Mortgage Corp.:
        After one, but within five years            262,539      11,108          --       273,647
                                                -----------     -------  ----------   -----------
           Total                                    268,320      11,231          --       279,551
                                                -----------     -------  ----------   -----------

   Corporate securities (1)                          12,500          --          --        12,500
                                                -----------     -------  ----------   -----------
   Federal Reserve Bank Stock (1)                   162,700          --          --       162,700
                                                -----------     -------  ----------   -----------
   Federal Home Loan Bank Stock (1)                 281,900          --          --       281,900
                                                -----------     -------  ----------   -----------
           Total investment securities          $11,640,813     $48,992     $10,198   $11,679,607
                                                ===========     =======  ==========   ===========

                                                                                                      1995
                                                                             ------------------------------------------------------
                                                                                               Gross        Gross
                                                                               Adjusted     Unrealized    Unrealized      Market
                                                                              Cost Basis       Gains        Losses         Value
                                                                             -------------  -----------  ------------  -------------
 U.S. Treasury:
    Within one year                                                            $ 1,499,200     $  1,581       $    --    $ 1,500,781
                                                                               -----------     --------  ------------    -----------
         Total                                                                   1,499,200        1,581            --      1,500,781
                                                                               -----------     --------  ------------    -----------

 Obligations of U.S. government
 agencies and corporations:
    Within one year                                                              1,005,685        9,627            --      1,015,312
    After one, but within five years                                             4,875,445       90,630         2,500      4,963,575
                                                                               -----------     --------  ------------    -----------
         Total                                                                   5,881,130      100,257         2,500      5,978,887
                                                                               -----------     --------  ------------    -----------

 Mortgage-backed securities:
    Federal National Mortgage Association:
      After one, but within five years                                              16,961          343            --         17,304
    Federal Home Loan Mortgage Corp.:
      After five, but within ten years                                             368,656       16,937            --        385,593
                                                                               -----------     --------  ------------    -----------
         Total                                                                     385,617       17,280            --        402,897
                                                                               -----------     --------  ------------    -----------

 Corporate securities (1)                                                           12,500           --            --         12,500
                                                                               -----------     --------  ------------    -----------
 Federal Reserve Bank Stock (1)                                                    162,700           --            --        162,700
                                                                               -----------     --------  ------------    -----------
 Federal Home Loan Bank Stock (1)                                                  251,500           --            --        251,500
                                                                               -----------     --------  ------------    -----------
         Total investment securities                                           $ 8,192,647     $119,118  $      2,500    $ 8,309,265
                                                                               ===========     ========  ============    ===========

(1) Corporate securities, Federal Reserve Bank and Federal Home Loan Bank Stocks have no stated maturities.

Securities available for sale at December 31, 1996 and 1995 are summarized below:

                                                                                                       1996
                                                                               -----------------------------------------------------
                                                                                                Gross       Gross
                                                                                 Adjusted    Unrealized   Unrealized       Market
                                                                                Cost Basis      Gains       Losses         Value
                                                                               -----------   ----------  ------------    -----------
 Obligations of U.S. government
 agencies and corporations:
    Within one year                                                            $ 8,088,415     $  2,098  $      7,411    $ 8,083,102
    After one, but within five years                                             3,135,000           --        12,820      3,122,180
                                                                               -----------     --------  ------------    -----------
         Total                                                                 $11,223,415     $  2,098  $     20,231    $11,205,282
                                                                               ===========     ========  ============    ===========
                                                                                                        1995
                                                                               ----------------------------------------------------
                                                                                                 Gross       Gross
                                                                                 Adjusted     Unrealized  Unrealized     Market
                                                                                Cost Basis       Gains      Losses        Value
                                                                               -----------     --------  ------------  -------------
  U.S. Treasury:
    Within one year                                                            $ 1,995,654     $  6,220       $    --    $ 2,001,874
                                                                               -----------     --------  ------------    -----------
         Total                                                                   1,995,654        6,220            --      2,001,874
                                                                               -----------     --------  ------------    -----------

 Obligations of U.S. government
 agencies and corporations:
    Within one year                                                              2,501,562        1,249            --      2,502,811
    After one, but within five years                                             1,000,000        3,721            --      1,003,721
                                                                               -----------     --------  ------------    -----------
         Total                                                                   3,501,562        4,970            --      3,506,532
                                                                               -----------     --------  ------------    -----------
         Total securities available for sale                                   $ 5,497,216     $ 11,190  $         --    $ 5,508,406
                                                                               ===========     ========  ============    ===========

Securities in the amount of approximately $14,938,000 and $8,616,000 were pledged to collateralize public deposits and repurchase agreements at December 31, 1996 and 1995, respectively.

   The Company had no securities whose book value as to any single issuer exceeded 10% of stockholders' equity. During 1996, the Company held one security totaling $310,000 which was exempt from federal taxation. No securities which were exempt from federal taxation were held during 1995.

   During 1994, the Company reclassified $3,500,000 in securities previously classified as available for sale to the held to maturity portfolio, resulting in an unrealized loss, net of taxes, on the date of transfer of approximately $86,000. This unrealized loss is recorded in equity and amortized as a yield adjustment over the remaining terms of the reclassified securities. This amortization of approximately $63,000, net of taxes, as of December 31, 1996, coupled with unrealized losses in the remaining available for sale portfolio of $11,000, net of taxes, brought the equity balance of unrealized loss on securities to $34,000 at December 31, 1996.

4. Loans

   Loans at December 31, 1996 and 1995 are summarized as follows:

                                             1996          1995
                                         -----------    -----------
         Commercial and industrial       $39,418,672    $43,547,303
         Real estate:
          Commercial mortgage             24,840,270     12,603,988
          Residential mortgage             2,630,845      1,546,590
          Construction and
           development                     4,139,569      2,617,836
         Installment to individuals        2,202,615      3,652,022
                                         -----------    -----------
                                          73,231,971     63,967,739
         Less: Deferred income and
          unearned discounts                (218,558)      (375,344)
                                         -----------    -----------

          Total                          $73,013,413    $63,592,395
                                         ===========    ===========

Loan concentrations at December 31, 1996 and 1995 are summarized as follows:

                                         1996           1995
                                         ----           ----
   Service industry                       38%            38%
   Real estate development/finance        30             32
   Wholesale/retail                       22             21
   Other                                  10              9
                                         ----           ----
    Total                                100%           100%
                                         ====           ====

A substantial portion, $50,211,000, or approximately 69%, at December 31, 1996, and $41,418,000, or approximately 65%, at December 31, 1995, of the Company's loans are secured by real estate in the Washington, D.C. metropolitan area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the Washington metropolitan area.

     Transactions in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 are summarized as follows:


                                             1996          1995          1994
                                            ------        ------        ------

 Balance at January 1                     $1,273,965    $1,289,562    $1,385,875

  Provision (benefit) for loan losses       (275,000)           --       221,572

  Recoveries:
   Commercial                                 52,082        55,372       122,393
   Real estate:
    Commercial mortgage                          680         9,516            --
    Residential mortgage                          --            --         3,000
    Installment to individuals               111,981        33,105        30,981
                                          ----------    ----------    ----------
           Total recoveries                  164,743        97,993       156,374
                                          ----------    ----------    ----------

  Loans charged off:
   Commercial                                (71,937)      (14,551)     (429,090)
   Installment to individuals                (43,284)      (99,039)      (45,169)
                                          ----------    ----------    ----------
           Total loans charged off          (115,221)     (113,590)     (474,259)
                                          ----------    ----------    ----------
   Net recoveries (charge-offs)               49,522       (15,597)     (317,885)
                                          ----------    ----------    ----------

 Balance at December 31                   $1,048,487    $1,273,965    $1,289,562
                                          ==========    ==========    ==========

Included in the accompanying consolidated balance sheets are certain loans that are accounted for on a nonaccrual basis. These nonaccrual loans totaled approximately $963,000, $1,561,000 and $1,244,000 at December 31, 1996, 1995 and
1994, respectively. Had the loans been current in accordance with their original terms, gross interest income for these loans would have been $124,000, $212,000 and $150,000 in 1996, 1995 and 1994, respectively. Actual recorded interest income on these loans was $0, $40,000 and $53,000 in 1996, 1995 and 1994, respectively. Nonaccrual loans include $607,000, $875,000 and $1,013,000 in loans guaranteed by the U.S. Small Business Administration at December 31, 1996, 1995 and 1994, respectively. These loans are guaranteed for an average of 97.9% of the outstanding balance, or $594,000, 84.9% of the outstanding balance, or $743,000, and 87.3% of the outstanding balance, or $884,000 at December 31, 1996, 1995 and 1994, respectively. Also included in the accompanying consolidated balance sheets are $573,000, $1,245,000 and $1,301,000 in loans at December 31, 1996, 1995 and 1994, respectively, restructured due to a deterioration in the financial condition of the borrowers. Actual interest income recorded subsequent to the date of restructuring on loans reported as restructured at each year-end was $63,000, $124,000 and $110,000 in 1996, 1995 and 1994, respectively. As of year-end 1996, 1995 and 1994, these loans were performing substantially in accordance with the restructured terms. The Company had no commitments to lend additional funds to any of the borrowers whose loans are recorded as nonaccrual or restructured at December 31, 1996, 1995 and 1994. At December 31, 1996, 1995 and 1994, the Company had $153,000, $6,000 and
$3,000, respectively, in loans greater than 90 days delinquent which were still accruing. These loans consisted primarily of loans which were both adequately secured and in the process of collection.

A loan is considered impaired when, based on current information and events, the Company deems it probable it will be unable to collect all amounts contractually due under the loan. The recorded investment in impaired loans was $1,955,000 and $2,790,000 at December 31, 1996 and 1995, respectively. Of the balance at December 31, 1996 and 1995, $1,509,000 and $2,775,000, respectively, are on nonaccrual status or as restructured loans. Included in these amounts for December 31, 1996 and 1995, respectively, are $1,855,000 and $1,631,000 of impaired loans for which the related impairment allowance is $264,000 and $416,000. Loans that do not have an impairment allowance were $100,000 and $1,037,000 at December 31, 1996 and 1995, respectively. The average recorded investment in impaired loans was $2,619,000 and $2,918,000 during 1996 and 1995, respectively. Interest income recognized on impaired loans during the years ended December 31, 1996 and 1995 which has not been disclosed above in the discussion of nonaccrual and restructured loans was $19,000 and $2,000, respectively. The allowance for credit losses contains additional amounts for impaired loans as deemed necessary to maintain allowances at levels considered adequate by management.

   The Company has engaged in banking transactions in the ordinary course of business with some of its directors, officers, principal shareholders and their associates. Management believes that all loans or commitments to extend loans and the payment of overdrafts included in such transactions are made on the same terms, including interest rates and collateral, as those prevailing at the time of comparable loans with other persons and do not involve more than the normal risk of collectibility. At December 31, 1996 and 1995, none of these loans are either reported as nonaccrual, restructured or classified. The aggregate amount of loans to related parties for the years ended December 31, 1996 and 1995 was as follows:

                                                         1996           1995
                                                  -----------    -----------
   Balance at January 1                           $   532,577    $   726,153

     Additions                                      1,261,700        481,774
     Repayments                                      (542,609)      (675,350)
     Retirements                                      (14,816)            --
                                                  -----------    -----------
   Balance at December 31                         $ 1,236,852    $   532,577
                                                  ===========    ===========

5. Bank Premises and Equipment
   Bank premises and equipment at December 31, 1996 and 1995 is summarized as follows:

                                                         1996           1995
                                                  -----------    -----------
   Furniture, fixtures and equipment              $ 1,811,318    $ 1,351,454
   Leasehold improvements                             960,081        692,936
                                                  -----------    -----------

     Total, at cost                                 2,771,399      2,044,390
   Less: Accumulated depreciation and
     amortization                                  (1,931,348)    (1,766,873)
                                                  -----------    -----------

     Total, net                                   $   840,051    $   277,517
                                                  ===========    ===========

   Amounts charged to operating expenses for depreciation and amortization aggregated approximately $165,000, $146,000 and $154,000 in 1996, 1995 and
   1994, respectively.


6. Interest-Bearing Deposits

   Related party deposits totaled approximately $5,376,000 and $2,481,000 at December 31, 1996 and 1995, respectively. In management's opinion, rates paid on these deposits, where applicable, are available to others at the same terms.

   At December 31, 1996 and 1995, brokered deposits totaled approximately $7,674,000 and $7,090,000, respectively. At December 31, 1996, time deposits totaling $300,000 have scheduled maturities greater than one year as follows:

                    1998             $ 200,000
                    1999               100,000
                                     ---------
                                     $ 300,000
                                     =========


7. Leasing Arrangements

   The Company leases its main office space under two leases which expire in 2002. The Company also leases space for three branch offices and two automated teller machines. The leases on the Union Station branch and the two automated teller machines expire in 1998 and 1999, respectively. The lease on the Dupont Circle East branch expires in 2016. The M Street branch is leased on a month to month basis. All leases are classified as operating leases. In January 1997, the Bank entered into a lease for a branch location in Chinatown, to expire in 2007.

   The following is a schedule of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996:

                                                         Lease
                                                       Payments
                                                       --------

               1997                                     $441,935
               1998                                      438,156
               1999                                      375,888
               2000                                      373,875
               2001                                      373,875
               2002 and thereafter                       995,337

   Rental expense in 1996, 1995 and 1994 was approximately $464,000, $408,000 and $452,000, respectively.


8. Income Taxes
   Income tax expense attributable to income from continuing operations for 1996, 1995 and 1994 consists of:


                                         1996        1995        1994
                                       ---------  ----------  -----------
   Current:
     Federal                           $ 484,762  $ 428,452    $(167,026)
     District of Columbia                131,883    139,687      (87,020)
                                       ---------  ---------    ---------

                                         616,645    568,139     (254,046)
                                       ---------  ---------    ---------
   Deferred:
     Federal                               6,290   (160,540)     167,026
     District of Columbia                 24,884   (139,687)      87,020
                                       ---------  ---------    ---------

                                          31,174   (300,227)     254,046
                                       ---------  ---------    ---------
   Total:
     Federal                             491,052    267,912           --
     District of Columbia                156,767         --           --
                                       ---------  ---------    ---------

                                       $ 647,819  $ 267,912   $       --
                                       =========  =========   ==========

   Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following:

                                                  1996                1995               1994
                                           -----------------  ------------------  ------------------
                                             Amount      %      Amount      %      Amount       %
                                           ----------  -----  ----------  ------  ---------  -------
   Tax expense at statutory rate            $603,542   34.0%  $ 417,116    34.0%  $(62,605)   (34.0)%
   Increase (decrease) in taxes
     resulting from District of
     Columbia franchise tax, net
     of Federal tax effect                   103,466    5.8     124,952    10.2    (31,583)   (17.2)
   Other                                     (59,189)  (3.3)     37,235     3.0      2,550      1.4
   Change in  valuation allowance                 --     --    (311,391)  (25.4)    91,638     49.8
                                            --------   ----   ---------   -----   --------   ------
                                            $647,819   36.5%  $ 267,912    21.8%  $     --      0.0%
                                            ========   ====   =========   =====   ========   ======

   The significant components of deferred income tax expense attributable to income from continuing operations for the year ended December 31, 1996, 1995 and 1994 are as follows:

                                              1996         1995          1994
                                           ----------  ------------   ----------
   Deferred tax benefit (exclusive of
    the effects of other components
    listed below)                             $31,174     $  11,164     $162,409
   Increase (decrease) in the
    valuation allowance for deferred
    tax assets                                     --      (311,391)      91,637
                                              -------     ---------     --------
                                              $31,174     $(300,227)    $254,046
                                              =======     =========     ========

   The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995:

                                                           1996        1995
                                                         ------       -----
   Deferred tax assets:
     Allowance for loan losses                         $186,959    $197,595
     Interest income on nonaccrual loans                 24,507      51,401
     Deferred loan fees                                  87,070      76,344
     Furniture and equipment                             88,309     101,962
     Unrealized losses on securities                     23,275      26,778
     Compensated absences                                18,699       8,184
                                                       --------    --------
       Total gross deferred tax assets                  428,819     462,264

   Deferred tax liabilities:
     Prepaid expenses                                    (9,649)    (19,513)
     Other                                              (14,622)         --
                                                       --------    --------
       Total gross deferred tax liabilities             (24,271)    (19,513)
                                                       --------    --------
        Net deferred tax assets                        $404,548    $442,751
                                                       ========    ========

   Deferred income tax assets at December 31, 1996 and 1995 were $404,548 and $442,751, respectively, and are included in other assets in the accompanying financial statements. Also included in other assets at December 31, 1996 and 1995, were current tax receivables of $18,000 and $54,000, respectively. Included in other liabilities at December 31, 1996 and 1995, were current tax payables of $46,000 and $61,000, respectively.


9. Long-Term Borrowings/Debt

   On October 1, 1996, the Bank entered into an agreement to borrow funds from the Federal Home Loan Bank of Atlanta ("FHLB"). The principal balance of this note shall be repaid in 146 monthly installments commencing on November 1, 1996 through the note's maturity on December 1, 2008. The rate of interest payable on the principal balance of this note is fixed at 6.95%. The outstanding balance of loans pledged at December 31, 1996 to collateralize this debt is disclosed in Note 10 below. Annual principal maturities as of December 31, 1996 are as follows:


                  1997                                   $ 57,516
                  1998                                     58,588
                  1999                                     64,402
                  2000                                     70,794
                  2001                                     77,821
                  2002 and thereafter                     809,694
                                                       ----------
                                                       $1,138,815
                                                       ==========

   On May 21, 1996, the Bank repaid its long-term capital note with Minbanc Capital Corp. At December 31, 1995, the balance due on the note, which carried an interest rate on that date of 6.00%, was $186,250 due to be repaid in ten quarterly installments of $18,625 each. Prior to the repayment, the note agreement restricted the total cash dividends which could be paid by the Bank in any twelve month period to 25% of net operating income.

10. Short-term Borrowings

    Short-term borrowings consist primarily of Federal funds purchased and securities sold under repurchase agreements. Federal funds purchased represent overnight funds, while securities sold under repurchase agreements generally involve the receipt of immediately available funds which mature in one business day or roll over under a continuing contract.

    The balance of securities sold under repurchase agreements at December 31, 1996 and 1995 of $1,916,689 and $1,785,402, respectively, represents funds received by the Company for securities sold to customers of the Company, at the customer's request, which mature in one business day but roll over under a continuing contract. In accordance with these contracts, the underlying securities sold are U.S. Treasuries or government agencies which are segregated from the Company's other investment securities in the Bank's Federal Reserve Bank account. The book value of the underlying securities sold under these repurchase agreements at December 31, 1996 and 1995 was approximately $2,296,000 and $2,060,000, respectively. The market value of these same securities at December 31, 1996 and 1995 was $2,295,000 and $2,094,000, respectively. At maturity, the same security is repurchased by the Company.

    Repurchase agreements are entered into with related parties in the normal course of business. At December 31, 1996 and 1995, such related party repurchase agreements totaled approximately $757,000 and $500,000, respectively. In management's opinion, rates paid on these repurchase agreements are available to others at the same terms.

    In the normal course of business, there are securities sold under repurchase agreements that the Company initiates with correspondent banks for liquidity purposes. As with the customer repurchase agreements, these contracts generally involve the receipt of immediately available funds which mature in one business day or roll over under a continuing contract, however, the underlying securities sold are transferred to the correspondent bank's Federal Reserve Bank account until maturity. At maturity, the same security is repurchased by the Company.

    Other short-term borrowings during 1995 consist of borrowings from the FHLB for liquidity purposes. Borrowings are collateralized by loans secured by first liens on one to four family, multifamily and commercial mortgages as well as investment securities. Although no short-term FHLB borrowings are outstanding at December 31, 1996 and 1995, the outstanding balances of loans pledged at December 31, 1996 and 1995 to collateralize long-term borrowings as well as future short-term borrowings from the FHLB was $2,557,000 and $3,194,000, respectively. The collateral value of the loans pledged at December 31, 1996 and 1995 was $1,860,000 and $2,127,000, respectively.

    Short-term borrowings for 1996 and 1995 are summarized below:


                                                   1996                1995
                                                   ----                ----
    Federal funds purchased
    Balance at end of year                     $       --           $       --
    Daily average balance
      outstanding during year                          --               89,114
    Maximum balance outstanding as
      of any month-end during year                     --              850,000
    Daily average interest rate
      during year                                      --                5.34%

    Securities sold under repurchase
      agreements
    Balance at end of year                     $1,916,689           $1,785,402
    Daily average balance
      outstanding during year                   2,147,737            1,510,954
    Maximum balance outstanding as
      of any month-end during year              3,042,801            3,217,340
    Daily average interest rate
      during year                                   4.87%                5.57%
    Average interest rate on balance
      at end of year                                5.95%                4.92%

    Other short-term borrowings
    Balance at end of year                     $       --           $       --
    Daily average balance
      outstanding during year                          --              103,493
    Maximum balance outstanding as
      of any month-end during year                     --            1,200,000
    Daily average interest rate
      during year                                      --                6.15%

11. Commitments and Contingent Liabilities

    In the normal course of business, there are various outstanding commitments and contingent liabilities such as commitments to extend credit that are not reflected in the accompanying consolidated financial statements. No material losses are anticipated as a result of these transactions. At December 31, 1996 and 1995, the Company had outstanding letters of credit aggregating approximately $1,806,000 and $706,000, commitments to originate variable rate loans aggregating approximately $18,026,000 and $13,867,000, and commitments to originate fixed rate loans aggregating approximately $2,464,000 and $1,410,000, respectively.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential and income-producing commercial properties.

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support lease and security deposits and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds cash, marketable securities and other collateral supporting those commitments for which collateral is deemed necessary. The portion of letters of credit which are collateralized was 47% and 100% at December 31, 1996 and 1995, respectively.

    Under the terms of an employment agreement with the President and Chief Executive Officer of the Company and the Bank, the Company is obligated to make payments totaling up to $389,000 to her under certain conditions, in the event her employment is terminated. In addition, upon termination, certain unvested stock options granted to the President and Chief Executive Officer shall become immediately vested. Such unvested options are estimated to have an aggregate value of approximately $304,000 at December 31, 1996.

    Under the terms of severance agreements with seven key management officials of the Bank, at December 31, 1996 the Bank is obligated to make payments totaling $539,000 under certain conditions in the event of a change in control of the Company or the Bank.

    The Company maintains directors' and officers' liability insurance in the amount of $2,000,000, subject to certain exclusions. In addition, according to the by-laws, the Company is obligated to indemnify any director or officer for losses incurred to the full extent authorized or permitted by Delaware general corporation law.


12. Restrictions on Dividend Payments and Loans by Affiliated Bank

    Any dividends payable by the Company are dependent on dividends payable from the Bank to the Company. Federal banking laws restrict the total dividend payments that a national banking association may make during any calendar year to the total net income of the bank for the current year plus retained net income for the preceding two years, except with the prior written approval of the Office of the Comptroller of the Currency. At December 31, 1996, approximately $1,774,000 of retained earnings of the Bank was available for dividend declarations without prior regulatory approval. The Federal Reserve Board has issued a statement effective November 14, 1985 which indicates that dividends should only be paid out of net income available to common shareholders over the past year. At December 31, 1996, approximately $660,000 of retained earnings of the Company was available for dividend declaration without prior regulatory approval. Restrictions are also imposed upon the ability of the Bank to make loans to the Company, purchase stock in the Company or use the Company's securities as collateral for indebtedness of the Bank. At December 31, 1996, the Company and the Bank were in compliance with regulatory requirements.

13. Parent Company Information

    On April 1, 1982, the Company acquired, through merger, all of the outstanding shares of the Bank, becoming the parent and sole stockholder. The earnings (losses) of the Bank are recorded by the Company using the equity method of accounting. Earnings (losses) are recorded as an increase (decrease) in the Company's investment, and dividends declared by the Bank are recorded as reductions in the Company's investment in the Bank.

                           Condensed Balance Sheets

                                                                                               December 31,
                                                                                      -----------------------------
                                                                                              1996            1995
                                                                                            ------          ------
Assets
Due from banks and interest-bearing balances with subsidiary bank                     $  3,794,594     $   248,797
Investment in subsidiary bank                                                            7,195,748       6,364,594
Loans                                                                                    2,195,030              --
Less: Allowance for loan losses                                                            (25,000)             --
                                                                                      ------------     -----------
  Loans, net                                                                             2,170,030              --
Dividend receivable from subsidiary bank                                                        --          71,211
Other assets                                                                               151,023           8,459
                                                                                      ------------     -----------

  Total assets                                                                        $ 13,311,395     $ 6,693,061
                                                                                      ============     ===========
Liabilities and Stockholders' Equity
Liabilities:
  Other liabilities                                                                   $    171,198     $    74,195
Stockholders' equity:
  Common stock, par value $0.01 per share, authorized 5,000,000 shares; issued 1,654,712 shares in 1996 and 859,212 in 1995;
   outstanding 1,650,032 shares in 1996 and 854,532 shares in 1995                          16,547           8,592
Additional paid-in capital                                                              12,172,435       6,147,421
Retained earnings                                                                        1,157,716         491,563
                                                                                      ------------     -----------
                                                                                        13,346,698       6,647,576
Less: Employee Stock Ownership Plan shares, 20,319 shares at cost                         (177,791)             --
Less: Treasury Stock, 4,680 shares at cost                                                 (28,710)        (28,710)
                                                                                      ------------     -----------
  Total Stockholders' equity                                                            13,140,197       6,618,866
                                                                                      ------------     -----------
  Total liabilities and stockholders' equity                                          $ 13,311,395     $ 6,693,061
                                                                                      ============     ===========

                      Condensed Statements of Operations

                                                                                          Years Ended December 31,
                                                                                ------------------------------------------
                                                                                      1996           1995             1994
                                                                                    ------         ------           ------
Income
 Dividends from subsidiary bank                                                 $  307,425       $213,633        $      --
  Interest earned on balances with subsidiary bank                                 115,427          4,906            5,881
  Interest on loans                                                                 27,218             --               --
  Interest on securities available for sale                                             --             --            7,518
  Management fees earned from subsidiary bank                                           --            444           31,880
                                                                                ----------       --------       ----------
   Total income                                                                    450,070        218,983           45,279

Expenses
 Salaries and benefits                                                               6,500             --               --
 Professional fees                                                                  44,009        125,569          433,641
 Provision for loan losses                                                          25,000             --               --
 Other                                                                             176,863         75,046          157,315
                                                                                ----------       --------       ----------
   Total expenses                                                                  252,372        200,615          590,956
                                                                                ----------       --------       ----------
   Income (loss) before taxes and equity
    in undistributed net income of subsidiary                                      197,698         18,368         (545,677)
Applicable income tax benefit                                                      104,730        300,993               --
                                                                                ----------       --------       ----------
   Income (loss) before equity
    in undistributed net income of subsidiary                                      302,428        319,361         (545,677)

Equity in undistributed net income of subsidiary                                   824,877        639,537          361,545
                                                                                ----------       --------       ----------

     Net Income (loss)                                                          $1,127,305       $958,898       $ (184,132)
                                                                                ==========       ========       ==========

                       Condensed Statements of Cash Flows

                                                                                              Years Ended December 31,
                                                                                ---------------------------------------------------
                                                                                       1996                1995                1994
                                                                                     ------              ------              ------
Operating Activities
Net income (loss)                                                               $ 1,127,305         $   958,898         $  (184,132)

Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Equity in undistributed net income of subsidiary                               (824,877)           (639,537)           (361,545)

    Provision for loan losses                                                        25,000                --                  --
    Dividends declared from subsidiary bank not received                               --               (71,211)               --
    Other, net                                                                      (10,643)            (97,910)             94,102
                                                                                -----------         -----------         -----------
       Net cash provided (used) by operating activities                             316,785             150,240            (451,575)


Investing Activities
Proceeds from maturity of securities available for sale                                --                  --               450,000
Net increase in lines of credit                                                  (1,010,546)               --                  --
Loans originated                                                                 (1,242,500)               --                  --
Principal collected on loans                                                         58,016                --                  --
                                                                                -----------         -----------         -----------
       Net cash provided (used) by investing activities                          (2,195,030)               --               450,000

Financing Activities
Proceeds from issuance of common stock, net                                       6,018,928                --                  --
Loan to Employee Stock Ownership Plan                                              (218,750)               --                  --
Cash dividends paid to stockholders                                                (376,136)            (71,211)               --
                                                                                -----------         -----------         -----------
         Net cash used by financing activities                                    5,424,042             (71,211)               --
                                                                                -----------         -----------         -----------

       Increase (decrease) in cash and cash equivalents                           3,545,797              79,029              (1,575)

       Cash and cash equivalents at beginning of year                               248,797             169,768             171,343
                                                                                -----------         -----------         -----------

       Cash and cash equivalents at end of year                                 $ 3,794,594         $   248,797         $   169,768
                                                                                ===========         ===========         ===========

14. Federal Deposit Insurance Corporation Improvement Act

    Regulations implementing the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) became effective on December 19, 1992. FDICIA requires the regulators to stratify institutions into five quality tiers based upon their respective capital strengths and to increase progressively the degree of regulation over the weaker institutions, limits the pass-through deposit insurance treatment of certain types of accounts, adopts a "Truth in Savings" program, calls for the adoption of risk-based premiums on deposit insurance and requires banks to observe insider credit underwriting procedures no less strict than those applied to comparable noninsider transactions.

    The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Institutions categorized as "undercapitalized" or below are subject to certain restrictions, including the requirement to file a capital plan with its primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary federal regulator or by the FDIC, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized" it is generally placed in receivership or conservatorship within 90 days.

    To be considered "well-capitalized," an institution must generally have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. At December 31, 1996 and 1995, both the Company and the Bank were considered "well-capitalized." The table below present the capital position of the Company and the Bank relative to their various minimum statutory and regulatory capital requirements at December 31, 1996. The Company and the Bank are considered "well-capitalized" under regulatory guidelines.


                                       Company               Bank          Minimum
                                 -------------------------------------     Capital
                                 Amount       Ratio    Amount    Ratio  Requirements
                                 ------       -----    ------    -----  ------------
                                         (Dollars in thousands)
    Leverage ratio/1/            $13,174      13.81%   $ 7,230    7.61%     4.00%
    Tier 1 risk-based ratio/2/    13,174      16.22      7,230    9.19      4.00
    Total risk-based ratio/2/     14,190      17.47      8,213   10.44      8.00

    --------------------
    1   Based on annual average assets
    2   Based on risk-adjusted assets


15. Employee Benefits

    The Company has adopted a Nonqualified Stock Option Plan for certain officers and key employees and has reserved 90,000 shares of common stock for options to be granted under the plan. No options have been granted to date.

    On January 23, 1996, the Company adopted a nonqualified Directors Stock Option Plan (the "Directors Plan") and a qualified Employee Incentive Stock Option Plan covering key employees (the "Employee Plan"), which were approved by the shareholders on October 15, 1996. Shares subject to options under these plans may be authorized but unissued shares or treasury shares. Options under the Directors Plan are granted at a price not less than 85% of the fair market value of the Company's common stock on the date of grant. The options vest beginning in 1996 at an annual rate of 20% at the end of each year and become fully vested in the event of a Change in Control, as defined in the Directors Plan, or in the event that the Director leaves the Board. Options under the Employee Plan are granted at a price of 100% of the fair market value of the Company's common stock on the date of grant and are immediately exercisable. Options under both plans expire not later than ten years after the date of grant. Options for a total of 16,416 shares of common stock available for grant under the above Plans were granted in 1996 at a price of $6.74 for directors and $7.93 for employees. As of December 31, 1996, no options have been exercised under these plans.

    On November 19, 1996, the Company adopted a nonqualified Directors Stock Option Plan (the "1996 Directors Plan") and a qualified Employee Incentive Stock Option Plan covering key employees (the "1996 Employee Plan"). Shares subject to options under these plans may be authorized but unissued shares or treasury shares. Options under the 1996 Directors Plan are granted at a price not less than 85% of the fair market value of the Company's common stock on the date of grant. Options under the 1996 Employee Plan are granted at a price of 100% of the fair market value of the Company's common stock on the date of grant. The options granted under both the 1996 Directors Plan and the 1996 Employee Plan vest beginning in 1997 at an annual rate of 33.3% at the end of each year and become fully vested in the event of a Change in Control, as defined in the 1996 Directors Plan and the 1996 Employee Plan. Options under both plans expire not later than ten years after the date of grant. Options for a total of 22,113 shares of common stock are available for grant under the above Plans. Options totaling 20,608 were granted in 1996 at a price of $9.13 for directors and $10.74 for employees. No options have been exercised under these plans.

    On March 29, 1996, the Company granted the President and Chief Executive Officer a nonqualified stock option to purchase 75,000 shares at a price equal to 85% of the fair market value of the Company's common stock on the date of grant ($6.74). The option vests beginning in 1996 at an annual rate of 20% at the end of each year and becomes fully vested in the event of a Change in Control as defined in the Agreement, or in the event that she leaves the Company or the Bank.

    The Company accounts for its stock option plans under APB Opinion No. 25. In accordance with APB Opinion No. 25, no compensation expense has been recorded for the Employee Plan and the 1996 Employee Plan and compensation expense of $19,000 in 1996 has been recorded for the Directors Plan, the 1996 Directors Plan and the options granted to the President and Chief Executive Officer which is an amount equal to the difference between the quoted market price of the stock at the date of grant and the amount the employee/director is required to pay, ratably over the options' vesting periods.

    Had compensation cost for these plans been determined consistent with SFAS No. 123 the Company's net income and earnings per share for 1996 would have been $1,105,000 and $.92, respectively.

    A summary of the status of the Company's four stock option plans and the one out-of-plan stock option grant at December 31, 1996 and changes during the year then ended is presented in the table and narrative below:

                                                    Directors Plans and
                                                        CEO Grants              Employee Plans
                                                    -------------------         -----------------
                                                               Wtd Avg                   Wtd Avg
                                                    Shares     Ex Price         Shares   Ex Price
                                                    ------     --------         ------   --------
    Outstanding at beginning of year                     0    $     --               0    $   --
    Granted                                         89,349        6.95          22,675      9.50
    Exercised                                           --          --              --        --
    Forfeited/Expired                                   --          --              --        --
    Outstanding at end of year                      89,349        6.95          22,675      9.50
    Exercisable at end of year                      16,286        6.74           9,987      7.93
    Weighted average fair value of options granted  $  .43                     $  2.19

    At December 31, 1996, options granted under the Directors Plan and the 1996 Directors Plan and under the Non-Qualified Stock Option Agreement between the Company and the President and Chief Executive Officer have exercise prices between $6.74 and $9.13, with a weighted average exercise price of $6.95 and a weighted average remaining contractual life of 9.1 years. Of these options 16,286 are exercisable. At December 31, 1996, options granted under the Employee Plan and the 1996 Employee Plan have exercise prices between $7.93 and $10.74, with a weighted average exercise price of $9.50 and a weighted average remaining contractual life of 9.5 years. Of these options, 9,987 are exercisable.

    The fair value of each option grant is estimated on the date of grant using a Black-Scholes-based option pricing model (Noreen Wolfson) with the following weighted average assumptions used for grants in 1996: risk-free interest rate of 5.81%; expected dividend yields of 5.04%; expected lives of 10 years; and expected volatility of 50%.

    On April 16, 1996, the Company and the Bank adopted an employee stock ownership plan ("ESOP") with 401(k) provisions, replacing the Bank's former 401(k) Plan, which covered all full-time employees 21 years of age or older who have completed one year of service. Participants may elect to contribute to the ESOP a portion of their salary, which may not be less than 1% nor more than 15%, of their annual salary (up to $9,500 for 1996). In addition, the Bank may make a discretionary matching contribution equal to one-half of the percentage amount of the salary reduction elected by each participant (up to a maximum of 3%), which percentage will be determined each year by the Bank, and an additional discretionary contribution determined each year by the Bank. Employee contributions and the employer's matching contributions immediately vest. The initial employer's discretionary contribution was immediately vested. All future employer's discretionary contributions are vested as follows: 33 and 1/3% for one year of service; 66 and 2/3% for two years of service; 100% for three years of service, however, an employee's vested percentage will not be less than their vested percentage under the former 401(k) Plan.

    The Company made matching contributions to the Plan of $23,000, $34,000 and $40,000 in 1996, 1995 and 1994, respectively. These amounts are included in salaries and employee benefits in the accompanying consolidated statements of operations. In 1996, the Company made an additional discretionary contribution of 4,681 shares of Company stock, at a fair market value of $55,000 on December 31, 1996, from the 25,000 shares purchased by the ESOP to all eligible employees. This amount is included in salaries and benefits for 1996 in the accompanying consolidated statements of operations. As of December 31, 1996, these 4,681 shares are committed to be released and the remaining 20,319 shares are unearned ESOP shares held in suspense. Dividends paid on allocated shares may be paid to participants or used to repay the ESOP loan. Dividends on unallocated shares are expected to be used to repay the ESOP loan. The participating employee has certain put rights in the event that the common stock distributed cannot be readily sold. Only shares which are allocated or committed to be released are considered for purposes of computing earnings per share. The fair value of the unearned ESOP shares at December 31, 1996 is $239,000.


16. Other Operating Expense

    Other operating expense for 1996, 1995 and 1994 is summarized as follows:


                                          1996         1995         1994
                                          ----         ----         ----
 Courier service and bank security    $  169,207   $  149,689   $  148,884
 Stationery and office supplies           97,602       75,585      103,017
 Advertising                              85,572       14,616       27,483
 FDIC insurance premiums                   2,363       84,607      171,582
 Employment litigation expense              --           --        387,000
 Other                                   554,354      456,503      548,478
                                      ----------   ----------   ----------

   Total other operating expense      $  909,098   $  781,000   $1,386,444
                                      ==========   ==========   ==========

    The Company has engaged in transactions in the ordinary course of business with some of its directors, officers, principal stockholders and their associates. Management believes that all such transactions are made on the same terms as those prevailing at the time with other persons. The Company expensed $5,000, $15,000 and $32,000 during 1996, 1995 and 1994, respectively, to such related parties in connection with public relations activities. The Company expensed $9,000 and $17,000 to such related parties for legal services during 1996 and 1995, respectively.


17. Shareholder Rights Plan

    On April 12, 1994, the Board of Directors of the Company adopted a Rights Agreement ("Rights Agreement"), which was amended April 20, 1995. Pursuant to the Rights Agreement, the Board of Directors of the Company declared a dividend of one share purchase right for each share of the Company's common stock outstanding on April 25, 1994 ("Right"). Among other things, each Right entitles the holder to purchase one share of the Company's common stock at an exercise price of $20.11.

    Subject to certain exceptions, the Rights will be exercisable if a person or group of persons acquires 25% or more of the Company's common stock ("Acquiring Person"), or announces a tender offer, the consummation of which would result in ownership by a person or group of persons of 25% or more of the common stock, or if the Board determines that a person or group of persons holding 15% or more of the Company's common stock is an Adverse Person, as defined in the Rights Agreement.

    Upon the occurrence of one of the triggering events, all holders of Rights, except the Acquiring Person or Adverse Person, would be entitled to purchase the Company's common stock at 50% of the market price. If the Company is acquired in a merger or business combination, each holder of a Right would be entitled to purchase common stock of the Acquiring Person at a similar discount.

    The Board of Directors may redeem the Rights for $0.01 per share or amend the Plan at any time before a person becomes an Acquiring Person. The Rights expire on December 31, 2003.


18. Fair Value of Financial Instruments

    During 1995, the Company adopted SFAS No. 107, which requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are estimates at a specific point in time and are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS No. 107 exclude certain financial instruments and all nonfinancial instruments. The estimated fair values presented do not give effect to the values associated with the Company's banking business, existing customer relationships, branch network, property or equipment. Also, under SFAS No. 107, the fair value of noninterest bearing demand deposits, savings and NOW accounts and money market deposit accounts is equal to the carrying amount because these deposits have no stated maturity. This approach to estimating fair value excludes the significant benefit that results from the low-cost funding provided by such deposit liabilities, as compared to alternative sources of funding. Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Company.

    The following are the estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 followed by a general description of the methods and assumptions used to estimate such fair values.



                                                        1996                            1995
                                           -----------------------------------------------------------
                                               Carrying       Estimated        Carrying      Estimated
                                                Amount          Value           Amount         Value
                                           ------------    ------------    ------------   ------------
Financial assets
     Cash and due from banks               $  9,785,132    $  9,785,132    $  4,953,200   $  4,953,200
       Short-term investments                 5,579,000       5,579,000       9,961,715      9,961,715
       Securities available for sale         11,205,282      11,205,282       5,508,406      5,508,406
       Investment securities                 11,640,813      11,679,607       8,192,647      8,309,265
       Loans                                 73,013,413                      63,592,395
       Less: Allowance for loan losses       (1,048,487)                     (1,273,965)
                                             ----------                       ---------
          Net loans                          71,964,926      72,097,490      62,318,430     62,145,121

Financial liabilities
      Noninterest-bearing deposits           23,678,374      23,678,374      23,443,937     23,443,937
      Interest -bearing deposits
      with no stated maturity                38,952,758      38,952,758      30,052,322     30,052,322
      Time deposits                          32,523,608      32,463,709      29,566,936     29,101,285
      Short-term borrowings                   1,916,689       1,916,689       1,785,402      1,785,402
      Long-term borrowings/debt               1,138,815       1,137,349         186,250        186,250

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

    Cash and due from banks. The carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of these assets.

    Short-term investments. The carrying amounts of short-term investments on the balance sheet with maturities of 90 days or less approximate fair value. For short-term investments with maturities of greater than 90 days, fair value estimates are based on market quotes for similar instruments adjusted for such differences between the quoted instruments and the instruments being valued as to maturity and credit quality.

    Securities available for sale and Investment securities. The estimated fair values of securities by type are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

    Loans. Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are classified by variable rate, fixed rate and loans which reprice on a predetermined schedule. Non-variable rate loans are further classified by general purpose within the commercial, real estate and consumer portfolios. Loans are further classified by performing or nonperforming loans.

    For performing variable-rate loans which reprice immediately as market rates change, the carrying amounts approximate fair value. Additionally, most variable rate lines of credit, which comprise more than half of the variable loan portfolio, are reviewed and extended on at least an annual basis. At the time of that review, these loans are repriced to reflect the current credit risk inherent in these loans. For performing fixed-rate loans and loans which reprice on a pre-determined schedule, fair values are estimated by discounting the expected cash flows up to and including the date of repricing, if applicable, by a discount rate that reflects the interest rate and credit risk inherent in the loan. The estimated maturity of these loans reflects both contractual maturity and management's assessment of prepayments, economic condition, and other factors that may affect the maturity of the portfolio. The discount rate is based on the rate that would be currently offered for loans with similar terms to borrowers of similar credit quality.

Nonperforming loans are included in each of the loan portfolios previously described. The fair value of nonperforming loans is estimated in a manner which approximates discounting the expected return of principal over the period of time the Company anticipates receiving principal payments on the loan at a discount rate which is reflective of the higher risk surrounding these assets compared to a performing loan.

Deposits. The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, NOW accounts, savings and money market deposit accounts, is the amount payable on demand as of year-end. For time deposits, fair value is estimated by discounting the contractual cash flows using a discount rate equal to the incremental deposit rate for similar remaining maturities.

Short-term borrowings. The carrying values of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximate fair values.

Long-term borrowings/debt. The fair values of long-term borrowings/debt are estimated by discounting the contractual cash flows for each instrument. The discount rate applied is based on the current incremental borrowing rates for similar arrangements with similar maturities.

Commitments to extend credit and letters of credit. At December 31, 1996 and 1995, the Company had commitments to extend credit of $20,490,000 and $15,277,000 and letters of credit of $1,806,000 and $706,000, respectively. Pricing of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, compensating balance and other covenant requirements. Non-credit card commitments generally have fixed expiration dates, are variable rate and contain termination and other clauses which provide for relief from funding in the event that there is a significant deterioration in the credit quality of the customer. Many loan commitments are expected to, and typically do, expire without being drawn upon. At December 31, 1996 and 1995, approximately 84% and 85%, respectively, of the Company's commitments to lend expire within one year or are otherwise cancelable. The rates and terms of the Company's commitments to lend and letters of credit are competitive with others in the markets in which the Company operates. Carrying amounts which are comprised of the unamortized fee income and, where necessary, reserves for any expected credit losses from these financial instruments, are immaterial.

Independent Auditors' Report

The Board of Directors and Stockholders
Abigail Adams National Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Abigail Adams National Bancorp, Inc. and subsidiary as of December 31, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Abigail Adams National Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, were audited by other auditors whose report dated January 26, 1996 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Abigail Adams National Bancorp, Inc. and subsidiary as of December 31, 1996 and the results of their operations and their cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Washington, D.C.
January 17, 1997

The Board of Directors and Stockholders
Abigail Adams National Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Abigail Adams National Bancorp, Inc. and subsidiary as of December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of Abigail Adams National Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Abigail Adams National Bancorp, Inc. and subsidiary as of December 31, 1995 and the results of their operations and their cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Washington, D.C.
January 26, 1996

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                          Consolidated Balance Sheets
                 June 30, 1997 and 1996 and December 31, 1996


                                    June 30,        June 30,        Dec 31,
                                      1997            1996            1996
                                 --------------  --------------  --------------
Assets                             (Unaudited)    (Unaudited)
Cash and due from banks           $  9,570,362     $ 5,824,109    $  9,785,132
Short-term investments:
  Federal funds sold                 3,850,000       9,950,000       4,100,000
  Interest-bearing deposits in
   other banks                       1,479,000         486,715       1,479,000
                                  ------------     -----------    ------------
    Total short-term investments     5,329,000      10,436,715       5,579,000

Securities available for sale        9,577,815       3,997,812      11,205,282
Investment securities (market
 value of $10,565,358,
 $7,562,045 and $11,679,607 at
 June 30,1997, June 30, 1996
 and December 31, 1996,
 respectively)                      10,517,060       7,536,421      11,640,813
Loans (net of deferred fees
 and unearned discounts)            84,627,598      59,400,325      73,013,413
  Less:  Allowance for loan
   losses                           (1,116,201)     (1,260,922)     (1,048,487)
                                  ------------     -----------    ------------
      Loans, net                    83,511,397      58,139,403      71,964,926
                                  ------------     -----------    ------------

Bank premises and equipment, net       893,371         500,009         840,051
Other real estate owned                     --         317,381              --
Other assets                         1,460,145       1,283,441       1,147,100
                                  ------------     -----------    ------------
      Total assets                $120,859,150     $88,035,291    $112,162,304
                                  ============     ===========    ============

Liabilities and Stockholders'
 Equity
Liabilities:
  Deposits:
    Demand deposits               $ 26,618,370     $20,295,942    $ 23,678,374
    NOW accounts                     7,721,611       7,503,649       8,039,994
    Money market accounts           25,317,094      22,070,938      29,533,210
    Savings accounts                 1,601,558       1,273,014       1,379,554
    Certificates of deposit of
     $100,000 or greater            22,516,474       8,804,361      15,657,818
    Certificates of deposit
     less than $100,000             19,787,373      18,636,549      16,865,790
                                  ------------     -----------    ------------
      Total deposits               103,562,480      78,584,453      95,154,740
                                  ------------     -----------    ------------

  Short-term borrowings              1,823,709       1,738,580       1,916,689
  Long-term borrowings/debt          1,108,578              --       1,138,815
  Other liabilities                  1,035,277         743,326         811,863
                                  ------------     -----------    ------------
      Total liabilities            107,530,044      81,066,359      99,022,107
                                  ------------     -----------    ------------

Stockholders' equity:
  Common stock, par value
   $0.01 per share, authorized
   5,000,000 shares; Issued
   1,655,906 at June 30, 1997,
   859,212 at June 30, 1996 and
   1,654,712 shares at
   December 31, 1996;
   outstanding 1,651,226 shares
   at June 30, 1997, 854,532
   shares at June 30, 1996 and
   1,650,032 shares at
   December 31, 1996                    16,559           8,592          16,547
  Surplus                           12,182,466       6,147,421      12,172,435
  Retained earnings                  1,351,868         874,888       1,191,706
                                  ------------     -----------    ------------
                                    13,550,893       7,030,901      13,380,688
  Less:  Employee Stock
   Ownership Plan shares,
   20,243 shares at cost              (177,126)             --        (177,791)
  Less:  Treasury stock, 4,680
   shares at cost                      (28,710)        (28,710)        (28,710)
  Less:  Unrealized loss on
   securities, net of taxes            (15,951)        (33,259)        (33,990)
                                  ------------     -----------    ------------

      Total stockholders' equity    13,329,106       6,968,932      13,140,197
                                  ------------     -----------    ------------
      Total liabilities and
       stockholders' equity       $120,859,150     $88,035,291    $112,162,304
                                  ============     ===========    ============

              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                     Consolidated Statements of Operations
                  For the Period Ended June 30, 1997 and 1996
                                  (Unaudited)


                                                                      For the three months      For the six months
                                                                         Ended June 30,           Ended June 30,
                                                                        1997        1996         1997        1996
                                                                     ----------  -----------  ----------  -----------
Interest income
 Interest and fees on loans                                          $1,903,418  $1,470,918   $3,600,845   $2,979,645
 Interest on securities available for sale:
  U.S. Treasury                                                           3,378      14,266        3,378       40,828
  Obligations of U.S. government agencies and corporations              111,724      37,928      264,605       85,239
                                                                     ----------  ----------   ----------   ----------
      Total interest on securities available for sale                   115,102      52,194      267,983      126,067
 Interest and dividends on investment securities:
  U.S. Treasury                                                          11,780      11,659       26,850       19,148
  Obligations of U.S. government agencies and corporations              135,526      91,838      279,714      177,431
  Mortgage-backed securities                                              4,185       7,139        8,982       15,267
  Obligations of states and municipalities                                3,991          --        7,982           --
  Other securities                                                        9,084       6,941       21,162       13,977
                                                                     ----------  ----------   ----------   ----------
      Total interest and dividends on investment securities             164,566     117,577      344,690      225,823
 Interest on short-term investments:
  Federal funds sold                                                     86,246     105,043      138,207      214,281
  Deposits with other banks                                              22,198       8,980       42,257       15,846
                                                                     ----------  ----------   ----------   ----------
      Total interest on short-term investments                          108,444     114,023      180,464      230,127
                                                                     ----------  ----------   ----------   ----------
      Total interest income                                           2,291,530   1,754,712    4,393,982    3,561,662
                                                                     ----------  ----------   ----------   ----------

Interest expense
 Interest on deposits:
  NOW accounts                                                           44,673      45,554       88,888       91,618
  Money market accounts                                                 265,629     253,398      516,293      470,786
  Savings accounts                                                       10,757       8,492       20,385       17,178
  Certificates of deposit:
    $100,000 or greater                                                 318,449     116,072      552,142      287,541
    Less than $100,000                                                  240,066     228,090      454,700      466,765
                                                                     ----------  ----------   ----------   ----------
      Total interest on deposits                                        879,574     651,606    1,632,408    1,333,888
   Federal funds purchased and
     repurchase agreements                                               29,975      22,963       63,766       51,410
   Interest on long-term borrowings/debt                                 18,696       1,425       38,697        4,219
                                                                     ----------  ----------   ----------   ----------
      Total interest expense                                            928,245     675,994    1,734,871    1,389,517
                                                                     ----------  ----------   ----------   ----------
      Net interest income                                             1,363,285   1,078,718    2,659,111    2,172,145

Other income
 Service charges on deposit accounts                                    273,068     175,764      564,145      348,033
 Other income                                                            26,166      47,285       37,759       59,435
                                                                     ----------  ----------   ----------   ----------
      Total other income                                                299,234     223,049      601,904      407,468
                                                                     ----------  ----------   ----------   ----------

Other expense
 Salaries and employee benefits                                         544,806     452,756    1,083,090      884,447
 Occupancy and equipment expense                                        244,071     183,601      472,693      355,325
 Professional fees                                                       86,464     (27,390)     151,097       15,227
 Data processing fees                                                   115,413      86,454      212,802      173,333
 Other operating expense                                                274,370     211,791      545,651      380,214
                                                                     ----------  ----------   ----------   ----------
      Total other expense                                             1,265,124     907,212    2,465,333    1,808,546
                                                                     ----------  ----------   ----------   ----------
     Income (loss) before taxes                                         397,395     394,555      795,682      771,067
Applicable income tax expense                                           160,019     147,108      309,335      285,587
                                                                     ----------  ----------   ----------   ----------
      Net income                                                     $  237,376  $  247,447   $  486,347   $  485,480
                                                                     ==========  ==========   ==========   ==========
      Net income per common share                                    $      .15  $      .28   $      .30   $      .56
                                                                     ==========  ==========   ==========   ==========

      Weighted average number of shares
       used to compute EPS                                            1,630,948     868,423    1,630,559      864,682
                                                                     ==========  ==========   ==========   ==========


              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
          Consolidated Statements of Changes in Stockholders' Equity
                For the Six Months Ended June 30, 1997 and 1996
                                  (Unaudited)


                                                                                       Employee
                                                Additional    Retained                  Stock      Unrealized
                                       Common      Paid-in    Earnings     Treasury    Ownership     Loss on
                                        Stock      Capital   (Deficit)        Stock      Plan      Securities      Total
                                     --------  -----------  -----------  ----------  -----------  -----------  ------------
Balance at January 1,1996            $  8,592  $ 6,147,421  $  531,830   $ (28,710)  $      ---    $ (40,267)  $ 6,618,866
  Net income                              ---          ---     485,480         ---          ---          ---       485,480
  Dividends declared                      ---          ---    (142,422)        ---          ---          ---      (142,422)
  Unrealized gain on securities,
     net of taxes                         ---          ---         ---         ---          ---        7,008         7,008
                                     --------  -----------  ----------   ---------   ----------    ---------   -----------

Balance at June 30, 1996             $  8,592  $ 6,147,421  $  874,888   $ (28,710)  $      ---    $ (33,259)  $ 6,968,932
                                     ========  ===========  ==========   =========   ==========    =========   ===========

Balance at January 1,1997            $ 16,547  $12,172,435  $1,191,706   $ (28,710)  $ (177,791)   $ (33,990)  $13,140,197
  Net income                              ---          ---     486,347         ---          ---          ---       486,347
  Dividends declared                      ---          ---    (326,185)        ---          ---          ---      (326,185)
  Dividends on allocated shares
     of the Employee Stock
     Ownership Plan                       ---          276         ---         ---          665          ---           941
  Issuance of common stock under
     the Employee Incentive Stock
     Option Plan                           12        9,755         ---         ---          ---          ---         9,767
  Unrealized loss on securities,
     net of taxes                         ---          ---         ---         ---          ---       18,039        18,039
                                     --------  -----------  ----------   ---------   ----------     --------   -----------

Balance at June 30, 1997             $ 16,559  $12,182,466  $1,351,868   $ (28,710)  $ (177,126)    $(15,951)  $13,329,106
                                     ========  ===========  ==========   =========   ==========     ========   ===========


              ABIGAIL ADAMS NATIONAL BANCORP, INC. AND SUBSIDIARY
                     Consolidated Statements of Cash Flows
                For the Six Months Ended June 30, 1997 and 1996
                                  (Unaudited)


                                                                                            1997           1996
                                                                                           ------         ------
Operating Activities
Net income                                                                             $    486,347    $    485,480
Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
    Depreciation and amortization                                                           138,882          57,307
    Accretion of loan discounts and fees                                                    (60,345)        (17,956)
    Amortization and accretion of discounts and premiums on securities                      (87,043)           (182)
    Provision for deferred income taxes                                                    (106,874)       (192,146)
    Increase (decrease) in other assets                                                    (206,171)         61,466
    Increase in other liabilities                                                           210,842          27,464
                                                                                       ------------    ------------
      Net cash provided by operating activities                                             375,638         421,433
                                                                                       ------------    ------------

Investing Activities
Proceeds from repayment and maturity of investment securities                             2,150,000       3,150,000
Proceeds from maturity of securities available for sale                                   8,675,000       4,500,000
Proceeds from repayment of mortgage-backed securities                                        35,862          50,716
Purchase of investment securities                                                        (1,048,000)     (2,521,806)
Purchase of securities available for sale                                                (6,944,107)     (3,000,000)
Principal collected on loans                                                              6,842,511       4,129,198
Loans originated                                                                        (18,449,315)     (3,892,818)
Net decrease in short-term loans                                                             57,343          59,184
Net decrease in lines of credit                                                              63,336       3,901,418
Purchase of bank premises and equipment                                                    (192,204)       (279,798)
Purchase of other real estate                                                                    --        (317,381)
                                                                                       ------------    ------------
      Net cash provided (used) by investing activities                                   (8,809,574)      5,778,713
                                                                                       ------------    ------------

Financing Activities
Net increase in transaction and savings deposits                                         (1,372,499)     (2,352,716)
Proceeds from issuance of time deposits                                                  30,790,345       8,934,363
Payments for maturing time deposits                                                     (21,010,106)    (11,060,389)
Net increase in short-term borrowings                                                       (92,979)        (46,823)
Payments on long-term debt                                                                  (30,237)       (186,250)
Proceeds from issuance of common stock                                                        9,767              --
Cash dividends paid to common stockholders                                                 (325,125)       (142,422)
                                                                                       ------------    ------------
      Net cash provided (used) by financing activities                                    7,969,166      (4,854,237)
                                                                                       ------------    ------------
      Increase (decrease) in cash and cash equivalents                                     (464,770)      1,345,909
      Cash and cash equivalents at beginning of year                                     13,885,132      14,428,200
                                                                                       ------------    ------------

      Cash and cash equivalents at end of year                                         $ 13,420,362    $ 15,774,109
                                                                                       ============    ============

Supplementary disclosures:

  Interest paid on deposits and borrowings                                             $  1,698,883    $  1,433,843
                                                                                       ============    ============

  Income taxes paid                                                                    $    535,000    $    246,500
                                                                                       ============    ============


                     Abigail Adams National Bancorp, Inc.
                  Notes to Consolidated Financial Statements
                            June 30, 1997 and 1996



       1. General

          The unaudited information at and for the six months ended June 30, 1997 and 1996 furnished herein reflects all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. All adjustments are of a normal and recurring nature. All financial information presented gives retroactive effect to (i) an increase in the number of shares of authorized Common Stock from 800,000 to 5,000,000 and a reduction of par value to $0.01 per share as of July 8, 1996, and (ii) the issuance by the Company on July 9, 1996 of a three-for-one stock split in the form of a stock dividend of two shares of Common Stock for each share of Common Stock issued and outstanding.

       2. Contingent Liabilities

          In the normal course of business, there are various outstanding commitments and contingent liabilities such as commitments to extend credit and standby letters of credit that are not reflected in the accompanying consolidated financial statements. No material losses are anticipated as a result of these transactions on either a completed or uncompleted basis.

          Under the terms of an employment agreement with the President and Chief Executive Officer of the Company and the Bank, the Company is obligated to make payments to her under certain conditions, totaling approximately $389,000, in the event her employment is terminated. In addition, upon termination, certain unvested stock options granted to the President and Chief Executive Officer shall become immediately vested. Such unvested options are estimated to have an aggregate value of approximately $395,000 at June 30, 1997.

          Under the terms of severance agreements with eight key management officials of the Bank, the Bank is obligated to make payments totaling $633,000 under certain conditions in the event of a change in control of the Company or the Bank.

          The Company maintains directors' and officers' liability insurance in the amount of $5,000,000, subject to certain exclusions. In addition, according to the by-laws, the Company is obligated to indemnify any director or officer for any losses incurred in the performance of their duties as director to the full extent authorized or permitted by Delaware general corporation law.

       3. Shareholder Rights Plan

          On April 12, 1994, the Board of Directors of the Company adopted a Rights Agreement ("Rights Agreement"), which was amended April 20, 1995. Pursuant to the Rights Agreement, the Board of Directors of the Company declared a dividend of one share purchase right for each share of the Company's common stock outstanding on April 25, 1994 ("Right"). Among other things, each Right entitles the holder to purchase one share of the Company's common stock at an exercise price of $20.11.

          Subject to certain exceptions, the Rights will be exercisable if a person or group of persons acquires 25% or more of the Company's common stock ("Acquiring Person"), or announces a tender offer, the consummation of which would result in ownership by a person or group of persons of 25% or more of the common stock, or if the Board determines that a person or group of persons holding 15% or more of the Company's common stock is an Adverse Person, as defined in the Rights Agreement.

          Upon the occurrence of one of the triggering events, all holders of Rights, except the Acquiring Person or Adverse Person, would be entitled to purchase the Company's common stock at 50% of the market price. If the Company is acquired in a merger or business combination, each holder of a Right would be entitled to purchase common stock of the Acquiring Person at a similar discount.

          The Board of Directors may redeem the Rights for $0.01 per share or amend the Plan at any time before a person becomes an Acquiring Person. The Rights expire on December 31, 2003.

       4. Employee Benefits

          The Company has adopted a Nonqualified Stock Option Plan for certain officers and key employees and has reserved 90,000 shares of common stock for options to be granted under the plan. No options have been granted to date.

          On January 23, 1996, the Company adopted a nonqualified Directors Stock Option Plan (the "Directors Plan") and a qualified Employee Incentive Stock Option Plan covering key employees (the "Employee Plan"), which were approved by the shareholders on October 15, 1996. Shares subject to options under these plans may be authorized but unissued shares or treasury shares. Options under the Directors Plan are granted at a price not less than 85% of the fair market value of the Company's common stock on the date of grant. The options vest beginning in 1996 at an annual rate of 20% at the end of each year and become fully vested in the event of a Change in Control, as defined in the Directors Plan, or in the event that the Director leaves the Board. Options under the Employee Plan are granted at a price of 100% of the fair market value of the Company's common stock on the date of grant and are immediately exercisable. Options under both plans expire not later than ten years after the date of grant. Options for a total of 16,416 shares of common stock available for grant under the above Plans were granted in 1996 at a price of $6.74 for directors and $7.93 for employees. As of June 30, 1997, 1,194 options have been exercised under these plans.

          On November 19, 1996, the Company adopted a nonqualified Directors Stock Option Plan (the "1996 Directors Plan") and a qualified Employee Incentive Stock Option Plan covering key employees (the "1996 Employee Plan"). Shares subject to options under these plans may be authorized but unissued shares or treasury shares. Options under the 1996 Directors Plan are granted at a price not less than 85% of the fair market value of the Company's common stock on the date of grant. Options under the 1996 Employee Plan are granted at a price of 100% of the fair market value of
       the Company's common stock on the date of grant.   The options granted
       under both the 1996 Directors Plan and the 1996 Employee Plan vest beginning in 1997 at an annual rate of 33.3% to 100% at the end of each year and become fully vested in the event of a

       Change in Control, as defined in the 1996 Directors Plan and the 1996
       Employee Plan.   Options under both plans expire not later than ten years
       after the date of grant. Options for a total of 22,113 shares of common stock are available for grant under the above Plans. Options totaling 20,608 were granted in 1996 at a price of $9.13 for directors and $10.74 for employees. Options totaling 1,505 were granted to employees in 1997 at prices ranging from $11.71 to $11.83. As of June 30, 1997, no options have been exercised under these plans.

          On March 29, 1996, the Company granted the President and Chief Executive Officer a nonqualified stock option to purchase 75,000 shares at a price equal to 85% of the fair market value of the Company's common stock on the date of grant ($6.74). The option vests beginning in 1996 at an annual rate of 20% at the end of each year and becomes fully vested in the event of a Change in Control as defined in the Agreement, or in the event that she leaves the Company or the Bank.

          Compensation expense is recognized on the Directors Plan, the 1996 Directors Plan and the options granted to the President and Chief Executive Officer in an amount equal to the difference between the quoted market price of the stock at the date of grant and the amount the employee/director is required to pay, ratably over the five year vesting periods.

          On April 16, 1996, the Company and the Bank adopted an employee stock ownership plan ("ESOP") with 401(k) provisions, replacing the Bank's former 401(k) Plan, which covered all full-time employees 21 years of age or older who have completed one year of service. Participants may elect to contribute to the ESOP a portion of their salary, which may not be less than 1% nor more than 15%, of their annual salary (up to $9,500 for 1997). In addition, the Bank may make a discretionary matching contribution equal to one-half of the percentage amount of the salary reduction elected by each participant (up to a maximum of 3%), which percentage will be determined each year by the Bank, and an additional discretionary contribution determined each year by the Bank. Employee contributions and the employer's matching contributions immediately vest. The initial employer's discretionary contribution was immediately vested. All future employer's discretionary contributions are vested as follows:
       33 and 1/3% for one year of service; 66 and 2/3% for two years of service; 100% for three years of service, however, an employee's vested percentage will not be less than their vested percentage under the former 401(k) Plan.

       5. Net Income Per Share

          Net income per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period, 1,630,559 and 864,682 for the six months ended June 30, 1997 and 1996, respectively and 1,630,948 and 868,423 for the three months ended June 30, 1997 and 1996, respectively. Stock options are included as common share equivalents in the first and second quarters of 1996 but are not included in the first and second quarters of 1997 as the dilution is immaterial.

       6. Change in Accounting Principles

       (a) Accounting for Stock Based Compensation

            In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123). SFAS No. 123 allows companies either to continue to account for stock-based employee compensation plans under existing accounting standards or to adopt a fair-value-based method of accounting as defined in the new standard. The Company follows the existing accounting standards for these plans, but provides annual pro-forma disclosure of net income and earnings per share as if the expense provisions of SFAS No. 123 had been adopted.

       (b)  Earnings Per Share

            In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The objective of SFAS No. 128 is to simplify the computation of earnings per share and to make the U.S. standard for computing earnings per share more compatible with the standards of other countries. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. The adoption of SFAS No. 128 is not expected to have a material impact on the Company.

       (c)  Disclosure of Information about Capital Structure

            In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" (SFAS No. 129). SFAS No. 129 continues the existing requirements for companies to disclose the pertinent rights and privileges of all securities other than ordinary common stock, but expands the number of companies subject to portions of its requirements. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. The adoption of SFAS No. 129 is not expected to have a material impact on the Company.

                         Independent Auditors' Report



To the Board of Directors and Stockholders of Ballston Bancorp, Inc.


We have audited the accompanying consolidated statements of condition of Ballston Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Corporations' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ballston Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



STOY, MALONE & COMPANY, P.C.


Bethesda, Maryland
January 13, 1997, except for
     Note 1, as to which the date
     is June 23, 1997

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                     CONSOLIDATED STATEMENTS OF CONDITION
                     ------------------------------------

                                                      December 31,  December 31,
                                                         1996          1995
                                                     ------------  ------------
                                           ASSETS
                                           ------
Cash and due from banks                              $  2,247,261  $  3,207,981
Federal funds sold                                      3,625,344     3,942,859
                                                     ------------  ------------
    Cash and cash equivalents                           5,872,605     7,150,840
Interest bearing deposits with financial
    institutions                                        4,263,378     1,876,887
Investment securities                                  23,821,565    17,427,072
Loans, net                                             42,137,641    38,963,680
Bank premises and equipment, net                          555,222       636,011
Accrued interest receivable                               396,522       365,019
Foreclosed real estate held for sale                    1,124,383     1,202,039
Other assets                                              408,841       482,485
                                                     ------------  ------------
                Total assets                         $ 78,580,157  $ 68,104,033
                                                     ============  ============

        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
LIABILITIES:
    Deposits:
       Demand                                        $ 10,792,315  $ 12,811,720
       NOW accounts                                    14,522,875     6,700,563
       Savings                                         14,180,324    13,132,869
       Time, $100,000 and over                         14,689,867    12,766,404
       Other time                                       9,238,405     9,688,769
                                                     ------------  ------------
             Total deposits                            63,423,786    55,100,325
    Borrowed funds:
       Securities sold under repurchase agreements      5,610,208     3,558,529
       Advances from Federal Home Loan Bank             1,531,000     1,743,000
    Accrued interest and other liabilities                413,540       723,027
                                                     ------------  ------------
             Total liabilities                         70,978,534    61,124,881
                                                     ------------  ------------
COMMITMENTS AND CONTINGENCIES (Notes 8 and 11)

STOCKHOLDERS' EQUITY:
    Preferred stock, $.20 par value, 500,000 shares
          authorized, none issued and outstanding            --            --
    Common stock, $.20 par value, 2,500,000 shares
          authorized, 1,619,474 shares issued and
          outstanding                                     323,895       323,895
    Surplus                                             6,631,306     6,631,306
    Retained earnings                                     653,300        25,490
    Net unrealized holding loss, net of tax                (6,878)       (1,539)
                                                     ------------  ------------
        Total stockholders' equity                      7,601,623     6,979,152
                                                     ------------  ------------

        Total liabilities and stockholders' equity   $ 78,580,157  $ 68,104,033
                                                     ============  ============

The Notes to Consolidated Financial Statements are an integral part of these statements.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------


                                                                             Year Ended            Year Ended           Year Ended
                                                                            December 31,          December 31,         December 31,
                                                                                1996                  1995                 1994
                                                                            ------------          ------------         ------------
Interest income:
    Interest and fees on loans                                              $  3,972,316          $  3,758,394         $  3,079,872
    Interest on investment securities:
       U.S. Treasury securities                                                  165,739               106,547               60,084
       U.S. Government agencies and corporations                                 884,874               792,584              563,599
       Other                                                                      68,199               114,478              125,248
    Interest on federal funds sold                                               284,994               242,781              191,597
    Interest on deposits with financial institutions                             104,173               104,202               78,626
                                                                            ------------          ------------         ------------
                Total interest income                                          5,480,295             5,118,986            4,099,026
                                                                            ------------          ------------         ------------


Interest expense:
    Interest on deposits                                                       1,925,810             1,519,454            1,052,120
    Interest on borrowed funds                                                   299,241               383,302              298,713
                                                                            ------------          ------------         ------------
                Total interest expense                                         2,225,051             1,902,756            1,350,833
                                                                            ------------          ------------         ------------

Net interest income                                                            3,255,244             3,216,230            2,748,193
Provision for loan losses                                                         12,000               120,000              297,000
                                                                            ------------          ------------         ------------
Net interest income after provision for loan losses                            3,243,244             3,096,230            2,451,193
                                                                            ------------          ------------         ------------

Other income:
    Service charges on deposit accounts                                          199,531               194,069              240,815
    Other                                                                        165,099               146,557              124,242
                                                                            ------------          ------------         ------------
                Total other income                                               364,630               340,626              365,057
                                                                            ------------          ------------         ------------

Other expenses:
    Salaries and employee benefits                                             1,215,569             1,218,545            1,151,650
    Occupancy expense                                                            212,281               204,945              197,863
    Furniture and equipment expenses                                             185,657               199,278              188,440
    Other operating expenses                                                     861,203               872,907              833,404
                                                                            ------------          ------------         ------------
                Total other expenses                                           2,474,710             2,495,675            2,371,357
                                                                            ------------          ------------         ------------

Income before income taxes                                                     1,133,164               941,181              444,893
Income taxes                                                                     391,991               319,292              138,262
                                                                            ------------          ------------         ------------

NET INCOME                                                                  $    741,173          $    621,889         $    306,631
                                                                            ============          ============         ============

Net income per share                                                               $ .46                 $ .38                $ .19
                                                                                   =====                 =====                =====


The Notes to Consolidated Financial Statements are an integral part of these statements.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------

                 Years Ended December 31, 1996, 1995 and 1994
                 --------------------------------------------

                                                                                             Net                           Total
                                                                         Retained        Unrealized                        Stock-
                                          Common                         Earnings       Holding Loss,      Treasury       holders'
                                           Stock        Surplus          (Deficit)        Net of Tax        Stock          Equity
                                     -------------   --------------   -------------     --------------  -------------  -------------
Balance, January 1, 1994              $   327,395     $ 6,677,806      $ (739,933)        $      --      $      --      $ 6,265,268

Net income                                   --              --           306,631                --             --          306,631

Cash dividends - $.04
  per share                                  --              --           (65,479)               --             --          (65,479)

Net change in unrealized
  holding loss, net of tax                   --              --              --               (29,988)          --          (29,988)
                                      -----------     -----------      ----------         -----------    -----------    -----------
Balance, December 31, 1994                327,395       6,677,806        (498,781)            (29,988)          --        6,476,432

Net income                                   --              --           621,889                --             --          621,889

Cash dividends - $.06
  per share                                  --              --           (97,618)               --             --          (97,618)

Issuance of 20,000 shares
  of common stock                           4,000          96,000            --                  --             --          100,000

Acquisition of treasury stock,
  37,500 shares at cost                      --              --              --                  --         (150,000)      (150,000)

Retirement of treasury stock               (7,500)       (142,500)           --                  --          150,000           --

Net change in unrealized
  holding loss, net of tax                   --              --              --                28,449           --           28,449
                                      -----------     -----------      ----------         -----------    -----------    -----------

Balance, December 31, 1995                323,895       6,631,306          25,490              (1,539)          --        6,979,152

Net income                                   --              --           741,173                --             --          741,173

Cash dividends - $.07
  per share                                  --              --          (113,363)               --             --         (113,363)

Net change in unrealized
  holding loss, net of tax                   --              --              --                (5,339)          --           (5,339)
                                      -----------     -----------      ----------         -----------    -----------    -----------

Balance, December 31, 1996            $   323,895     $ 6,631,306      $  653,300         $    (6,878)   $      --      $ 7,601,623
                                      ===========     ===========      ==========         ===========    ===========    ===========

    The Notes to Consolidated Financial Statements are an integral part of these statements.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                                                                 Year Ended         Year Ended          Year Ended
                                                                                 December 31,       December 31,        December 31,
                                                                                     1996               1995                1994
                                                                             ----------------    ---------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                               $       741,173     $      621,889     $       306,631
    Adjustments to reconcile net income to net
       cash provided by operating activities:
       Deferred income taxes                                                          18,525            (19,545)            103,344
       Gain on sales of investment securities                                            -                  -                  (330)
       Accretion and amortization of discounts and premiums, net                       5,737            (34,064)             60,368
       Provision for loan losses                                                      12,000            120,000             297,000
       Loss on sale of foreclosed real estate                                          1,167                -                   -
       Depreciation and amortization on bank premises and equipment                  116,139            115,921             120,101
       Increase in accrued interest receivable                                       (31,503)           (16,936)           (119,403)
       Decrease (increase) in other assets                                            57,871           (122,798)             (8,326)
       Increase (decrease) in accrued interest and other liabilities                (309,487)           432,140              15,757
                                                                             ---------------     --------------     ---------------
                Net cash provided by operating activities                            611,622          1,096,607             775,142
                                                                             ---------------     --------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net (increase) decrease in interest bearing deposits with
        financial institutions                                                    (2,386,491)          (383,642)            305,309
    Purchases of investment securities held-to-maturity                           (4,050,492)        (5,638,034)         (6,903,453)
    Proceeds from maturities of investment securities held-to-maturity             2,950,000          2,550,000                -
    Principal collected on investment securities held-to-maturity                  1,893,373          1,381,651             988,277
    Purchases of investment securities available-for-sale                         (7,551,202)           (15,050)            (50,750)
    Proceeds from maturities of investment securities available-for-sale             350,000            100,000             700,000
    Proceeds from sales of investment securities available-for-sale                     -               404,400              43,807
    Principal collected on investment securities available-for-sale                     -                  -                 30,758
    Net increase in loans                                                         (3,275,247)        (3,160,404)         (2,956,585)
    Purchase of bank premises and equipment                                          (35,350)           (63,877)            (86,543)
    Proceeds from sales of foreclosed real estate                                    101,578               -                   -
    Payments received on foreclosed real estate                                       64,197             86,310              28,120
                                                                             ---------------     --------------     ---------------
                Net cash used in investing activities                            (11,939,634)        (4,738,646)         (7,901,060)
                                                                             ---------------     --------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in deposits                                                       8,323,461          7,507,646           7,195,268
    Net increase (decrease) in securities sold under repurchase agreements         2,051,679          1,467,671          (1,220,900)
    Advances from Federal Home Loan Bank                                             288,000            653,000           2,090,000
    Repayments of Federal Home Loan Bank advances                                   (500,000)        (3,500,000)         (1,500,000)
    Proceeds from issuance of common stock                                              -               100,000                -
    Acquisition of treasury stock                                                       -              (150,000)               -
    Cash dividends paid                                                             (113,363)           (97,618)            (65,479)
                                                                             ---------------     --------------     ---------------
               Net cash provided by financing activities                          10,049,777          5,980,699           6,498,889
                                                                             ---------------     --------------     ---------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (1,278,235)         2,338,660            (627,029)

CASH AND CASH EQUIVALENTS:
    Beginning of year                                                              7,150,840          4,812,180           5,439,209
                                                                             ---------------     --------------     ---------------

    End of year                                                              $     5,872,605     $    7,150,840     $     4,812,180
                                                                             ===============     ==============     ===============




 The Notes to Consolidated Financial Statements are an integral part of these statements.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Ballston Bancorp, Inc. (the "Company") was organized under the laws of the State of Delaware to serve as a bank holding company. The Bank of Northern Virginia ("The Bank") operates as a commercial bank in Arlington, Virginia. Its primary deposit base and principal real estate lending market includes Arlington and the surrounding area in Northern Virginia.

Pursuant to an Agreement and Plan of Reorganization dated as of June 23, 1997 by and among Abigail Adams National Bancorp, Inc. ("AANB"), the Company and The Bank, the Company would merge with and into a to-be-formed subsidiary of AANB.

The exchange price that AANB will pay for all of the outstanding shares of the Company will equal approximately $13,858,000 plus adjustments for, if applicable, the exercising of stock options of the Company and earnings of and dividends paid by the Company from April 1, 1997 to final closing.

A summary of significant accounting policies of Ballston Bancorp, Inc. and Subsidiary (the "Corporations") is as follows:


    BASIS OF ACCOUNTING:

    The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry.


    PRINCIPLES OF CONSOLIDATION:

    The accompanying consolidated financial statements include the accounts of the Company and The Bank, its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated.


    USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

    NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:  (Cont'd.)

    real estate, future additions to the allowance may be necessary based on changes in local economic conditions. Federal, state and local governments employ a significant portion of the Northern Virginia area labor force. Adverse changes in economic conditions could have a direct impact on the collectibility of The Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate. In addition, regulatory agencies, as an integral part of their examination process, periodically review The Bank's allowance for loan losses and valuation of foreclosed real estate. Such agencies may require The Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses and the valuation of foreclosed real estate may change materially in the near term.


    CASH AND CASH EQUIVALENTS:

    For financial reporting purposes, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold. Cash flows from interest bearing deposits with financial institutions, loans, deposits and securities sold under repurchase agreements are reported net.


    INVESTMENT SECURITIES:

    Held-to-maturity securities are those securities which the Corporations have the ability and intent to hold until maturity. Available-for-sale securities represent those securities not classified as held-to-maturity and are stated at fair value. Unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity.

    Premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities which approximates the interest method. Realized gains and losses are included in income and are determined by the specific-identification method.


    LOANS AND ACCOUNTING CHANGE:

    Loans are stated at the amount of unpaid principal reduced by unearned fees and an allowance for loan losses.

    The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance for loan losses is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:  (Cont'd.)

    LOANS AND ACCOUNTING CHANGE:  (Cont'd.)

    Interest is accrued daily on the outstanding balances. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful.

    Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

    Effective January 1, 1995, the Corporations adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"). SFAS No. 114, as amended by SFAS No. 118, requires that impaired loans that are within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 114, as amended by SFAS No. 118, did not have a material effect on the Corporations' consolidated financial statements.


    FORECLOSED REAL ESTATE HELD FOR SALE:

    Real estate acquired through foreclosure and held for sale is carried at the lower of cost or fair value minus estimated costs to sell. Holding costs are charged to expense in the period in which incurred.


    BANK PREMISES AND EQUIPMENT:

    Bank premises and equipment is stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Furniture and equipment is depreciated on the straight-line method over the estimated useful lives of the assets.


    ADVERTISING:

    Advertising expenses are expensed as incurred. These expenses amounted to $14,843, $20,090 and $9,862 for the years ended December 31, 1996, 1995 and
    1994, respectively, and are included in other operating expenses in the consolidated statements of income.


    INCOME TAXES:

    The Corporations file a consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:  (Cont'd.)

    NET INCOME PER SHARE:

    Net income per share is based on the weighted-average number of shares outstanding during the year.


    OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS:

    In the ordinary course of business, The Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.


NOTE 2 - INVESTMENT SECURITIES:

A summary of investment securities is as follows:

                                                                        Gross              Gross        Aggregate
                                                       Amortized      Unrealized         Unrealized        Fair           Carrying
                                                         Cost           Gains              Losses          Value            Value
                                                     -----------      ----------       -----------      -----------      -----------

December 31, 1996
-----------------
Available-for-sale:
    Debt securities:
       U.S. Treasury securities                      $ 4,990,425      $      --        $     5,185      $ 4,985,240      $ 4,985,240

       U.S. Government agencies
             and corporations                            498,438             --              3,908          494,530          494,530

       Corporate securities                              301,650             --              1,327          300,323          300,323

       Mortgage-backed securities                      2,048,745             --                 --        2,048,745        2,048,745

                                                     -----------      ----------       -----------      -----------      -----------

                                                       7,839,258             --             10,420        7,828,838        7,828,838

    Equity securities                                    417,000             --               --            417,000          417,000

                                                     -----------      ----------       -----------      -----------      -----------

                                                       8,256,258             --             10,420        8,245,838        8,245,838

                                                     -----------      ----------       -----------      -----------      -----------

Held-to-maturity:
    Debt securities:
       U.S. Treasury securities                        3,005,695           34,007              486        3,039,216        3,005,695

       U.S. Government agencies
             and corporations                          5,098,991           41,714           29,075        5,111,630        5,098,991

       Mortgage-backed securities                      7,471,041           59,477          102,688        7,427,830        7,471,041

                                                     -----------      -----------      -----------      -----------      -----------

                                                      15,575,727          135,198          132,249       15,578,676       15,575,727

                                                     -----------      -----------      -----------      -----------      -----------

                Total                                $23,831,985      $   135,198      $   142,669      $23,824,514      $23,821,565

                                                     ===========      ===========      ===========      ===========      ===========


                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 2 - INVESTMENT SECURITIES:  (Cont'd.)

                                                                        Gross            Gross          Aggregate
                                                      Amortized       Unrealized       Unrealized         Fair            Carrying
                                                         Cost           Gains            Losses           Value             Value
                                                     -----------      -----------      -----------      -----------      -----------

December 31, 1995
-----------------
Available-for-sale:
    Debt securities:
       U.S. Government agencies
          and corporations                           $   300,000      $    --          $    --          $   300,000      $   300,000
       Corporate securities                              354,141                9            2,338          351,812          351,812
                                                     -----------      -----------      -----------      -----------      -----------
                                                         654,141                9            2,338          651,812          651,812
    Equity securities                                    402,350           --               --              402,350          402,350
                                                     -----------      -----------      -----------      -----------      -----------
                                                       1,056,491                9            2,338        1,054,162        1,054,162
                                                     -----------      -----------      -----------      -----------      -----------

Held-to-maturity:
    Debt securities:
       U.S. Treasury securities                        2,010,777           68,440           --            2,079,217        2,010,777
       U.S. Government agencies
             and corporations                          4,247,262           59,384            9,007        4,297,639        4,247,262
       Corporate securities                              760,837            2,339            1,927          761,249          760,837
       Mortgage-backed securities                      9,354,034           91,758           51,872        9,393,920        9,354,034
                                                     -----------      -----------      -----------      -----------      -----------
                                                      16,372,910          221,921           62,806       16,532,025       16,372,910
                                                     -----------      -----------      -----------      -----------      -----------
                  Total                              $17,429,401      $   221,930      $    65,144      $17,586,187      $17,427,072
                                                     ===========      ===========      ===========      ===========      ===========


The amortized cost and aggregate fair value of debt securities at December 31, 1996 by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                                    Available-for-Sale                   Held-to-Maturity
                                                              --------------------------------------------------------------------
                                                              Amortized         Aggregate          Amortized           Aggregate
                                                                 Cost           Fair Value           Cost             Fair Value
                                                              ----------        ----------       -------------       -------------

     Due in one year or less                                  $4,297,516        $4,295,563       $     500,689       $     500,781
     Due from one year to five years                             994,559           990,000           7,303,997           7,356,908
     Due from five years to ten years                            498,438           494,530             --                   --
     Due after ten years                                          --                 --                300,000             293,157

     Mortgage-backed securities                                2,048,745         2,048,745           7,471,041           7,427,830
                                                              ----------        ----------       -------------       -------------
                                                              $7,839,258        $7,828,838         $15,575,727         $15,578,676
                                                              ==========        ==========       =============       =============

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 2 - INVESTMENT SECURITIES:  (Cont'd.)

There were no sales of investment securities during the year ended December 31, 1996. No gains or losses were realized from the sales of investment securities for the year ended December 31, 1995. Gross realized gains totaled $330 for the year ended December 31, 1994.

The change in unrealized holding gain (loss) during the years ended December 31, 1996 and 1995 consisted of the following:

                                                                                                     1996                 1995
                                                                                                 -----------           -----------
        Balance, beginning of year                                                               $    (1,539)          $   (29,988)
        Unrealized gain (loss) on available-for-sale securities                                       (8,091)               43,104
        Related deferred taxes                                                                         2,752               (14,655)
                                                                                                 -----------           -----------
        Balance, end of year                                                                     $    (6,878)          $    (1,539)
                                                                                                 ===========           ===========

At December 31, 1996 and 1995, investment securities with a carrying value of approximately $12,400,000 and $9,469,000, respectively, were pledged to secure securities sold under repurchase agreements, public deposits as required or permitted by law, and at December 31, 1995, advances from the Federal Home Loan Bank.


NOTE 3 - LOANS:

The composition of net loans is as follows at December 31:

                                                                                                     1996                 1995
                                                                                                 -----------           -----------

        Time and demand                                                                          $12,162,325           $10,532,721
        Real estate                                                                               29,611,223            27,858,345
        Consumer                                                                                   1,077,778             1,339,864
                                                                                                 -----------           -----------
                                                                                                  42,851,326            39,730,930
        Less:  Unearned fees                                                                         100,954               115,093
               Allowance for loan losses                                                             612,731               652,157
                                                                                                 -----------           -----------
        Loans, net                                                                               $42,137,641           $38,963,680
                                                                                                 ===========           ===========

Loans with fixed interest rates amounted to approximately $16,966,000 and $13,519,000 at December 31, 1996 and 1995, respectively. Variable rate loans totaled approximately $25,885,000 and $26,212,000 at December 31, 1996 and 1995, respectively.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 3 - LOANS:  (Cont'd.)

The Bank had nonaccrual loans of approximately $15,000 and $202,000 at December 31, 1996 and 1995, respectively. Nonaccrual loans had the effect of reducing interest income by approximately $100, $10,000 and $3,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Interest income on these loans, which is recorded only when received, amounted to approximately $9,000 for the years ended December 31, 1995. There was no interest received on nonaccrual loans for the years ended December 31, 1996 and 1994.

Loans with a carrying value of approximately $3,800,000 were pledged to secure advances from the Federal Home Loan Bank at December 31, 1996.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES:

Changes in the allowance for loan losses were as follows during the years ended December 31:

                                                                  1996                 1995               1994
                                                                --------            --------           --------
        Balance, beginning of year                              $652,157            $529,421           $461,045
        Provision charged to expense                              12,000             120,000            297,000
                                                                --------            --------           --------
                                                                 664,157             649,421            758,045
        Losses charged to allowance, net of recoveries           (51,426)              2,736           (228,624)
                                                                --------            --------           --------
        Balance, end of year                                    $612,731            $652,157           $529,421
                                                                ========            ========           ========

NOTE 5 - BANK PREMISES AND EQUIPMENT:

The major classes of bank premises and equipment and the total accumulated depreciation and amortization are as follows at December 31:

                                                                                 1996              1995
                                                                             -----------        -----------

        Leasehold improvements                                               $   750,005        $   748,923
        Furniture and equipment                                                  671,282            637,014
                                                                             -----------        -----------
                                                                               1,421,287          1,385,937
            Less accumulated depreciation and amortization                       866,065            749,926
                                                                             -----------        -----------

        Bank premises and equipment, net                                     $   555,222        $   636,011
                                                                             ===========        ===========

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 6 - DEPOSITS:

The scheduled maturities of time deposits are as follows as of December 31, 1996:


        Year ending December 31:
                  1997                                  $21,132,251
                  1998                                    2,196,052
                  1999                                      477,537
                  2000                                      104,500
                  2001                                       17,932
                                                        -----------

                                                        $23,928,272
                                                        ===========


NOTE 7 - BORROWED FUNDS:

Securities sold under repurchase agreements generally mature within one to four days from the transaction date and totaled $5,610,208 and $3,558,529 at December 31, 1996 and 1995, respectively. The maximum amount of outstanding agreements at any month end during the years ended December 31, 1996 and 1995 was $5,851,760 and $4,243,232, respectively. The average end of month outstanding agreements were $4,396,943 and $2,965,582 during the years ended December 31, 1996 and 1995, respectively. All investment securities underlying these agreements were under The Bank's control.

At December 31, 1996 and 1995, The Bank had outstanding advances from the Federal Home Loan Bank totaling $1,531,000 and $1,743,000, respectively. Weighted-average interest rates on these advances were 6.10% and 5.85% at December 31, 1996 and 1995, respectively.

Future maturities of borrowed funds are as follows at December 31, 1996:

                                                         Amount
                                                       ----------

                Year ending December 31,
                        1997                           $6,460,208
                        After 2001                        681,000
                                                       ----------

                                                       $7,141,208
                                                       ==========

As described in Note 2, certain investment securities are pledged to secure borrowed funds.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 8 - OPERATING LEASES:

The Corporations have operating leases for office, retail, and storage space and equipment. These leases are noncancelable and expire during 1997-1998. The office, retail and storage space leases require minimum annual rental payments plus an adjustment based on 30% of the increase in the Consumer Price Index. In addition, the leases provide for the Corporations to pay their proportionate share of operating expense increases. The retail space lease contains two five-year renewal options.

The following is a schedule by years of future minimum rental payments applicable to the leases described above, as of December 31, 1996:

              Year ending December 31:
                        1997                                 $179,107
                        1998                                  112,610
                                                             --------

                                                             $291,717
                                                             ========

The following schedule indicates the composition of total rent expense for the years ended December 31:



                                            1996         1995       1994
                                          --------     --------   --------
       Minimum rentals                    $169,326     $168,972   $168,795
       Contingent rentals                   27,819       26,224     21,396
                                          --------     --------   --------

                                          $197,145     $195,196   $190,191
                                          ========     ========   ========

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 9 - INCOME TAXES:

The components of income tax expense for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                            1996         1995       1994
                                          --------     --------   --------

       Current tax expense                $373,466     $338,837   $ 34,918
       Deferred tax expense (benefit)       18,525      (19,545)   103,344
                                          --------     --------   --------

                                          $391,991     $319,292   $138,262
                                          ========     ========   ========

Components of the Corporations' deferred tax asset are as follows at December 31:

                                                           1996         1995
                                                        ---------     ---------
    Deferred tax assets:
        Unearned fees                                    $ 13,351     $ 27,710
        Allowance for loan losses                         208,328      221,733
        Net unrealized holding loss                         3,543          793
        Accumulated depreciation and amortization          35,949       26,710
        Net operating loss carryforwards for state
            income tax purposes                            74,941       73,735
                                                         --------     --------
                                                          336,112      350,681
           Less valuation allowance                        74,941       73,735
                                                         --------     --------
              Total deferred tax assets                  $261,171     $276,946
                                                         ========     ========

The deferred tax assets are included in other assets in the consolidated statements of condition.


NOTE 10 - RETIREMENT PLAN:

The Bank has a defined contribution 401(k) retirement plan which covers employees that meet certain age and length of service requirements. Under this plan, The Bank will match the employees' contributions up to 6% of the employees' compensation. For the years ended December 31, 1996, 1995 and 1994, The Bank's contribution amounted to $25,314, $20,746 and $23,529, respectively.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk not recognized in the consolidated statements of condition. The contract amounts of those instruments reflect the extent of involvement The Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of The Bank's commitments as of December 31, 1996 and 1995 is as follows:

                                               1996             1995
                                            -----------      ----------

        Commitments to extend credit        $10,794,000      $8,615,000
        Standby letters of credit             1,002,000       1,094,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments frequently expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by The Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, marketable securities, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by The Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and generally expire within one year from issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which The Bank deems necessary.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES:  (Cont'd.)

LITIGATION:

The Bank is a defendant in a lawsuit. The ultimate outcome of the litigation is not currently predictable and no provision for any liability has been made in the accompanying consolidated financial statements. However, it is the opinion of management that the final resolution of this action will not have a materially adverse effect on the Corporations' consolidated financial position.


OTHER:

The Bank has a contract with an entity, whereby such entity will perform certain processing work necessary to The Bank's operations for a period of five years expiring in 2000. The contract provides for automatic five-year renewals until it is terminated. There are no minimum annual fees.


NOTE 12 - RELATED PARTY TRANSACTIONS:

The Corporations have had, and may be expected to have in the future, transactions in the ordinary course of business with stockholders, directors, officers and affiliated entities in which they are principal owners, all of which have been, in the opinion of management, on the same terms as those prevailing at the time for comparable transactions with others.

Loans with related parties totaled $3,628,012 and $3,355,338 at December 31, 1996 and 1995, respectively.

Legal fees were paid to law firms in which stockholders of the Company are principals. These fees totaled $66,859, $71,729 and $55,478 for the years ended December 31, 1996, 1995 and 1994, respectively.


NOTE 13 - STOCK OPTION AGREEMENTS:

The Company has granted options to purchase 75,000 shares of its common stock to two key employees of The Bank. The options can only be exercised if certain performance measures are met by The Bank or if there is a change in control of the Company or The Bank, as defined in the agreements. The exercise price of the options is the higher of the par value per share of common stock or $3.76 per share. These options expire August 17, 1997 or ninety days after the grantee terminates employment with The Bank, whichever occurs first.

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 14 - DIVIDEND RESTRICTIONS:

Banking regulations limit the amount of dividends that may be paid by The Bank without prior regulatory approval. At December 31, 1996, The Bank had retained earnings of approximately $1,294,000 available for the payment of dividends.


NOTE 15 - REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on The Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, The Bank must meet specific capital guidelines that involve quantitative measures of The Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require The Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that The Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1995, the most recent notification from the Board of Governors of the Federal Reserve System categorized The Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, The Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed The Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.


                                                                                For Capital
                                               Actual                        Adequacy Purposes:
                                       -----------------------       ----------------------------------
                                        Amount           Ratio                    Amount
                                       ----------       ------       -----------------------------------
    As of December 31, 1996:
        Total capital (to risk-
            weighted assets)           $7,497,000       15.97%       greater than or equal to $3,756,000
        Tier I capital (to risk-
            weighted assets)            6,910,000       14.72%       greater than or equal to  1,878,000
        Tier I capital (to average
            assets)                     6,910,000        9.90%       greater than or equal to  2,792,320


                                                                                          To Be Well
                                                                                       Capitalized Under
                                       For Capital                                     Prompt Corrective
                                    Adequacy Purposes:                                 Action Provisions:
                             ------------------------------   ---------------------------------------------------------------------
                                          Ratio                             Amount                              Ratio
                             ------------------------------   ----------------------------------   --------------------------------
As of December 31, 1996:
    Total capital (to risk-
        weighted assets)     greater than or equal to 8.00%   greater than or equal to $4,695,000   greater than or equal to 10.00%

    Tier I capital (to risk-
        weighted assets)     greater than or equal to 4.00%   greater than or equal to  2,817,000   greater than or equal to  6.00%
    Tier I capital (to
        average assets)      greater than or equal to 4.00%   greater than or equal to  3,490,400   greater than or equal to  5.00%

                     BALLSTON BANCORP, INC. AND SUBSIDIARY
                     -------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

NOTE 16 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                        Year Ended          Year Ended          Year Ended
                                                                        December 31,        December 31,        December 31,
                                                                           1996                1995                1994
                                                                        -----------         -----------         -----------
        Cash paid for:
           Interest on deposits                                         $1,891,446          $1,378,575          $1,039,808
           Interest on borrowed funds                                      243,519             339,034             264,239
           Income taxes                                                    675,398              45,378               2,415
        Transfer from loans to foreclosed real estate                       89,286             715,235               --

                      BALLSTON BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CONDITION
                                     June 30
                            (in thousands of dollars)

                                                 1997              1996
                                                 ----              ----
                                           (unaudited)       (unaudited)
  Assets:

  Cash and due from banks                       5,102             3,054
  Federal funds                                 4,308             1,630
  Investment securities                        17,302            17,517
  Loans, net of unearned income                43,147            41,113
  Less: Allowance for loan losses                 623               680
    Net loans                                  42,524            40,433
  Premises and equipment, net                     607               589
  Other real estate owned                       1,074             1,192
  Other assets                                    789               766

  Total assets                                 71,706            65,181

  Liabilities:

  Deposits:
    Demand                                     12,610            10,270
    Interest bearing                           44,844            42,366
  Total deposits                               57,454            52,636
  Other borrowed funds                            681             1,913
  Securities sold under agreement
     To repurchase                              5,264             2,952
  Other liabilities                               440               428

  Total liabilities                            63,839            57,929

  Stockholders' equity:

  Common stock                                    324               324
  Surplus                                       6,631             6,631
  Unrealized gain (loss) on securities             (9)               (2)
  Retained earnings                               921               299

  Total stockholders' equity                    7,867             7,252

  Total liabilities and
     stockholders' equity                      71,706            65,181


              THE INFORMATION PROVIDED IN THIS REPORT IS BASED UPON UNAUDITED
                FINANCIAL INFORMATION FOR THE COMPANY.
               CONSEQUENTLY, SUCH INFORMATION MAY BE REVISED UPON
                 COMPLETION OF AN ANNUAL AUDIT PERFORMED BY THE
                         COMPANY'S INDEPENDENT AUDITORS.

                      BALLSTON BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                                January 1-June 30
                            (in thousands of dollars)

                                                 1997              1996
                                                 ----              ----
                                           (unaudited)       (unaudited)
  Interest income:

  Interest and fees on loans                    2,040             1,970
  Interest and divs on investments                603               549
  Interest on int bearing due from banks           75                48
  Interest on federal funds sold                  105               127
  Total interest income                         2,823             2,694

  Interest expense:

  Interest on deposits                            953               941
  Interest on other borrowed funds                167               113
  Total interest expense                        1,120             1,054

  Net interest income                           1,703             1,640
  Provision for loan losses                        30                30
  Net interest income after provision           1,673             1,610

  Non-interest income:

  Service charges                                  97               104
  Other income                                    128                71
  Total non-interest income                       225               175

  Net revenue                                   1,898             1,785

  Non-interest expense:

  Salaries and benefits                           638               623
  Occupancy expense                               204               186
  Other operating expenses                        545               473
  Total non-interest expense                    1,387             1,282

  Net income before taxes                         511               503
  Provision for income taxes                      179               173
  Net income                                      332               330


              THE INFORMATION PROVIDED IN THIS REPORT IS BASED UPON UNAUDITED
                FINANCIAL INFORMATION FOR THE COMPANY.
               CONSEQUENTLY, SUCH INFORMATION MAY BE REVISED UPON
                 COMPLETION OF AN ANNUAL AUDIT PERFORMED BY THE
                         COMPANY'S INDEPENDENT AUDITORS.

                                  APPENDIX A



                     AGREEMENT AND PLAN OF REORGANIZATION



                                     among

                     ABIGAIL ADAMS NATIONAL BANCORP, INC.,

                            BALLSTON BANCORP, INC.

                                      and

                         THE BANK OF NORTHERN VIRGINIA

                                     INDEX


ARTICLE                                                                     PAGE

ARTICLE I

   General.................................................................  A-2
   1.1.  Holding Company Merger............................................  A-2
   1.2.  Issuance of AANB Common Stock  and Payment of Cash................  A-2
   1.3.  Taking of Necessary Action........................................  A-2

ARTICLE II

   Effect of Transaction on Common Stock,
   Capitalization of Abigail Adams National Bancorp, Inc.,
   Adams Acquisition Corporation, Ballston Bancorp, Inc.
   and The Bank of Northern Virginia.......................................  A-2
   2.1.  Exchange Price; Exchange Ratio....................................  A-2
   2.2.  Manner of Exchange................................................  A-4
   2.3.  No Fractional Shares..............................................  A-8
   2.4.  Dissenting Shares.................................................  A-8

ARTICLE III

   Representations and Warranties..........................................  A-8
   3.1.  Representations and Warranties of Ballston and NV Bank............  A-8
         (a) Organization, Standing and Power..............................  A-9
         (b) Capital Structure.............................................  A-9
         (c) Authority.....................................................  A-9
         (d) Investments................................................... A-10
         (e) Financial Statements.......................................... A-11
         (f) Absence of Undisclosed Liabilities............................ A-11
         (g) Tax Matters................................................... A-11
         (h) Options, Warrants and Related Matters......................... A-13
         (i) Property...................................................... A-13
         (j) Additional Schedules Furnished to AANB........................ A-13
         (k) Agreements in Force and Effect................................ A-14
         (1) Legal Proceedings; Compliance with Laws....................... A-14
         (m) Employee Benefit Plans........................................ A-15
         (n) Insurance..................................................... A-17
         (o) Loan Portfolio................................................ A-17
         (p) Absence of Changes............................................ A-18
         (q) Brokers and Finders........................................... A-18
         (r) Subsidiaries; Partnerships and Joint Ventures................. A-18
         (s) Reports....................................................... A-18

         (t) Environmental Matters......................................... A-19
         (u) Tax; Regulatory Matters....................................... A-20
         (v) Regulatory Approvals.......................................... A-20
         (w) Ballston Stock Buyback Program................................ A-20
         (x) Disclosure.................................................... A-20
   3.2.  Representations and Warranties of AANB............................ A-20
         (a) Organization, Standing and Power.............................. A-20
         (b) Capital Structure............................................. A-21
         (c) Authority..................................................... A-21
         (d) Investments................................................... A-22
         (e) Financial Statements.......................................... A-22
         (f) Absence of Undisclosed Liabilities............................ A-23
         (g) Absence of Changes............................................ A-23
         (h) Subsidiaries.................................................. A-23
         (i) Reports....................................................... A-23
         (j) Additional Schedules Furnished to Ballston.................... A-23
         (k) Tax Matters................................................... A-24
         (l) Property...................................................... A-24
         (m) Agreements in Force and Effect................................ A-25
         (n) Legal Proceedings; Compliance with Laws....................... A-25
         (o) Loan Portfolio................................................ A-25
         (p) Employee Benefit Plans........................................ A-26
         (q) Regulatory Approvals.......................................... A-27
         (r) Disclosure.................................................... A-27
         (s) Tax; Regulatory Matters....................................... A-27
         (t) Environmental Matters......................................... A-27

ARTICLE IV

   Conduct and Transactions Prior to
   Effective Time of the Merger............................................ A-29
   4.1.  Access to Records and Properties of AANB,  Ballston and NV Bank;
         Confidentiality................................................... A-29
   4.2.  Registration Statement, Proxy Statement, Shareholder Approval..... A-29
   4.3.  Operation of the Business of Ballston, NV Bank and AANB........... A-30
         (a) Operation of the Business of Ballston and NV Bank............. A-30
         (b) Conduct of the Business of AANB............................... A-32
   4.4.  No Solicitation................................................... A-32
   4.5.  Dividends......................................................... A-33
   4.6.  Regulatory Filings; Best Efforts.................................. A-33
   4.7.  Public Announcements.............................................. A-33
   4.8.  Operating Synergies; Conformance to Reserve Policies, Etc......... A-33
   4.9.  Agreement as to Efforts to Consummate............................. A-33
   4.10. Adverse Changes in Condition...................................... A-34
   4.11. Updating of Schedules............................................. A-34

   4.12. Transactions in AANB Common Stock................................. A-34
   4.13. Accruals and Accounting Adjustments............................... A-34

ARTICLE V

   Conditions of Merger.................................................... A-34
   5.1.  Conditions of Obligations of AANB................................. A-34
         (a) Representations and Warranties; Performance of Obligations.... A-35
         (b) Authorization of Transaction.................................. A-35
         (c) Opinion of Counsel............................................ A-35
         (d) The Registration Statement.................................... A-35
         (e) Tax Opinion................................................... A-35
         (f) Regulatory Approvals.......................................... A-35
         (g) Affiliate Letters............................................. A-36
         (h) NASDAQ Listing................................................ A-36
         (i) AANB Shareholder Approval..................................... A-36
         (j) Acceptance by AANB Counsel.................................... A-36
   5.2.  Conditions of Obligations of Ballston and NV Bank................. A-36
         (a) Representations and Warranties; Performance of Obligations.... A-36
         (b) Authorization of Transaction.................................. A-36
         (c) Opinion of Counsel............................................ A-37
         (d) The Registration Statement.................................... A-37
         (e) Regulatory Approvals.......................................... A-37
         (f) Tax Opinion................................................... A-37
         (g) NASDAQ Listing................................................ A-38
         (h) Ballston Shareholder Approval................................. A-38
         (i) Acceptance by Ballston's Counsel.............................. A-38

ARTICLE VI

   Closing Date; Effective Time............................................ A-38
   6.1.  Closing Date...................................................... A-38
   6.2.  Filings at Closing................................................ A-38
   6.3.  Effective Time.................................................... A-38

ARTICLE VII

   Termination; Survival of Representations,
   Warranties and Covenants; Waiver and Amendment.......................... A-39
   7.1.  Termination....................................................... A-39
   7.2.  Effect of Termination............................................. A-40
   7.3.  Survival of Representations, Warranties and Covenants............. A-40
   7.4.  Waiver and Amendment.............................................. A-40

ARTICLE VIII

   Additional Covenants and Agreements..................................... A-40
   8.1.  Indemnification of Ballston and NV Bank officers and Directors;
         Liability Insurance............................................... A-41
   8.2   Employment of Employees of Ballston and NV Bank by AANB........... A-41
   8.3.  Employee Benefit Matters.......................................... A-42
   8.4.  Stock Options..................................................... A-43
   8.5.  Status of AANB as "Women Owned Bank."............................. A-43
   8.6.  Actions by Subsidiary............................................. A-43

ARTICLE IX

   Miscellaneous........................................................... A-43
   9.1.  Expenses.......................................................... A-43
   9.2   Materiality....................................................... A-43
   9.3.  Entire Agreement.................................................. A-43
   9.4.  Descriptive Headings.............................................. A-43
   9.5.  Notices........................................................... A-43
   9.6.  Counterparts...................................................... A-44
   9.7.  Governing Law..................................................... A-44
   9.8.  No Third Party Beneficiary Intended............................... A-44
   9.9.  Extension; Waiver................................................. A-45
   9.10. Amendments........................................................ A-45
   9.11. No Assignment..................................................... A-45

Exhibit A   -   Holding Company Plan of Merger of Ballston into AANB
Exhibit B   -   Opinions of Duane, Morris & Heckscher LLP, counsel to Ballston and NV Bank
Exhibit C   -   Form of Affiliate's Undertaking
Exhibit D   -   Opinion of Hazel & Thomas, P.C., counsel to AANB

                              INDEX TO SCHEDULES


Schedule        Description

3.1(b)          5 Percent Owners

3.1(d)          Investments

3.1(e)          Ballston Financial Statements

3.1(f)          Liabilities

3.1(g)          Ballston Tax Matters

3.1(h)          Ballston Options, Warrants & Related Matters

3.1(j)(1)       Ballston Employees; Director Owned Stock

3.1(j)(2)       Certain Contracts

3.1(j)(3)       Employment Contracts and Related Matters

3.1(j)(4)       Real Estate

3.1(j)(5)       Ballston Affiliates

3.1(l)          Legal Proceedings, Compliance with Laws

3.1(m)          Ballston Employee Benefit Plans

3.1(n)          Insurance

3.1(o)          Ballston Loan Portfolio

3.1(p)          Changes

3.1(r)          Subsidiaries, Partnerships and Joint Ventures

3.1(t)          Environmental Matters

3.2(d)          Pledged Securities

3.2(e)          AANB Financial Statements

3.2(g)          Absence of Changes

3.2(j)(1)       AANB Certain Contracts

3.2(j)(2)       AANB Real Estate

3.2(k)          AANB Tax Matters

3.2(n)          Legal Proceedings; Compliance with Laws

Schedule        Description

3.2(o)          AANB Loan Porfolio

3.2(t)          AANB Environmental Matters




                             INDEX TO DEFINITIONS

                                                                            Page
                                                                            ----
1933 Act............................................................        A-14
1934 Act............................................................        A-29
20 Trading Day Period...............................................         A-3
401(k) Plan.........................................................        A-42
AANB................................................................         A-1
AANB Affiliates.....................................................        A-24
AANB Common Stock...................................................         A-1
AANB Employee Plans.................................................        A-26
AANB Financial Statements...........................................        A-22
AANB Group..........................................................        A-24
AANB Stock Value....................................................         A-3
Acquisition Event...................................................         A-3
Adams Bank..........................................................         A-1
Adjusted Cash Consideration.........................................         A-5
Adjusted Cash Consideration Per Share...............................         A-5
Agreement...........................................................         A-1
Alternate Value.....................................................         A-3
Ballston............................................................         A-1
Ballston Affiliates.................................................        A-14
Ballston Financial Statements.......................................        A-11
Ballston Group......................................................        A-12
Cash Consideration..................................................         A-2
Cash Election.......................................................         A-4
Cash Election Shares................................................         A-5
Cash Fraction.......................................................         A-5
Change of Control...................................................         A-3
Closing Date........................................................        A-38
Code................................................................         A-1
Dissenting Shares...................................................         A-8
Effective Time of the Holding Company Merger .......................        A-38
Election Deadline...................................................         A-7
Election Form Record Date...........................................         A-6
Employee Plans......................................................        A-15
Environmental Law...................................................  A-19, A-27

ERISA...............................................................        A-14
Exchange Price......................................................         A-2
FDIC................................................................        A-10
Federal Reserve Board...............................................        A-10
Form of Election....................................................         A-6
GAAP................................................................        A-11
Hazardous Substance.................................................  A-19, A-28
Holding Company Merger..............................................         A-1
Holding Company Plan of Merger......................................         A-1
IRS.................................................................        A-15
Loan Portfolio Properties and Other Properties Owned................  A-19, A-28
Material............................................................        A-43
Maximum Cash Election Number........................................         A-4
Maximum Stock Election Number.......................................         A-4
NASDAQ Stock Market.................................................         A-1
Non-Election........................................................         A-4
Non-Election Fraction...............................................         A-6
Non-Election Shares.................................................         A-5
NV Bank.............................................................         A-1
OCC.................................................................        A-18
OREO................................................................        A-14
PBGC................................................................        A-15
Pension Plan........................................................  A-15, A-26
Permits.............................................................        A-14
Proxy Statement Prospectus..........................................        A-30
Registration Statement..............................................        A-30
SCC.................................................................        A-10
SEC.................................................................        A-21
Shareholder Meeting.................................................         A-6
Stock Consideration.................................................         A-2
Stock Consideration Per Share.......................................         A-5
Stock Election......................................................         A-4
Stock Election Shares...............................................         A-5
Stock Fraction......................................................         A-5
Subsidiary..........................................................         A-1
Surviving Company...................................................         A-2
Taxes...............................................................  A-12, A-24
Third Party.........................................................         A-3
Transferred Employees...............................................        A-42
Virginia Bureau.....................................................        A-18

                     AGREEMENT AND PLAN OF REORGANIZATION


     This Agreement and Plan of Reorganization (the "Agreement") dated as of June ____, 1997, among ABIGAIL ADAMS NATIONAL BANCORP, INC., a Delaware corporation ("AANB"), BALLSTON BANCORP, INC., a Delaware corporation ("Ballston"), and THE BANK OF NORTHERN VIRGINIA, a Virginia banking corporation, wholly-owned by Ballston ("NV Bank"), recites and provides:

     A. AANB is a public company, the common stock, par value $0.01 ("AANB Common Stock"), of which is traded on the Nasdaq Stock Market's National Market System ("NASDAQ Stock Market"), and is the parent corporation of The Adams National Bank ("Adams Bank"), a national bank headquartered in Washington, D.C., and Ballston is a privately held stock corporation, and the parent corporation of NV Bank.

     B. AANB and Ballston have reached agreement pursuant to which AANB will acquire 100% of the equity securities of Ballston in a statutory merger in exchange for the payment to its shareholders in the aggregate of fifty percent (50%) of the acquisition price in AANB Common Stock and fifty percent (50%) in cash.

     C. The boards of directors of AANB and Ballston deem it advisable to merge Ballston into Adams Acquisition Corporation ("Subsidiary"), a to-be-formed Virginia corporation (the "Holding Company Merger"), pursuant to this Agreement and the Plan of Merger attached as Exhibit A (the "Holding Company Plan of
                                   ---------
Merger").

     D. To effectuate the foregoing, the parties desire to adopt this Agreement and the Holding Company Plan of Merger, which shall represent a plan of reorganization in accordance with the provisions of Section 368(a) of the United States Internal Revenue Code, as amended (the "Code").

     NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions and promises herein contained, AANB, Subsidiary, Ballston and NV Bank hereby adopt this Agreement whereby at the "Effective Time of the Holding Company Merger" (as defined in Article VI hereof) Ballston shall be merged into Subsidiary in accordance with the Holding Company Plan of Merger. The outstanding shares of Ballston Common Stock shall be converted into shares of AANB Common Stock and cash which shall be paid to the shareholders of Ballston as provided in this Agreement on the basis, terms and conditions contained herein and in the Holding Company Plan of Merger.

    In connection therewith, the parties hereto agree as follows:

                                   ARTICLE I

                                    General

     1.1. Holding Company Merger. Subject to the provisions of this Agreement and the Holding Company Plan of Merger, at the Effective Time of the Holding Company Merger the separate existence of Ballston shall cease and Ballston shall be merged with and into Subsidiary (the "Surviving Company").

     1.2. Issuance of AANB Common Stock and Payment of Cash. AANB agrees to cause the Subsidiary on the Effective Time of the Holding Company Merger to exchange an equal amount of AANB Common Stock and cash to the extent set forth herein, and in accordance with, the terms of this Agreement and the Holding Company Plan of Merger for all of the equity securities of Ballston.

     1.3. Taking of Necessary Action. In case at any time after the Effective Time of the Holding Company Merger any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of Ballston, the officers and directors of the Surviving Company shall take all such necessary action.

                                  ARTICLE II

                    Effect of Transaction on Common Stock,
            Capitalization of Abigail Adams National Bancorp, Inc.,
             Adams Acquisition Corporation, Ballston Bancorp, Inc.
                       and The Bank of Northern Virginia

     2.1. Exchange Price; Exchange Ratio. At the Effective Time of the Holding Company Merger:

          (a) AANB shall acquire one hundred percent (100%) of the equity securities but not unexercised stock options of Ballston for $13,858,374.60 plus (1) 1.8 times the contributions to capital of Ballston accompanying the exercise of options on Ballston common stock on or after April 1, 1997 until Closing, plus (2) one times any earnings, if any (or less one times any losses, if any), of Ballston from April 1, 1997, until Closing, less
     (3) any dividends declared by Ballston on or after April 1, 1997 until Closing (the "Exchange Price").


          (b) The value of the consideration exchanged for each share of Ballston Common Stock shall be the Exchange Price divided by the total number of outstanding shares of Ballston Common Stock at Closing.

          (c) Payment of Exchange Price. The Exchange Price shall be paid 50% in cash (the "Cash Consideration") and 50% in shares of AANB Common Stock (the "Stock

     Consideration"). All such shares of AANB Common Stock shall be duly issued, fully paid and nonassessable. The allocation of cash and AANB Common Stock among individual Ballston Shareholders shall be determined as provided in
     Section 2.2.

         (d)  Valuation of AANB Common Stock.

             (i) Except in the case of an Acquisition Event (as hereinafter defined), for purposes of determining how many shares of AANB Common Stock will be issued pursuant to Section 2.2, the value per share of AANB Common Stock ("AANB Stock Value") shall be the average mid-point of the closing bid and asked price of the first twenty (20) of the twenty-one (21) trading days of the AANB Common Stock immediately prior to Closing (the "20 Trading Day Period") subject to the minimums and maximums set forth in paragraph (iii) of this Section 2.1(d).

             (ii) If an Acquisition Event has occurred prior to the Closing of this Agreement and the average mid-point of the closing bid and asked price of the last twenty (20) trading days prior to the public announcement of the Acquisition Event (the "Alternate Value") is lower than the AANB Stock Value computed under (d)(i) above, then the Alternate Value shall become the AANB Stock Value for purposes of this Agreement subject to the minimums and maximums set forth in paragraph (iii) of this Section 2.1(d).

             (iii) For purposes of paragraphs (i) and (ii) of this Section 2.18, the maximum share price of the AANB shares is $14.85 per share. For purposes of paragraphs (i) and (ii) of this Section 2.18, the minimum share price of the AANB shares is $9.90 per share. If the average mid-point of the closing bid and asked prices for the 20 Trading Pay Period is over $14.85 per share and an Acquisition Event has not occurred, then AANB shall have the right to terminate the transaction and not proceed to Closing. If the average mid-point of the cloisng bid and asked prices for the 20 Trading Day Period is over $14.85 per share and an Acquisition Event has occurred, then AANB shall have no right to terminate under this provision. If the average mid-point of the closing bid and asked prices for the 20 Trading Day Period is less than $9.90 per share, Ballston shall have the right to terminate the transaction and not proceed to Closing.

             (iv) As used in this subparagraph "Acquisition Event" means that the Board of Directors of AANB shall have (i) authorized the execution of an agreement (not subsequently terminated) with any person or group of persons ("Third Party") pursuant to which such Third Party will acquire, merge or consolidate with, or acquire all or substantially all of the assets of AANB (or engage in a substantially similar transaction) in a transaction where there is a change of voting power in excess of 50% of the outstanding shares of AANB ("Change of Control"), or (ii) supported (and not subsequently withdrawn its support for) an offer or proposal by any Third Party to acquire, merge or consolidate with AANB, which would constitute a Change of Control, or acquire all or substantially all of the assets of AANB (or to engage in a substantially similar transaction).

             (v) The stock portion of the Exchange Price at the Effective Time of the Holding Company Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of AANB Common Stock, any dividend payable in AANB Common Stock, or any capital reorganization involving the reclassification of AANB Common Stock subsequent to the date of this Agreement.

2.2.  Manner of Exchange.

      (a) Elections to Receive AANB Stock and Cash by Shareholders of Ballston.

          (1) Entitlement to Elect. Subject to the election and allocation procedures set forth in this section, each holder of Ballston Common Stock (other than holders of dissenting shares) will be entitled with respect to each share of Ballston Common Stock held by such holder, to (i) elect to receive all or a portion of their prorata portion of the Exchange Price in AANB Common Stock (a "Stock Election"), or (ii) elect to receive all or a portion of their prorata portion of the Exchange Price in cash (a "Cash Election"), or (iii) indicate that such holder has no preference as between receipt of AANB Common Stock and receipt of cash (a "Non-Election").

          (2) Maximum Cash Election Number. The number of shares of Ballston Common Stock to be converted into the right to receive the Cash Consideration in the Holding Company Merger shall be no greater than fifty percent (50%) of (i) the number of shares of Ballston Common Stock issued and outstanding immediately prior to the Effective Time of the Holding Company Merger, less (ii) the sum of the Dissenting Shares (defined in Section 2.4) and the number of shares of Ballston Common Stock converted into fractional shares of AANB Common Stock and paid for in cash under Section 2.3. The maximum number of shares of Ballston Common Stock to be converted into the right to receive the Cash Consideration, as calculated pursuant to this paragraph, is referred to in this Agreement as the "Maximum Cash Election Number."

          (3) Maximum Stock Election Number. The number of shares of Ballston Common Stock to be converted into the right to receive consideration in AANB Common Stock in the Holding Company Merger shall be no greater than that number which when converted would equal fifty percent (50%) of the Exchange Price. The maximum number of shares of Ballston Stock to be converted into the right to receive the AANB Stock consideration, as calculated pursuant to this paragraph, is referred to in this Agreement as the "Maximum Stock Election Number."

     (4)  Election-Adjustments.

          (i) If the aggregate number of shares of Ballston Stock covered by Cash Elections (the "Cash Election Shares") exceeds the Maximum Cash Election Number, then (i) all shares of Ballston Common Stock covered by Stock Elections (the "Stock Election Shares") and all shares of Ballston Common Stock covered by Non-Elections (the "Non-Election Shares") shall each be converted into the right to receive the Stock Consideration Per Share (as defined in paragraph (iv) below), and (ii) all Cash Election Shares shall be converted into the right to receive AANB Common Stock and cash in the following manner: each Cash Election Share shall be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Adjusted Cash Consideration Per Share (as defined in paragraph (iii) below) and (2) a fraction, the numerator of which shall be the Maximum Cash Election Number and the denominator of which shall be the total number of Cash Election Shares (the "Cash Fraction"), and (B) a number of shares of AANB Stock equal to the product of (1) the Stock Consideration Per Share and (2) a fraction equal to one minus the Cash Fraction.

          (ii) If the number of Stock Election Shares exceeds the Maximum Stock Election Number, then (i) all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Adjusted Cash Consideration Per Share, and (ii) all Stock Election Shares shall be converted into the right to receive AANB Common Stock and cash in the following manner: each Stock Election Share shall be converted into the right to receive (A) a number of shares of AANB Common Stock equal to the product of (1) the Stock Consideration per Share and (2) a fraction, the numerator of which shall be the Maximum Stock Election Number and the denominator of which shall be the total number of Stock Election Shares (the "Stock Fraction"), and (B) an amount of cash, without interest, equal to the product of (1) the Adjusted Cash Consideration Per Share and (2) a fraction equal to one minus the Stock Fraction.

          (iii) "Adjusted Cash Consideration Per Share" means the quotient of the Adjusted Cash Consideration divided by the Maximum Cash Election Number. "Adjusted Cash Consideration" means the Cash Consideration less (a)the amount of the Cash Consideration paid for Dissenting Shares pursuant to Section 2.4 and
(b) the amount of the Cash Consideration paid for fractional shares pursuant to Section 2.3.

          (iv) "Stock Consideration Per Share" means the quotient of the Stock Consideration divided by the Maximum Stock Election Number.

     (5) Non-Election Adjustments. In the event that Section 2.2(a)(4) of this Agreement is not applicable, all Cash Election Shares shall be converted into the right to receive the Adjusted Cash Consideration Per Share, all Stock Election Shares shall be converted into the right to receive the Stock Consideration Per Share, and the Non-Election Shares, if any, shall be converted into the right to receive AANB Common Stock and cash in the following manner: each Non-Election Share shall be converted into the right to receive (x) an amount in cash, without interest, equal to the product of (A) the Adjusted Cash

Consideration Per Share and (B) a fraction (the "Non-Election Fraction"), the numerator of which shall be the excess of (1) the Maximum Cash Election Number over (2) the total number of Cash Election Shares and the denominator of which shall be the total number of Non-Election Shares and (y) a number of shares of AANB Common Stock equal to the product of (A) the Common Stock Consideration Per Share and (B) a fraction equal to one minus the Non-Election Fraction.

     (6) Exercise of Election.

           (i) All Cash Elections, Stock Elections, and Non-Elections shall be made on a form designed for that purpose (a "Form of Election") and mailed to holders of record of shares of Ballston Common Stock as of the record date for the meeting at which the shareholders of Ballston meet to approve, ratify, and confirm the transactions contemplated by this Agreement (the "Shareholder Meeting") or such other date as AANB and Ballston shall mutually agree (the "Election Form Record Date"). AANB and Ballston shall make available one or more Forms of Election as may be reasonably requested by all persons who become holders or beneficial owners of Ballston Stock between the Election Form Record Date and the close of business on the day prior to the Election Deadline.

           (ii) Elections shall be made by holders of Ballston Common Stock by mailing to Ballston a Form of Election or by delivering a Form of Election to Ballston at the Shareholder Meeting. Any holder of Ballston Common Stock may allocate his or her Ballston Common Stock among Cash Election Shares, Stock Election Shares, and Non-Election Shares as he or she sees fit, that is, by electing to allocate all to one category or by dividing his or her AANB Stock among more than one category, provided that if the sum of the shares of any holder as to which Cash Elections, Stock Elections, and Non-Elections are made exceed the total number of shares held by the holder, Ballston shall consider all the elections submitted by the holder to have been not properly made and, accordingly, subject to the procedures set forth in section 2.2(a)(8).

           (iii) To be effective, a Form of Election must be properly completed and signed and received by Ballston no later than the adjournment of the Shareholder Meeting, or else the holder will be deemed to have made a Non-Election.

           (iv) Ballston will have the discretion to reasonably determine whether Forms of Election have been properly completed, signed, and submitted or revoked and to disregard immaterial defects in Forms of Election. The decision of Ballston in such matters shall be conclusive and binding. Neither AANB nor Ballston will be under any obligation to notify any person of any defect in a Form of Election submitted to Ballston, but Ballston shall use commercially reasonable efforts to notify a holder of any such defect.

           (v) Ballston shall make all computations contemplated by this Section 2.2(a)(6), and all computations shall be conclusive and binding on the holders of Ballston common stock.

       (7) Revocation or Modification; Deadline. Any holder of Ballston common stock who has made an election by submitting a Form of Election to Ballston (including those who have been known to have made a Non-Election) may at any time prior to close of business on the Wednesday immediately preceding the Closing Date (the "Election Deadline") change his or her election by submitting to Ballston, by certified mail or by a nationally recognized overnight service, a revised Form of Election, properly completed and signed, that is received by Ballston by the Election Deadline. Any holder of Ballston common stock may at any time prior to the Election Deadline revoke his or her election (including any deemed Non-Election) and withdraw his or her certificates deposited with Ballston by written notice submitted to Ballston by certified mail or by a nationally recognized overnight service, that is received by Ballston by the Election Deadline. Any holder of Ballston Common Stock may at any time prior to the Election Deadline revoke his or her Non-Election (as defined in Section 2.2(a)(8)) by submitting to Ballston, by certified mail or by a nationally recognized overnight service, a Form of Election, properly completed and signed, that is received by Ballston by the Election Deadline. Ballston shall determine the allocation by each shareholder of Ballston of the cash portion of the Exchange Price and the stock portion of the Exchange Price and shall notify AANB and the Exchange Agent of its determination at Closing.

       (8) Deemed Non-Election. For the purposes hereof, a holder of Ballston common stock (including a holder of Dissenting Shares who shall have failed to perfect, or shall have effectively withdrawn or lost, his or her right to dissent from the Merger under the Appraisal Laws) who does not submit a Form of Election which is received by Ballston prior to the Election Deadline shall be deemed to have made a Non-Election. If Ballston shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the shareholder making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Non-Election.

       (9) Notwithstanding anything to the contrary herein, the Exchange Price shall be paid fifty percent (50%) in cash and fifty percent (50%) in AANB Stock collectively to the shareholders of Ballston to qualify the Holding Company Merger as a reorganization under Section 368(a) of the Code.

   (b) After the Effective Time of the Holding Company Merger, each holder of a certificate for theretofore outstanding shares of Ballston Common Stock, upon surrender of such certificate to the Exchange Agent, accompanied by a Letter of Transmittal, which shall be mailed to each holder of a certificate for theretofore outstanding shares of Ballston Stock by Exchange Agent as promptly as practicable following the Effective Time of the Holding Company Merger, shall be entitled to receive in exchange therefor a certificate or certificates representing the pro rata portion of the Exchange Price in either cash, or AANB Common Stock or both in accordance with the instructions from Ballston to the Exchange Agent for which shares of Ballston Common Stock theretofore represented by the certificate or certificates so surrendered to the Exchange Agent shall have been exchanged as provided in this Article II. Until so surrendered, each outstanding certificate which, prior to the Effective

Time of the Holding Company Merger, represented Ballston Common Stock will be deemed to evidence their right to receive the pro rata portion of the Exchange Price; and, after the Effective Time of the Holding Company Merger will be deemed for all corporate purposes of AANB to evidence ownership in the Exchange Price and any AANB Stock and cash therewith into which the shares of Ballston Common Stock represented thereby were converted.

          (c) Until such outstanding certificates formerly representing Ballston Common Stock are surrendered, no dividend payable to holders of record of AANB Stock for any period as of any date subsequent to the Effective Time of the Holding Company Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Time of the Holding Company Merger, there shall be no further registry of transfer on the records of Ballston of shares of Ballston Common Stock. If a certificate representing such shares is presented to the Exchange Agent or AANB, it shall be canceled and exchanged by the Exchange Agent for a certificate representing shares of AANB Stock as herein provided and/or cash based on their pro rata portion of the Exchange Price to which the shareholders are entitled. Upon surrender of certificates of Ballston Common Stock in exchange for any AANB Stock, to the extent applicable, there shall be paid to the record holder of the certificates of AANB Stock issued in exchange therefor (i) the amount of dividends theretofore paid for such full shares of AANB Stock as of any date subsequent to the Effective Time of the Holding Company Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Holding Company Merger but prior to surrender and a payment date subsequent to surrender. No interest shall be payable on such dividends upon surrender of outstanding certificates.

     2.3. No Fractional Shares. No certificates or scrip for fractional shares of AANB Common Stock will be issued. In lieu thereof, AANB will pay the value of such fractional shares in cash on the basis of the AANB Stock Value as defined in section 2.1(d).

     2.4. Dissenting Shares. Shareholders of Ballston shall have the right to demand and receive payment of the fair value of their shares of Ballston Stock pursuant to provisions of Section 262 et seq. of the Delaware Corporation Law (the "Dissenting Shares"). If, however, a holder shall have failed to perfect his right to dissent or shall have effectively withdrawn or lost such right, each of his shares of Ballston Stock shall be deemed to constitute Non-Election Shares in accordance with Section 2.2(a)(8) hereof.

                                  ARTICLE III

                        Representations and Warranties

     3.1. Representations and Warranties of Ballston and NV Bank. Ballston and NV Bank represent and warrant to AANB as follows:

     (a) Organization, Standing and Power. Ballston is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, to perform this Agreement and the Holding Company Plan of Merger, and to effect the transactions contemplated hereby and thereby. Ballston has delivered to AANB complete and correct copies of (i) its Certificate of Incorporation and any amendments thereto and (ii) its By-laws. Ballston is duly qualified to conduct business as a foreign corporation in each jurisdiction where it owns or leases real property or conducts business, except where the failure to be so qualified would not have a material adverse effect on the business, operations, earnings, prospects, assets or condition (financial or otherwise) of Ballston.

     NV Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and to perform this Agreement and to effect the transactions contemplated hereby. NV Bank's deposits are insured by the Bank Insurance Fund of the FDIC to the maximum extent permitted by law. NV Bank has delivered to AANB complete and correct copies of
(i) its Articles of Incorporation with any amendments thereto and (ii) its Bylaws. NV Bank is duly qualified to conduct business as a foreign corporation in each jurisdiction where it owns or leases real property or conducts business, except where the failure to be so qualified would not have a material adverse effect on the business, operations, earnings, prospects, assets or condition (financial or otherwise) of NV Bank.

     (b) Capital Structure. The authorized capital stock of Ballston consists of 2,500,000 shares of Ballston Common Stock, par value $.20, and 500,000 shares of preferred stock, par value $.20. As of June 1, 1997, 1,619,474 shares of Ballston Common Stock and no shares of preferred stock were outstanding. All of the outstanding shares of Ballston Common Stock were validly issued, fully paid and nonassessable at such date.

     The authorized capital stock of NV Bank consists of 4,500 shares of Common Stock. As of June 1, 1997, 3,350 shares of NV Bank Common Stock were outstanding and all of such outstanding shares were validly issued, fully paid and nonassessable. Ballston owns all of the issued and outstanding capital stock of NV Bank free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever.

     Ballston knows of no person who beneficially owns 5% or more of the outstanding Ballston Common Stock as of the date hereof, except as disclosed on
Schedule 3.1(b).

     (c) Authority. Subject to the approval of this Agreement and the Holding Company Plan of Merger by the shareholders of Ballston as contemplated by
Section 4.2, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Holding Company Plan of Merger have been or will be duly and validly authorized by all necessary action on the part of Ballston, and this Agreement is a valid and binding obligation of Ballston, enforceable in accordance with its terms, except as enforceability may be limited by laws affecting the enforcement of creditors' rights generally and subject to any equitable principles limiting the right to obtain specific performance. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and by the Holding Company Plan of Merger and compliance by Ballston with any of the provisions hereof or thereof will not (i) conflict with or result in a breach of any provision of its Certificate of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Ballston is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Ballston or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, and laws administered by and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation (the "FDIC"), the State Corporation Commission of the Commonwealth of Virginia (the "SCC") is required in connection with the execution and delivery by Ballston of this Agreement or the consummation by Ballston of the transactions contemplated hereby or by the Holding Company Plan of Merger.

     The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the NV Bank Plan of Merger, as applicable, have been duly and validly authorized by all necessary action on the part of NV Bank, and this Agreement is a valid and binding obligation of NV Bank, enforceable in accordance with its terms except as enforceability may be limited by laws affecting insured depository institutions and laws affecting the enforcement of creditors' rights generally and subject to any equitable principles limiting the right to obtain specific performance. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by NV Bank with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or Bylaws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which NV Bank is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to NV Bank or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state banking laws, and laws administered by and regulations of the Federal Reserve Board, the FDIC, and the SCC is required in connection with the execution and delivery by NV Bank of this Agreement or the consummation by NV Bank of the transactions contemplated hereby.

     (d) Investments. All securities owned by Ballston and NV Bank of record and beneficially are free and clear of all mortgages, liens, pledges, encumbrances or any other restriction, whether contractual or statutory, which would materially impair the ability of Ballston or NV Bank freely to dispose of any such security at any time, except as noted on Schedule 3.1(d). Any securities owned of record by Ballston and NV Bank in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer thereof have been noted on such Schedule 3.1(d). There are no voting trusts or other agreements or undertakings of which Ballston or NV Bank is a party with respect to the voting of such securities. With respect to all repurchase agreements to which Ballston or NV Bank is a party, Ballston or NV Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

     (e) Financial Statements. Schedule 3.1(e) contains copies of the following financial statements of Ballston (the "Ballston Financial Statements"):

         (1) Consolidated Statement of Financial Condition as of April 30, 1997 and 1996 (unaudited) and as of December 31, 1996 and 1995 (audited);

         (2) Consolidated Income Statements for the three month period ended March 31, 1997 and 1996 (unaudited) and each of the three years ended December 31, 1996, 1995, and 1994 (audited);

         (3) Consolidated Statements of Changes in Stockholders' Equity for each of the three years ended December 31, 1996, 1995 and 1994 (audited); and

         (4) Consolidated Statements of Cash Flows for each of the three years ended December 31, 1996, 1995 and 1994 (audited).

Such financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated unless otherwise noted in the Ballston Consolidated Financial Statements. Each of such consolidated statements of financial condition, together with the notes thereto, presents fairly as of its date the consolidated financial condition and assets and liabilities of Ballston. The consolidated statements of operations, changes in stockholders' equity and cash flows, together with the notes thereto, present fairly the results of consolidated operations, consolidated changes in stockholders' equity and consolidated cash flows of Ballston or NV Bank for the periods indicated in accordance with generally accepted accounting principles ("GAAP").

     (f) Absence of Undisclosed Liabilities. Except as disclosed on Schedule 3.1(f) at April 30, 1997, and December 31, 1996 Ballston and NV Bank had no material obligations or liabilities (contingent or otherwise) of any nature which were not reflected in the Ballston Financial Statements as of such dates, or disclosed in the notes thereto, except for those which are disclosed in Schedules specifically referred to herein or which in the aggregate are immaterial.

     (g) Tax Matters. Ballston and NV Bank are members of the same "affiliated group," (as defined in Section 1504(a)(1) of the Code) for which Ballston is the common parent (collectively, the "Ballston Group"), the Ballston Group files a consolidated federal income tax return, and except as disclosed in Schedule 3.1(g), no member of the Ballston Group has ever filed a consolidated federal income tax return with (or been included in a consolidated return of) any other affiliated group. Each member of the Ballston Group has filed or caused to be filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for them before the Effective Time of the Holding Company Merger, and all information set forth in such returns or reports is or (in the case of such returns or reports not yet due) will be accurate and complete in all material respects. Each member of the Ballston Group has paid or made adequate provision for, or (with respect to returns or reports not yet filed) before the Effective Time of the Holding Company Merger will pay or make adequate provision for, all taxes, additions to tax, penalties, and interest ("Taxes") for all periods covered by those returns or reports. There are, and at the Effective Time of the Holding Company Merger will be, no unpaid Taxes due and payable by any member of the Ballston Group for periods ending on or before the Effective Time of the Holding Company Merger that are or could become a lien on any asset (other than liens for Taxes not yet due and payable), or otherwise materially adversely affect the business, property or financial condition, of any member of the Ballston Group except for Taxes (a) incurred in the ordinary course of business for which adequate provision has been made by any member of the Ballston Group or (b) being contested in good faith and disclosed in Schedule 3.1(g). Each member of the Ballston Group has collected or withheld, or will collect or withhold before the Effective Time of the Holding Company Merger, all amounts required to be collected or withheld by it for any taxes, for periods ending on or before the Effective Date of the Holding Company Merger, and all such amounts have been, or before the Effective Time of the Holding Company Merger will have been, paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due. Each member of the Ballston Group is in material compliance with, and its records contain all information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and tax withholding requirements under federal, state, and local laws, rules, and regulations, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code. The consolidated statements of financial condition contained in the Ballston Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of the members of the Ballston Group for all accrued Taxes in accordance with GAAP. For periods ending after December 31, 1996, the books and records of each member of the Ballston Group fully and properly reflect their liability for all accrued Taxes in accordance with GAAP. Except as disclosed in Schedule 3.1(g), no member of the Ballston Group has granted (nor is it subject to) any waiver of the-period of-limitations for the assessment of tax for any currently open taxable period, no unpaid tax deficiency has been asserted in writing against or with respect to any member of the Ballston Group by any taxing authority, and there is no currently pending examination for which written notice thereof has been received by a member of the Ballston Group or other administrative proceeding or any judicial proceeding relating to any tax (including any refund thereof) of any member of the Ballston Group. No member of the Ballston Group has made or entered into, or holds any asset subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former Section

168(f)(8) of the Code and the regulations thereunder. Except as disclosed in
Schedule 3.1(g) no member of the Ballston Group is obligated to make, or is a party to an agreement that could obligate it to make, any payment that would not be deductible by reason of Section 162(m) or 28OG of the Code. Schedule 3.1(g) describes all material tax elections, consents and agreements affecting any member of the Ballston Group and lists all types of material taxes paid and tax returns filed by or on behalf of each member of the Ballston Group. To the best knowledge of Ballston, no Ballston shareholder is a "foreign person" for purposes of Section 1445 of the Code except as set forth on Schedule 3.1(g). Ballston is not a "United States real property holding company" as defined under
Section 897(c)(2) of the Code.

     (h) Options, Warrants and Related Matters. There are no outstanding unexercised options, warrants, calls, commitments or agreements of any character to which Ballston or NV Bank is a party or by which it is bound, calling for the issuance of securities of Ballston or NV Bank or any security representing the right to purchase or otherwise receive any such security, except as set forth on
Schedule 3.1(h).

     (i) Property. Ballston and NV Bank own (or enjoy use of under capital leases) all property reflected on the Ballston Financial Statements as of April 30, 1997 and December 31, 1996 (except property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in such Ballston Financial Statements or the notes thereto, liens for current taxes not yet due and payable, any unfiled mechanics' liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or otherwise materially impair Ballston's consolidated business operations. The leases relating to leased property are fairly reflected in such Ballston Financial Statements.

     All property and assets material to the business or operations of Ballston and NV Bank, are in substantially good operating condition and repair and such property and assets are adequate for the business and operations of Ballston and NV Bank as currently conducted.

     (j) Additional Schedules Furnished to AANB. In addition to any Schedules furnished to AANB pursuant to other provisions of this Agreement, Ballston has furnished to AANB the following Schedules which are correct and complete as of the date hereof:

         (1) Employees. Schedule 3.1(j)(1) lists as of the date hereof (A) the names of and current annual salary rates for all present employees of Ballston and NV Bank whether in salary or otherwise, and (B) the number of shares of Ballston Stock owned beneficially by each director of Ballston or NV Bank as of the date hereof.

         (2) Certain Contracts. Schedule 3.1(j)(2) lists, with the exception of loans by Ballston or NV Bank, all notes, bonds, mortgages, indentures, licenses, lease agreements and other contracts and obligations to which Ballston or NV Bank is an indebted party or a lessee, licensee or obligee as of the date hereof except for those entered into by Ballston or NV Bank in the ordinary course of its business consistent with its prior practice and that do not involve an amount remaining greater than $5,000.

         (3) Employment Contracts and Related Matters. Except in all cases as set forth on Schedule 3.1(j)(3), neither Ballston nor NV Bank or any subsidiary thereof is a party to any employment contract or severance agreement not terminable at the option of Ballston or NV Bank without liability. Except in all cases as set forth on Schedule 3.1(j)(3), neither Ballston nor NV Bank is a party to (A) any retirement, profit sharing or pension plan or thrift plan or agreement or employee benefit plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")), (B) any management or consulting agreement not terminable at the option of Ballston or NV Bank without liability, or (C) any union or labor agreement.

         (4) Real Estate. Schedule 3.1(j)(4) describes, as of the date hereof, all interests in real property owned, leased or otherwise claimed by Ballston and NV Bank, including Other Real Estate Owned ("OREO").

         (5) Affiliates. Schedule 3.1(j)(5) sets forth the names and number of shares of Ballston Stock owned as of the date hereof beneficially or of record by any persons Ballston considers to be affiliates of Ballston ("Ballston Affiliates") as that term is defined for purposes of Rule 145 under the Securities Act of 1933 (the "1933 Act").

    (k) Agreements in Force and Effect. All contracts, agreements, plans, leases, policies and licenses referred to in any Schedule of Ballston or NV Bank referred to herein to the best knowledge of Ballston's management are valid and in full force and effect, and neither Ballston nor NV Bank has breached any provision of, nor is in default in any respect under the terms of, any such contract, agreement, lease, policy or license, the effect of which breach or default would have a material adverse effect upon either the financial condition, results of operations, or business of Ballston on a consolidated basis.

    (1) Legal Proceedings; Compliance with Laws. Schedule 3.1(l) describes all legal, administrative, arbitration or other proceeding or governmental investigation known to Ballston or NV Bank pending or, to the knowledge of Ballston's and NV Bank's management, threatened or probable of assertion against Ballston or NV Bank. Except as set forth on Schedule 3.1(l), no such proceeding or investigation, if decided adversely, would have a material adverse effect on either the financial condition, results of operations or business of Ballston on a consolidated basis. Except as set forth in Schedule 3.1(l), Ballston and NV Bank have complied in all material respects with any laws, ordinances, requirements, regulations or orders applicable to its business except where noncompliance would not have a material adverse effect on either the financial condition, results of operations or business of Ballston on a consolidated basis. Ballston and NV Bank have all licenses, permits, orders or approvals (collectively, the "Permits") of any federal, state, local or foreign governmental or regulatory body that are necessary for the conduct of its business and the absence of which would have a material adverse effect on the financial condition, results of operations or business of Ballston on a consolidated basis; the Permits are in full force and effect; Ballston and NV Bank are not aware of the existence of any material violation of any Permits nor has Ballston or NV Bank received written notice of any violations which would have a material adverse effect on the financial condition, results of operations or business of Ballston on a consolidated basis; and no proceeding is pending or, to the knowledge of Ballston and NV Bank, threatened to revoke or limit any Permit. Except as set forth in Schedule 3.1(l), neither Ballston nor NV Bank has entered into any agreements or written understandings with the Federal Reserve, the SCC, the FDIC or any other regulatory agency having authority over it. Neither Ballston nor NV Bank is subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected materially adversely to affect either the financial condition, results of operations, or business of Ballston on a consolidated basis.

     (m) Employee Benefit Plans.

         (1) Schedule 3.1(m) includes a correct and complete list of, and AANB has been furnished a true and correct copy of (or an accurate written description thereof in the case of oral agreements or arrangements) (A) all qualified pension and profit-sharing plans, all deferred compensation, consultant, severance, thrift, option, bonus and group insurance contracts and all other incentive, welfare and employee benefit plans, trust, annuity or other funding agreements, and all other agreements (including oral agreements) that are presently in effect, or have been approved prior to the date hereof, maintained for the benefit of employees or former employees of Ballston or NV Bank or the dependents or beneficiaries of any employee or former employee of Ballston or NV Bank, whether or not subject to ERISA (the "Employee Plans"), (B) the most recent actuarial and financial reports prepared or required to be prepared with respect to any Employee Plan, and (C) the most recent annual reports filed with any governmental agency, the most recent favorable determination letter issued by the Internal Revenue Service, and any open requests for rulings or determination letters, that pertain to any such qualified Employee Plan.
     Schedule 3.1(m) identifies each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each such plan is qualified.

         (2) Neither Ballston, NV Bank nor any employee pension benefit plan (as defined in Section 3(2) of ERISA (a "Pension Plan")) maintained or previously maintained by it, has incurred or is expected to incur any material liability to the Pension Benefit Guaranty Corporation ("PBGC"), or to the Internal Revenue Service ("IRS") or the Department of Labor with respect to any Pension Plan. There is not currently pending with the PBGC any filing with respect to under Section 4043 of ERISA nor has any reportable event occurred as to which a has not been made.



         (3) Full payment has been made (or proper accruals have been established) for all contributions which are required or for which benefits have accrued, for periods prior to the Closing Date, as defined in Section 6.1 hereof, under the terms of each Employee Plan, ERISA, or a collective bargaining agreement, no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan (including any Pension Plan previously maintained by Ballston or NV Bank), and except as set forth on
     Schedule 3.1(m), there is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any Pension Plan.

         (4) No Employee Plan is a "multiemployer plan" (as defined in Section 3(37) of ERISA). Neither Ballston nor NV Bank has incurred any material liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as defined in Section 3(37) of ERISA). Neither Ballston nor NV Bank has participated in or agreed to participate in, a multiemployer plan (as defined in Section 3(37) of ERISA).

          (5) All Employee Plans that are "employee benefit plans," as defined in Section 3(3) of ERISA, that are maintained by Ballston or NV Bank or previously maintained by Ballston or NV Bank comply and have been administered in compliance in all material respects with ERISA and all other applicable legal requirements, including the terms of such plans, collective bargaining agreements, annual reporting requirements of the IRS and the Department of Labor, and securities laws. Neither Ballston nor NV Bank has any material liability under any such plan that is not reflected in the Ballston Financial Statements or on Schedule 3.1(m) hereto.

          (6) Except as set forth on Schedule 3.1(m), no prohibited transaction has occurred with respect to any Employee Plan that is an "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Ballston or NV Bank or previously maintained by Ballston or NV Bank that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

          (7) Schedule 3.1(m) identifies each Employee Plan that is an "employee welfare benefit plan" (as defined in Section 3(l) of ERISA) and which is funded. The funding under each such plan does not exceed the limitations under Section 419A(b) or 419A(c) of the Code. Neither Ballston nor NV Bank is subject to taxation on the income of any such plan or any such plan previously maintained by Ballston or NV Bank.

          (8) Schedule 3.1(m) identifies the method of funding (including any individual accounting) for all post-retirement medical or life insurance benefits for the employees of Ballston and NV Bank. Schedule 3.1(m) also discloses the funded status of these Employee Plans.

          (9) Schedule 3.1(m) identifies each corporate owned life insurance policy, including any key man insurance policy and policy insuring the life of any current or former director or employee of Ballston or NV Bank, and indicates for each such policy, the face amount of coverage, cash surrender value, if any, and annual premiums.

          (10) No trade or business is, or has ever been, treated as a single employer with Ballston or NV Bank for employee benefit purposes under ERISA and the Code.

     (n) Insurance. All policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of Ballston or NV Bank are described on Schedule 3.1(n) and are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by Ballston and NV Bank. Neither Ballston nor NV Bank is in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. Neither Ballston nor NV Bank has received notice of cancellation or non-renewal of any such policy or binder. Neither Ballston nor NV Bank has knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. Neither Ballston nor NV Bank has knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered or reserved against (except to the extent of any applicable deductible) by the policies or binders referred to above. Neither Ballston nor NV Bank has received notice from any of its insurance carriers that any insurance premiums will be materially increased in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

     (o) Loan Portfolio. Each loan outstanding on the books of Ballston and NV Bank was made in the ordinary course of business, was not known to be uncollectible at the time it was made, accrues interest (except for loans recorded on NV Bank's books as non-accrual) in accordance with the terms of the loan, and with respect to loans originated by NV Bank was made in accordance with NV Bank's standard loan policies as in effect at the time the loan was negotiated except for loans to facilitate the sale of OREO or loans with renegotiated terms and conditions. The records of NV Bank regarding all loans outstanding and OREO owned by NV Bank are accurate in all material respects, and the risk classifications for loans outstanding are, in the best judgment of the management of Ballston, appropriate. The allowance for loan losses, as reflected in the Ballston Financial Statements, has been established in accordance with generally accepted accounting principles. In the best judgment of the management of Ballston, such reserves are adequate as of the date hereof and will be adequate as of the Effective Time of the Holding Company Merger to absorb all known and anticipated loan losses in the loan portfolio of NV Bank. Except as disclosed on Schedule 3.1(j)(4), the OREO included in any nonperforming asset of NV Bank is recorded at the lower of cost or fair value less estimated costs to sell based on independent appraisals that comply with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and Uniform Standards of Professional Appraisal Practice. Except as identified on Schedule 3.1(o), to the knowledge of the management of Ballston and NV Bank, each loan reflected as an asset on the Ballston Financial Statements is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other laws affecting issued depository institutions and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, and no defense, offset or counterclaim has been asserted with respect to any such loan, which if successful would have a material adverse effect on the financial condition, results of operation or business of Ballston on a consolidated basis.

     (p) Absence of Changes. Except as identified on Schedule 3.1(p), since December 31, 1996, there has not been any material adverse change in the aggregate assets or liabilities, earnings or business of Ballston, other than changes resulting from or attributable to (i) changes since such date in laws or regulations, generally accepted accounting principles or interpretations of either thereof that affect the banking or savings and loan industries generally,(ii) changes since such date in the general level of interest rates,
(iii) expenses since such date incurred in connection with the transactions contemplated by this Agreement, (iv) accruals and reserves by Ballston or NV Bank since such date pursuant to the terms of Section 4.8 hereof, or (v) any other accruals, reserves or expenses incurred by Ballston or NV Bank since such date and noted on Schedule 3.1(p). Since December 31, 1996, the business of Ballston has been conducted only in the ordinary course.

     (q) Brokers and Finders. Neither Ballston, NV Bank nor any of their officers, directors or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated herein.

     (r) Subsidiaries; Partnerships and Joint Ventures. Ballston has no other subsidiary, direct or indirect, other than NV Bank. Ballston owns, directly all of the issued and outstanding common stock of its subsidiary free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever and is not a party to any joint venture agreement or partnership except as set forth in Schedule 3.1(r).

     (s) Reports. Since January 1, 1993 Ballston and NV Bank (and any corporation merged into Ballston or NV Bank) have filed all material reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the FDIC, (ii) the Office of the Comptroller of the Currency ("OCC"), (iii) the Virginia Bureau of Financial Institutions (the "Virginia Bureau"), and (iv) any other governmental or regulatory authority or agency having jurisdiction over their operations. No such report or statement, or any amendments thereto, contains any statement which, at the time and in light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading.

     (t) Environmental Matters. For purposes of this subsection, the following terms shall have the indicated meaning:

         "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term "Environmental Law" includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

         "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or byproduct thereof, asbestos, radioactive material, and polychlorinated biphenyls.

         "Loan Portfolio Properties and Other Properties Owned" means those properties owned or operated by Ballston or NV Bank or any of their subsidiaries, provided, such properties serving as collateral for any loans made and retained by Ballston or NV Bank or for which Ballston or NV Bank serves in a trust relationship for the loans retained in portfolio shall be included within this definition only to the extent management of Ballston or NV Bank has actual knowledge of a violation of any Environmental Law with respect to any such property.

         Except as disclosed in Schedule 3.1(t), to the best knowledge of Ballston and NV Bank,

                (i) neither Ballston nor NV Bank is in violation of or liable under any Environmental Law;

                (ii) none of the Loan Portfolio Properties and Other Properties Owned is in violation of or liable under any Environmental Law; and

                (iii) there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties owned under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

     (u) Tax; Regulatory Matters. Ballston has not taken or agreed to take any action or has any knowledge of any fact or circumstance that would prevent the Holding Company Merger from qualifying as a reorganization within the meaning of
Section 368 of the Code, or that would materially impede or delay receipt of any approval referred to in Section 4.6.

     (v) Regulatory Approvals. Neither Ballston nor NV Bank knows of any reason why the approvals, consents and waivers of governmental authorities referred to in Sections 5.1(f) and 5.2(e) hereof should not be obtained on a timely basis without the imposition of any condition of the type referred to in Section 5.1(f) hereof.

     (w) Ballston Stock Buyback Program. Ballston does not have a stock buyback program, nor has any plans to commence a stock buyback program.

     (x) Disclosure. Except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of Ballston at any time to AANB, in connection with this Agreement, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by Ballston to AANB is or will be a true and complete copy of such document, unmodified except by another document delivered by Ballston.

     3.2. Representations and Warranties of AANB. AANB represents and warrants to Ballston and NV Bank as follows:

     (a) Organization, Standing and Power. AANB is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted to perform this Agreement and the Holding Company Plan of Merger and to effect the transactions contemplated hereby and thereby. AANB has delivered to Ballston complete and correct copies of its Certificate of Incorporation and all amendments thereto to the date hereof and its By-laws as amended to the date hereof. AANB is duly qualified to conduct business as a foreign corporation in each jurisdiction where it owns or leases real property or conducts business, except where the failure to be so qualified would not have a material adverse effect on the business, operations, earnings, prospects, assets or condition (financial or otherwise) of AANB.

     The Adams Bank is a national bank duly organized, validly existing and in good standing under the laws of the United States, in compliance in all material respects as to all statutes, rules and regulations thereunder including, but not limited to those promulgated by the OCC and any other relevant regulatory authority, and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. The Adams Bank has delivered to Ballston complete and correct copies of (i) the Charter and Articles of Association of Adams Bank and all amendments thereto to the date hereof and (ii) the Bylaws of Adams Bank as amended to the date hereof. Adams Bank is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

     (b)  Capital Structure.

          (1) AANB. The authorized capital stock of AANB consists of 5,000,000 shares of Common Stock, par value $0.01, of which 1,655,906 shares were issued and of which 1,651,226 shares were outstanding as of April 30, 1997. All of such issued and outstanding shares of AANB Stock were validly issued, fully paid and nonassessable at such date. Except as disclosed in the last proxy statement filed by AANB with the Securities and Exchange Commission (the "SEC"), AANB knows of no shareholder who owns more than 5% of the outstanding stock of AANB.

          (2) Subsidiary. The authorized capital stock of Subsidiary will consist of 1,000 shares of common stock, $5.00 par value, of which 100 shares will be issued and outstanding as of the Closing Date. All such issued and outstanding shares of common stock of Subsidiary will be validly issued, fully paid and nonassessable. AANB will own all of the issued and outstanding capital stock of Subsidiary free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever. Subsidiary will be organized solely to facilitate the acquisition of Ballston. Subsidiary will have no business operations prior to the Effective Time of the Holding Company Merger.

     (c) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of AANB; and this Agreement is a valid and binding obligation of AANB, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by AANB with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Certificate of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which AANB is a party, or by which it or any of its properties or assets may be bound or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to AANB or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, the rules of the NASDAQ National Market and regulations of the SEC, the Federal Reserve Board, the FDIC, and the SCC is required in connection with the execution and delivery by AANB of this Agreement or the consummation by AANB of the transactions contemplated hereby or by the Holding Company Plan of Merger.

     (d) Investments. All securities owned by AANB and Adams Bank of record and beneficially are free and clear of all mortgages, liens, pledges, encumbrances or any other restriction, whether contractual or statutory, which would materially impair the ability of AANB or Adams Bank freely to dispose of any such security at any time, except as noted on Schedule 3.2(d). Any securities owned of record by AANB or Adams Bank in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer thereof have been noted on such Schedule 3.2(d). There are no voting trusts or other agreements or undertakings of which AANB and Adams Bank is a party with respect to the voting of such securities. With respect to all repurchase agreements to which AANB and Adams Bank is a party, AANB or Adams Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

     (e) Financial Statements. Schedule 3.2(e) contains copies of the following consolidated financial statements of AANB (the "AANB Financial Statements"):

              (1) Consolidated Balance Sheets as of December 31, 1996 and 1995 (audited) and as of March 31, 1997 and 1996 (unaudited);

              (2) Consolidated Income Statements for each of the three years ended December 31, 1996, 1995, and 1994 (audited) and the three months ended March 31, 1997 and 1996 (unaudited);

              (3) Consolidated Statements of Changes in Shareholders' Equity for each of the three years ended December 31, 1996, 1995 and 1994 (audited) and the three months ended March 31, 1997 and 1996 (unaudited); and

              (4) Consolidated Statements of Cash Flows for each of the three years ended December 31, 1996, 1995 and 1994 (audited) and the three months ended March 31, 1997 and 1996 (unaudited).

Such consolidated financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated unless otherwise noted in the AANB Financial Statements. Each of such consolidated balance sheets, together with the notes thereto, presents fairly as of its date the financial condition and assets and liabilities of AANB. The consolidated income statements, statements of changes in shareholders' equity and statements of cash flows, together with the notes thereto, present fairly the results of operations, shareholders' equity and cash flows of AANB for the periods indicated in accordance with GAAP.

     (f) Absence of Undisclosed Liabilities. At March 31, 1997 and December
31, 1996 AANB and its consolidated subsidiary had no material obligations or liabilities, (contingent or otherwise) of any nature which were not reflected in the AANB Financial Statement as of such dates, or disclosed in the notes thereto, except for those which are disclosed in Schedules specifically referred to herein or which in the aggregate are immaterial.

     (g) Absence of Changes. Since the date of the financial statements contained in the most recent report filed with the SEC by AANB, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, earnings or business of AANB, other than changes resulting from or attributable to (i) changes since such date in laws or regulations, generally accepted accounting principles or interpretations of either thereof that affect the banking or savings and loan industries generally,
(ii) changes since such date in the general level of interest rates, and (iii) expenses since such date incurred in connection with the transactions contemplated by this Agreement. Since the date of the financial statements contained in the most recent report filed with the SEC by AANB, the business of AANB has been conducted only in the ordinary course, except as set forth on
Schedule 3.2(g).

     (h) Subsidiaries. AANB has or will have two subsidiaries, Adams Bank and Subsidiary. As of the Closing Date, such corporations will be duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as now being conducted in all material respects. As of the date hereof, AANB (other than in a fiduciary capacity) does not own directly or indirectly, or have any rights to acquire, any shares of Ballston Common Stock.

     (i) Reports. Since January 1, 1993, each of AANB and Adams Bank has filed all material reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the OCC, (iv) the SEC and (v) any other governmental or regulatory authority or agency having jurisdiction over their operations.

     (j) Additional Schedules Furnished to Ballston. In addition to any Schedules furnished to Ballston pursuant to other provisions of this Agreement, AANB has furnished to Ballston the following Schedules which are correct and complete as of the date hereof:

           (1) Certain Contracts. Schedule 3.2(j)(1) lists, with the exception of loans, all notes, bonds, mortgages, indentures, licenses, lease agreements and other contracts and obligations to which AANB or Adams Bank is an indebted party or a lessee, licensee or obligee as of the date hereof except for those entered into by AANB or Adams Bank in the ordinary course of its business consistent with its prior practice and that do not involve an amount remaining greater than $75,000.

           (2) Real Estate. Schedule 3.2(j)(2) describes, as of the date hereof, all interests in real property owned, leased or otherwise claimed by AANB and Adams Bank, including OREO, if any.

           (3) Affiliates. The names and number of shares of AANB Stock owned as of the date hereof beneficially or of record by any persons AANB considered to be affiliates of AANB ("AANB Affiliates") have been previously publicly disclosed in the filings before the SEC as that term is defined for purposes of Rule 145 under the 1933 Act.

     (k) Tax Matters. AANB, and all other corporations that are members of the same "affiliated group," as defined in Section 1504(a)(1) of the Code, for which AANB is the common parent (collectively, the "AANB Group") has filed or caused to be filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for it before the Effective Time of the Holding Company Merger. Each member of the AANB Group has paid or made adequate provision for or (with respect to returns or reports not yet filed) before the Effective Time of the Holding Company Merger will pay or make adequate provision for all taxes, additions to tax, penalties, and interest ("Taxes") for all periods covered by those returns or reports. The consolidated balance sheets contained in the AANB Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of the members of the AANB Group for all accrued Taxes in accordance with GAAP. For periods ending after December 31, 1996, the books and records of each member of the AANB Group fully and properly reflect its liability for all accrued Taxes in accordance with GAAP. Except as disclosed in Schedule 3.2(k), no member of the AANB Group has granted (nor is it subject to) any waiver of the period of limitations for the assessment of tax for any currently open taxable period, and no unpaid tax deficiency has been asserted in writing against or with respect to any member of the AANB Group by any taxing authority, and there is no currently pending examination for which written notice thereof has been received by a member of the AANB Group or other administrative proceeding or judicial proceeding relating to any tax (including any refund thereof) of any member of the AANB Group.

    (l) Property. AANB and its subsidiary own (or enjoy use of under capital leases) all property reflected on the AANB Financial Statements as of April 30, 1997 and December 31, 1996 as being owned by them (except property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in such AANB Financial Statements or the notes thereto, liens for current taxes not yet due and payable, any unfiled mechanic's liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or otherwise would materially impair AANB's consolidated business operations. The leases relating to leased property are fairly reflected in such AANB Financial Statements.

     All property and assets material to the business or operations of AANB and Adams Bank are in substantially good operating condition and repair, and such property and assets are adequate for the business and operations of AANB and Adams Bank.

     (m) Agreements in Force and Effect. All material contracts, agreements, plans, leases, policies and licenses of AANB and Adams Bank are valid and in full force and effect; and AANB and Adams Bank have not breached any material provision of, or are in default in any material respect under the terms of, any such contract, agreement, lease, policy or license, the effect of which breach or default would have a material adverse effect upon the financial condition, results of operations or business of AANB and Adams Bank taken as a whole.

     (n) Legal Proceedings; Compliance with Laws. There is no legal, administrative, arbitration or other proceeding or governmental investigation pending, or, to the knowledge of AANB's management, threatened or probable of assertion which, if decided adversely, would have a material adverse effect on the financial condition, results of operations, business or prospects of AANB on a consolidated basis. AANB and Adams Bank have complied with any laws, ordinances, requirements, regulations or orders applicable to their respective businesses, except where noncompliance would not have a material adverse effect on the financial condition, results of operations, business or prospects of AANB on a consolidated basis. AANB and Adams Bank have all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body that are necessary for the conduct of the respective businesses of AANB and Adams Bank and the absence of which would have a material adverse effect on the financial condition, results of operations, business or prospects of AANB on a consolidated basis; the Permits are in full force and effect; AANB is not aware of any material violations that are or have been recorded in respect of any Permit nor has AANB or Adams Bank received notice of any violations; and no proceeding is pending or, to the knowledge of AANB, threatened to revoke or limit any Permit. Neither AANB nor Adams Bank are subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected to materially adversely affect, the financial condition, results of operations, business or prospects of AANB on a consolidated basis. Except as set forth in Schedule 3.2(n), neither AANB nor Adams Bank has entered into any agreements or written understandings with the Federal Reserve, the SCC, the FDIC or any other regulatory agency having authority over it. Neither AANB nor Adams Bank is subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected materially adversely to affect either the financial condition, results of operations, or business of AANB on a consolidated basis.

     (o) Loan Portfolio. Each loan outstanding on the books of AANB and Adams Bank was made in the ordinary course of business, was not known to be uncollectible at the time it was made, accrues interest (except for loans recorded on Adams Bank's books as non-accrual) in accordance with the terms of the loan, and with respect to loans originated by Adams Bank was made in accordance with Adams Bank's standard loan policies as in effect at the time the loan was negotiated. The records of Adams Bank regarding all loans outstanding are accurate in all material respects, and the risk classifications for loans outstanding are, in the best judgment of the management of AANB, appropriate. The allowance for loan losses, as reflected in the AANB Financial Statements, has been established in accordance with generally accepted accounting principles. In the best judgment of the management of AANB, such reserves are adequate as of the date hereof and will be adequate as of the Effective Time of the Holding Company Merger to absorb all known and anticipated loan losses in the loan portfolio of Adams Bank. Except as identified on
Schedule 3.2(o), to the knowledge of the management of AANB and Adams Bank, each loan reflected as an asset on the AANB Financial Statements is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other laws affecting issued depository institutions and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, and no defense, offset or counterclaim has been asserted with respect to any such loan, which if successful would have a material adverse effect on the financial condition, results of operation or business of AANB on a consolidated basis.

     (p)  Employee Benefit Plans.

          (1) Neither AANB nor Adams Bank nor any employee benefit pension plan (as defined in Section 3(2) of ERISA (a "Pension Plan")) maintained by it, has incurred any material liability to the PBGC or to the Internal Revenue Service with respect to any Pension Plan, deferred compensation, consultant, severance, thrift, option, bonus and group insurance contract or any other incentive, welfare and employee benefit plan and agreement presently in effect, or approved prior to the date hereof, for the benefit of employees or former employees of AANB and Adams Bank or the dependents or beneficiaries of any employee or former employee of AANB or any subsidiary (the "AANB Employee Plans"). There is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made.

          (2) Full payment has been made (or proper accruals have been established) of all contributions which are required or for which benefits have accrued for periods prior to the Closing Date under the terms of each AANB Employee Plan, ERISA, or a collective bargaining agreement, and no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan (including any Pension Plan presently maintained by AANB or Adams Bank) and there is no "unfunded current liability" with respect to any Pension Plan .

          (3) No AANB Employee Plan is a "multiemployer plan" (as defined in Section 3(37) of ERISA). AANB and Adams Bank has not incurred any material liability under Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as defined in Section 3(37) of ERISA). AANB and Adams Bank has not participated in or agreed to participate in, a multiemployer plan (as-defined in-Section 3(37) of ERISA).

          (4) All "employee benefit plans," as defined in Section 3(3) of ERISA, that are maintained by AANB or Adams Bank comply and have been administered in compliance in all material respects with ERISA and all other applicable legal requirements, including the terms of such plans, collective bargaining agreements, annual reporting requirements of the IRS or the Department of Labor, and securities laws. Neither AANB nor Adams Bank has any material liability under any such plan that is not reflected in the AANB Financial Statements.

          (5) No prohibited transaction has occurred with respect to any "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by AANB or Adams Bank that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

     (q) Regulatory Approvals. AANB knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Sections 5.1(f) and 5.2(e) hereof should not be obtained on a timely basis without the imposition of any condition of the type referred to in Section 5.1(f) hereof.

     (r) Disclosure. Except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of AANB at any time to Ballston, in connection with this Agreement when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by AANB to Ballston is or will be a true and complete copy of such document, unmodified except by another document delivered by AANB.

     (s) Tax; Regulatory Matters. AANB has not taken or agreed to take any action or has any knowledge of any fact or circumstance that would prevent the Holding Company Merger from qualifying as a reorganization within the meaning of
Section 368 of the Code or that would materially impede or delay receipt of any approval referred to in Section 4.6.

     (t) Environmental Matters. For purposes of this subsection, the following terms shall have the indicated meaning:

         "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment

     (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term "Environmental Law" includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

         "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or byproduct thereof, asbestos, radioactive material, and polychlorinated biphenyls.

         "Loan Portfolio Properties and Other Properties Owned" means those properties owned or operated by AANB or Adams Bank or any of their subsidiaries, provided, such properties serving as collateral for any loans made and retained by AANB or Adams Bank or for which AANB or Adams Bank serves in a trust relationship for the loans retained in portfolio shall be included within this definition only to the extent management of AANB or Adams Bank has actual knowledge of a violation of any Environmental Law with respect to any such property.

         Except as disclosed in Schedule 3.2(t), to the best knowledge of AANB and Adams Bank,

             (i) neither AANB nor Adams Bank is in violation of or liable under any Environmental Law;

             (ii) none of the Loan Portfolio Properties and Other Properties Owned is in violation of or liable under any Environmental Law; and

             (iii) there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties owned under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

                                  ARTICLE IV

                       Conduct and Transactions Prior to
                         Effective Time of the Merger

     4.1. Access to Records and Properties of AANB, Ballston and NV Bank; Confidentiality. Between the date of this Agreement and the Effective Time of the Holding Company Merger, AANB on the one hand, and each of Ballston and NV Bank on the other, agree to give to the other reasonable access to all the premises and books and records (including tax returns filed and those in preparation) of it and its subsidiaries and to cause its officers to furnish the other with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the representations and warranties set forth herein, preparing the Registration Statement (as defined in Section 4.2) and applicable regulatory filings (as set forth in Section 4.6), and preparing unaudited financial statements of Ballston as of a date prior to the Effective Time of the Holding Company Merger in order to facilitate AANB's performance of its post-Closing Date financial reporting requirements; provided, however, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the respective business of the other. AANB and Ballston shall each maintain the confidentiality of all confidential information furnished to it by the other party hereto concerning the business, operations, and financial condition of the party furnishing such information, and shall not use any such information except in furtherance of the Holding Company Merger. If this Agreement is terminated, each party hereto shall promptly return all documents and copies of, and all workpapers containing, confidential information received from the other party hereto. The obligations of confidentiality under this Section 4.1 shall survive any such termination of this Agreement and shall remain in effect, except to the extent that (a) one party shall have directly or indirectly acquired the assets and business of the other party; (b) as to any particular confidential information with respect to one party, such information
(i) shall become generally available to the public other than as a result of an unauthorized disclosure by the other party or (ii) was available to the other party on a nonconfidential basis prior to its disclosure by the first party; (c) disclosure by any party is required by subpoena or order of a court of competent jurisdiction or by order of a regulatory authority of competent jurisdiction; or
(d) disclosure is required by the SEC or federal or state bank regulatory authorities in connection with the transactions contemplated by this Agreement, provided that the disclosing party has, prior to such disclosure, advised the other party of the circumstances necessitating such disclosure and have reached mutually agreeable arrangements relating to such disclosure.

     4.2. Registration Statement, Proxy Statement, Shareholder Approval. Ballston and AANB will duly call and will hold meetings of their respective shareholders for the purpose of approving, in the case of Ballston, the Holding Company Merger and, in the case of AANB, the issuance of AANB Common Stock in the Holding Company Merger and will comply fully with the provisions of the 1933 Act and the Securities Exchange Act of 1934 (the "1934 Act") and the rules and regulations of the SEC under such acts to the extent applicable, and their respective Certificates of

Incorporation and Bylaws relating to the call and holding of meetings of shareholders for such purpose. Subject to their fiduciary duties to shareholders, the boards of directors of Ballston and AANB will recommend to and actively encourage their respective shareholders that they vote in favor of, in the case of Ballston, the Holding Company Merger and, in the case of AANB, the issuance of AANB Common Stock and the payment of cash set forth as the Exchange Price in the Holding Company Merger. If, in the case of AANB, the fairness opinion received from Baxter Fentriss and Company on the date hereof, or in the case of Ballston, the fairness opinion received from Danielson Associates Inc. on the date hereof is withdrawn, the board of directors of the party with respect to which such fairness opinion has been withdrawn may, in its discretion, submit the matters described in this Section 4.2 for shareholder approval without a recommendation from the board of directors. AANB and Ballston will jointly prepare the joint proxy statement prospectus to be used in connection with such meetings (the "Proxy Statement Prospectus") and AANB will prepare and file with the SEC a Registration Statement on Form S-4 (the "Registration Statement"), of which such Proxy Statement Prospectus shall be a part, and will use its best efforts promptly to have the Registration Statement declared effective. In connection with the foregoing, AANB will comply with the requirements of the 1933 Act, the 1934 Act, the rules and regulations of the SEC under such acts and the NASDAQ Stock Market with respect to the offering and sale of AANB Common Stock in connection with the Holding Company Merger and with all applicable state Blue Sky and securities laws. The notices of such meetings and the Proxy Statement Prospectus shall not be mailed to AANB or Ballston shareholders until the Registration Statement shall have become effective under the 1933 Act. Ballston covenants that none of the information supplied by Ballston, and AANB covenants that none of the information supplied by AANB, in the Proxy Statement Prospectus will, at the time of the mailing of the Proxy Statement Prospectus to AANB and Ballston shareholders, contain any untrue statement of a material fact nor will any such information omit any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; and at all times subsequent to the time of the mailing of the Proxy Statement Prospectus, up to and including the date of the meetings of AANB and Ballston shareholders to which the Proxy Statement Prospectus relates, none of such information in the Proxy Statement Prospectus, as amended or supplemented, will contain an untrue statement of a material fact or omit any material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

     Ballston, as the sole shareholder of NV Bank, and AANB, as the sole shareholder of Subsidiary, hereby approve this Agreement.

     4.3. Operation of the Business of Ballston, NV Bank and AANB.

          (a) Operation of the Business of Ballston and NV Bank. Ballston and NV Bank agree that from the date of this Agreement to the Effective Time of the Holding Company Merger, they will operate, their respective businesses substantially as presently operated and, only in the ordinary course and in general conformity with applicable laws and regulations, and, consistent with such operation, they will use their best efforts to preserve intact their present business organizations and relationships with persons having business dealings with them, provided that nothing in this Agreement shall require Ballston or NV Bank to replace departed officers who occupied positions of senior vice president or above. Without limiting the generality of the foregoing, Ballston and NV Bank agree that they will not, without prior written notice to AANB, and with respect to clauses (i)--with respect to increases in compensation, (ii),
     (vi), (vii), (xvii) and (xviii), without AANB's prior written consent, unless required by regulatory authorities, (i) make any change in the salaries, bonuses or title of any officer or any other employee, other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to AANB; (ii) enter into any bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment, severance or consulting agreement or increase benefits under existing plans and agreements, provided that nothing in this Agreement shall prevent NV Bank from extending any existing employment agreement until no later than the Effective Date; (iii) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (iv) amend its Certificate or Articles of Incorporation or Bylaws except as set forth in that certain memorandum of Brian D. Alprin to Robert F. Kelleher dated May 15, 1997, a copy of which has been provided to AANB; (v) issue or contract to issue any shares of Ballston capital stock or securities exchangeable for or convertible into capital stock except shares of Ballston Common Stock issuable pursuant to Ballston Options outstanding as of April 30, 1997, pursuant to the Option Agreement; (vi) purchase any shares of Ballston capital stock; (vii) enter into or assume any material contract or obligation, except in the ordinary course of business; (viii) other than as provided in (a) below with respect to the workout of nonperforming assets, waive, release, compromise or assign any right or claim involving $25,000 or more without compliance with NV Bank credit policies; (ix) propose or take any other action designed to make any representation or warranty in Section 3.1 hereof untrue; (x) introduce any material new products or services or change the rate of interest on any deposit instrument to more than 25 basis points higher than the average interest rate of Community Bank of Northern Virginia, F&M Bank of Northern Virginia, George Mason Bank, Tysons National Bank, andVirginia Commerce Bank for comparable deposit instruments; (xi) make any material change in policies respecting extensions of credit or loan charge offs; (xii) change in any material respect reserve requirement policies; (xiii) change securities portfolio policies in any material respect; (xiv) acquire a policy or enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $5,000 or more; (xv) propose or take any action with respect to the closing of any branches; (xvi) amend the terms of the Ballston Option Agreement or any other stock based compensation plan for employees or directors; (xvii) amend the terms of any written severance or employment agreements; or (xviii) make any change in any tax election or material accounting method or system of internal accounting controls, except as may be appropriate to conform to any change in regulatory accounting requirements or generally accepted accounting principles.

     Ballston and NV Bank further agree that, between the date of this Agreement and the Effective Time of the Holding Company Merger, they will consult with AANB regarding all actions described in the immediately preceding paragraph, that all loans by Ballston or NV Bank will be approved by Fred A. Burroughs or Robert F. Kelleher, within their now existing loan authority, and (A) loan portfolio management, including management and work out of nonperforming assets, and credit review and approval procedures, including notice of any new loans in excess of $25,000 and as to a renewal of a loan existing as of the date hereof, in excess of $50,000 shall be submitted to a designee of AANB who shall provide comments thereto within one (1) business day following receipt of documentation thereon and a representative of AANB shall have a right to attend loan committee meetings, and (B) securities portfolio and funds management, including management of interest rate risk, including notice of changes in investments, to such member of the AANB Treasury Department as shall be designated by AANB from time to time.

          (b) Conduct of the Business of AANB. AANB agrees that, except as expressly permitted by this Agreement or otherwise consented to in writing by Ballston, during the period from the date hereof to the Effective Time:

                    (i) AANB will and will cause its subsidiaries to conduct
              their respective operations substantially as presently operated and only in the ordinary course of business consistent with past practice and in general conformity with applicable laws and regulations, and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them; and

                    (ii) AANB shall not, and shall not permit its subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of AANB or Ballston to obtain any necessary approvals, consents or waivers of any governmental entity required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

     4.4. No Solicitation. Unless and until this Agreement shall have been terminated pursuant to its terms, neither Ballston, NV Bank nor any of their executive officers, directors, representatives, agents or affiliates shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations (with any person other than AANB) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving Ballston or NV Bank or, subject to their fiduciary duties to shareholders (a) disclose, directly or indirectly, any information not customarily disclosed to the public concerning Ballston or NV Bank, (b) afford to any other person access to the properties, books or records of Ballston or NV Bank or otherwise assist any person preparing to make or who has made such an offer, or (c) enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of significant amount of assets.

     4.5. Dividends. Ballston agrees that subsequent to March 31, 1997 and until the Effective Time of the Holding Company Merger, it will declare cash dividends consistent (in terms of amount and timing of record and payment dates) with its practice in effect in the first quarter of 1997.

     4.6. Regulatory Filings; Best Efforts. AANB and Ballston shall jointly prepare all regulatory filings required to consummate the transactions contemplated by the Agreement and the Plan of Merger and submit the filings for approval with the Federal Reserve Board, the FDIC, the SCC and the Virginia Bureau as soon as practicable after the date hereof. AANB and Ballston shall use their best efforts to obtain approvals of such filings.

     4.7. Public Announcements. Each party will consult with the other before issuing any press release or calling a news conference with respect to the Holding Company Merger and shall not issue any press release or call a news conference prior to such consultations and approval of the other party, which approval shall not be unreasonably withheld, except as may be required by law.

     4.8. Operating Synergies; Conformance to Reserve Policies, Etc. Between the date hereof and the Effective Time of the Holding Company Merger, Ballston and NV Bank's management will work with AANB in an effort to achieve appropriate operating efficiencies following the Closing Date. Subject to Ballston approval, which will not be unreasonably withheld, AANB notification to NV Bank's customers and AANB's direct contact with customers will commence following receipt of Federal Reserve Board and SCC approval but not earlier than 45 days prior to the Closing Date. At the request of AANB and upon receipt by Ballston and NV Bank of written confirmation from AANB that there are no conditions to the obligations of AANB under this Agreement set forth in Article V which they believe will not be fulfilled so as to permit them to consummate the Holding Company Merger and the other transactions contemplated hereby, not earlier than three days prior to the Effective Time of the Holding Company Merger Ballston shall establish such additional accruals, reserves and charge offs, through appropriate entries in its accounting books and records, provided such adjustments are in accordance with GAAP and applicable law and regulation as may be necessary to conform Ballston's accounting and credit loss reserve practices and methods to those of Adams Bank (as such practices and methods are to be applied from and after the Effective Time of the Holding Company Merger) and to AANB' plans with respect to the conduct of the business of Ballston and NV Bank following the Transaction, and prior to payment of any costs and expenses relating to the consummation by Ballston and NV Bank of the Holding Company Merger and the other transactions contemplated hereby. Any such accruals, reserves and charge offs shall not be deemed to cause any representation and warranty of Ballston and NV Bank to be untrue or inaccurate as of the Effective Time of the Holding Company Merger and, anything in this Agreement to the contrary notwithstanding, will not cause a reduction in the Exchange Price except if the accruals, reserves or charge-offs are required pursuant to Section
4.13 hereof.

     4.9. Agreement as to Efforts to Consummate. Subject to action taken by the Board of Directors of Ballston pursuant to or as a result of the exception clause to the first sentence of Section 4.4 hereof and to the other terms and conditions of this Agreement, each of AANB and Ballston agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated herein. Each of AANB and Ballston shall use its best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     4.10. Adverse Changes in Condition. AANB and Ballston each agrees to give written notice promptly to the other concerning any event or circumstance which would cause or constitute a breach of any of the representations, warranties or covenants of such party contained herein. Each of AANB and Ballston shall use its best efforts to prevent or promptly to remedy the same.

     4.11. Updating of Schedules. Ballston shall notify AANB, and AANB shall notify Ballston, of any changes, additions or events which may cause any change in or addition to any Schedules delivered by it under this Agreement, promptly after the occurrence of same and at the Closing Date by delivery of updates of all Schedules, including future quarterly and annual Ballston and AANB financial statements. No notification made pursuant to this Section 4.11 shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Schedule unless AANB or Ballston, as the case may be, specifically agree thereto in writing, nor shall any such notification be considered to constitute or give rise to a waiver by Ballston or NV Bank on the one hand, or AANB on the other hand, of any condition set forth in this Agreement.

     4.12. Transactions in AANB Common Stock. Ballston or NV Bank will not, directly or indirectly, purchase, publicly sell or publicly acquire any shares of AANB Common Stock, or take any other action which has or may have any effect on the market for the shares of AANB Common Stock on any trading day when the Average Closing Price of AANB Common Stock is being calculated as provided in
Section 2.1(c) or during the twenty-one trading days before the Closing Date.

     AANB will not institute or maintain a stock repurchase program other than in accordance with Rule 10b-18 under the 1934 Act during the twenty-one trading days before the Closing Date or take any action in contravention of Regulation M under the 1934 Act.

     4.13. Accruals and Accounting Adjustments. Ballston and NV Bank will each make such additional accruals, reserves and charge-offs through appropriate entries in its accounting books and records as may be required by applicable provisions of GAAP prior to the Closing Date.


                                   ARTICLE V

                             Conditions of Merger

     5.1. Conditions of Obligations of AANB. The obligations of AANB to perform this Agreement are subject to the satisfaction at or prior to the Effective Time of the Merger of the following conditions unless waived by AANB.

          (a) Representations and Warranties; Performance of Obligations. The representations and warranties of Ballston and NV Bank set forth in Section
     3.1 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Holding Company Merger as though made on and as of the Effective Time of the Holding Company Merger (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date); Ballston and NV Bank shall have in all material respects performed all obligations required to be performed by them and satisfied all conditions required to be satisfied by them under this Agreement prior to the Effective Time of the Merger; and AANB shall have received a certificate signed by the Chief Executive Officer and by the Chief Financial Officer of Ballston and NV Bank, which may be to their best knowledge after due inquiry, to such effects.

          (b) Authorization of Transaction. All action necessary to authorize the execution, delivery and performance of this Agreement by Ballston and NV Bank and the consummation of the transactions contemplated herein (including the shareholder action referred to in Section 4.2) shall have been duly and validly taken by the Boards of Directors of Ballston and NV Bank and by the shareholders of Ballston, and Ballston shall have full power and right to be acquired by Subsidiary by merger on the terms provided herein.

          (c) Opinion of Counsel. AANB shall have received an Opinion of Duane, Morris & Heckscher LLP, counsel to Ballston and NV Bank, dated the Closing Date and satisfactory in form and substance to counsel to AANB, in the form attached hereto as Exhibit B.
                        ---------
          (d) The Registration Statement. The Registration Statement shall be effective under the 1933 Act and AANB shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the AANB Common Stock in connection with the Holding Company Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

          (e) Tax Opinion. AANB shall have received, in form and substance satisfactory to it, an opinion of Hazel & Thomas, P.C. dated as of the Closing Date to the effect that, for federal income tax purposes, the Holding Company Merger will qualify as a "reorganization" under Section 368(a) of the Code, and no taxable gain will be recognized by AANB, Subsidiary or Ballston in the Holding Company Merger (i) upon the transfer of Ballston's assets to Subsidiary in exchange for AANB Common Stock and cash and the assumption of Ballston liabilities or (ii) upon the distribution of AANB Common Stock and cash to Ballston's shareholders. The opinion may be based on assumptions, representations made by officers of AANB and Ballston to Hazel & Thomas, P.C., and may contain qualifications appropriate to its subject matter.

          (f) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit AANB to consummate the Holding Company Merger and to pay the Exchange Price to Ballston shareholders shall have been received and shall have contained no conditions deemed in good faith to be materially disadvantageous by AANB.


          (g) Affiliate Letters. Ballston shall have employed its best efforts to procure, within 60 days of the date hereof, from each shareholder of Ballston who is a Ballston Affiliate, a commitment and undertaking in the form of Exhibit C to the effect that (1) such shareholder will dispose of
            ----------
     the shares of AANB Common Stock received by him in connection with the Holding Company Merger only in accordance with the provisions of paragraph
     (d) of Rule 145 under the 1933 Act; and (2) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

          (h) NASDAQ Listing. Shares of AANB Common Stock to be issued in the Holding Company Merger shall have been approved for listing and transfer, upon notice of issuance, on the NASDAQ.

          (i) AANB Shareholder Approval. The holders of the requisite majority of AANB Common Stock shall have approved the Holding Company Merger.

          (j) Acceptance by AANB Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to counsel for AANB.

     5.2. Conditions of Obligations of Ballston and NV Bank. The obligations of Ballston and NV Bank to perform this Agreement are subject to the satisfaction at or prior to the Effective Time of the Holding Company Merger of the following conditions unless waived by Ballston and NV Bank:

          (a) Representations and Warranties; Performance of Obligations. The representations and warranties of AANB set forth in Section 3.2 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Holding Company Merger as though made on and as of the Effective Time of the Holding Company Merger (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date); AANB shall have in all material respects performed all obligations required to be performed by it and satisfied all conditions required to be satisfied by it under this Agreement prior to the Effective Time of the Holding Company Merger; and Ballston and NV Bank shall have received a certificate signed by the Chief Executive Officer and by the Chief Financial Officer of AANB, which may be to their best knowledge after due inquiry, to such effects.

          (b) Authorization of Transaction. All action necessary to authorize the execution, delivery and performance of this Agreement by AANB and Subsidiary and the consummation of the transactions contemplated herein (including the shareholders' action referred to in Section 4.2) shall have been duly and validly taken by the Board of Directors of AANB and by the shareholders of AANB and Subsidiary, and Subsidiary shall have full power and right to merge Ballston into Subsidiary on the terms provided herein.

          (c) Opinion of Counsel. Ballston and NV Bank shall have received an opinion of Hazel & Thomas, P.C., counsel to AANB, dated the Closing Date and satisfactory in form and substance to counsel to Ballston and NV Bank, in the form attached hereto as Exhibit D.
                                    ---------
          (d) The Registration Statement. The Registration Statement shall be effective under the 1933 Act and AANB shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the AANB Common Stock in connection with the Holding Company Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

          (e) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit Ballston to consummate the Holding Company Merger and to permit AANB to issue AANB Common Stock and to pay cash to Ballston shareholders shall have been received.

          (f) Tax Opinion. Ballston shall have received, in form and substance satisfactory to it, an opinion of Duane, Morris & Heckscher LLP dated as of the Closing Date to the effect that, for federal income tax purposes, (i) the Holding Company Merger will qualify as a "reorganization" under Section 368(a) of the Code; (ii) no gain or loss will be recognized by a shareholder of Ballston upon the exchange of Ballston Common Stock solely for AANB Common Stock; (iii) any gain realized by a shareholder of Ballston who receives AANB Common Stock and cash (excluding any cash received in lieu of a fractional share of AANB Common Stock) in exchange for Ballston Common Stock will be recognized in an amount not in excess of the amount of the cash received (excluding any cash received in lieu of a fractional share of AANB Common Stock), that gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized; (iv) the basis of AANB Common Stock received by a shareholder of Ballston (including any fractional share of AANB Common Stock to which that shareholder may be entitled) will be the same as the basis of the Ballston Common Stock exchanged therefor, decreased by the amount of cash received, if any (excluding any cash received in lieu of a fractional share of AANB Common Stock), and increased by the amount of gain, if any, recognized on the exchange; (v) the holding period of AANB Common Stock received by a shareholder of Ballston (including any fractional share of AANB Common Stock to which that shareholder may be entitled) will include the holding period of the Ballston Common Stock exchanged therefor, provided the Ballston Common Stock is held as a capital asset by the shareholder at the Effective Time of the Holding Company Merger; (vi) a shareholder of Ballston who receives cash in lieu of a fractional share of AANB Common Stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder; (vii) cash received by a shareholder of Ballston who has elected pursuant to a Cash Election to receive only cash and has received only cash will be treated as a distribution in redemption of the Ballston Common Stock held by that shareholder, subject to the provisions and limitations of Section 302 of the Code; and (viii) cash received by a shareholder of Ballston who has perfected Dissenters' Rights as to his or her Ballston Common stock will be treated as a distribution in redemption of such shares, subject to the provisions and limitations of
     Section 302 of the Code. The opinion may be based on assumptions, representations made by officers of AANB and Ballston to Duane, Morris & Heckscher LLP and may contain qualifications appropriate to its subject matter.

          (g) NASDAQ Listing. Shares of AANB Common Stock to be issued in the Holding Company Merger shall have been approved for listing, upon notice of issuance, on NASDAQ.

          (h) Ballston Shareholder Approval. The holders of the requisite majority of Ballston Common Stock shall have approved the Holding Company Merger.

          (i) Acceptance by Ballston's Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be acceptable to counsel for Ballston.


                                  ARTICLE VI

                         Closing Date; Effective Time

     6.1. Closing Date. Unless another date or place is agreed to in writing by the parties, the closing of the transactions contemplated in this Agreement shall take place at the offices of Hazel & Thomas, P.C., 3110 Fairview Park Drive, Suite 1400, Falls Church, Virginia 22042, at 10:00 o'clock A.M., local time, on a Friday which shall be the first Friday following the satisfaction of all conditions precedent to the Closing; provided, that the date so designated shall not be earlier than 15 days after Federal Reserve Board approval (the "Closing Date"). The parties agree to use their best efforts to make the Merger effective on or before October 31, 1997.

     6.2. Filings at Closing. Subject to the provisions of Article V, at the Closing Date, AANB shall cause a Certificate of Merger relating to the Holding Company Merger to be filed in accordance with the Delaware General Corporation Law and Articles of Merger relating to the Holding Company Plan of Merger to be filed in accordance with the Commonwealth of Virginia, the rules and regulations of the Maryland Department and the Virginia Bureau, and each of AANB and Ballston shall take any and all lawful actions to cause the Holding Company Merger to become effective.

     6.3. Effective Time. Subject to the terms and conditions set forth herein, including receipt of all required regulatory approvals, the Holding Company Merger shall become effective at the time the Certificate of Merger filed with the Delaware Secretary of State and the Articles of Merger filed with the Commonwealth of Virginia are made effective (the "Effective Time of the Holding Company Merger").

                                  ARTICLE VII

                   Termination; Survival of Representations,
                Warranties and Covenants; Waiver and Amendment

     7.1. Termination. This Agreement shall be terminated, and the Transaction abandoned, if the shareholders of AANB or Ballston shall at a duly called meeting convened for such purpose failed to give the approval required by
Section 4.2. Notwithstanding such approval by such shareholders, this Agreement may be terminated at any time prior to the Effective Time of the Holding Company Merger, by:

          (a) The mutual consent of AANB and Ballston, as expressed by their respective Boards of Directors;

          (b) Either AANB on the one hand or Ballston on the other hand, as expressed by their respective Boards of Directors, if the Holding Company Merger has not occurred by December 31, 1997, provided that the failure of the Holding Company Merger to so occur shall not be due to a willful breach of any representation, warranty, covenant or agreement by the party seeking to terminate this Agreement;

          (c) AANB in writing authorized by its Board of Directors if Ballston or NV Bank has, or by Ballston in writing authorized by its Board of Directors, if AANB has, in any material respect, breached (i) any covenant or agreement contained herein, or (ii) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that it is understood and agreed that either party may terminate this Agreement on the basis of any such material breach of any representation or warranty which is not cured within 30 days of written notice thereof contained herein notwithstanding any qualification therein relating to the knowledge of the other party;

          (d) Either AANB on the one hand or Ballston on the other hand, as expressed by their respective Boards of Directors, in the event that any of the conditions precedent to the obligations of such parties to consummate the Holding Company Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that no party shall be entitled to terminate this Agreement pursuant to this subparagraph (d) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date shall be appropriately postponed;

          (e) Ballston, if the Board of Directors of Ballston shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger has become inadvisable or impracticable by reason of the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Transaction or to obtain other relief in connection with this Agreement;

          (f) AANB, if the Board of Directors of AANB shall have determined in its sole discretion, exercised in good faith, that the Holding Company Merger, has become inadvisable or impracticable by reason of the institution of any litigation, proceeding or investigation (including under federal antitrust laws) to restrain or prohibit the consummation of the Transaction or to obtain other relief in connection with this Agreement;

          (g) AANB or Ballston, if the Federal Reserve Board, the FDIC or the SCC deny approval of the Transaction and the time period for all appeals or requests for reconsideration has run;

          (h) AANB or Ballston, by action of its Board of Directors, as the case may be, if the conditions to the exercise of termination rights granted to that party by Paragraph 2.1(d) are met.

     7.2. Effect of Termination. In the event of the termination and abandonment of this Agreement and the Holding Company Merger pursuant to Section 7.1, this Agreement, other than the provisions of Sections 4.1 (last three sentences) and 9.1, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, provided that nothing contained in this Section 7.2 shall relieve any party from liability for any willful breach of this Agreement.

     7.3. Survival of Representations, Warranties and Covenants. The respective representations and warranties of AANB, Ballston and NV Bank contained herein shall expire with, and be terminated and extinguished by, the effectiveness of the Holding Company Merger and shall not survive the Effective Time of the Holding Company Merger.

     7.4. Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof and this Agreement may be amended or supplemented by written instructions duly executed by all parties hereto at any time, whether before or after the meeting of AANB's or Ballston's shareholders referred to in Section 4.2 hereof, excepting statutory requirements and requisite approvals of shareholders and regulatory authorities, provided that any such amendment or waiver executed after shareholders of AANB or Ballston have approved this Agreement and the Holding Company Plan of Merger shall not modify either the amount or form of the consideration to be received by such Ballston shareholders for their shares of Ballston Common Stock or otherwise materially adversely affect such shareholders without their approval.

                                 ARTICLE VIII

                      Additional Covenants and Agreements

     8.1. Indemnification of Ballston and NV Bank officers and Directors; Liability Insurance.

          (a) Following the Closing hereunder until the sixth anniversary thereof, AANB will not take any action to abrogate or diminish any right accorded under the certificate or articles of incorporation or by-laws of Ballston or articles of incorporation, by-laws or board resolutions of NV Bank as they existed immediately prior to the Closing to any person who, on or prior to the Closing, was a director or officer of Ballston or NV Bank to indemnification from or against losses, expenses, claims, demands, damages, liabilities, judgments, fines, penalties, costs, expenses (including without limitation reasonable attorneys fees) and amounts paid in settlement pertaining to or incurred in connection with any threatened or actual action, suit, claim, or proceeding (whether civil, criminal, administrative, arbitration, or investigative) arising out of events, matters, actions, or omissions occurring on or prior to the Closing; provided, however, that, notwithstanding the foregoing, a person who was a director or officer of Ballston or NV Bank shall not be entitled to be indemnified in connection with an action, suit, claim or proceeding to the extent that such indemnification would be (A) in contravention of public policy, or (B) prohibited by federal law, rule or regulation, and provided, further that a person who was a director or officer of Ballston or NV Bank shall not be entitled to be indemnified if such person (W) acted in bad faith, (X) did not reasonably believe his or her actions were in (or not opposed to) the best interests of Ballston or NV Bank, as the case may be,
     (Y) with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful, or (Z) was adjudged liable to Ballston or NV Bank, unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought determines that such person is entitled to indemnification. Following the Closing hereunder until the sixth anniversary thereof, AANB will guarantee the obligations of Subsidiary or any successor thereto, with respect to indemnification within the scope of this paragraph, to which Subsidiary shall succeed by virtue of the Holding Company Merger.

          (b) Unless the existing directors and officers insurance policy of Ballston and NV Bank provides for coverage against claims made after the Closing with respect to acts that occurred prior to the Closing, AANB and Ballston will together arrange for similar coverage for the directors and officers of Ballston and NV Bank against such claims made following the Closing until the sixth anniversary thereof and will divide and accrue the cost equally between AANB and Ballston prior to the calculation of the Exchange Price.

     8.2 Employment of Employees of Ballston and NV Bank by AANB. Except as otherwise consented to by AANB, any employee that is hired by Ballston or NV Bank between the date of this Agreement and Closing shall be subject to a probationary period as follows:

          (a) Six (6) Month Probationary Period -- all professional employees;
     and

          (b) Ninety (90) Day Probationary Period -- all staff.

     8.3. Employee Benefit Matters.

          (a) Transferred Employees. All employees of Ballston or NV Bank (including subsidiaries) immediately prior to the Effective Time of the Merger who are employed by Subsidiary, NV Bank or Adams Bank immediately following the Effective Time of the Merger ("Transferred Employees") will be covered by AANB's employee benefit plans as to which they are eligible based on their length of service, compensation, location, job classification, and position, including, where applicable, any incentive compensation plan. Notwithstanding the foregoing, AANB may determine to continue any of the Ballston or NV Bank benefit plans for Transferred Employees in lieu of offering participation in AANB's benefit plans providing similar benefits (e.g., medical and hospitalization benefits), to terminate any of the Ballston or NV Bank benefit plans, or to merge any such benefit plans with AANB's benefit plans. Except as otherwise prohibited by law, Transferred Employees' service with Ballston or NV Bank which is recognized by the applicable benefit plan of Ballston or NV Bank at the Effective Time of the Holding Company Merger shall be recognized as service with AANB or Adams Bank for purposes of eligibility to participate and vesting, if applicable (but not for purposes of benefit accrual) under the corresponding AANB or Adams Bank benefit plan, if any, subject to applicable break-in-service rules.

          (b) Health Plans. AANB agrees that any pre-existing condition, limitation or exclusion in its health plans shall not apply to Transferred Employees or their covered dependents who are covered under a medical or hospitalization indemnity plan maintained by Ballston or NV Bank on the date of the Holding Company Merger and who then change that coverage to AANB's medical or hospitalization indemnity health plan at the time such Transferred Employees are first given the option to enroll in AANB's health plans.

          (c) Ballston 401(k) Plan. AANB agrees that immediately following the Merger, all participants who then have accounts in the 401(k) plan maintained by Ballston or NV Bank (the "401(k) Plan") shall be vested in accordance with their existing plan and shall be vested consistent therewith in their account balances. AANB, at its election, may continue the 401(k) Plan for the benefit of Transferred Employees (as such plan may be amended as of the Effective Time of the Holding Company Merger to provide current contributions and eligibility provisions identical to those under the AANB Employees' Plan) may merge the 401(k) Plan into the AANB Employees' Plan, or may cease additional benefit accruals under and contributions to the 401(k) Plan and continue to hold the assets of such Plan until they are distributable in accordance with its terms. In the event of a merger of the 401(k) Plan into the AANB Employees' Plan or a cessation of accruals and contributions under the 401(k) Plan, the AANB Employee's Plan will recognize for purposes of eligibility to participate, early retirement, and eligibility for vesting, all Transferred Employees' service which is recognized under the 401(k) Plan, subject to applicable break-in-service rules.

          (d) Cooperation. Ballston and NV Bank agree to cooperate with AANB in implementing any decision made by AANB under this Section 8.3 with respect to employee benefit plans and to provide to AANB on or before the Effective Time of the Holding Company Merger a schedule of service credit for prospective Transferred Employees.

     8.4. Stock Options. Holders of outstanding Ballston Options shall exercise the Ballston Options for Ballston Common Stock prior to the Closing Date (if such options are by their terms then exercisable) and convert such Common Stock held as of the Effective Time of the Holding Company Merger into AANB Common Stock and cash paid as the Exchange Price.

     8.5. Status of AANB as "Women Owned Bank." Each party affirms that the parties have a commonality of interest in AANB remaining a "women owned bank" both before and after Closing, i.e., a majority of the outstanding shares of capital stock of AANB being owned or controlled by women.

     8.6. Actions by Subsidiary. Subsidiary will not, and AANB will not and will cause Subsidiary not to, take any actions that would cause the Holding Company Merger not to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

                                  ARTICLE IX

                                 Miscellaneous

     9.1. Expenses. Each party hereto shall bear and pay the costs and expenses incurred by it relating to the transactions contemplated hereby.

     9.2 Materiality. The term "material" when used in a monetary context in Sections 3.1(f), 3.1(m)(5), 3.1(n), 4.3(a)(vii), 4.3(a)(x), 4.3(a)(xi),
4.3(a)(xii), 4.3(a)(xiii), and 4.3(a)(xviii) is defined as Fifty Thousand and No/100 Dollars ($50,000.00) or more.

     9.3. Entire Agreement. This Agreement contains the entire agreement among AANB, Subsidiary, Ballston and NV Bank with respect to the Holding Company Merger and the related transactions and supersedes all prior agreements, arrangements or understandings with respect thereto.

     9.4. Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement.

     9.5. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

     If to AANB:

                  Abigail Adams National Bancorp, Inc.
                  1627 K Street, N.W.
                  Washington, D.C. 20006
                  Attention:  Barbara D. Blum
                              Chairwoman & CEO

     Copy to:
                  Duane W. Beckhorn, Esquire
                  Hazel & Thomas, P.C.
                  3110 Fairview Park Drive, Suite 1400
                  Falls Church, VA 20042

     If to Ballston or NV Bank:

                  Ballston Bancorp, Inc.
                  1667 K Street, N.W., Suite 700
                  Washington, D.C.  20006
                  Attention:  Robert F. Kelleher
                              Chairman, President & CEO

     Copy to:

                  Brian D. Alprin, Esquire
                  Duane, Morris & Heckscher LLP
                  1667 K Street, N.W., Suite 700
                  Washington, D.C.  20006-1608

     9.6. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     9.7. Governing Law. Except as may otherwise be required by the laws of the United States, this Agreement shall be governed by and construed in accordance with the laws of Delaware without application of conflict of law principles.

     9.8. No Third Party Beneficiary Intended. It is expressly agreed and by this statement specifically intended by the parties hereto that, unless it is stated herein specifically to the contrary as to any separately identified provision of this Agreement, nothing within this Agreement shall be construed as indicating any intent by any other entity or person not a party signatory to this Agreement by any provision contained herein or to entitle any third party to any right of action on account hereof.

     9.9. Extension; Waiver. At any time prior to the Effective Time of the Holding Company Merger, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

     9.10. Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Holding Company Merger by the shareholders of AANB or Ballston, but, after such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.11. No Assignment. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.


                      [SIGNATURES COMMENCE ON NEXT PAGE]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its officers thereunto duly authorized, all as of the day and year first above written.

                   ABIGAIL ADAMS NATIONAL BANCORP, INC.


                   By:  /s/ Barbara Davis Blum
                       ----------------------------------------------------
                   Name:    Barbara Davis Blum
                       ----------------------------------------------------
                   Title:   Chairwoman, President and CEO
                       ----------------------------------------------------


                   BALLSTON BANCORP INC.


                   By:  /s/ Robert F. Kelleher
                       ----------------------------------------------------
                   Name:    Robert F. Kelleher
                       ----------------------------------------------------
                   Title:   Chairman, President and Chief Executive Officer
                       ----------------------------------------------------

                   THE BANK OF NORTHERN VIRGINIA



                    By: /s/ Fred A. Burroughs, III
                       ----------------------------------------------------
                    Name:   Fred A. Burroughs, III
                       ----------------------------------------------------
                    Title:  Chairman and Chief Executive Officer
                       ----------------------------------------------------

Each of the undersigned sets forth his signature below to evidence his acknowledgment and agreement to Section 8.4 of the foregoing Agreement and Plan of Reorganization.



                            Fred A. Burroughs
                            ------------------
                            FRED A. BURROUGHS



                            Robert F. Kelleher
                            ------------------
                            ROBERT F. KELLEHER

All of the Directors of Ballston affix their signatures hereto for the purpose of agreeing to vote all their shares of Ballston Common Stock beneficially owned by them and with respect to which they have power to vote in favor of the Holding Company Merger and, subject to their fiduciary duties as directors, to cause the Holding Company Merger to be recommended by the Board of Directors of Ballston to the shareholders of Ballston in the proxy statement sent to shareholders in connection with such shareholders' meeting.


                                       Edward D. Soma
                                       ---------------------
                                       EDWARD D. SOMA

                                       John E. Kilcarr
                                       ---------------------
                                       JOHN E. KILCARR

                                        Paul A. Owens
                                       ---------------------
                                       PAUL A. OWENS

                                       Mary E. Fricano
                                       ---------------------
                                       MARY E. FRICANO

                                       Helena B. Metzger
                                       ---------------------
                                       HELENA B. METZGER

                                       Robert F. Kelleher
                                       ---------------------
                                       ROBERT F. KELLEHER

                                       Kenneth Haggerty, MD
                                       ---------------------
                                       DR. KENNETH HAGGERTY

The undersigned Shareholder of Ballston affixes its signature hereto for the purpose of agreeing to vote all its shares of Ballston Common Stock beneficially owned by it and with respect to which it has power to vote in favor of the Holding Company Merger.

                                  WOODLAWN FOUNDATION, INC.


                                  By:  John F. Haley
                                       ------------------------
                                       JOHN F. HALEY, PRESIDENT

                                  APPENDIX B

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262.  Appraisal rights

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of
this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the Stockholders entitled to receive notice of and to vote at the meeting of Stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the Stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)   Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of Stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its Stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such Stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify Stockholders of the effective date of the merger or consolidation, either
(i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the Stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such Stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all Stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the Stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the Stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the Stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the Stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the Stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to Stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting Stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                  APPENDIX C


                                   BAXTER
                                   FENTRISS
MAIN OFFICE:                       AND COMPANY              REGIONAL OFFICE:
------------                                                ----------------
9100 ARBORETUM PARKWAY                                      4117 N. ROXBORO RD.
SUITE 280                                                   SUITE 130
RICHMOND, VA 23236                                          DURHAM, NC 27704
(804) 323-7540                                              (919) 471-0340
FAX (804) 323-7457                                          FAX (919) 471-0534


                                 July 24, 1997


The Board of Directors
Abigail Adams National Bancorp, Inc.
1627 K Street, N.W.
Washington, D.C.  20006

Dear Members of the Board

Ballston Bancorp, Inc. Washington, D.C. ("Ballston") and Abigail Adams National Bancorp, Inc., Washington, D.C. ("AANB") have entered into an agreement providing for the acquisition of Ballston by AANB ("Acquisition"). The terms of the Acquisition are set forth in the Agreement and Plan of Reorganization dated June 23, 1997.

The terms of the Acquisition provide that, with the possible exception of those shares as to which dissenter's rights may be perfected, each common share of Ballston ($.20 par value) shall be converted into the right to receive $8.56, subject to certain adjustments, to be paid 50% in AANB common stock (par value $.01) and 50% in cash ("Consideration").

You have asked our opinion as to whether the proposed transaction pursuant to the terms of the Acquisition are fair to the respective shareholders of AANB from a financial point of view.

In rendering our opinion, we have evaluated the consolidated financial statements of Ballston and AANB available to us from published sources. In addition, we have, among other things: (a) to the extent deemed relevant, analyzed selected public information of certain other financial institutions;
(b) compared the terms of the Acquisition with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available; (c) reviewed the drafts of the Agreement and Plan of Reorganization and related documents; and (d) made such other analyses and examinations as we deemed necessary. We also met with various senior officers of Ballston and AANB to discuss the foregoing as well as other maters that may be relevant.

We have not independently verified the financial and other information concerning Ballston, or AANB, or other data which we have considered in our review. We have assumed the accuracy and completeness of all such information; however, we have no reason to believe that such information is not accurate and complete. Our conclusion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Ballston and AANB as they exist and are known to us as of March 31, 1997.

We have acted as financial advisor to AANB in connection with he Acquisition and will receive from AANB a fee for our services, a significant portion of which is contingent upon the consummation of the Acquisition.

It is understood that this opinion may be included in its entirety in any communication by AANB or the Board of Directors to the Stockholders of AANB. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based on the foregoing, and subject to the limitations described above, we are of the opinion that the Consideration is fair to the shareholders of AANB from a financial point of view.

Sincerely,


/s/ Baxter Fentriss and Company
Baxter Fentriss and Company

                                  APPENDIX D

                          DANIELSON ASSOCIATES, INC.
                           6110 Executive Boulevard
                                   Suite 504
                        Rockville, Maryland  20852-3903
                             TEL:  (301) 468-4884
                             FAX:  (301) 468-0013
                                                             PITTSBURGH OFFICE
                                                             -----------------
                                                           TEL: (412) 262-3207

                                                                 June 20, 1997

Board of Directors
Ballston Bancorp, Inc.
1110 N. Glebe Road
Arlington, Virginia  22201

Dear Members of the Board:

     You have requested our opinion as to the "fairness," from a financial point of view, of the offer by Abigail Adams National Bancorp, Inc. ("Adams") of Washington, D.C. to acquire all of the shares of the common stock of Ballston Bancorp, Inc. ("Ballston" or the "Bank") of Arlington, Virginia and its banking subsidiary, The Bank of Northern Virginia (also the "Bank") also of Arlington. The Adams offer is to purchase all of the outstanding shares of Ballston for $13,858,375 plus 1.8 times any capital resulting from the exercise of options after April 1, 1997, until closing any earnings less losses by Ballston subsequent to that same date, and minus any dividends declared by Ballston after April 1, 1997. Half of the payment will be in cash and the remainder in Adams' common stock. The "fair" sale value is defined as the price at which all of the shares of Ballston's common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts. In opining as to the "fairness" of the offer, it also must be determined if the Adams common stock to be exchanged for Ballston's common stock is "fairly" valued.

     Danielson Associates Inc. ("Danielson Associates"), as part of its investment banking business, is regularly engaged in the business of valuation of banks, bank holding companies and thrifts in connection with mergers, acquisitions and other securities transactions. Danielson Associates has knowledge of, and experience with, Virginia banking markets and banking organizations operating in those markets.

     This opinion is based partly on data supplied to Danielson Associates by Ballston, but it relies on some public information, all of which is believed to be reliable, but neither the completeness nor accuracy of such information can be guaranteed. In particular, the opinion assumes, based on management's representation, that there are no significant asset quality problems beyond what is stated in recent reports to regulatory agencies and in the monthly report to the directors.

     In arriving at this opinion, we reviewed (a) annual reports of Ballston and Adams for the fiscal years ended December 31, 1995 and 1996; (b) call report data on each from 1989 through 1996, including quarterly reports for March 31, 1997; (c) recently reported prices and trading activities of, and dividends paid on, the common stock of Adams; and (d) certain other publicly available information, including data relating to the current economic and acquisition environment generally and the banking market in particular.

     In preparing the opinion, the Bank's market has been analyzed and its business and prospects have been discussed with management. In addition, we conducted such other financial analyses as we deemed appropriate such as comparable company analyses, comparable transaction analyses, and pro forma dilution analyses. Any unique characteristics have been considered.

     We believe that such analyses as described above must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying this opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses and summary description.

     In this analyses, we made certain assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond Adams' or Ballston's control. Any estimates contained in our analyses are not necessarily indicative of future results of value, which may be significantly more or less favorable than such estimates.

     Based on the foregoing, it is our opinion that, as of the date hereof, the consideration to be given to the shareholders by Adams to acquire Ballston is fair, from a financial point of view, to Ballston and its shareholders.


                              Respectfully submitted,

                              /s/ Arnold G. Danielson
                              Arnold G. Danielson
                              Chairman
                              Danielson Associates Inc.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits Delaware corporations to include in their certificate of incorporation a provision limiting director's liability for monetary damages for breach of the duty of care. Section 145 of the Delaware General Corporation Law gives Delaware corporations the power to indemnify each of the present and former officers or directors under certain circumstances, if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

     Article FOURTEENTH of AANB's Certificate of Incorporation, as amended, limits the liability of AANB's directors to AANB or its shareholders for monetary damages for certain breaches of fiduciary duty arising out of certain aspects of the director's conduct. Article XI of AANB's By-laws permits indemnification of officers and directors to the fullest extent permitted by law.

     AANB maintains directors' and officers' liability insurance in the amount of $5,000,000.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


Exhibit
Number          Description of Exhibit
------          ----------------------

 2.1            Agreement and Plan of Reorganization among Abigail Adams
                National Bancorp, Inc., Ballston Bancorp, Inc. and The Bank of
                Northern Virginia, as amended (included as Appendix A to Proxy
                Statement/Prospectus)

 3.1            Certificate of Incorporation of AANB, as amended(1)

 3.1.1          Amendment to the Certificate of Incorporation of AANB(2)

 3.2            By-laws of AANB, as amended(3)

 4.1.1          Rights Agreement dated as of April 12, 1994, between AANB and
                The First National Bank of Maryland, as Rights Agent (Right
                Certificate attached as Exhibit A to Rights Agreement and
                Summary of Rights to Purchase Common Shares attached as
                Exhibit B to Rights Agreement)(4)


Exhibit
Number          Description of Exhibit
------          ----------------------

 4.1.2          First Amendment dated April 20, 1995 between AANB and The First
                National Bank of Maryland, as Rights Agent(5)

 5.1*           Opinion of Hazel & Thomas, P.C.

 8.1*           Opinion of Duane, Morris & Heckscher LLP regarding tax matters

 10.1           Non-qualified Stock Option Plan, as amended(6)

 10.2           Employee Incentive Stock Option Plan and Agreement(7)

 10.3           Directors Stock Option Plan and Agreement(8)

 10.4           Non-Qualified Stock Option Agreement(9)

 10.5           1996 Employee Incentive Stock Option Plan and Agreement(10)

 10.6           1996 Directors Stock Option Plan and Agreement(11)

 10.7           Amendment to The Adams National Bank Employee Stock Ownership
                Plan with 401(k) Provisions, dated February 18, 1997(12)

 10.8           Employment Agreement dated February 20, 1996 between AANB, The
                Adams National Bank and Barbara Davis Blum, as amended on
                March 29, 1996(13)

 10.9           Lease Agreement dated November 1, 1992 between Chase Manhattan
                Bank, N.A. as Trustee for Account Number p99904 and The Adams
                National Bank(14)

 10.10          Lease Agreement dated November 1, 1992 between Chase Manhattan
                Bank, N.A. as Trustee for Account Number p99904 and The Adams
                National Bank(15)

 10.11          Lease Agreement dated April 21, 1988 between Union Station Joint
                Venture, Ltd. and The Adams National Bank(16)

 10.12          Lease Agreement dated April 21, 1989, as amended on August 1,
                1989 between Union Station Joint Venture, Ltd. and The Adams
                National Bank(17)


Exhibit
Number          Description of Exhibit
------          ----------------------


 10.13          Amendment dated December 20, 1993 to Lease Agreement dated April
                21, 1989, as amended on August 1, 1989 between Union Station
                Joint Venture, Ltd. and The Adams National Bank (18)

 10.14          Lease Agreement dated December 20, 1993 between Union Station
                Joint Venture, Ltd., and The Adams National Bank (19)

 10.15          Sublease Agreement dated September 1, 1981, as amended September
                1, 1984, between 2909 M Associates and The Adams National Bank
                (20)

 10.16          Lease Agreement dated March 6, 1996 between 1604 17th Street
                Limited Partners and The Adams National Bank (21)

 10.17          Lease Agreement dated January 8, 1997 between Riverdale
                International, Inc. and The Adams National Bank (22)

 10.18          Agreement for Information Technology Services between Electronic
                Data Systems Corporation and The Adams National Bank (23)

 10.19          Special Program Financial Services Agreement dated December 30,
                1993 between IBAA Bancard, Inc. and The Adams National Bank (24)

 10.20 Deposit Insurance Transfer and Asset Purchase Agreement dated as of May 1, 1992 by and among the Federal Deposit Insurance
                Corporation as Receiver of Metropolitan Bank, N.A., the Federal
                Deposit Insurance Corporation and The Adams National Bank (25)

 10.21 Asset Pool Proposal Form and the Asset Pool Sale Agreement dated as of July 6, 1993 by and among the Federal Deposit Insurance
                Corporation as Receiver of City National Bank, the Federal
                Deposit Insurance Corporation and The Adams National Bank (26)

 10.22          Severance Agreement between The Adams National Bank and
                Alexander Beltran dated as of April 7, 1994 (27)


Exhibit
Number          Description of Exhibit
------          ----------------------

 10.23          Severance Agreement between The Adams National Bank and Devin
                Blum dated as of April 7, 1994 (28)

 10.24          Severance Agreement between The Adams National Bank and Thomas
                O. Griel dated as of April 7, 1994 (29)

 10.25          Severance Agreement between The Adams National Bank and Joyce R.
                Hertz dated as of April 7, 1994 (30)

 10.26          Severance Agreement between The Adams National Bank and Kimberly
                J. Levine dated as of April 7, 1994 (31)

 10.27          Severance Agreement between The Adams National Bank and Melrose
                Nathan dated as of April 7, 1994 (32)

 10.28          Severance Agreement between The Adams National Bank and Bijan
                Partovi dated as of April 7, 1994 (33)

 10.29          Agreement, dated April 20, 1995 between AANB and Marshall T.
                Reynolds (34)

 10.30          Employment Agreement between The Adams National Bank and Kate
                Walsh Carr dated as of January 21, 1997. (35)

 20.1           Form of Ballston Proxy Card

 20.2           Form of AANB Proxy Card

 20.3           Form of Ballston Election

 21             Subsidiaries of the Registrant (36)

 23.1           Consent of Arthur Andersen LLP

 23.2           Consent of KPMG Peat Marwick LLP

 23.3           Consent of Stoy, Malone and Company, P.C.

 23.4           Consent of Baxter Fentriss and Company

 23.5           Consent of Danielson Associates, Inc.

 23.6           Consent of Hazel & Thomas, P.C. (included at Exhibit 5.1)



Exhibit
Number          Description of Exhibit
------          ----------------------

 23.7           Consent of Duane, Morris & Heckscher LLP (included at Exhibit
                8.1)

--------------------------------------
   *    To be provided by amendment.

(1) Incorporated by reference to Exhibit 3 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1987.
(2)  Incorporated by reference to Exhibit 3.2 of Amendment No. 2 to AANB's
     Form SB-2 filed July 9, 1996.
(3) Incorporated by reference to Exhibit 3 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1987.
(4)  Incorporated by reference to Exhibits 1-3 of AANB's Registration
     Statement on Form 8-A dated April 12, 1994.
(5) Incorporated by reference to Exhibit 4 to AANB's Registration Statement on Form 8-A/A dated April 21, 1995.
(6)  Incorporated by reference to Exhibit 10(b) of AANB's Annual Report on
     Form 10-K for the fiscal year ended December 31, 1987 and Exhibit 10(I) of AANB's Annual Report on Form 10-K for fiscal year ended December 31, 1989.
(7) Incorporated by reference to Exhibit 10.2.2 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(8) Incorporated by reference to Exhibit 10.2.3 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(9) Incorporated by reference to Exhibit 10.2.4 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(10) Incorporated by reference to Exhibit 10.5 of AANB's Annual Report on
     Form 10-KSB for the fiscal year ended December 31, 1996.
(11) Incorporated by reference to Exhibit 10.6 of AANB's Annual Report on
     Form 10-KSB for the fiscal year ended December 31, 1996.
(12) Incorporated by reference to Exhibit 10.7 of AANB's Annual Report on
     Form 10-KSB for the fiscal year ended December 31, 1996.
(13) Incorporated by reference to Exhibit 10.3 of AANB's Annual Report on
     Form 10-K for the fiscal year ended December 31, 1995.
(14) Incorporated by reference to Exhibit 10(d) of AANB's Annual Report on
     Form 10-K for the fiscal year ended December 31, 1992.
(15) Incorporated by reference to Exhibit 10(e) of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(16) Incorporated by reference to Exhibit 10(f) of AANB's Quarterly Report on Form 10-Q for the quarter ended September 30, 1988.

(17) Incorporated by reference to Exhibit 10(g) of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1989.
(18) Incorporated by reference to Exhibit 10.7.2 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(19) Incorporated by reference to Exhibit 10.8 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(20) Incorporated by reference to Exhibit 10.9 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
(21) Incorporated by reference to Exhibit 10.10 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
(22) Incorporated by reference to Exhibit 10.17 of AANB's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996.
(23) Incorporated by reference to Exhibit 10(j) of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(24) Incorporated by reference to Exhibit 10.11 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.
(25) Incorporated by reference to Exhibit 10 of AANB's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992.
(26) Incorporated by reference to Exhibit 10 of AANB's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993.
(27) Incorporated by reference to Exhibit 10.1 of AANB's Current Report on Form 8-K dated April 27, 1994 (earliest event reported April 7, 1994).
(28) Incorporated by reference to Exhibit 10.2 of AANB's Current Report on Form 8-K dated April 27, 1994 (earliest event reported April 7, 1994).
(29) Incorporated by reference to Exhibit 10.3 of AANB's Current Report on Form 8-K dated April 27, 1994 (earliest event reported April 7, 1994).
(30) Incorporated by reference to Exhibit 10.4 of AANB's Current Report on Form 8-K dated April 27, 1994 (earliest event reported April 7, 1994).
(31) Incorporated by reference to Exhibit 10.5 of AANB's Current Report on Form 8-K dated April 27, 1994 (earliest event reported April 7, 1994).
(32) Incorporated by reference to Exhibit 10.6 of AANB's Current Report on Form 8-K dated April 27, 1994 (earliest event reported April 7, 1994).
(33) Incorporated by reference to Exhibit 10.7 of AANB's Current Report on Form 8-K dated April 27, 1994 (earliest event reported April 7, 1994).
(34) Incorporated by reference to Exhibit 5 of AANB's Registration Statement on Form 8-A/A, dated April 21, 1995.
(35) Incorporated by reference to Exhibit 10.30 of AANB's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996.
(36) Incorporated by reference to Exhibit 22 of AANB's Annual Report on Form 10-K for the fiscal year ended December 31, 1987.

(b)  Financial Statement Schedules

     Not applicable.

ITEM 22.  UNDERTAKINGS

The Registrant will:

     (a) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (b) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (c) Respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) Supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized at the District of Columbia, this August 14, 1997.

                                        ABIGAIL ADAMS NATIONAL BANCORP, INC.
                                        ------------------------------------
                                        Registrant


                                        By: /s/ Barbara Davis Blum
                                            ----------------------------
                                        Barbara Davis Blum
                                        Chairwoman of the Board,
                                        President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barbara Davis Blum and Kimberly J. Levine, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


   Signature                     Title                             Date
   ---------                     -----                             ----

/s/ Barbara Davis Blum    Chairwoman of the Board, President    August 14, 1997
------------------------  and Chief Executive Officer
Barbara Davis Blum        (Principal Executive Officer)


/s/ Shireen Dodson        Director                              August 14, 1997
------------------------
Shireen Dodson

/s/ Susan Hager           Director                              August 14, 1997
------------------------
Susan Hager




/s/ Jeanne Hubbard          Director                            August 14, 1997
------------------------
Jeanne Hubbard


/s/ Clarence L. James, Jr.  Director                            August 14, 1997
------------------------
Clarence L. James, Jr.


/s/ Steve Protulis          Director                            August 14, 1997
------------------------
Steve Protulis

/s/ Marshall T. Reynolds    Director                            August 14, 1997
------------------------
Marshall T. Reynolds


/s/ Robert L. Shell, Jr.    Director                            August 14, 1997
------------------------
Robert L. Shell, Jr.


/s/ Dana Stebbins           Director                            August 14, 1997
------------------------
Dana Stebbins


/s/ Susan J. Williams       Director                            August 14, 1997
------------------------
Susan J. Williams


/s/ Kimberly J. Levine       Senior Vice President,             August 14, 1997
------------------------   Treasurer and Chief Financial
Kimberly J. Levine         Officer (Principal Financial
                           and Accounting Officer)



                                INDEX TO EXHIBITS


Exhibit                                                             Page
Number    Exhibit                                                   Number
-------   -------                                                   ------

20.1      Form of Ballston Proxy Card

20.2      Form of AANB Proxy Card

20.3      Form of Ballston Election

23.1      Consent of Arthur Andersen LLP

23.2      Consent of KPMG Peat Marwick LLP

23.3      Consent of Stoy, Malone & Company, P.C.

23.4      Consent of Baxter Fentriss and Company

23.5      Consent of Danielson Associates, Inc.